NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR OF

C21 INVESTMENTS INC.

TO BE HELD ON AUGUST 7, 2026

with respect to an

ARRANGEMENT

involving

C21 INVESTMENTS INC.

and

VIREO GROWTH INC.

These materials are important and require your immediate attention. The shareholders of C21 Investments Inc. are required to make important decisions. If you have questions as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

RECOMMENDATION TO SHAREHOLDERS: THE BOARD OF DIRECTORS OF C21 INVESTMENTS INC. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

NO SECURITIES REGULATORY AUTHORITY OR STOCK EXCHANGE IN CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION HAS EXPRESSED AN OPINION ABOUT, OR PASSED UPON THE FAIRNESS OR MERITS OF, THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, THE SECURITIES OFFERED PURSUANT TO SUCH TRANSACTIONS OR THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT AND IT IS A CRIMINAL OFFENSE TO CLAIM OTHERWISE.

July 3, 2026

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6C 3H4

Dear Shareholders:

This is an exciting time to be a shareholder of C21 Investments Inc. ("C21"). We are pleased to provide details in this Management Information Circular surrounding an upcoming Arrangement (defined below) with Vireo Growth Inc. ("Vireo") (CSE: VREO; OTCQX: VREOF). The Arrangement is expected to offer shareholders of C21 direct exposure to Vireo's broad platform across cannabis and adjacent agricultural markets, with operations in 10 states and approximately 170 dispensaries across the United States, which we believe will bring the necessary scale, access to capital and market reach that will be critical to delivering greater value to shareholders as the US cannabis industry continues to evolve and grow.

You are cordially invited to attend the special meeting (the "Meeting") of the holders (the "C21 Shareholders") of common shares and subordinate voting shares (collectively, "C21 Shares") of C21 to be held at the offices of Koffman Kalef LLP at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H4 on August 7, 2026 at 10:00 a.m. (Pacific Time).

The Arrangement

On June 14, 2026, C21 entered into an arrangement agreement (the "Arrangement Agreement") with Vireo, pursuant to which, subject to approval of the C21 Shareholders and the terms and conditions of the Arrangement Agreement, Vireo will acquire all of the issued and outstanding C21 Shares (after conversion of all subordinate voting shares of C21) by way of a court-approved plan of arrangement (the "Plan of Arrangement") under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Vireo will acquire the C21 Shares on the basis of 0.023052 (the "Exchange Ratio") of a subordinate voting share of Vireo (each whole share, a "Vireo Share") for each C21 Share held immediately prior to the effective time of the Arrangement (the "Effective Time") (other than with respect to C21 Shareholders exercising dissent rights) (the "Consideration").

Each stock option of C21 ("C21 Option") shall be deemed fully vested, and each holder of a C21 Option will receive, in exchange for all of their C21 Options, fully vested stock options of Vireo exercisable to purchase from Vireo, on exercise, Vireo Shares, subject to adjustments to reflect the Exchange Ratio.

Each C21 Share purchase warrant ("C21 Warrant") outstanding immediately prior to the Effective Time will remain outstanding in accordance with the terms of the warrant indenture governing such C21 Warrant, and each holder of such C21 Warrant will be entitled to receive upon the exercise of such holder's C21 Warrant, in lieu of C21 Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the Vireo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of C21 Shares to which such holder would have been entitled if such holder had exercised such holder's C21 Warrants immediately prior to the Effective Time.

Each C21 12.0% convertible debenture ("C21 Debenture") outstanding immediately prior to the Effective Time will remain outstanding in accordance with the terms of the debenture indenture governing such C21 Debenture, and each holder of a C21 Debenture will be entitled to receive upon the conversion of such holder's C21 Debenture, in lieu of C21 Shares to which such holder was theretofore entitled upon such conversion, the Vireo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of C21 Shares to which such holder would have been entitled if such holder's C21 Debentures had been converted immediately prior to the Effective Time.

Pursuant to the terms of the Arrangement Agreement, each C21 restricted share unit and deferred share unit shall vest and accelerate in full and be settled in C21 Shares immediately prior to the Effective Time, which C21 Shares will be acquired by Vireo under the Arrangement in exchange for the Consideration.

At the Meeting, you will be asked to consider and approve a special resolution authorizing and approving the Arrangement (the "Arrangement Resolution").

Upon completion of the Arrangement, Vireo will own 100% of the issued and outstanding C21 Shares. Based on the assumptions set out in the accompanying management information circular dated July 3, 2026 (the "Circular"), it is expected that C21 Shareholders will own approximately 4.5% of the issued and outstanding Vireo Shares following completion of the Arrangement, on a fully diluted basis.

Recommendation of the C21 Board

The board of directors of C21 (the "C21 Board") has reviewed the terms and conditions of the Arrangement Agreement and the transactions contemplated thereunder. After consulting with C21 management and receiving advice and assistance from its financial and legal advisors, and after careful consideration of alternatives and a number of factors, including, among others, the recommendation of the special committee established by the C21 Board (the "C21 Special Committee") and receipt of the Fairness Opinion (defined below) and the factors set out in the Circular under the heading "The Arrangement - Reasons for the Recommendations of the C21 Board", the C21 Board unanimously (with interested directors abstaining) determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of C21 and are fair to the C21 Shareholders and approved and authorized C21 to enter into the Arrangement Agreement. Accordingly, the C21 Board unanimously recommends that the C21 Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendations of the C21 Board

• Participation by C21 Shareholders in Future Growth. By receiving Vireo Shares under the Arrangement, C21 Shareholders will have the opportunity to participate in any future increase in value of Vireo through exposure to Vireo's scale, access to capital and broad market reach. Immediately following the completion of the Arrangement, C21 Shareholders are expected to own approximately 4.5% of the outstanding Vireo Shares, with existing Vireo Shareholders owning approximately 95.5% of the outstanding Vireo Shares, on a fully-diluted basis.

• Exposure to a Broader U.S. Cannabis Market. Through the Consideration payable pursuant to the Arrangement, C21 Shareholders will receive exposure to Vireo's diversified cannabis platform, with operations in 10 states and approximately 170 dispensaries across the United States.

• Enhanced Scale and Access to Capital. C21 has historically faced challenges accessing capital markets for equity with no history of substantial equity financing or analyst coverage. If the Arrangement is completed, C21 Shareholders will, through their ownership of Vireo Shares, benefit from an enhanced capital markets presence and a broader shareholder group, with strengthened access to growth capital in the form of both debt and equity.

• Management Strength and Integration. If the Arrangement is completed, C21 Shareholders will, through their ownership of Vireo Shares, benefit from the expertise of Vireo's management and Vireo's commitment to performance and brand excellence.

• Premium to C21 Shareholders. The Arrangement provides C21 Shareholders with a premium per C21 Common Share of approximately 13.2% to the closing price of the C21 Common Shares on the Canadian Securities Exchange (the "CSE") on June 12, 2026, and approximately 6.6% to the 30-day volume weighted average trading price of the C21 Common Shares on the CSE based on the closing price of the Vireo Shares on the CSE on June 12, 2026.

• Review of Alternative Strategic Options including Continuation of Standalone Business Plan. The C21 Special Committee and the C21 Board also considered a number of other strategic options, including continuing C21's standalone business strategy. The C21 Board and C21 Special Committee determined that the Arrangement has the potential to be accretive to C21 Shareholders and would minimize the uncertainty associated with pursuing a standalone business strategy given the small scale of C21's operations. The C21 Board and C21 Special Committee concluded that the Arrangement would provide greater opportunities for C21 and, in turn, greater value to C21 Shareholders.

• Detailed Review and Comprehensive Arm's Length Negotiations. The Arrangement Agreement is the result of extensive arm's length negotiations between C21 and Vireo with oversight and participation of the C21 Special Committee, the C21 Board and their financial and legal advisors.

• Fairness Opinion. The C21 Board received a fairness opinion (the "Fairness Opinion") from Needham & Company, LLC ("Needham & Company") in which Needham & Company stated that, as of the date thereof, and based upon the scope of review and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the C21 Shareholders in connection with the Arrangement is fair, from a financial point of view, to the C21 Shareholders. See "The Arrangement - Fairness Opinion" in the Circular.

• Evaluation and Analysis. The C21 Board carefully considered the Arrangement, current economic, industry and market trends and related risks affecting each of C21 and Vireo, information concerning the business, operations, assets, financial condition, operating results and prospects of C21 and Vireo, and the historical trading prices of the C21 Shares and the Vireo Shares, taking into account the results of C21's due diligence review of Vireo and its business.

• No Other Bidders. No other potential acquirors have approached C21 with an Acquisition Proposal (as defined in the Circular) following the announcement of the Arrangement.

• Acceptance by Supporting C21 Shareholders. Pursuant to the Voting Support Agreements, each of the directors and officers of C21 have agreed, among other things, to vote their C21 Shares, collectively representing approximately 12.32% of the total C21 Shares outstanding as of the Record Date, in favour of the Arrangement Resolution.

• Ability to Respond to Unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, the C21 Board will remain able to respond to an unsolicited bona fide Acquisition Proposal that constitutes a Superior Proposal (as defined in the Circular) under the Arrangement Agreement. The terms of the Arrangement Agreement are, in the opinion of the C21 Board, reasonable in the circumstances, and while the C21 Board is required to strictly comply with the provisions of the Arrangement Agreement as they relate to Acquisition Proposals, such provisions do not preclude other proposals being made to C21. See "Transaction Agreements - The Arrangement Agreement - Covenants - C21 Non-Solicitation Covenants" in the Circular.

• Shareholder and Court Approval. The Arrangement is subject to the following shareholder and court approvals, which are intended to protect C21 Shareholders and ensure that the Arrangement treats C21 Shareholders equitably and fairly:

o the Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast by C21 Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by C21 Shareholders present in person or represented by proxy at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101, as described under "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101" in the Circular; and

o the Arrangement is subject to a determination of the Supreme Court of British Columbia that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to the rights and interests of C21 Shareholders.

• Dissent Rights. The terms of the Plan of Arrangement provide that registered C21 Shareholders who oppose the Arrangement may, upon strict compliance with certain conditions, exercise their dissent rights and, if ultimately successful, receive the fair value for their C21 Shares (as described in the Plan of Arrangement).

• Deal Certainty. Vireo's obligation to complete the Arrangement is subject to a limited number of conditions that the C21 Board believes are reasonable in the circumstances.

• Appropriateness of Deal Protections. The Termination Fee (as defined in the Circular) and other deal protection measures contained in the Arrangement Agreement are appropriate inducements to Vireo to enter into the Arrangement Agreement.

The accompanying Notice of Meeting and Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Circular, including the documents incorporated by reference. If you require assistance, you should consult your financial, legal, or other professional advisor.

Voting Requirements

In order to become effective, the Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast by C21 Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of votes cast by C21 Shareholders present in person or represented by proxy at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

In addition to the approvals of the C21 Shareholders, completion of the Arrangement is subject to receipt of certain required regulatory approvals, approval of the Canadian Securities Exchange, the Supreme Court of British Columbia, and other customary closing conditions, all of which are described in more detail in the Circular.

Your vote is important regardless of the number of C21 Shares you own.

Voting

If you are a registered C21 Shareholder and are unable to be present in person at the Meeting, we encourage you to submit your vote online or by telephone. You may also vote by mail by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc. ("Computershare"), Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, by 10:00 a.m. (Pacific Time) on August 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting. Alternatively, you may submit your vote via the internet at www.investorvote.com, or by telephone at 1- 866-732-8683 (toll free in North America). Please do this as soon as possible and in any event prior to the deadline specified above. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

If you are not registered as the holder of your C21 Shares but hold your C21 Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary in order to vote your C21 Shares. See the section in the Circular entitled "Information Concerning the Meeting - Voting by Beneficial C21 Shareholders" for further information on how to vote your C21 Shares.

Please vote as soon as possible.

If you have any questions about obtaining the Consideration to which you are entitled for your C21 Shares under the Arrangement, including with respect to completing the applicable letter of transmittal, please contact Odyssey Trust Company, who will act as depositary under the Arrangement, at (587) 885-0960 or by email at corp.actions@odysseytrust.com.

On behalf of C21, we would like to thank you for your continued support as we proceed with this important transaction.

Sincerely,

(signed) "Bruce Macdonald"

Chairman of the Board of Directors

C21 Investments Inc.

Voting is Easy. Vote Well in Advance of the Proxy Deadline on August 5, 2026 at

10:00 a.m. (Pacific Time)

C21 INVESTMENTS INC.

("C21")

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6C 3H4

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders (the "C21 Shareholders") of common shares and subordinate voting shares (collectively, "C21 Shares") of C21 will be held at the offices of Koffman Kalef LLP at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H4 on August 7, 2026 at 10:00 a.m. (Pacific Time) for the following purpose:

(1) to consider, pursuant to an interim order of the Supreme Court of British Columbia (the "Court") dated July 2, 2026 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") approving a plan of arrangement (the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "BCBCA"), involving C21 and Vireo Growth Inc., the full text of which is set forth in Appendix A to the accompanying management information circular for the Meeting (the "Circular"); and

(2) to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting or any adjournment or postponement thereof.

The full text of the plan of arrangement effecting the Arrangement is attached to the Circular as Appendix B. A copy of the arrangement agreement has been filed under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This notice is accompanied by the Circular, a letter of transmittal and either a form of proxy for a registered C21 Shareholder or a voting instruction form for a beneficial C21 Shareholder.

C21's board of directors (the "C21 Board") unanimously recommends that the C21 Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

The C21 Board has fixed June 25, 2026 as the record date (the "Record Date") for determining C21 Shareholders who are entitled to receive notice of and vote at the Meeting. C21 Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournment or postponement thereof on the basis of one vote for each C21 Share held. To be adopted, the Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast by C21 Shareholders, present in person or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of votes cast by the holders of C21 Shares, present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

If you are a registered C21 Shareholder and are unable to be present in person at the Meeting, we encourage you to vote by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc. ("Computershare"), Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, by 10:00 a.m. (Pacific Time) on August 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting. Alternatively, you may submit your vote via the internet at www.investorvote.com, or by telephone at 1-866-732-8683 (toll free in North America). Please do this as soon as possible and in any event prior to the deadline specified above. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

If you are not registered as the holder of your C21 Shares but hold your C21 Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary in order to vote your C21 Shares. See the section in the Circular entitled "Information Concerning the Meeting - Voting by Beneficial C21 Shareholders" for further information on how to vote your C21 Shares.

Registered C21 Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their C21 Shares, subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the plan of arrangement, the Interim Order and the final order of the Court. The right to dissent is described in the section in the Circular entitled "Dissent Rights" and the text of the Interim Order, as set forth in Appendix C to the Circular. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified, may result in the loss of any right of dissent.

If you have any questions about obtaining the consideration to which you are entitled for your C21 Shares under the Arrangement, including with respect to completing the applicable letter of transmittal, please contact Odyssey Trust Company, who will act as depositary under the Arrangement, at (587) 885-0960 or by email at corp.actions@odysseytrust.com.

DATED at Vancouver, British Columbia this 3rd day of July, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Bruce Macdonald"

Bruce Macdonald

Chairman of the Board of Directors

C21 Investments Inc.

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING

Following are some questions that you, as a C21 Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in, or incorporated by reference into, this Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, each of which are important and should be reviewed carefully before making a decision related to your C21 Shares. All capitalized terms used herein have the meanings ascribed to them in the "Glossary of Terms" section of the Circular. See also the sections in the Circular entitled "Management Information Circular - Cautionary Note Regarding Forward- looking Statements and Risks", "Risk Factors" and "Information Concerning C21 - Risk Factors".

Q&A ON THE ARRANGEMENT

General

Q: What am I voting on?

A: You are being asked to vote on a special resolution, the full text of which is set forth in Appendix A to this Circular, approving, among other things, the Arrangement involving C21 and Vireo. If the Arrangement is approved by the C21 Shareholders and subject to satisfaction or waiver of all other conditions to the Arrangement, Vireo will acquire all of the issued and outstanding C21 Shares for consideration equal to 0.023052 of a Vireo Share in exchange for each C21 Share held immediately prior to the Effective Time.

See "The Arrangement - Description of the Arrangement" and "The Arrangement - Required C21 Approval."

Q: What will I receive in the Arrangement?

A: C21 Shareholders: Pursuant to the Arrangement, at the Effective Time, C21 Shareholders (other than Dissenting Shareholders) will receive 0.023052 of a Vireo Share for each C21 Common Share held immediately prior to the Effective Time (after conversion of all C21 Subordinate Voting Shares into C21 Common Shares in accordance with the Plan of Arrangement). No fractional Vireo Shares will be issued and the number of Vireo Shares to be issued will be rounded down to the nearest whole number of Vireo Shares.

C21 Optionholders: Pursuant to the Arrangement, at the Effective Time, each C21 Option will be deemed fully vested, and each C21 Optionholder will receive, in exchange for all of their C21 Options, fully vested options (each, a "Replacement Option") to purchase the number of Vireo Shares equal to the Exchange Ratio multiplied by the number of C21 Shares subject to such C21 Option immediately prior to the Effective Time, rounded down to the nearest whole number of Vireo Shares, and at an exercise price per Vireo Share equal to the original exercise price per C21 Share divided by the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, shall be the same as those of the C21 Option for which it was exchanged.

C21 RSU Holders and C21 DSU Holders: Pursuant to the terms of the Arrangement Agreement, each C21 RSU and C21 DSU outstanding immediately prior to the Effective Time shall vest and accelerate in full and be settled in C21 Shares as of immediately prior to the Effective Time.

C21 Warrantholders: Each C21 Warrantholder will be entitled to receive upon the exercise of such holder's C21 Warrant, in lieu of C21 Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the Vireo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of C21 Shares to which such holder would have been entitled if such holder had exercised such holder's C21 Warrants immediately prior to the Effective Time. If the foregoing would result in the issuance of a fraction of a Vireo Share upon the exercise of all such C21 Warrants held by a C21 Warrantholder, then the aggregate number of Vireo Shares otherwise issuable pursuant to the exercise of such C21 Warrants will be rounded down to the nearest whole number of Vireo Shares.

C21 Debentureholders: Each C21 Debentureholder will be entitled to receive upon the conversion of such holder's C21 Debentures, in lieu of C21 Shares to which such holder was theretofore entitled upon such conversion, the Vireo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of C21 Shares to which such holder would have been entitled if such holder's C21 Debentures had been converted immediately prior to the Effective Time. If the foregoing would result in the issuance of a fraction of a Vireo Share upon the conversion of all such C21 Debentures held by a C21 Debentureholder, then the aggregate number of Vireo Shares otherwise issuable pursuant to the conversion of such C21 Debentures will be rounded down to the nearest whole number of Vireo Shares.

See "The Arrangement - Description of the Arrangement".

Q: What is a Plan of Arrangement?

A: A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of their shareholders and the Court. The Plan of Arrangement you are being asked to consider will provide for, among other things, the acquisition by Vireo of all the issued and outstanding C21 Shares.

Q: When will the Arrangement be completed?

A: The Arrangement will be completed as soon as practicable upon receipt of the Required Regulatory Approvals, the Required C21 Approval, the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement.

See "Transaction Agreements - The Arrangement Agreement - Covenants" and "Regulatory Securities Law Matters - Canadian Securities Law Matters - Status under Canadian Securities Laws".

Q: How will I know when the Arrangement will be implemented?

A: The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. C21 and Vireo will make a public announcement once the conditions have been satisfied or waived and that the Arrangement has been completed.

Q: How many C21 Shares are entitled to vote?

A: As of the Record Date, June 25, 2026, there were 118,678,994 C21 Common Shares and 100,000,000 C21 Subordinate Voting Shares (convertible into an aggregate of 100 C21 Common Shares) outstanding and entitled to vote at the Meeting, and approximately 1,464,449 C21 Shares, representing approximately 1.23% of the votes attaching to the C21 Shares, will be excluded for the purposes of determining whether "minority approval" has been obtained pursuant to MI 61- 101. You are entitled to one vote for each C21 Share that you own as at the Record Date.

Q: How will I receive the Consideration for my C21 Shares?

A: Beneficial C21 Shareholders: Assuming completion of the Arrangement, if you hold your C21 Shares through an Intermediary, then you are not required to take any action and the Consideration Shares you are entitled to receive will be delivered to your Intermediary through procedures in place for such purposes between CDS & Co. or similar entities and such Intermediaries. You should contact your Intermediary if you have any questions regarding this process.

Registered Shareholders: Assuming completion of the Arrangement, in order to receive a share certificate or DRS Advice representing Vireo Shares, a Registered C21 Shareholder must properly complete and return the enclosed Letter of Transmittal, all documents required thereby in accordance with the instructions set out therein, and such additional documents and instruments as the Depositary may reasonably require.

Q: Should I send my C21 Share certificates now?

A: While you are not required to send your certificate(s) or DRS Advice(s) representing C21 Shares to validly cast your vote in respect of the Arrangement Resolution, failure to do so will delay your ability to receive the Vireo Shares that you are entitled to in exchange for such C21 Shares until such shares are sent, together with your Letter of Transmittal, to the Depositary. Further, failure to send your certificate(s) or DRS Advice(s) representing your C21 Shares within six (6) years of the date of completion of the Arrangement will result in loss of your entitlement to receive Vireo Shares. Accordingly, we encourage Registered C21 Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with their share certificate(s) or DRS Advice(s) representing C21 Shares (if applicable) to the Depositary in accordance with the instructions set out in the Letter of Transmittal, as soon as possible, as this will assist in arranging for the prompt exchange of their C21 Shares and issuance of the Consideration Shares if the Arrangement is completed.

Do not send your Letter of Transmittal and share certificate(s) or DRS Advice(s) to C21..

Q: To where do I direct questions about the Letter of Transmittal?

A: For questions about completing your Letter of Transmittal, please contact Odyssey at (587) 885- 0960 or by email at corp.actions@odysseytrust.com. See "Additional Information" in this Circular.

Q: As a C21 Shareholder, what happens if I submit my Letter of Transmittal and the associated documentation, including my share certificate(s) or DRS Advice(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A: If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) or DRS Advice(s) and any other documentation associated with your ownership of C21 Shares will be returned as soon as reasonably practicable to you by the Depositary.

Q: How will I receive the Replacement Options?

A: C21 Optionholders do not need to submit further documentation with respect to their C21 Options. C21 Optionholders will not be receiving any new certificates evidencing the Replacement Options as any document or agreement previously evidencing a C21 Option will, upon completion of the Arrangement, evidence and be deemed to evidence a Replacement Option. C21 Optionholders will be notified regarding procedures for the exercise of Replacement Options.

Q: Will the C21 Common Shares continue to be listed on the CSE and quoted on the OTCQX after the Arrangement?

A: No. The C21 Common Shares will be delisted from the CSE and no longer be quoted on the OTCQX as soon as practicable following the completion of the Arrangement and C21 will become a wholly-owned subsidiary of Vireo. When the Arrangement is completed, former C21 Shareholders will hold Vireo Shares, which are currently listed on the CSE and quoted on the

OTCQX.

See "Regulatory Securities Law Matters - Canadian Securities Law Matters - Status under Canadian Securities Laws".

Q: Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A: C21 Shareholders should carefully consider the risk factors described in the Circular under the headings "Management Information Circular - Cautionary Note Regarding Forward-looking Statements and Risks", "Risk Factors" and "Information Concerning C21 - Risk Factors" before deciding how to vote on the Arrangement Resolution. In considering whether to vote in favour of the Arrangement Resolution, C21 Shareholders should consider the risks associated with the Arrangement not proceeding, including the effect of such an outcome on the price of the C21 Shares and management's ability to identify alternative transactions, as further described under the heading "Risk Factors - Risks if the Arrangement is Not Completed". See "Management Information Circular - Cautionary Note Regarding Forward-looking Statements and Risks", "Risk Factors" and "Information Concerning C21 - Risk Factors" in this Circular, and "Risk Factors" in the C21 Annual Report and C21 Annual MD&A.

Q: Am I entitled to Dissent Rights?

A: If you are a Registered C21 Shareholder who duly and validly exercises Dissent Rights in strict compliance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, and the Arrangement becomes effective, you will be entitled to be paid the fair value of your C21 Shares determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted. Registered C21 Shareholders are cautioned that this amount may not be the same as, and could be less than the value of the Consideration received by the C21 Shareholders under the Arrangement.

If you wish to dissent, you must ensure that the written objection to the Arrangement Resolution is sent to C21, Attention: Chief Financial Officer, at its registered office located at 1900 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H4, by no later than 5:00 p.m. (Pacific Time) on August 5, 2026, or at least two Business Days immediately preceding any adjournment or postponement of the Meeting, as described under "Dissent Rights".

Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order may result in the loss of any right to dissent.

Background

Q: What was the process that led to the Arrangement Agreement?

A: The entry by C21 and Vireo into the Arrangement Agreement is the result of arm's length negotiations among representatives of C21 and Vireo and their respective legal and financial advisors. A summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between C21 and Vireo and their respective legal and financial advisors that preceded the execution of the Arrangement Agreement and the public announcement of the Arrangement is included in this Circular under the heading "The Arrangement - Background to the Arrangement".

See "The Arrangement - Background to the Arrangement", "The Arrangement - Reasons for the Recommendations of the C21 Board", "Management Information Circular - Cautionary Note Regarding Forward-looking Statements and Risks", "Risk Factors" and "Information Concerning C21 - Risk Factors".

Q: Has a fairness opinion been provided on the Arrangement?

A: Yes. The C21 Board received the Fairness Opinion, in which Needham & Company stated that, as of the date thereof, and based upon the scope of review and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the C21 Shareholders in connection with the Arrangement is fair, from a financial point of view, to the C21 Shareholders. A copy of the Fairness Opinion is attached as Appendix H to this Circular.

See "The Arrangement - Fairness Opinion".

Q: What is the recommendation of the C21 Board?

A: After taking into consideration, among other things, the Fairness Opinion, and the receipt of a unanimous recommendation of the C21 Special Committee, the C21 Board unanimously (with interested directors abstaining) determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of C21 and are fair to the C21 Shareholders and recommends that C21 Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

See "The Arrangement - Recommendation of the C21 Board".

Q: Why is the C21 Board making this recommendation?

A: In reaching their conclusion that the Arrangement is in the best interests of C21, the C21 Board considered a number of factors and risks, including but not limited to those described under the headings "The Arrangement - Reasons for the Recommendations of the C21 Board", "The Arrangement - Fairness Opinion", "Risk Factors" and "Information Concerning C21 - Risk Factors" in the Circular.

Q: Do any directors or officers of C21 have any interests in the Arrangement that are different from, or in addition to, those of the C21 Shareholders?

A: Some of the directors and officers of C21 have interests in the Arrangement that are different from, or in addition to, the interests of C21 Shareholders generally.

See "The Arrangement - Interests of Certain Persons in the Arrangement" and "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101" in this Circular.

Approvals

Q: What vote is required at the Meeting to approve the Arrangement Resolution?

A: In order to become effective, the Arrangement Resolution must be approved by at least (i) 66 2/3% of the votes cast by C21 Shareholders present in person or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by C21 Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101.

See "The Arrangement - Required C21 Approval" and "The Arrangement - Interests of Certain Persons in the Arrangement", and "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101" in this Circular.

Q: Are there voting agreements?

A: Yes. Concurrently with the execution of the Arrangement Agreement, the Supporting C21 Shareholders entered into the Voting Support Agreements with Vireo, pursuant to which such Supporting C21 Shareholders, in their capacities as securityholders, agreed, among other things, to vote their C21 Shares in favour of the Arrangement Resolution and in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement.

As of the Record Date, 14,621,770 C21 Shares were subject to the Voting Support Agreements representing approximately 12.32% of the issued and outstanding C21 Shares. Of the C21 Shares held by Supporting C21 Shareholders, approximately 1,464,449 C21 Shares or approximately 1.23% of the votes attaching to such C21 Shares subject to the Voting Support Agreements will be excluded for the purposes of determining whether "minority approval" has been obtained pursuant to MI 61-101.

See "Transaction Agreements - The Voting Support Agreements" and "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101".

Q: In addition to the approval of C21 Shareholders, are there any other approvals required for the Arrangement?

A: Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of certain Regulatory Approvals, including the Required Regulatory Approvals. See "The Arrangement - Court Approval and Completion of the Arrangement" in this Circular.

Q: Does Vireo require shareholder approval to complete the Arrangement?

A: Vireo is not required to obtain approval from its shareholders for the issuance of Vireo Shares pursuant to the Arrangement.

Tax Consequences

Q: What are the Canadian federal income tax consequences of the exchange of C21 Common Shares and C21 Options under the Arrangement?

A: Generally, unless a C21 Shareholder resident in Canada chooses to treat the exchange of C21 Common Shares for Vireo Shares as a taxable transaction by including any portion of the gain or loss in computing its income, the exchange will occur on a tax-deferred basis under the provisions of section 85.1 of the Income Tax Act (Canada) (the "Tax Act"), such that no gain or loss will be realized as a result of the exchange. A non-resident C21 Shareholder generally will not be subject to income tax under the Tax Act in respect of any capital gain realized on the disposition of C21 Common Shares unless the C21 Common Shares constitute "taxable Canadian property" of the non- resident C21 Shareholder for purposes of the Tax Act. In the event that the C21 Common Shares constitute taxable Canadian property to a non-resident C21 Shareholder, such shareholder may be entitled to relief under the provisions of an applicable income tax treaty. If the C21 Common Shares are considered to be taxable Canadian property but not treaty protected property to the non-resident C21 Shareholder at the time of the exchange, such shareholder will generally be subject to the same income tax considerations as a Canadian-resident C21 Shareholder, including the potential for the deferral of any capital gain or loss that would otherwise be realized on the disposition of C21 Common Shares in exchange for Vireo Shares under the provisions of section 85.1 of the Tax Act. As Vireo is treated as a U.S. corporation for U.S. federal income tax purposes pursuant to section 7874 of the U.S. Tax Code, a C21 Shareholder that realizes a gain on the exchange may be subject to United States federal income tax if Vireo is classified as an USRPHC under the U.S. Tax Code. A foreign tax credit under the Tax Act may not be available in respect of any United States withholding tax applicable to the disposition of the Vireo Shares in certain circumstances.

Generally, a C21 Optionholder that is resident in Canada and received their C21 Options in respect of, in the course of, or by virtue of, their employment with C21 or one of its Subsidiaries would be deemed not to have disposed of their C21 Options or would not be required to include any amount in their income as a result of exchanging their C21 Options for one or more Replacement Options.

The preceding paragraphs are qualified in their entirety by the discussion contained under the heading "Certain Canadian Federal Income Tax Considerations" in this Circular and C21 Shareholders and C21 Optionholders should review such discussion. All C21 Shareholders and C21 Optionholders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local, or foreign tax laws.

Q: What are the U.S. federal income tax consequences of the exchange of C21 Common Shares pursuant to the Arrangement?

A: The exchange of C21 Common Shares for Vireo Shares pursuant to the Arrangement is intended to qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"). Provided the exchange of C21 Common Shares for Vireo Shares pursuant to the Arrangement qualifies as a tax-deferred reorganization under Section 368(a) of the U.S. Tax Code, a U.S. Holder (as defined below) of C21 Common Shares generally will; (i) not recognize any gain or loss on the exchange of its C21 Common Shares for Vireo Shares; (ii) have an aggregate tax basis in the Vireo Shares received by such U.S. Holder pursuant to the Arrangement equal to the aggregate tax basis such U.S. Holder had in its C21 Common Shares surrendered in exchange therefor; and (iii) include in its holding period for its Vireo Shares received pursuant to the Arrangement such U.S. Holder's holding period for its C21 Common Shares surrendered in exchange therefor. If a U.S. Holder holds different blocks of C21 Common Shares (generally as a result of having acquired different blocks of C21 Common Shares at different times or at different costs), such U.S. Holder's tax basis and holding period in its Vireo Shares received pursuant to the Arrangement may be determined with reference to each block of C21 Common Shares for which they are exchanged.

If, however, the exchange of C21 Common Shares for Vireo Shares pursuant to the Arrangement does not qualify as a tax-deferred reorganization under Section 368(a) of the U.S. Tax Code, a U.S. Holder will recognize gain or loss on the exchange of its C21 Common Shares for Vireo Shares pursuant to the Arrangement equal to the difference, if any, between the fair market value (expressed in U.S. dollars) of the Vireo Shares received and such U.S. Holder's adjusted tax basis (expressed in U.S. dollars) in the C21 Common Shares surrendered in exchange therefor. For this purpose, U.S. Holders of C21 Common Shares must calculate gain or loss separately for each identified block of C21 Common Shares exchanged (that is, C21 Common Shares acquired at the same cost in a single transaction). The tax basis of each of the Vireo Shares received pursuant to the Arrangement would equal its fair market value as of the Effective Date, and the holding period for the Vireo Shares would begin on the day following the Effective Date.

The preceding paragraphs are qualified in their entirety by the discussion contained under the heading "Certain United States Federal Income Tax Considerations" in this Circular. All C21 Shareholders should review such discussion and consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax considerations of the Arrangement.

Q&A ON THE MEETING AND PROXY VOTING

Q: When and where is the Meeting?

A: The Meeting will be held at the offices of Koffman Kalef LLP at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H4 on August 7, 2026 at 10:00 a.m. (Pacific Time).

See "Information Concerning The Meeting".

Q: Who is soliciting my proxy?

A: Your proxy is being solicited by management of C21. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents, other representatives of C21.

Q: Am I a Registered C21 Shareholder or a Beneficial C21 Shareholder?

A: Registered C21 Shareholders hold C21 Shares registered in their names and such C21 Shares are generally evidenced by a share certificate or a direct registration system advice, also known as "DRS Advice". However, most holders of C21 Shares (referred to in this Circular as "Beneficial C21 Shareholders") beneficially own their C21 Shares through an Intermediary. If your C21 Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Beneficial C21 Shareholder. Beneficial C21 Shareholders should carefully follow the instructions of their Intermediaries, in addition to the instructions set forth in the Circular, to ensure that their C21 Shares are voted at the Meeting in accordance with their instructions.

Q: Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A: Only holders of C21 Shares of record as of the close of business on June 25, 2026, the Record Date for the Meeting, are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

If you are a Beneficial C21 Shareholder and wish to attend, participate in or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with all instructions provided by your Intermediary.

For all purposes contemplated by this Circular, the quorum for the transaction of business at the Meeting is one person present in person or represented by proxy.

Q: What voting rights do C21 Shares carry? How many votes do I have?

A: As at the Record Date, a total of 118,678,994 C21 Common Shares and 100,000,000 C21 Subordinate Voting Shares (convertible into 100 C21 Common Shares) were issued and outstanding. You are entitled to receive notice of, and vote at the Meeting or at any adjournment or postponement thereof, if you were a holder of C21 Shares on the Record Date. Each C21 Shareholder whose name is entered on the securities registers of C21 as at the close of business on the Record Date is entitled to one (1) vote for each C21 CommonShare or 0.000001 of a vote for each C21 Subordinate Voting Share registered in his, her or its name in respect of the Arrangement Resolution.

Q: How do I vote?

A: A Registered C21 Shareholder can vote in the following ways:

Voting by Internet: A Registered C21 Shareholder may submit his or her proxy over the Internet by going to www.investorvote.com and following the instructions by 10:00 a.m. (Pacific time) on August 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

Voting by Telephone: 1-866-732-8683 (toll free in North America) and 1-312-588-4290 (outside North America) by 10:00 a.m. (Pacific Time) on August 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

Voting by Mail: Complete, sign, date and return the form of proxy addressed to: Computershare, Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, by 10:00 a.m. (Pacific Time) on August 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

In Person at the Meeting: A Registered C21 Shareholder who wishes to vote at the Meeting is not required to complete or return the form of proxy included with this Circular, and instead will have his or her or its votes taken at the Meeting. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

The persons named in the forms of proxy are the nominees of C21. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a C21 Shareholder, by inserting such person's name in the space provided in the form of proxy or VIF.

On the form of proxy, you may indicate either how you want your proxyholder to vote your C21 Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your C21 Shares to be voted on a particular matter (by marking FOR or AGAINST), then your proxyholder must vote your C21 Shares accordingly. If you have not specified on the form of proxy how you want your C21 Shares to be voted on a particular matter, then your proxyholder can vote your C21 Shares as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the C21 Shares represented by proxies received by the management of C21 will be voted FOR the Arrangement Resolution and other matters to be considered at the Meeting.

The form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting. As of the date of this Circular, the management of C21 is not aware of any other matter to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the form of proxy and VIF will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

Beneficial C21 Shareholders should carefully follow all instructions provided by their Intermediaries to ensure that their C21 Shares are voted at the Meeting. Beneficial C21 Shareholders who have not arranged for due appointment of themselves as proxyholder will not be able to participate or vote at the Meeting.

Q: How will the votes be counted?

A: Computershare, C21's transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the transfer agent in such a manner as to preserve the confidentiality of the voting instructions of Registered C21 Shareholders, subject to a limited number of exceptions.

Q: How do I appoint a third party as my proxyholder?

A: The following applies to Registered C21 Shareholders who wish to appoint a person other than the nominees set forth in the form of proxy as proxyholder, AND Beneficial C21 Shareholders who wish to appoint themselves or a person other than the nominees as proxyholder to participate and vote at the Meeting.

You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a C21 Shareholder or the person designated in the enclosed proxy form(s). Simply indicate the person's name as directed on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare within the time hereinafter specified for receipt of proxies.

If you wish to have a third-party attend and vote on your behalf, you MUST submit your form of proxy or VIF, appointing that third-party proxyholder in accordance with the instructions provided in the form of proxy or VIF, as applicable.

Make sure that the person you appoint is aware that they have been appointed and attends the Meeting.

If you are a Beneficial C21 Shareholder and wish to attend or vote at the Meeting, you have to insert your own name, in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

Q: What if I return my proxy but do not mark it to show how I wish to vote?

A: If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your C21 Shares will be voted FOR the Arrangement Resolution and other matters to be considered at the Meeting in accordance with the recommendation of the C21 Board.

Q: When is the cut-off time for delivery of proxies?

A: Proxies sent by mail or courier must be delivered to Computershare by 10:00 a.m. (Pacific Time) on August 5, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting. Votes submitted via the internet at www.investorvote.com or via telephone must also be submitted by the same deadline.

Q: As a C21 Shareholder, can I change my vote after I have submitted a signed proxy?

A: Yes. A Registered C21 Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Registered C21 Shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the Registered C21 Shareholder or by his or her attorney authorized in writing and deposited either at the registered office of C21 at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If you revoke your proxy and do not replace it with another that is deposited with C21 before the deadline, you can still vote your C21 Shares, but to do so you must attend the Meeting in person.

If you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting.

If you are a Beneficial C21 Shareholder and wish to change your vote, you must, in sufficient time in advance of the Meeting, arrange for your respective Intermediaries to change your vote and, if necessary, revoke your proxy in accordance with the revocation procedures set out in this Circular.

C21 INVESTMENTS INC.

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of C21 Investments Inc. ("C21"). The accompanying form of proxy is for use at the special meeting (the "Meeting") of the C21 Shareholders to be held at the offices of Koffman Kalef LLP at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H4 on August 7, 2026 at 10:00 a.m. (Pacific Time) and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain defined terms used in this Circular can be found starting on page 27 of this Circular.

Information Contained in this Circular

The information contained in this Circular, unless otherwise indicated herein or in the documents incorporated by reference herein, is given as of July 3, 2026.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should not be considered or relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein should, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Arrangement Resolution, the Interim Order, Notice of Hearing of Petition for the Final Order, the Fairness Opinion and the Voting Support Agreements in this Circular are qualified in their entirety by reference to the complete text of each document, each of which is either included as an appendix to this Circular or filed under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. You are urged to carefully read the full text of these documents.

Information contained in this Circular should not be construed as legal, tax or financial advice and C21 Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

NO SECURITIES REGULATORY AUTHORITY OR STOCK EXCHANGE IN CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION HAS EXPRESSED AN OPINION ABOUT, OR PASSED UPON THE FAIRNESS OR MERITS OF, THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, THE SECURITIES OFFERED PURSUANT TO SUCH TRANSACTIONS OR THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT AND IT IS A CRIMINAL OFFENSE TO CLAIM OTHERWISE.

Information Contained in this Circular Regarding Vireo

The information concerning Vireo, its affiliates and the Vireo Shares (other than with respect to information provided by C21) contained in this Circular, including but not limited to "Appendix F - Information Concerning Vireo", has been provided by Vireo for inclusion in this Circular and is qualified by the documents filed by Vireo with a securities commission or similar authority in Canada that are incorporated by reference herein. In the Arrangement Agreement, C21 and Vireo must each promptly notify the other if at any time before the Effective Date one of them becomes aware (in the case of C21 only with respect to C21 and in the case of Vireo only with respect to Vireo) that this Circular contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. Although C21 has no knowledge that would indicate that any statements contained herein relating to Vireo (other than with respect to information provided by C21) contain any misrepresentation, neither C21 nor any of its officers or directors, in their capacities as such, assumes any responsibility for the accuracy or completeness of the information relating to Vireo, its affiliates and the Vireo Shares (other than with respect to information provided by C21) or for any failure by Vireo to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to C21.

For further information regarding Vireo, see "Appendix F - Information Concerning Vireo" and refer to Vireo's filings with the securities commission or similar regulatory authorities in each of British Columbia, Alberta and Ontario (which are available under Vireo's SEDAR+ profile at www.sedarplus.ca ) and with the SEC (which are available on EDGAR at www.sec.gov) provided that such documents are not incorporated by reference in, nor do they comprise part of, this Circular unless otherwise expressly stated.

Cautionary Note Regarding Forward-looking Statements and Risks

This Circular and the documents incorporated by reference into this Circular contain forward-looking information and forward-looking statements, as such terms are defined by applicable Securities Laws (collectively referred to herein as "forward-looking statements") that relate to C21's current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as "may", "might", "will", "expect", "anticipate", "estimate", "intend", "plan", "indicate", "seek", "believe", "predict" or "likely", or the negative of these terms, or other similar expressions intended to identify forward-looking statements. C21 has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement and completion thereof; covenants of C21 and Vireo in relation to the Arrangement; approval of the Arrangement by the C21 Shareholders and Court approval of the Arrangement; regulatory approval of the Arrangement; the satisfaction or waiver of all conditions precedent to completion of the Arrangement; the timing for the implementation of the Arrangement, including the expected Effective Date of the Arrangement; the likelihood of the Arrangement being completed; the strengths, characteristics and anticipated benefits of the Arrangement; the principal steps of the Arrangement; the anticipated tax treatment of the Arrangement for holders of C21 Shares and C21 Options; the anticipated number of Vireo Shares to be issued to holders of C21 Shares at the completion of the Arrangement; the impact of the

Arrangement on employees and local stakeholders; the board and management team following the receipt of the necessary approvals; statements made in, and based upon, the Fairness Opinion; statements relating to the business of Vireo and C21 after the date of this Circular and prior to, and after, the Effective Time; listing of the Consideration Shares on the CSE; the availability of the Section 3(a)(10) Exemption for the issuance of the Consideration Shares and Replacement Options, as applicable; the delisting of the C21 Shares; the liquidity of Vireo Shares following the Effective Time; anticipated developments in the operations of C21 and Vireo; expectations regarding the market capitalization and growth of Vireo; expectations regarding the operations of C21 if the Arrangement is not completed; the business prospects and opportunities of C21 and Vireo; the strategic vision of Vireo; the strengths, characteristics, market position, and future financial or operating performance and potential of Vireo; goals; strategies; future growth; planned future acquisitions (other than the Arrangement); the adequacy of financial resources; and other events or conditions that may occur in the future or future plans, projects, objectives, estimates and forecasts, and the timing related thereto.

These forward-looking statements are based on the beliefs of the management of C21, as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made. However, there can be no assurance that forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things: assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court and C21 Shareholder approvals; the listing of the Consideration Shares to be issued in connection with the Arrangement on the CSE; no material adverse change in the cannabis industry in the jurisdictions in which the Parties operate; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the ability of the Parties to close the Arrangement; the adequacy of the financial resources of C21 and Vireo; favourable equity and debt capital markets; stability in financial capital markets and other expectations and assumptions which management believes are appropriate and reasonable. The anticipated dates provided in this Circular regarding the Arrangement may change for a number of reasons, including the inability to secure the necessary regulatory, Court and C21 Shareholder approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement.

Although C21 believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and C21 cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or readers of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements of C21 or Vireo will conform to C21's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed elsewhere in this Circular, including but not limited to: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of C21 and Vireo to obtain the necessary regulatory, Court and C21 Shareholder approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; if a third-party makes a Superior Proposal, the Arrangement may not be completed and C21 may be required to pay the Termination Fee; if the Arrangement is not completed, and C21 continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of C21 to the completion of the Arrangement could have an impact on C21's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of C21; if the Arrangement is not completed, and C21 continues as an independent entity, absent an alternative strategic or financing transaction completed in the short term, C21 will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects; the risk that the costs related to the Arrangement are significantly higher than expected; the failure of C21 to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in C21 being required to pay the Termination Fee, the Expense Reimbursement Fee or other expenses, the result of which could have a material adverse effect on C21's financial position and results of operations and its ability to fund growth prospects and current operations; the benefits expected from the Arrangement may not be realized; risks associated with business integration; risks related to competitive conditions; the risk that actual results of current operations may be different than forecasts; risks related to changes in laws, regulations and government practices, including changes in applicable Cannabis Laws; risks associated with the negative impact on the market price of Vireo Shares following the issuance of Vireo Shares to C21 Shareholders in connection with the Arrangement; the inability of Vireo to incur additional debt or to service current or additional indebtedness incurred; risks related to any legal proceedings that may be instituted against the Parties and others related to the Transaction; the diversion of management time on Transaction related matters; risks associated with uncertainties inherent to health, safety and environmental risks; changes in political developments and attitudes towards Cannabis in the United States; risk that existing securityholders may be diluted; risks and hazards associated with natural disasters, terrorism, and civil unrest; risks related to C21's and Vireo's public disclosure obligations; risks posed by activist shareholders and the risks discussed under the heading "Risk Factors" and "Information Concerning C21 - Risk Factors" and the risks described in the C21 Annual Report and C21 Annual MD&A and Vireo's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. C21 Shareholders are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking statements and information contained in this Circular are made as of the date hereof (or as of the date specified in a document incorporated by reference) and C21 undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable Securities Laws. All forward-looking statements contained in this Circular are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

Note to United States Securityholders

THE SECURITIES TO BE ISSUED AND EXCHANGED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY U.S. STATE OR ANY CANADIAN PROVINCE OR TERRITORY, NOR HAS ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Consideration Shares to be issued to C21 Shareholders in exchange for their C21 Shares and the Replacement Options to be issued to C21 Optionholders in exchange for their C21 Options pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws of the United States, and are being issued and exchanged in reliance on the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from registration under applicable state securities laws of the United States. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. See "Regulatory Securities Law Matters - United States Securities Law Matters".

The Court issued the Interim Order on July 2, 2026, and, subject to the approval of the Arrangement by the C21 Shareholders, a hearing on the application for the Final Order is expected to take place on or about August 13, 2026. All C21 Shareholders and C21 Optionholders are entitled to appear and be heard at this hearing. The Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption with respect to the Consideration Shares to be issued to C21 Shareholders in exchange for their C21 Common Shares and the Replacement Options to be issued to C21 Optionholders in exchange for C21 Options, pursuant to and upon completion of the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See "Court Approval and Completion of the Arrangement" in this Circular.

The solicitations of proxies for the Meeting are not subject to the requirements of Sections 14(a) or 14(c) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. C21 Shareholders and C21 Optionholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

C21 Shareholders subject to U.S. federal income taxation should be aware that the Arrangement and the acquisition, ownership and disposition of the Consideration Shares issued pursuant to the Arrangement described herein may have tax considerations applicable to them under the tax Laws of Canada and the United States. C21 Shareholders are advised to review the summaries contained in this Circular under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations", respectively, and should consult their own tax advisors regarding the tax considerations applicable to them arising from the Arrangement and the acquisition, ownership and disposition of the Consideration Shares acquired by them pursuant to the Arrangement in light of their particular circumstances, as well as any tax considerations that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The Consideration Shares to be issued to C21 Shareholders in exchange for their C21 Common Shares pursuant to the Arrangement will not be subject to transfer restrictions under federal U.S. securities laws, except by Persons who are "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of Vireo at the Effective Date, or were affiliates of Vireo within 90 days of the Effective Date. Persons who may be deemed to be affiliates (as defined in Rule 144 under the U.S. Securities Act) of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, Persons who are directors or executive officers, as well as Persons who beneficially own 10% or more of the voting securities of an issuer, are considered to be its "affiliates". Any resale of Consideration Shares by such an affiliate or former affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an available exemption or exclusion therefrom, such as the exemption contained in Rule 144 under the U.S. Securities Act, if available, or the exclusion provided by Rule 904 of Regulation S. See "Regulatory Securities Law Matters - United States Securities Law Matters".

The enforcement by C21 Shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that each of C21 and Vireo is organized outside the United States under the Laws of the Province of British Columbia and that some of their respective directors and officers and the experts named in this Circular and the documents incorporated by reference herein are not residents of the United States and that all or a substantial portion of the assets of such Persons may be located outside the United States. As a result, it may be difficult or impossible for C21 Shareholders in the United States to effect service of process within the United States upon C21 or Vireo, certain of their respective officers and directors, or certain of the experts named herein or in the documents incorporated by reference, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, C21 Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under U.S. Securities Laws; or (b) would enforce, in an original action, liabilities against such Persons predicated upon civil liabilities under U.S. Securities Laws.

The Section 3(a)(10) Exemption does not exempt the issuance of securities issued upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. Therefore, the Vireo Shares issuable upon the exercise of the Replacement Options following the Effective Date, may not be issued in reliance upon the Section 3(a)(10) Exemption and may be exercised only pursuant to an effective registration statement on Form S-8 or available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws of the United States.

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by C21 or Vireo.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used but not defined in this summary have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Circular.

Date, Time and Place of Meeting	The Meeting will be held at the offices of Koffman Kalef LLP at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H4 on August 7, 2026 at 10:00 a.m. (Pacific Time), and at any adjournment or postponement thereof.

Purpose of the Meeting	The purpose of the Meeting is for C21 Shareholders to consider and, if thought advisable, to:

	(1)	pass, with or without amendment, the Arrangement Resolution; and

	(2)	approve and confirm such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Record Date	The Record Date for determining the C21 Shareholders entitled to receive notice of and vote at the Meeting, or of any adjournment or postponement thereof, is as of the close of business (Pacific Time) on June 25, 2026.

The Arrangement	On June 14, 2026, C21 and Vireo entered into the Arrangement Agreement, pursuant to which, among other things, C21 and Vireo agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Vireo will acquire all of the issued and outstanding C21 Shares.

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality, in each case, unless stated otherwise:

	(a)	Dissenting C21 Shareholders. Each Dissenting Share shall be and shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to C21 (free and clear of any Liens of any nature whatsoever) for cancellation and shall be cancelled, and upon such transfer: (i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissenting Share and to have any rights as a C21 Shareholder in respect of such Dissenting Share, other than the right to be paid the fair value by C21 for such Dissenting Share in accordance with the Plan of Arrangement; and (ii) such Dissenting Shareholder's names shall be, and shall be deemed to be, removed from the securities register of C21 Shareholders maintained by or on behalf of C21.

	(b)	Exchange of C21 Subordinate Voting Shares. Each C21 Subordinate Voting Share (other than any Dissenting Share) outstanding immediately prior to the Effective Time shall be exchanged with C21 for 0.000001 C21 Common Shares, and upon such exchange: (i) each such exchanged C21 Subordinate Voting Share shall be cancelled, and the holder of such exchanged C21 Subordinate Voting Share shall be removed from the securities register of C21 Shareholders maintained by or on behalf of C21 in respect of the C21 Subordinate Voting Shares; (ii) each holder of such exchanged C21 Subordinate Voting Share shall be entered in the securities register of C21 Shareholders maintained by or on behalf of C21 in respect of the C21 Common Shares issued to such holder pursuant to the terms of the Plan of Arrangement; and (iii) C21 shall add an amount to the stated capital account maintained in respect of the C21 Common Shares equal to the aggregate "paid-up capital" (within the meaning of the Tax Act) of the C21 Subordinate Voting Shares immediately prior to the exchange contemplated by the Plan of Arrangement;

(c)	Transfer of C21 Common Shares. Each C21 Common Share held by a C21 Shareholder (excluding (i) any Dissenting Share or (ii) any C21 Common Share held by Vireo or any of its affiliates) shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to Vireo (free and clear of any Liens of any nature whatsoever), solely in exchange for the Consideration Shares, less any amounts withheld pursuant to applicable tax withholding obligations, and upon such exchange: (i) each C21 Shareholder of such exchanged C21 Common Share shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a C21 Shareholder other than the right to receive the Consideration Shares issuable in respect of such C21 Common Share in accordance with the Plan of Arrangement; (ii) the name of each such C21 Shareholder shall be, and shall be deemed to be, removed from the securities register of C21 Shareholders maintained by or on behalf of C21; and (iii) Vireo shall be, and shall be deemed to be, the legal and beneficial owner of such transferred C21 Common Shares and will be entered in C21's securities register for the C21 Common Shares as the sole holder thereof; and

(d)	Vesting and Exchange of C21 Options. Each C21 Option shall (A) in accordance with the terms of the C21 Equity Incentive Plan and without further action on the part of any holder of C21 Options, be deemed fully vested, and (B) be exchanged for a Replacement Option to acquire such number of Vireo Shares as is equal to: (i) that number of C21 Shares that were issuable upon exercise of such C21 Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number of Vireo Shares. The exercise price per Vireo Share subject to a Replacement Option shall be an amount equal to the quotient determined by dividing: (X) the exercise price per C21 Share at which such C21 Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, shall be the same as those of the C21 Option for which it was exchanged. Notwithstanding any of the foregoing, in respect only of C21 Optionholders who are resident in Canada (within the meaning of the Tax Act) or who received their C21 Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a C21 Option for a Replacement Option, and accordingly, in respect only of such C21 Optionholders, in the event that the In-The- Money Amount in respect of a Replacement Option exceeds the In-The- Money Amount in respect of the C21 Option for which it is exchanged, then the exercise price per Vireo Share of such Replacement Option will be increased accordingly by the minimum amount necessary to ensure that the In-The-Money Amount in respect of the Replacement Option does not exceed the In-The-Money Amount in respect of such C21 Option. It is further intended that each C21 Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the U.S. Tax Code and further that if such C21 Option is an "incentive stock option" (as defined in Section 422 of the U.S. Tax Code) in a manner compliant with Section 424 of the U.S. Tax Code.

Pursuant to the terms of the Arrangement Agreement, each C21 RSU and C21 DSU outstanding immediately prior to the Effective Time shall vest and accelerate in full and be settled in C21 Shares as of immediately prior to the Effective Time.

Each C21 Warrantholder will be entitled to receive upon the exercise of such holder's C21 Warrant, in lieu of C21 Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the Vireo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of C21 Shares to which such holder would have been entitled if such holder had exercised such holder's C21 Warrants immediately prior to the Effective Time. If the foregoing would result in the issuance of a fraction of a Vireo Share upon the exercise of all such C21 Warrants held by a C21 Warrantholder, then the aggregate number of Vireo Shares otherwise issuable pursuant to the exercise of such C21 Warrants will be rounded down to the nearest whole number of Vireo Shares.

Each C21 Debentureholder will be entitled to receive upon the conversion of such holder's C21 Debentures, in lieu of C21 Shares to which such holder was theretofore entitled upon such conversion, the Vireo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of C21 Shares to which such holder would have been entitled if such holder's C21 Debentures had been converted immediately prior to the Effective Time. If the foregoing would result in the issuance of a fraction of a Vireo Share upon the conversion of all such C21 Debentures held by a C21 Debentureholder, then the aggregate number of Vireo Shares otherwise issuable pursuant to the conversion of such C21 Debentures will be rounded down to the nearest whole number of Vireo Shares.

On completion of the Arrangement, Vireo will own all of the issued and outstanding C21 Shares and C21 will be a wholly-owned subsidiary of Vireo.

See "The Arrangement" in this Circular.

Procedure for the Arrangement to Become Effective	The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:
• the Required C21 Approval must be obtained;

 • the Court must grant the Final Order approving the Arrangement; and

 • all conditions precedent to the Arrangement further described in the Arrangement Agreement including receipt of necessary regulatory approvals must be satisfied or waived by the appropriate Party.

See "The Arrangement - Procedure for the Arrangement to Become Effective" in this Circular.

Background to the Arrangement	The execution of the Arrangement Agreement was the result of the arm's length negotiations among representatives and legal and financial advisors of C21 and Vireo.

For additional information on the material events leading up to the Arrangement and certain key meetings, negotiations, and discussions by and among the Parties, as applicable, that preceded the Announcement Date, see "The Arrangement - Background to the Arrangement"

Reasons for the Recommendations of the C21 Board	In evaluating the Arrangement and making their unanimous recommendation, the C21 Board consulted with C21 management, received the advice and assistance of their legal and financial advisors, reviewed a significant amount of market, industry, financial and other data and considered a number of factors and risks.

See "The Arrangement - Reasons for the Recommendations of the C21 Board", "The Arrangement - Fairness Opinion", "Introduction - Cautionary Note Regarding Forward-looking Statements and Risks", "Risk Factors" and "Information Concerning C21 - Risk Factors" in this Circular.

Recommendation of the C21 Board	Based on its consultation with C21 management and receipt of advice and assistance from its financial and legal advisors, including the recommendation of the C21 Special Committee and the Fairness Opinion, the C21 Board unanimously (with interested directors abstaining) determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of C21 and are fair to C21 Shareholders, and approved and authorized C21 to enter into the Arrangement Agreement. Accordingly, the C21 Board unanimously recommends that the C21 Shareholders vote FOR the Arrangement Resolution.

See "The Arrangement - Recommendation of the C21 Board" in this Circular.

Required C21 Approval	In order for the Arrangement to become effective, as provided in the Interim Order, the Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast on the Arrangement Resolution by the C21 Shareholders present in person or by proxy at the Meeting; and (ii) a simple majority of votes cast on the Arrangement Resolution by C21 Shareholders present in person or represented by proxy, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101.

Should C21 Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed. Notwithstanding the foregoing, and even if the Required C21 Approval is obtained, the Arrangement Resolution authorizes the C21 Board, without further notice to or approval of the C21 Shareholders, subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions at any time prior to the Effective Time.

See "The Arrangement - Required C21 Approval" in this Circular.

Court Approval and Completion of the Arrangement	On July 2, 2026, prior to the mailing of this Circular, the Court issued the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix C to this Circular.

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the C21 Shareholders at the Meeting in the manner required by the Interim Order, C21 intends to make an application to the Court for the Final Order. The application for the Final Order approving the Arrangement is currently expected to take place on or about August 13, 2026 at 9:45 a.m. (Pacific Time), or as soon thereafter as counsel may be heard in Vancouver, British Columbia.

See "The Arrangement - Court Approval and Completion of the Arrangement" in this Circular as well as the Interim Order, attached as Appendix C to this Circular, and the Notice of Hearing of Petition for the Final Order, attached as Appendix D to this Circular, for further information on participating or presenting evidence at the hearing for the Final Order.

Effects of the Arrangements on C21 Shareholders' Rights	The rights of C21 Shareholders are currently governed by the BCBCA and the articles of C21. C21 Shareholders receiving Vireo Shares under the Arrangement will become shareholders of Vireo, which is governed by the BCBCA and the articles of Vireo.

Voting Support Agreements	The Voting Support Agreements have been entered into by the Supporting C21 Shareholders pursuant to which they have agreed to vote in favour of the Arrangement Resolution.

As of the date of the Arrangement Agreement, the Supporting C21 Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 14,621,670 C21 Common Shares, 100,000,000 C21 Subordinate Voting Shares, 3,450,000 C21 Options, 66,667 C21 RSUs and 1,275,000 C21 DSUs, representing approximately 12.32% of the outstanding C21 Shares on a non-diluted basis and approximately 15.72% of the outstanding C21 Shares on a partially-diluted basis, assuming the exercise, or vesting of their C21 Subordinate Voting Shares, C21 Options, C21 RSUs and C21 DSUs, as applicable.

A description of certain provisions of the Voting Support Agreements is included in this Circular under the heading "Transaction Agreements - The Voting Support Agreements". The description is not comprehensive and is qualified in its entirety by reference to the form of Voting Support Agreement available under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Letter of Transmittal	At the time of sending this Circular to each C21 Shareholder, C21 is also sending to each Registered C21 Shareholder the Letter of Transmittal. In order to receive a share certificate or DRS Advice representing Vireo Shares, a Registered C21 Shareholder must properly complete and return the enclosed Letter of Transmittal, all documents required thereby in accordance with the instructions set out therein, and such additional documents and instruments as the Depositary may reasonably require. Registered C21 Shareholders can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.

The Letter of Transmittal is for use by Registered C21 Shareholders only and is not to be used by Beneficial C21 Shareholders.

Beneficial C21 Shareholders who hold their C21 Shares through an Intermediary are not required to take any action and the Consideration Shares they are entitled to receive will be delivered to their Intermediary through procedures in place for such purposes between CDS or similar entities and such Intermediaries. Beneficial C21 Shareholders should contact their Intermediary if they have any questions regarding this process.

See "Procedures for Delivery of Vireo Consideration - Procedure for Exchange of C21 Shares".

Canadian Securities Law Matters	A general overview of certain requirements of Canadian Securities Laws matters that may be applicable to C21 Shareholders is described in this Circular under the heading: "Regulatory Securities Law Matters - Canadian Securities Law Matters". Each securityholder is urged to consult such holder's professional advisors to determine the conditions and restrictions applicable under Canadian Securities Laws to trade in the Vireo Shares issuable pursuant to the Arrangement.

To the extent that a C21 Shareholder resides in a non-Canadian jurisdiction, the Vireo Shares received by such C21 Shareholder pursuant to the Plan of Arrangement may be subject to certain additional trading restrictions under securities laws of such jurisdiction. All C21 Shareholders residing outside Canada are advised to consult their own legal advisors regarding such resale restrictions.

United States Securities Laws Matters	A general overview of certain requirements of federal U.S. securities laws that may be applicable to C21 Shareholders and C21 Optionholders is described in this Circular under the heading: "Regulatory Securities Law Matters - United States Securities Law Matters". Each securityholder is urged to consult such holder's professional advisors to determine the conditions and restrictions applicable to trades in the Consideration Shares issuable pursuant to the Arrangement under U.S. Securities Laws.

This summary does not address the Canadian Securities Laws that will apply to the offer or sale of Consideration Shares. C21 Shareholders reselling their Consideration Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Further information applicable to C21 Shareholders in the United States is disclosed under the heading "Management Information Circular - Note to United States Securityholders" in this Circular.

Risk Factors	There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, C21 will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the C21 Shares.

C21 Shareholders should carefully consider the risk factors described below under the heading "Risk Factors" before deciding to vote or instruct their vote to be cast to approve the Arrangement Resolution.

In addition to the risk factors set out above, C21 Shareholders should also carefully consider the matters and cautionary statements set out in "Introduction - Cautionary Note Regarding Forward-looking Statements and Risks", "Information Concerning C21 - Risk Factors" and the risk factors described in the C21 Annual Report and C21 Annual MD&A and Vireo's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q which are available under C21's and Vireo's profiles on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.ca.

Income Tax Considerations	C21 Shareholders should carefully review the tax considerations described in this Circular and should consult their own tax advisors in regard to their particular circumstances.

See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" for a discussion of certain Canadian and/or United States federal income tax considerations.

Procedure for Exchange of C21 Shares	Registered C21 Shareholders are requested to tender to the Depositary any share certificate(s) and DRS Advice(s) representing their C21 Shares, along with a duly completed Letter of Transmittal.

The Letter of Transmittal is for use by Registered C21 Shareholders only and is not to be used by Beneficial C21 Shareholders.

Beneficial C21 Shareholders should contact their broker or other Intermediary for instructions and assistance in receiving the Consideration Shares in respect of their C21 Shares.

Following receipt of the Final Order and prior to the Effective Date, Vireo will deposit sufficient Vireo Shares with the Depositary to satisfy the Consideration issuable to the C21 Shareholders (other than with respect to Dissenting Shares held by Dissenting Shareholders who have duly and validly exercised their Dissent Rights and have not withdrawn their notice of objection).

As soon as reasonably practicable after the Effective Date (and prior to the sixth anniversary of the Effective Date in accordance with the Plan of Arrangement), the Depositary will forward to each C21 Shareholder that submitted a duly completed Letter of Transmittal to the Depositary, together with the certificate(s) or DRS Advice(s) (if applicable) representing the C21 Shares held by such C21 Shareholder, the certificates, DRS Advice (or other electronic evidence of issue) representing the Vireo Shares issuable to such C21 Shareholder pursuant to the Plan of Arrangement, which Vireo Shares will be registered in such name or names as set out in the Letter of Transmittal and either (i) delivered to the address or addresses as such C21 Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the C21 Shareholder in the Letter of Transmittal.

See "Procedures for Delivery of Vireo Consideration - Procedure for Exchange of C21 Shares".

Dissent Rights	Registered C21 Shareholders have the right to exercise Dissent Rights with respect to the Arrangement Resolution pursuant to and in the manner set forth under Sections 237 to 247 of the BCBCA and demand payment equal to the fair value of their C21 Shares in cash. If Dissent Rights are exercised in respect of a significant number of C21 Shares, a substantial cash payment may be required to be made to such C21 Shareholders, which could have an adverse effect on C21's financial condition and cash resources.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of Vireo to complete the Arrangement that, on or before the Effective Date, Dissent Rights shall not have been exercised with respect to C21 Shares representing in the aggregate more than 5% of the votes attached to the issued and outstanding C21 Shares. If Dissent Rights are exercised in respect of C21 Shares representing in the aggregate more than 5% of the votes attached to the issued and outstanding C21 Shares, the Arrangement will not proceed unless Vireo waives such condition.

Registered C21 Shareholders who wish to dissent should take note that the procedures for dissenting from the Arrangement Resolution require strict compliance with the applicable dissent procedures. A brief summary of the Dissent Rights available to Registered C21 Shareholders is set forth under the heading "Dissent Rights" in this Circular.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendix E, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

If you dissent, there can be no assurance that the amount you receive as fair value for your C21 Shares will be more than or equal to the Consideration under the Arrangement.

Information Concerning C21	For information concerning C21, see "Information Concerning C21".

Information Concerning Vireo	For information concerning Vireo, see "Appendix F - Information Concerning Vireo".

Information Concerning Vireo Following theArrangement	For information concerning Vireo following the Arrangement, see "Appendix G - Information Concerning Vireo Following the Arrangement".

CURRENCY

All references to dollars or to "$" are references to United States dollars unless otherwise indicated.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

"Acquisition Proposal"	means, at any time, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry (written or oral) from any Person or group of Persons acting "jointly or in concert" other than Vireo (or any Affiliate of Vireo) after the date of the Arrangement Agreement relating to: (i) any direct or indirect acquisition, sale, disposition or joint venture (or any lease, licence, long-term supply agreement or other arrangement having the same economic effect as an acquisition, sale, disposition or joint venture), in a single transaction or a series of related transactions, of: (a) assets (including the securities of any Subsidiary) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue or net income of C21 or any of its Subsidiaries; or (b) 20% or more of any class of the voting or equity securities (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of C21 or any of its Subsidiaries (or rights or interests therein or thereto) whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or net income of C21 and its Subsidiaries; (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in a Person or group of Persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of C21 or any of its Subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction, in a single transaction or a series of related transactions, involving C21 or any of its Subsidiaries; or (iv) any other similar transaction or series of related transactions involving C21 or any of its Subsidiaries;

"Action"	means any action, cause of action, claim, charge, complaint, demand, litigation, suit, investigation, grievance, citation, prosecution, summons, subpoena, inquiry, audit, assessment, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity;

"Adverse Recommendation Change"	has the meaning specified under the heading "Transaction Agreements - The Arrangement Agreement - Covenants - C21 Non-Solicitation Covenants";

"Affiliate"	has the meaning specified in National Instrument 45-106 - Prospectus Exemptions;

"Alternative Transaction Agreement"	has the meaning specified under the heading "Transaction Agreements - The Arrangement Agreement - Covenants - C21 Non-Solicitation Covenants";

"Announcement Date"	means June 15, 2026;

"Arrangement"	means the arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of C21 and Vireo, each acting reasonably;

"Arrangement Agreement"	means the Arrangement Agreement dated as of June 14, 2026 between C21 and Vireo, as the same may be amended, supplemented or otherwise varied from time to time in accordance with its terms;

"Arrangement Resolution"	means the special resolution of C21 Shareholders approving the Arrangement and presented at the Meeting substantially in the form set out in Appendix A of this Circular;

"BCBCA"	means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Beneficial C21 Shareholders"	has the meaning specified under the heading "Information Concerning the Meeting - Voting by Beneficial C21 Shareholders";

"Broadridge"	means Broadridge Financial Solutions Inc.;

"Business Day"	means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Vancouver, British Columbia, or New York, New York are closed for business;

"C21"	means C21 Investments Inc., a company existing under the laws of British Columbia;

"C21 Annual MD&A"	means C21's management's discussion and analysis for the year ended March 31, 2026;

"C21 Annual Report"	means the Form 20-F of C21 for the year ended March 31, 2026;

"C21 Board"	means the board of directors of C21 as constituted from time to time;

"C21 Board Recommendation"	means the unanimous determination (with interested directors abstaining) of the C21 Board, after consultation with legal and financial advisors, that the Arrangement is in the best interests of C21 and is fair to the C21 Shareholders and the unanimous recommendation of the C21 Board to C21 Shareholders that they vote in favour of the Arrangement Resolution;

"C21 Common Shares"	means the issued and outstanding common shares of C21;

"C21 Debentureholder"	means a holder of C21 Debentures;

"C21 Debentures"	means the 12.0% convertible debentures of C21 issued pursuant to the Debenture Indenture;

"C21 Disclosure Letter"	means the disclosure letter dated June 14, 2026 and delivered by C21 to Vireo concurrent with the Arrangement Agreement;

"C21 DSU Holder"	means a holder of C21 DSUs;

"C21 DSUs"	means deferred share units of C21 granted pursuant to or otherwise subject to the C21 Equity Incentive Plan;

"C21 Employees"	means the officers and employees of C21 and its Subsidiaries;

"C21 Equity Incentive Plan"	means the equity incentive plan of C21 adopted by the C21 Board on March 17, 2026, which replaced the C21 RSU Plan and the C21 Stock Option Plan;

"C21 Financial Statements"	means the audited consolidated financial statements of C21 as at and for the financial years ended March 31, 2026 and 2025 (including the notes thereto, the auditor's report thereon and the related management's discussion and analysis);

"C21 Incentive Plans"	means, collectively, the C21 Equity Incentive Plan, the C21 Stock Option Plan and the C21 RSU Plan;

"C21 Material Contract"	means any Contract described in subsections 3.1(24)(a)(i) to (xxviii) of the Arrangement Agreement;

"C21 Non-Solicitation Covenants"	mean the covenants of C21 regarding Acquisition Proposals set out in Section 5.1 of the Arrangement Agreement, as described under the heading "Transaction Agreements - The Arrangement Agreement - Covenants - C21 Non-Solicitation Covenants";

"C21 Optionholders"	means the holders of C21 Options;

"C21 Options"	means the outstanding options to purchase C21 Common Shares, issued pursuant to the C21 Equity Incentive Plan and the C21 Stock Option Plan;

"C21 Plan"	means all employee benefit plans within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), bonus, incentive, severance, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, deferred compensation, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, supplemental income, vacation, fringe benefits, employment agreements, compensation, and similar plans, programmes, arrangements or practices relating to any current or former director, officer, consultant or employee of C21 or any Subsidiary of C21, other than benefit plans established pursuant to statute, in each case in which C21 or any ERISA Affiliate, sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan;

"C21 Public Disclosure Record"	means all documents and instruments required to be filed or furnished by C21 under Securities Laws (including "documents affecting the rights of securityholders" and "material contracts" required to be filed by Part 12 of National Instrument 51-102 - Continuous Disclosure Obligations) filed by or on behalf of C21 on SEDAR+ and/or with the SEC on EDGAR since January 1, 2024 and prior to the date of the Arrangement Agreement that are publicly available on the date of the Arrangement Agreement;

"C21 RSU Holder"	means a holder of C21 RSUs;

"C21 RSU Plan"	means the Restricted Share Unit Plan of C21 adopted by the C21 Board on July 17, 2018;

"C21 RSUs"	means restricted share units of C21 granted pursuant to or otherwise subject to the C21 Equity Incentive Plan;

"C21 Shareholders"	means the registered or beneficial holders of the C21 Shares, as the context requires;

"C21 Shares"	means the C21 Common Shares and C21 Subordinate Voting Shares;

"C21 Subordinate Voting Shares"	means the issued and outstanding subordinate voting shares of C21;

"C21 Special Committee"	means the special committee established by the C21 Board in connection with the transactions contemplated by the Arrangement Agreement;

"C21 Stock Option Plan"	means the Stock Option Plan of C21 adopted by the C21 Board on February 23, 2018, as amended on July 9, 2021, as last approved by the C21 Shareholders on April 26, 2024;

"C21 Warrantholder"	means a holder of C21 Warrants;

"C21 Warrants"	means the 4,000,000 currently issued and outstanding warrants to purchase C21 Shares, each exercisable at $0.55 per share and expiring on November 6, 2026;

"Canadian Securities Laws"	means all applicable securities laws of each of the provinces and territories of Canada, and the rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Cannabis"	means (i) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies, including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from any cannabis plant), and (ii) biologically or synthetically synthesized analogs of cannabinoids extracted, using micro-organisms, from any cannabis plant;

"Cannabis Establishment"	means the licensed location at which a Cannabis License issued by an applicable State Cannabis Authority or any other applicable Governmental Entity is permitted to be used;

"Cannabis Laws"	means all Laws applicable to the cultivation, ownership, testing, research, development, manufacture, packaging, processing, use, possession, distribution, storage, import, export, sale or disposal of any Cannabis product manufactured, distributed or sold by C21 and its Subsidiaries or Vireo and its Subsidiaries, as applicable, other than U.S. Federal Laws;

"Cannabis Licenses"	means any license or Permit issued in the United States by a Governmental Entity that authorizes the cultivation, distribution, processing, manufacturing, transportation, or sale of Cannabis products, including without limitation, any license issued by the applicable State Cannabis Authority which is required to operate a Cannabis Establishment;

"CDS"	means the Canadian Depository for Securities Limited;

"Closing Certificate"	means a certificate in the form attached as Appendix "A" to the Plan of Arrangement which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that the Plan of Arrangement has been implemented and is effective in accordance with its terms;

"Computershare"	means Computershare Investor Services Inc.;

"Confidentiality Agreement"	means the confidentiality and non-disclosure agreement dated January 29, 2026 between C21 and Vireo Health;

"Consideration"	means the consideration to be received by C21 Shareholders (other than Dissenting Shareholders) pursuant to the Plan of Arrangement in consideration for their C21 Common Shares (after conversion of all C21 Subordinate Voting Shares into C21 Common Shares pursuant to the Arrangement), consisting of such number of Consideration Shares per C21 Common Share equal to the Exchange Ratio;

"Consideration Shares"	means the Vireo Shares to be issued in exchange for C21 Common Shares pursuant to the Plan of Arrangement (after conversion of all C21 Subordinate Voting Shares into C21 Common Shares pursuant to the Arrangement);

"Continuing Employee"	has the meaning specified under the heading "Transaction Agreements - The Arrangement Agreement - Covenants - Employment Matters";

"Contract"	means, whether written or oral, any agreement, arrangement, commitment, engagement, contract, purchase order, sales order, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, instrument, understanding, joint venture or other obligation;

"Court"	means the Supreme Court of British Columbia;

"CSE"	means the Canadian Securities Exchange;

"Debenture Indenture"	means the trust indenture dated May 6, 2024 between C21 and Alliance Trust Company governing the C21 Debentures;

"Depositary"	means Odyssey Trust Company;

"Dissent Procedures"	means the dissent procedures described in this Circular under the heading "Dissent Rights";

"Dissent Rights"	means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"Dissenting Shareholder"	means a Registered C21 Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of C21 Shares in respect of which Dissent Rights are validly exercised by such Registered C21 Shareholder;

"Dissenting Shares"	means C21 Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

"Dissenting U.S. Holder"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations of the Arrangement to U.S. Holders - Exercise of Dissent Rights by U.S. Holders";

"Dorsey"	means Dorsey & Whitney LLP, United States legal counsel to C21;

"DRS Advice"	means a direct registration statement advice;

"EDGAR"	means the Electronic Data Gathering, Analysis, and Retrieval system;

"Effective Date"	means the date specified as the "Effective Date" on the Closing Certificate upon which the Arrangement becomes effective;

"Effective Time"	means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as C21 and Vireo may agree upon in writing;

"ERISA"	means the United States Employee Retirement Income Security Act of 1974, as amended;

"ERISA Affiliate"	means any Person controlling, controlled by or under common control with C21 within the meaning of Section 414(b), (c), (m) or (o) of the U.S. Tax Code and the regulations issued thereunder;

"Exchange Ratio"	means 0.023052 of a Vireo Share for each C21 Common Share, subject to adjustment in the manner and circumstances contemplated in the Arrangement Agreement;

"Expense Reimbursement Fee"	means $1,000,000;

"FATCA"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations to Non-U.S. Holders of the Ownership and Disposition of Vireo Shares Received Pursuant to the Arrangement - FATCA";

"Fairness Opinion"	has the meaning specified under the heading "The Arrangement - Fairness Opinion";

"Final Order"	means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to C21 and Vireo, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both C21 and Vireo, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both C21 and Vireo, each acting reasonably) on appeal;

"FLUENT Arrangement"	has the meaning given in Appendix F - Information Concerning Vireo - Recent Developments;

"FLUENT Arrangement Agreement"	has the meaning given in Appendix F - Information Concerning Vireo - Recent Developments;

"FLUENT Credit Equitization"	has the meaning given in Appendix F - Information Concerning Vireo - Recent Developments;

"Foreign Tax Credit Regulations"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations to U.S. Holders of the Ownership and Disposition of Vireo Shares Received Pursuant to the Arrangement - Foreign Tax Credits and Limitations";

"Governmental Entity"	means: (i) any international, multinational, national, federal, provincial, territorial, state, commonwealth, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

"Indemnified Parties"	has the meaning specified under the heading "The Arrangement - Interests of Certain Persons in the Arrangement - Insurance and Indemnification of Directors and Officers";

"Interested Parties"	has the meaning specified under the heading "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101";

"Interim Order"	means the interim order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to C21 and Vireo, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of C21 and Vireo, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Intermediary"	means an intermediary with which a Beneficial C21 Shareholder deals in respect of such holder's C21 Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self- administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans;

"In-The-Money Amount"	means, in respect of a C21 Option or a Replacement Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to such option exceeds the aggregate exercise price under such option;

"Koffman"	means Koffman Kalef LLP, Canadian legal counsel to C21;

"Laws"	means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, stipulations, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "applicable" with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

"Leased Real Property"	means any and all premises which C21 or its Subsidiaries occupies as a tenant;

"Letter of Transmittal"	means the letter of transmittal(s) delivered by C21 to Registered C21 Shareholders together with this Circular, providing for the delivery of the C21 Shares to the Depositary;

"Liens"	means any mortgage, deed of trust, charge, pledge, hypothec, security interest, license, covenant, charge, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute;

"License Transfers"	means any transaction, series of related transactions or other event that constitutes (i) a transfer of a Cannabis License or (ii) a transfer of all or any portion of an ownership interest in, control over or other interest of any sort in or to, a Cannabis Establishment or any entity that holds a Cannabis License, in each case for which approval, a finding of suitability, registration, filing or notice to the applicable State Cannabis Authority (or other regulatory authority) is required under any applicable Cannabis Laws, as amended from time to time;

"Matching Period"	means the five (5) Business Day period following the later of the date of Vireo's receipt of the Superior Proposal Notice and the date on which Vireo received a copy of the proposed definitive agreement for the Superior Proposal;

"Material Adverse Effect"	means, in respect of a Party, any result, fact, change, effect, event, circumstance, occurrence, condition or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences, conditions or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of such Party and its Subsidiaries, individually or taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence, condition or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether a Material Adverse Effect has occurred:

(a)	changes, developments or conditions generally affecting the Cannabis industry in any state in which such Party and its Subsidiaries operate generally, or in the United States generally;

(b)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(c)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by a Governmental Entity, in each case after the date of the Arrangement Agreement, provided, however, that this clause (c) shall not apply to any change in Laws by any State Cannabis Authority that is directed specifically at a Party or any of its Subsidiaries or at the transactions contemplated by the Arrangement Agreement and is not generally applicable to other participants in the Cannabis industry in the relevant jurisdiction;

	(d)	any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or pandemic, epidemic or other outbreak of infectious disease;

	(e)	any generally applicable changes in U.S. GAAP or regulatory accounting requirements;

	(f)	in and of itself, any failure by a Party to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows (it being understood that the causes underlying such failure may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

	(g)	in and of itself, any change in the market price of the publicly traded securities of that Party as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated thereby (it being understood that that the causes underlying such change in market price may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); or

	(h)	the public announcement of the Arrangement Agreement or pendency of the Arrangement or the transactions contemplated thereby;

provided, however, that the results, facts, changes, effects, events, circumstances, occurrences or developments in each of clauses (a) through (e) above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that any of the results, facts, changes, effects, events, circumstances, occurrences or developments referred to therein relate primarily to (or have the effect of relating primarily to) such Party or any of its Subsidiaries or disproportionately affects a Party or any of its Subsidiaries, taken as a whole, in comparison to other persons who operate in the same geographies and with comparable businesses and provided further, however, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

"Meeting"	means the special meeting of C21 Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve the Arrangement Resolution;

"Meeting Materials"	means this Circular and: (a) in the case of Registered C21 Shareholders, the accompanying form of proxy and the Letter of Transmittal; (b) in the case of Beneficial C21 Shareholders, the accompanying VIF, and any amendments, variations or supplements thereto;

"MI 61-101"	means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"NCIB"	means the normal course issuer bid of C21 which commenced on December 9, 2025 pursuant to which C21 may purchase up to 5,898,596 C21 Common Shares on the open market through the facilities of the CSE or alternative trading systems;

"Needham & Company"	means Needham & Company, LLC, the financial advisor to C21;

"Needham & Company Agreement"	has the meaning specified under the heading "The Arrangement - Fairness Opinion";

"NI 54-101"	means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer;

"NI 62-104"	means National Instrument 62-104 - Takeover Bids and Issuer Bids;

"NOBOs"	has the meaning specified under the heading "Information Concerning the Meeting - Voting by Beneficial C21 Shareholders";

"Non-U.S. Holder"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - Non-U.S. Holders";

"Notice of Dissent"	means a notice of dissent duly and validly given by a Registered C21 Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 7 of the Plan of Arrangement;

"Notice of Hearing of	means the notice of hearing of petition for the Final Order attached as

Petition for the Final Order"	Appendix D to this Circular;

"Notice of Meeting"	means the notice to the C21 Shareholders which forms part of this Circular;

"Notice Shares"	has the meaning specified under the heading "Dissent Rights";

"OBOs"	has the meaning specified under the heading "Information Concerning the Meeting - Voting by Beneficial C21 Shareholders";

"Ordinary Course"	or any similar reference, means, with respect to an action taken by any Person, that such action is consistent in nature and scope with the past practices of such Person (including, with respect to amount and frequency) and is taken in the ordinary course of the normal day-to-day operations of the business of such Person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of the Arrangement Agreement;

"OTCQX"	means the OTCQX Best Market operated by the OTC Markets Group;

"Outside Date"	means May 31, 2027, or such later date as may be agreed to by the Parties in writing;

"Owned Real Property"	means all real property owned by C21 or its Subsidiaries or which C21 or its Subsidiaries hold an ownership interest;

"Parties"	means C21 and Vireo, and "Party" means any one of them;

"Permit"	means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity;

"Person"	includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity;

"Plan of Arrangement"	means the plan of arrangement, substantially in the form and content set out in Appendix B of the Circular, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and Article 8 of the Plan of Arrangement or at the direction of the Court in the Final Order with the consent of C21 and Vireo, each acting reasonably;

"PFIC"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations of the Arrangement to U.S. Holders - Passive Foreign Investment Company Rules - Pre-February 1, 2020 Shareholders Not Addressed";

"Real Property"	means, collectively, the Owned Real Property and the Leased Real Property;

"Record Date"	means June 25, 2026;

"Registered C21 Shareholder"	means a holder of C21 Shares whose C21 Shares are registered in such holder's name as of the Record Date;

"Regulation S"	means Regulation S under the U.S. Securities Act;

"Regulatory Approval"	means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Transaction and includes the Required Regulatory Approvals;

"Regulatory Authority"	means the Governmental Entity authorized under applicable Laws to protect and promote public health through regulation and supervision of drugs, cosmetics and medical products, including, without limitation, the U.S. Food and Drug Administration, Health Canada and similar regulatory agencies having jurisdiction over C21, its Subsidiaries or their activities;

"Reorganization"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations of the Arrangement to U.S. Holders - Exchange of C21 Shares for Vireo Shares by U.S. Holders in the Arrangement";

"Replacement Option"	has the meaning specified under the heading "The Arrangement - Description of the Arrangement";

"Representatives"	with respect to any Party, means the officers, directors, employees, agents, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party's Affiliates;

"Required C21 Approval"	means the required level of approval for the Arrangement Resolution being at least: (i) 66 2/3% of the votes cast on the Arrangement Resolution by C21 Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast on the Arrangement Resolution by C21 Shareholders present in person or represented by proxy at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101;

"Required Regulatory Approvals"	means such consents and approvals of applicable Regulatory Authorities necessary in connection with the Transaction, including without limitation, any approval from any applicable State Cannabis Authority (or other regulatory authority) which is required to consummate the Transaction and effect a change in ownership or control of C21's Cannabis Licenses under applicable Cannabis Laws;

"Resident Holder"	has the meaning specified under the heading "Certain Canadian Federal Income Tax Considerations - Residents of Canada";

"Returns"	means all returns, reports, declarations, elections, notices, filings, forms, statements, designations and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by a Governmental Entity to be made, prepare or filed by Law in respect of Taxes;

"SEC"	means the U.S. Securities and Exchange Commission;

"Section 3(a)(10) Exemption"	means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

"Securities Act"	means the Securities Act (British Columbia) and the rules, regulations, and published policies made thereunder;

"Securities Laws"	means the Canadian Securities Laws and the U.S. Securities Laws;

"SEDAR+"	means the System for Electronic Document Analysis Retrieval+;

"Share Consolidation"	has the meaning given in Appendix F - Information Concerning Vireo - Recent Developments;

"Share Exchange"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations of the Arrangement to U.S. Holders - Exchange of C21 Shares for Vireo Shares by U.S. Holders in the Arrangement";

"State Cannabis Authorities"	means any Governmental Entity that regulates C21's or any of its Subsidiaries' operation of any Cannabis License or Cannabis Establishment;

"Subsequent Financial Statements"	has the meaning specified under the heading "Transaction Agreements - The Arrangement Agreement - Covenants - Covenants of C21 Relating to the Conduct of Business";

"Subsequent Tax Returns"	has the meaning specified under the heading "Transaction Agreements - The Arrangement Agreement - Covenants - Covenants of C21 Relating to the Conduct of Business";

"Subsidiary"	has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

"Superior Proposal"	means a bona fide Acquisition Proposal made in writing on or after the date of the Arrangement Agreement by a Person or Persons acting jointly (other than Vireo and its Affiliates) to acquire not less than all of the outstanding C21 Shares (other than C21 Shares beneficially owned by such Person or Persons) or all or substantially all of the assets of C21 on a consolidated basis that:

(a)	complies with applicable Securities Laws and does not result from a breach of Section 5.1 of the Arrangement Agreement;

(b)	the C21 Board has unanimously determined in good faith, after consultation with its financial advisors and outside legal counsel and following receipt of the recommendation of the C21 Special Committee, that such Acquisition Proposal would, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the C21 Shareholders from a financial point of view than the Arrangement;

(c)	in the case of an Acquisition Proposal that relates to the acquisition of all of the outstanding C21 Shares, is made available to all of the C21 Shareholders on the same terms and conditions;

(d)	is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the C21 Board, acting in good faith after consultation with financial advisors and outside legal counsel that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal at the time and on the basis set out therein;

(e)	is not subject to any due diligence and/or access condition or similar termination right in favour of the acquiror; and

(f)	the C21 Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal relative to the legal, financial, regulatory and other aspects of the Arrangement Agreement and the Arrangement;

"Superior Proposal Notice"	has the meaning specified under the heading "Transaction Agreements - The Arrangement Agreement - Covenants - C21 Non-Solicitation Covenants";

"Supporting C21 Shareholders"	means, collectively, each of the directors and officers of C21, each of whom has entered into a Voting Support Agreement;

"Tax Act"	means the Income Tax Act (Canada), including all regulations made thereunder, as amended from time to time;

"Tax" or "Taxes"	means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Entity, including (a) all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, (b) any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, branch taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, land transfer taxes, (c) employment or unemployment insurance premiums, social insurance premiums and worker's compensation premiums and pension (including Canada Pension Plan) payments, and (d) other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof, including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and any transferee or secondary liability in respect of any of the foregoing;

"Tax Returns"	means all returns and reports (including elections, designations, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Governmental Entity in connection with any Tax, including all amendments, attachments or supplements thereto and whether in tangible or electronic form;

"Termination Fee"	has the meaning specified under the heading "Transaction Agreements - The Arrangement Agreement - Termination Fees";

"Termination Fee Event"	has the meaning specified under the heading "Transaction Agreements - The Arrangement Agreement - Termination Fees";

"Transaction"	means the transaction resulting from the completion of the Arrangement, including the acquisition of all of the C21 Shares by Vireo, and completion of the other transactions contemplated by the Plan of Arrangement;

"Transaction Expense"	means, for either Party, all costs and expenses incurred by such Party and its Affiliates prior to the Effective Time, or agreed to by such Party and its Affiliates prior to the Effective Time, in connection with the Transaction (other than in connection with the consideration of any alternative transactions in relation to C21 prior to or after the execution of the Arrangement Agreement), including all legal, tax, accounting, financial advisory, investment banking, printing and other administrative or professional fees, costs and expenses of third parties incurred by such Party and its Affiliates, the negotiation and settlement of the Arrangement Agreement, the preparation and mailing of this Circular, the convening of the Meeting, applications for the Interim Order and the Final Order, the solicitation of proxies in respect of the Meeting, the structuring and completion of the transactions contemplated by the Arrangement Agreement, the cost of directors' and officers' liability insurance or run-off insurance required under Section 4.11 of the Arrangement Agreement and bank or lender origination or loan fees (including any counsel fees associated therewith);

"Treasury Regulations"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations";

"U.S. Exchange Act"	means the United States Securities Exchange Act of 1934, as amended, andthe rules and regulations promulgated thereunder;

"U.S. Federal Laws"	means (i) the U.S. Controlled Substances Act (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the U.S. Controlled Substances Act; (ii) any U.S. anti-money laundering legislation; and (iii) the U.S. Federal Food, Drug, and Cosmetic Act;

"U.S. GAAP"	means United States generally accepted accounting principles;

"U.S. Holder"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Holders";

"U.S. person"	has the meaning specified in Rule 902(k) of Regulation S;

"U.S. Securities Act"	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Laws"	means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act and the U.S. Exchange Act, together with all applicable rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the U.S. state securities or "blue sky" laws;

"U.S. Tax Code"	means the United States Internal Revenue Code of 1986, as amended;

"United States" or "U.S."	means, as the context requires, the United States of America, its territories and possessions, any state of the United States and/or the District of Columbia;

"USRPHC"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations to Non-U.S. Holders of the Ownership and Disposition of Vireo Shares Received Pursuant to the Arrangement - Sale or Other Taxable Disposition of Vireo Shares";

"USRPI"	has the meaning specified under the heading "Certain United States Federal Income Tax Considerations - U.S. Federal Income Tax Considerations to Non-U.S. Holders of the Ownership and Disposition of Vireo Shares Received Pursuant to the Arrangement - Sale or Other Taxable Disposition of Vireo Shares";

"VIF"	means a voting instruction form;

"Vireo"	means Vireo Growth Inc., a corporation existing under the BCBCA;

"Vireo Annual Report"	has the meaning given in Appendix F - Information Concerning Vireo - Cautionary Note Regarding Forward-Looking Statements;

"Vireo Convertible Note"	means the unsecured, subordinated convertible notes issued by Vireo providing for the issuance of Vireo Shares upon conversion thereof in accordance with their terms;

"Vireo Health"	means Vireo Health, Inc., a subsidiary of Vireo;

"Vireo Multiple Voting Shares"	means the multiple voting shares of Vireo;

"Vireo RSUs"	means restricted share units of Vireo granted pursuant to Vireo's 2019 Equity Incentive Plan;

"Vireo Shareholders"	means the registered or beneficial holders of Vireo Shares and/or Vireo Multiple Voting Shares, as the context requires;

"Vireo Shares"	means subordinate voting shares of Vireo;

"Vireo Warrants"	means the outstanding warrants to purchase Vireo Shares;

"Voting Support Agreements"	means the voting and support agreements dated as of June 14, 2026 between ireo and the Supporting C21 Shareholders, which agreements provide that such shareholders shall, among other things vote all C21 Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their C21 Shares;

"Warrant Indenture"	means the warrant indenture dated May 6, 2024 between C21 and Alliance Trust Company, as trustee, governing the C21 Warrants; and

"WARN Act"	means the Worker Adjustment and Retraining Notification Act of 1988, or any similar state, local or foreign law, statute, regulation or ordinance.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by the management of C21 for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting.

Date, Time and Place of the Meeting

The Meeting will be held at the offices of Koffman Kalef LLP at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H4 on August 7, 2026 at 10:00 a.m. (Pacific Time).

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of management of C21. The persons named in the enclosed proxy form are management-designated proxyholders. A Registered C21 Shareholder desiring to appoint some other person (who need not be a shareholder) to represent the Registered C21 Shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare, Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, by 10:00 a.m. (Pacific Time) on August 5, 2026 or, if the Meeting is adjourned, by 10:00 a.m. (Pacific time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of C21 at a nominal cost.

The cost of solicitation by management of C21 will be borne by C21.

No Person is authorized to provide any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by C21. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof (or since the dates set forth in the documents incorporated by reference herein).

Exercise of Discretion by Proxies

A Registered C21 Shareholder forwarding the accompanying proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Registered C21 Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The C21 Shares represented by the proxy will be voted in accordance with the directions, if any, given in the proxy.

C21 Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED C21 SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, THE C21 SHARES WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE. WHERE VOTING C21 SHAREHOLDERS HAVE PROPERLY EXECUTED PROXIES IN FAVOUR OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY AND HAVE NOT SPECIFIED IN THE FORM OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE C21 SHARES REPRESENTED THEREBY OR IS RETURNED SPECIFYING BOTH CHOICES IN THE FORM OF PROXY, SUCH C21 SHARES WILL BE VOTED IN FAVOUR OF THE PASSING OF THE MATTERS SET FORTH IN THE NOTICE OF MEETING.

The enclosed form of proxy when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendment to or variation of a matter identified in the Notice of Meeting, and with respect to any other matter which may properly come before the Meeting. If an amendment to or variation of a matter identified in the Notice of Meeting is properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. As of the date of this Circular, the management of C21 knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting by Registered C21 Shareholders

Only Registered C21 Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered C21 Shareholders may vote a proxy in his or her or its own name at any time by telephone, facsimile, internet or by mail in accordance with the instructions appearing on the enclosed forms of proxy and/or may attend the Meeting and vote in person.

Registered C21 Shareholders may:

• vote online at www.investorvote.com; or

• complete, sign, date and return the enclosed form of proxy, or such other proper form of proxy or VIF prepared for use at the Meeting which is acceptable to Computershare and C21.

To be effective, a proxy must be received by Computershare no later than 10:00 a.m. (Pacific Time) on August 5, 2026, or in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened or postponed Meeting.

Voting by Beneficial C21 Shareholders

Only Registered C21 Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. For C21 Shareholders who are "beneficial" C21 Shareholders ("Beneficial C21 Shareholders"), their C21 Shares are registered either:

(a) in the name of an Intermediary that the Beneficial C21 Shareholder deals with in respect of the C21 Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), registered education savings plans (RESPs) and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited) of which the Intermediary is a participant.

Beneficial C21 Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to C21 are referred to as "NOBOs". Those Beneficial C21 Shareholders who have objected to their Intermediary disclosing ownership information about themselves to C21 are referred to as "OBOs".

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, C21 has distributed the proxy-related materials in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Beneficial C21 Shareholders.

C21 is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting.

Intermediaries which receive the proxy-related materials are required to forward the proxy-related materials to Beneficial C21 Shareholders unless a Beneficial C21 Shareholder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to Beneficial C21 Shareholders. Generally, Beneficial C21 Shareholders who have not waived the right to receive proxy-related materials will be sent a VIF which must be completed, signed and returned by the Beneficial C21 Shareholder in accordance with the Intermediary's directions on the VIF. In some cases, such Beneficial C21 Shareholders will instead be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of C21 Shares beneficially owned by the Beneficial C21 Shareholder but which is otherwise not completed. This form of proxy does not need to be signed by the Beneficial C21 Shareholder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under "Information Concerning the Meeting - Solicitation of Proxies" above.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial C21 Shareholders to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically mails a VIF to a Beneficial C21 Shareholder and asks the Beneficial C21 Shareholder to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). C21 may utilize Broadridge's QuickVote™ service to assist eligible Beneficial C21 Shareholders with voting their C21 Shares over the phone.

C21 will pay for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents.

VIFs should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Beneficial C21 Shareholders to direct the voting of the C21 Shares which they beneficially own. Should a Beneficial C21 Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial C21 Shareholder's behalf, the Beneficial C21 Shareholder should write their name or the name of their nominee in the place provided for such purpose in the VIF, which will grant the Beneficial C21 Shareholder or the Beneficial C21 Shareholder's nominee, as the case may be, the right to attend and vote at the Meeting.

Beneficial C21 Shareholders should return their voting instructions as specified in the VIF sent to them. Beneficial C21 Shareholders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Beneficial C21 Shareholders may not be recognized directly at the Meeting for the purpose of voting C21 Shares registered in the name of their broker, agent or nominee, a Beneficial C21 Shareholder may attend the Meeting as a proxyholder for a Registered C21 Shareholder and vote C21 Shares in that capacity. Beneficial C21 Shareholders who wish to attend the Meeting and indirectly vote their C21 Shares as proxyholder for the Registered C21 Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their C21 Shares as a proxyholder.

Revocation of Proxies

A Registered C21 Shareholder who has given a proxy may revoke it by an instrument in writing that is:

(a) executed by the Registered C21 Shareholder giving same or by the Registered C21 Shareholder's attorney authorized in writing or, where the Registered C21 Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b) delivered either to the registered office of C21 (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.

Beneficial C21 Shareholders who wish to revoke a VIF or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

C21 has an authorized capital consisting of an unlimited number of common shares without par value (referred to as the "C21 Common Shares" in this Circular) and an unlimited number of subordinate voting shares without par value (referred to as the "C21 Subordinate Voting Shares"). As at the Record Date, a total of 118,678,994 C21 Common Shares and 100,000,000 C21 Subordinate Voting Shares were issued and outstanding. The C21 Common Shares and C21 Subordinate Voting Shares carry the right to vote at the Meeting, with each C21 Common Share entitling the holder thereof to one vote on the Arrangement Resolution and each C21 Subordinate Voting Share entitling the holder thereof to 0.000001 of a vote on the Arrangement Resolution.

To the knowledge of the directors and executive officers of C21, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, C21 Shares carrying 10% or more of the voting rights attached to the issued and outstanding C21 Shares at the Meeting, except for the following:

	Number of C21 Common	Percentage of Outstanding
Name	Shares	C21 Common Shares
Sonny Newman	12,500,000(1)	10.53%

_________________
(1) All of these C21 Common Shares are held indirectly by Mr. Newman through The Newman Family 1999 Trust.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under C21's Articles, the quorum for the transaction of business at the Meeting is one person present in person or represented by proxy.

To be adopted, the Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast on the Arrangement Resolution by C21 Shareholders present in person or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of votes cast by C21 Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101. Abstentions and broker non-votes will not have any effect on the approval of the Arrangement Resolution.

THE ARRANGEMENT

At the Meeting, C21 Shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, the Arrangement Resolution. The Arrangement, the Plan of Arrangement, the terms of the Arrangement Agreement and related agreements are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the Plan of Arrangement. A copy of the Arrangement Agreement, including the schedules thereto, has been filed on C21's SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. The Plan of Arrangement is attached as a schedule to the Arrangement Agreement and is also attached as Appendix B of this Circular.

After consulting with C21's management and receiving advice and assistance from its financial and legal advisors, and after careful consideration of alternatives and a number of factors, including, among others, the recommendation of the C21 Special Committee, the receipt of the Fairness Opinion and the factors set out below under the heading "The Arrangement - Reasons for the Recommendations of the C21 Board", the members of the C21 Board unanimously determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of C21 and are fair to the C21 Shareholders and recommend that C21 Shareholders vote FOR the Arrangement Resolution.

Unless otherwise directed in properly completed forms of proxy, it is the intention of the persons named in the enclosed form of proxy to vote FOR the Arrangement Resolution. If you do not specify how you want your C21 Shares to be voted at the Meeting, the persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

The Arrangement is expected to take effect as soon as practicable after the Arrangement Resolution is adopted at the Meeting, the Final Order approving the Plan of Arrangement is issued by the Court, the Required Regulatory Approvals are obtained, and the conditions to the completion of the Arrangement are satisfied or waived.

Background to the Arrangement

The Arrangement Agreement is a result of arm's length negotiations among representatives of C21 and Vireo and their respective financial and legal advisors. The following is a summary of the principal events leading up to the execution and announcement of the Arrangement Agreement:

The management teams of each of C21 and Vireo regularly consider and investigate opportunities to enhance value for their respective shareholders, including monitoring the activities and assets of various industry participants in order to identify possible strategic transactions. Accordingly, each of C21 and Vireo had general knowledge of each other's operations and assets. There was no pre-existing relationship between C21 and Vireo.

C21 had been in active dialogue with a variety of potential counterparties from time to time with respect to a range of possible value-enhancing transactions, including financings, acquisitions or mergers with C21. In connection with such discussions, C21 entered into, or proposed to enter into, confidentiality agreements with each such counterparty and maintained a data room to provide access to due diligence information to such parties on a confidential basis. Several advanced-stage discussions, including potential financings and acquisition proposals, were considered from time to time; however, other than as previously disclosed to the market, none ultimately resulted in binding transaction terms.

In January 2026, C21 received inbound interest from representatives of a third party ("Company A") in connection with a potential business transaction between the parties.

On January 14, 2026, Vireo Health, a subsidiary of Vireo, provided a form of confidentiality agreement to C21. Once comments from C21 had been considered, the parties agreed to an appropriate form of confidentiality agreement.

On January 29, 2026, C21 and Vireo Health entered into the Confidentiality Agreement setting out the terms under which C21 and Vireo might engage in discussions or exchange confidential information.

On January 20, 29, February 23 and 27, C21 held calls with management of Company A to discuss a potential transaction, as well as management and corporate philosophy. C21 had initially been introduced to Company A's representatives in 2021 at an industry conference and had communicated periodically since to discuss general industry and market trends.

On or about February 10, 2026, C21 received a draft Memorandum of Understanding from Vireo (the "Vireo MOU") setting out the initial terms of a transaction pursuant to which Vireo would acquire all of the issued and outstanding C21 Shares by way of a plan of arrangement under the BCBCA.

On February 18, 2026, C21 received a non-binding offer of interest from Company A. C21 management performed diligence on Company A as well as weighed the merits of the offer, and determined it was not a competitive offer.

On March 1 and 2, 2026, the Chief Executive Officer of C21, Sonny Newman, and the Chairman of the C21 Board, Bruce Macdonald, held in-person meetings with Vireo's representatives in Las Vegas, Nevada. Vireo's Chief Executive Officer, John Mazarakis, conducted a formal presentation to C21 management at this time. C21's VP of Corporate Development joined the meetings on March 2 virtually to conduct diligence questioning in respect of Vireo, its business and operations.

On March 5, Mr. Newman met with the Chief Executive Officer of Deep Roots Harvest Inc., a subsidiary of Vireo, to discuss the number of Vireo Shares being offering as consideration to C21 Shareholders pursuant to the Vireo MOU.

On March 4, 5 and 10, 2026, the Messrs. Newman and Macdonald debriefed with other C21 management regarding the potential opportunity with Vireo and the Vireo MOU, and Mr. Newman provided an update on his discussions with a Vireo representative. During this time, C21's Chief Financial Officer, Michael Kidd and C21's VP of Corporate Development continued to perform diligence on Vireo.

On March 6, 2026, C21 provided a copy of a further revised version of the Vireo MOU to its legal counsel, Koffman, to review and sought Koffman's assistance in connection with evaluating a potential transaction with Vireo, as well as a review of a range of potential strategic alternatives to the transaction contemplated by the Vireo MOU.

On March 11, 2026, Mr. Macdonald held further conversations with Mr. Mazarakis regarding a potential transaction between C21 and Vireo.

On March 24, 2026, the C21 Board established the C21 Special Committee, comprised of Bruce Macdonald (Chair), Todd Harrison and Michael Kidd, with a mandate to assist in matters relating to the evaluation of strategic alternatives, change of control or business combination transactions, and opportunities that may be available to C21 with a view towards maximizing value for its stakeholders and to advise the C21 Board. Each of Mr. Macdonald and Mr. Harrison were granted one vote in respect of any matters to be determined by the C21 Special Committee. Mr. Kidd, due to his role as the Chief Financial Officer of C21, served in a non-voting capacity but was otherwise entitled to all rights of a committee member.

In March 2026, C21 received initial inbound interest from representatives of another third party ("Company B") in connection with a potential business transaction between the parties. During the course of the following two weeks, C21 executed a confidentiality agreement with Company B, held a call with Company B representatives on March 24, 2026 to discuss the potential of a merger transaction and exchanged materials to satisfy inbound due diligence requests among the parties.

On March 30, 2026, pursuant to the Needham & Company Agreement, C21 engaged Needham & Company to act as exclusive financial advisor to C21 in connection with a possible transaction or series of transactions pursuant to which another party would acquire, directly or indirectly, C21 or its Subsidiaries by way of the acquisition of all or a substantial portion of the assets of C21 or its Subsidiaries, the acquisition of more than 50% of the outstanding voting shares of C21 or any merger, consolidation, reorganization or other business combination pursuant to which the business of C21 is combined with that of another party (a "Proposed Transaction").

On March 30, 2026, the Special Committee instructed Needham & Company to commence an auction process (the "Auction") pursuant to which Needham & Company solicited expressions of interest from a number of different parties in the Cannabis space in connection with a Proposed Transaction.

On April 1, 2026, in connection with the Auction, C21 received a letter of intent from Company A (the "Company A Offer"). The Company A Offer set forth a proposed transaction pursuant to which Company A would acquire all of the issued C21 Shares for consideration comprised of cash and common shares of Company A (with provisions for holdbacks in connection with certain transaction expenses and tax liabilities).

Company B, which was also contacted by Needham & Company in connection with the Auction, was an entity with which Mr. Newman had previously discussed a potential merger transaction in 2024. C21 had executed a confidentiality agreement with Company B in January 2024 and Company B's representatives had visited C21's facilities in Nevada in February 2024; however, no transaction resulted. Needham & Company held discussions with Company B starting April 2, 2026, coordinated the signing of a renewed confidentiality agreement on April 21, 2026, and provided Company B with access to the C21 data room. On April 22, 2026, Needham & Company was informed that an offer from Company B would not be forthcoming.

On April 15, 2026, representatives of C21 met virtually with Needham & Company to discuss the status of the Auction and the discussions with the eight parties identified by Needham & Company pursuant thereto.

On April 16, 2026, the Chairman of the C21 Board, C21's Chief Executive Officer and C21's VP of Corporate Development held a call with Vireo's Chief Executive Officer to review all of Vireo's acquisitions since the meeting among the parties in Las Vegas in March 2026 and to discuss the financial performance of both companies as well as the public narrative surrounding a potential transaction between C21 and Vireo.

During the course of the Auction process, the C21 Special Committee continued to negotiate the proposed terms of the Vireo MOU.

As a result of the Auction, Needham & Company identified and contacted eight (8) parties (in addition to Vireo). Of the parties identified by Needham & Company pursuant to the Auction, four did not respond, Company B did not provide C21 with any letter of intent or offer or formal offer of interest, another non-publicly listed entity made a high-level proposal but ultimately was not confident that becoming publicly listed aligned with its strategy and the valuations of both companies proposed by each party were ultimately too far apart, and discussions with Company A and Company B occurred as described above.

Needham & Company concluded the Auction process on April 22, 2026. Upon conclusion of the Auction, the C21 Special Committee evaluated the terms of the Company A Offer and the Vireo MOU (collectively, the "Offers"), including the benefits, risks and opportunities of each Offer, and considered such Offers against the option of continuing the business of C21 in the ordinary course.

On April 23, 2026, the Chair of the C21 Special Committee received a proposed final draft of the Vireo MOU from Vireo. The Vireo MOU set out, among other things: (i) the number of Vireo Shares to be issued as consideration for the C21 Shares; (ii) the treatment of outstanding convertible securities of C21; and (iii) the terms and conditions of the definitive agreement to be negotiated between the parties. In addition, the Vireo MOU contained standstill provisions restricting C21 for a period of 60 days following execution, from soliciting, initiating or entertaining competing acquisition proposals or participating in any negotiations or discussions relating thereto. Other than the standstill provisions and certain other confidentiality related and general provisions, the terms of the Vireo MOU were non-binding on the Parties.

On April 23, 2026, the C21 Special Committee determined, on the advice of Needham & Company, that entering into the Vireo MOU and proceeding to negotiate the Arrangement Agreement setting out the terms of the Transaction was in the best interests of C21 and recommended that the C21 Board approve C21 entering into the Vireo MOU.

Having reviewed and considered the terms of the Vireo MOU (including the Standstill Provisions), on April 23, 2026, the C21 Board determined, on the recommendation of the C21 Special Committee and the advice of Needham & Company, that entering into the Vireo MOU was in the best interests of C21. Accordingly, the C21 Board authorized and approved the execution of the Vireo MOU by C21 and authorized the C21 Special Committee and management of C21 to negotiate the terms of the Arrangement Agreement.

C21 and Needham & Company counter-signed the final Vireo MOU on April 23, 2026.

On April 27, 2026, an initial version of the Arrangement Agreement was circulated by Vireo's counsel for review by Koffman and C21.

On May 4, 2026, Vireo's counsel provided C21 with a due diligence request list setting forth document requests and questions in connection with the Transaction and C21 management began to populate its electronic data room in connection with such request.

On May 7, 2026 and May 21, 2026, Vireo's counsel circulated initial versions of the Plan of Arrangement and Form of Voting Support Agreement, respectively, for review by Koffman, Dorsey and C21. During this period until the Announcement Date, C21 and Vireo, together with their respective legal and financial advisors, negotiated terms of the Arrangement Agreement (including the disclosure letter of C21 to be provided therewith), the Plan of Arrangement and the Voting Support Agreements, and completed their due diligence reviews of the other Party.

On June 14, 2026, the C21 Special Committee and C21 Board met to consider the draft Arrangement Agreement and other Transaction related documents and to receive the advice of Needham & Company and its legal counsel, Koffman. Needham & Company made a presentation to the C21 Special Committee and C21 Board concerning the financial terms of the proposed Arrangement and Koffman led the C21 Special Committee and C21 Board through a detailed review and discussion of the draft Arrangement Agreement and other documents.

Needham & Company orally advised the C21 Special Committee and the C21 Board that, as of June 14, 2026, based upon certain assumptions, qualifications and limitations, in its opinion, the Consideration was fair, from a financial point of view, to the C21 Shareholders. Needham & Company's oral opinion was subsequently formalized in the written Needham & Company Fairness Opinion. See "The Arrangement - Fairness Opinion".

The C21 Special Committee, upon careful consideration, including advice from Needham & Company and its legal counsel, unanimously determined that the Arrangement was fair to C21 Shareholders and that the Arrangement was in the best interests of C21 and determined to recommend that the C21 Board authorize C21 to enter into the Arrangement Agreement and recommend that C21 Shareholders vote in favour of the Arrangement.

After discussion and taking into consideration the financial advice of Needham & Company, the recommendation of the C21 Special Committee, as well as numerous other factors and risks, including those set forth below under the headings "The Arrangement - Reasons for the Recommendations of the C21 Board", "Risk Factors" and "Information Concerning C21 - Risk Factors", the C21 Board unanimously resolved and determined that the Arrangement was fair to C21 Shareholders and in the best interests of C21 and accordingly, unanimously approved (with interested directors abstaining) the Arrangement and entering into the Arrangement Agreement, and determined to recommend that C21 Shareholders vote for the Arrangement Resolution.

The Arrangement Agreement and the Voting Support Agreements were executed the night of June 14, 2026 and the Arrangement was jointly announced by C21 and Vireo prior to the open of markets on June 15, 2026.

Reasons for the Recommendations of the C21 Board

In evaluating the Arrangement and making their respective recommendations, the C21 Board consulted with C21 management, received the advice and assistance of their legal and financial advisors, reviewed a significant amount of market, industry, financial and other data and considered a number of factors, including, among others, those listed below. The following includes forward-looking statements and readers are cautioned that actual results may vary. See "Introduction - Cautionary Note Regarding Forward- looking Statements and Risks", "Risk Factors" and "Information Concerning C21 - Risk Factors" in this Circular.

• Participation by C21 Shareholders in Future Growth. By receiving Vireo Shares under the Arrangement, C21 Shareholders will have the opportunity to participate in any future increase in value of Vireo through exposure to Vireo's scale, access to capital and broad market reach. Immediately following the completion of the Arrangement, C21 Shareholders are expected to own approximately 4.5% of the outstanding Vireo Shares, with existing Vireo Shareholders owning approximately 95.5% of the outstanding Vireo Shares, on a fully-diluted basis.

• Exposure to a Broader U.S. Cannabis Market. Through the Consideration payable pursuant to the Arrangement, C21 Shareholders will receive exposure to Vireo's diversified cannabis platform, with operations in 10 states and approximately 170 dispensaries across the United States.

• Enhanced Scale and Access to Capital. C21 has historically faced challenges accessing capital markets for equity with no history of substantial equity financing or analyst coverage. If the Arrangement is completed, C21 Shareholders will, through their ownership of Vireo Shares, benefit from an enhanced capital markets presence and a broader shareholder group, with strengthened access to growth capital in the form of both debt and equity.

• Management Strength and Integration. If the Arrangement is completed, C21 Shareholders will, through their ownership of Vireo Shares, benefit from the expertise of Vireo's management and Vireo's commitment to performance and brand excellence.

• Premium to C21 Shareholders. The Arrangement provides C21 Shareholders with a premium per C21 Common Share of approximately 13.2% to the closing price of the C21 Common Shares on the CSE on June 12, 2026, and approximately 6.6% to the 30-day volume weighted average trading price of the C21 Common Shares on the CSE based on the closing price of the Vireo Shares on the CSE on June 12, 2026.

• Review of Alternative Strategic Options including Continuation of Standalone Business Plan. The C21 Special Committee and C21 Board also considered a number of other strategic options, including continuing C21's standalone business strategy. The C21 Board and C21 Special Committee determined that the Arrangement has the potential to be accretive to C21 Shareholders and would minimize the uncertainty associated with pursuing a standalone business strategy given the small scale of C21's operations. The C21 Board and C21 Special Committee concluded that the Arrangement would provide greater opportunities for C21 and, in turn, greater value to C21 Shareholders.

• Detailed Review and Comprehensive Arm's Length Negotiations. The Arrangement Agreement is the result of extensive arm's length negotiations between C21 and Vireo with oversight and participation of the C21 Special Committee, the C21 Board and their financial and legal advisors.

• Fairness Opinion. The C21 Board received the Fairness Opinion, in which Needham & Company stated that, as of the date thereof, and based upon the scope of review and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the C21 Shareholders in connection with the Arrangement is fair, from a financial point of view, to the C21 Shareholders. See "The Arrangement - Fairness Opinion" in this Circular.

• Evaluation and Analysis. The C21 Board carefully considered the Arrangement, current economic, industry and market trends and related risks affecting each of C21 and Vireo, information concerning the business, operations, assets, financial condition, operating results and prospects of C21 and Vireo, and the historical trading prices of the C21 Shares and the Vireo Shares, taking into account the results of C21's due diligence review of Vireo and its business.

• No Other Bidders. No other potential acquirors have approached C21 with an Acquisition Proposal following the announcement of the Arrangement on the Announcement Date.

• Acceptance by Supporting C21 Shareholders. Pursuant to the Voting Support Agreements, each of the directors and officers of C21 have agreed, among other things, to vote their C21 Shares, collectively representing approximately 12.32% of the total C21 Shares outstanding as of the Record Date, in favour of the Arrangement Resolution.

• Ability to Respond to Unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, the C21 Board will remain able to respond to an unsolicited bona fide Acquisition Proposal that constitutes a Superior Proposal under the Arrangement Agreement. The terms of the Arrangement Agreement are, in the opinion of the C21 Board, reasonable in the circumstances, and while the C21 Board is required to strictly comply with the provisions of the Arrangement Agreement as they relate to Acquisition Proposals, such provisions do not preclude other proposals being made to C21 (see "Transaction Agreements - The Arrangement Agreement - Covenants - C21 Non-Solicitation Covenants").

• Shareholder and Court Approval. The Arrangement is subject to the following shareholder and court approvals, which are intended to protect C21 Shareholders and ensure that the Arrangement treats C21 Shareholders equitably and fairly:

o the Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast by C21 Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by C21 Shareholders present in person or represented by proxy at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101, as described under "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101"; and

o the Arrangement is subject to a determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to the rights and interests of C21 Shareholders.

• Dissent Rights. The terms of the Plan of Arrangement provide that registered C21 Shareholders who oppose the Arrangement may, upon strict compliance with certain conditions, exercise their dissent rights and, if ultimately successful, receive the fair value for their C21 Shares (as described in the Plan of Arrangement).

• Deal Certainty. Vireo's obligation to complete the Arrangement is subject to a limited number of conditions that the C21 Board believes are reasonable in the circumstances.

• Appropriateness of Deal Protections. The Termination Fee and other deal protection measures contained in the Arrangement Agreement are appropriate inducements to Vireo to enter into the Arrangement Agreement.

In the course of their deliberations, the C21 Board also considered a variety of risks (as described in greater detail under the heading "Risk Factors") and other potentially negative factors relating to the Arrangement, including, but not limited to those summarized below. The C21 Board believes that, overall, the anticipated benefits of the Arrangement to C21 and the C21 Shareholders outweigh these risks and negative factors.

• Anticipated Benefits May Not Occur. Following completion of the Arrangement, Vireo may fail to realize growth opportunities and synergies currently anticipated due to, among other things, challenges associated with integrating the operations and the ability to attract capital.

• Termination Fee and Expenses. The Arrangement Agreement may be terminated by C21 or Vireo in certain circumstances, and in certain cases of such termination, C21 may be required to pay a Termination Fee to Vireo in the amount of $3 million. Additionally, in certain circumstances, each Party would be required to reimburse the other Party for certain expenses up to a maximum of $1 million. If C21 is required to pay the Termination Fee and an alternative transaction is not completed, C21's financial condition will be materially adversely affected.

• Restrictions on C21's Business. The Arrangement Agreement imposes certain restrictions on the conduct of C21's business during the period between execution of the Arrangement Agreement and the consummation of the Arrangement or the termination of the Arrangement Agreement which may have a negative impact on the performance of C21.

• No Assurances. If the Arrangement Agreement is terminated, there can be no assurance that another transaction will be available to C21, or if another transaction is available, that its terms will be equivalent or more favourable than those set forth in the Arrangement Agreement.

• Uncertainty of Value. The Vireo Shares to be issued as Consideration are based on a fixed exchange ratio and will not be adjusted based on fluctuations in the market value of the C21 Shares or the Vireo Shares. The Vireo Shares issued as Consideration on closing of the Arrangement may have a market value different from that on the Announcement Date.

• Prohibition on Solicitation of Alternative Proposals. The Arrangement Agreement prohibits C21 from soliciting alternative proposals and in respect of unsolicited Acquisition Proposals, the C21 Board is required to strictly comply with the provisions of the Arrangement Agreement as they relate to Acquisition Proposals and the circumstances under which a Superior Proposal may be accepted.

• Risks and Challenges of the Arrangement. The Arrangement implies various potential risks and challenges, including:

o Costs of the Arrangement. The substantial costs to be incurred in connection with the Arrangement, including those that could be incurred regardless of whether the Arrangement is consummated.

o Diversion of Management's Attention. The diversion of management's attention away from conducting C21's business in the ordinary course and the potential impact on C21's current business relationships.

o Closing Conditions. The completion of the Arrangement is subject to several conditions including the receipt of the Required Regulatory Approvals, the Required C21 Approval and the Interim Order and Final Order.

o Interests of Directors and Management in the Arrangement. Under the Arrangement Agreement, certain of C21's directors and officers may receive benefits that differ from, or are in addition to, the interests of C21 Shareholders generally. See "The Arrangement - Interests of Certain Persons in the Arrangement".

The C21 Board unanimously (with interested directors abstaining) approved the execution of the Arrangement Agreement. The process of evaluating the Arrangement was led by the C21 Special Committee. The members of the C21 Special Committee met regularly with C21's legal and financial advisors and members of management throughout the process of negotiating the Arrangement.

The reasons of the C21 Special Committee and the C21 Board for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to certain risks. See "Introduction - Cautionary Note Regarding Forward-looking Statements and Risks", "Risk Factors" and "Information Concerning C21 - Risk Factors" in this Circular. The recommendations of the C21 Special Committee and C21 Board are based upon the totality of the information presented and considered by them. The foregoing summary of the information and factors considered by the C21 Special Committee and C21 Board is not intended to be exhaustive but includes a summary of the material information and factors considered by the C21 Special Committee and C21 Board in their evaluation of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the evaluation of the Arrangement by the C21 Special Committee and C21 Board, they did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their recommendations. The recommendations of the C21 Special Committee and C21 Board were made after consideration of the factors noted above, other factors and the knowledge of the C21 Special Committee and C21 Board of the business, financial condition and prospects of C21, taking into account the advice of their legal and financial advisors as well as the Fairness Opinion and exercising their business judgment. In addition, in considering the factors described above, individual members of the C21 Special Committee and the C21 Board may have assigned different weights to different factors and may have applied different analyses to each of the material factors considered by the C21 Special Committee and the C21 Board.

Fairness Opinion

Engagement of Needham & Company

Needham & Company was formally engaged by C21 pursuant to an agreement dated March 30, 2026 between Needham & Company and C21 (the "Needham & Company Agreement").

Credentials of Needham & Company

Needham & Company, LLC is a leading full-service investment bank with operations in equity research, sales and trading, investment banking, and private wealth management. Needham & Company is a member of FINRA and SIPC. The opinion expressed herein is the opinion of Needham & Company, and the individuals primarily responsible for preparing the Fairness Opinion are professionals of Needham & Company experienced in merger, acquisition, divestiture and fairness opinion matters. The Fairness Opinion represents the opinion of Needham & Company, the form and content of which have been approved for release by a committee of senior Needham & Company personnel who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Compensation of Needham & Company

The terms of the Needham & Company Agreement provide that Needham & Company is to be paid fees for its services, including a fixed fee for delivery of the Fairness Opinion plus a fixed work fee covering a period of three (3) months commencing from April 1, 2026. The payment of fees is not dependent on the completion of the Arrangement. C21 has also agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify Needham & Company and its affiliates, the respective directors, officers, employees and agents of Needham & Company and its affiliates, and each other person, if any, controlling Needham & Company or any of its affiliates from and against any and all losses, claims, damages, expenses and liabilities caused by, relating to, based upon or arising out of services performed by Needham & Company in connection with the Needham & Company Agreement. The payment of expenses is not dependent on the completion of the Arrangement.

Independence of Needham & Company

Neither Needham & Company, nor any of its affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act or the rules made thereunder) of C21, Vireo, or any of their respective associates or affiliates. As of the date hereof, Needham & Company has not entered into any other agreements or arrangements with C21 or Vireo or any of their affiliates with respect to any future dealings.

Fairness Opinion

Following a review of the terms of the Arrangement, Needham & Company rendered its oral opinion to the C21 Special Committee and C21 Board on June 14, 2026 (which was subsequently confirmed in writing as set out in Appendix H of this Circular), that, based upon its analysis, assumptions, limitations and other factors, the Consideration to be received by the C21 Shareholders under the Arrangement is fair, from a financial point of view, to the C21 Shareholders (the "Fairness Opinion").

In connection with rendering the Fairness Opinion, Needham & Company reviewed and relied upon, or carried out, among other things, the following:

• the executed memorandum of understanding between C21 and Vireo dated April 23, 2026;

• a draft of the Arrangement Agreement and other ancillary agreements dated June 14, 2026;

• certain financial forecasts of C21 prepared by management of C21;

• certain financial forecasts of Vireo prepared by management of Vireo;

• the audited consolidated financial statements of C21 for the fiscal years ended March 31, 2026 and March 31, 2025, and notes thereto, and the related management's discussion and analysis of financial condition and operating results for such financial periods;

• certain publicly available financial information and other public filings, including those submitted by C21 and Vireo to the applicable securities commissions or securities regulatory authorities in Canada and the United States, which are available for viewing on SEDAR+ and EDGAR, respectively;

• certain publicly available information related to the business, operations, financial conditions and trading history of C21 and Vireo, and other selected publicly available information Needham & Company considered relevant;

• internal forecasts, projections, estimates and budgets prepared or provided by or on behalf of the management of C21 and management of Vireo;

• other internal financial, operating, corporate, and other information concerning C21 and its subsidiaries and Vireo and its subsidiaries, that was prepared and provided by the respective management teams of C21 and Vireo;

• discussions with management of C21 regarding C21's past and current business plan, operations, financial conditions and prospects, including discussions concerning their financial forecasts;

• discussions with members of management of Vireo concerning their financial forecasts;

• a comparison of certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for C21;

• a review of the financial terms of certain business combinations that Needham & Company deemed generally relevant;

• a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based, addressed to Needham & Company and dated as of the date hereof, provided by the senior management of C21; and

• such other information, investigations, analysis and discussion as Needham & Company considered necessary or appropriate in the circumstances.

Needham & Company did not complete a detailed technical, environmental, social and governance, or political risk due diligence review, and has relied upon the management of C21 for all such due diligence matters, without independent verification. No physical due diligence of any of the assets of C21 or Vireo was undertaken by Needham & Company. Needham & Company was not, to the best of its knowledge, denied access by C21 to any other information under its control requested by Needham & Company.

Needham & Company did not meet with the auditors of C21 or Vireo and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of C21 and Vireo, respectively, and the reports of the auditor thereon.

Needham & Company considered several techniques and used a blended approach to determine the Fairness Opinion, which was based upon a number of quantitative and qualitative factors and upon a selection of methodologies deemed appropriate in the circumstances by Needham & Company.

Needham & Company evaluated and performed certain analyses on C21 and Vireo, based on those methodologies and assumptions that Needham & Company considered appropriate in the circumstances. Needham & Company considered, among other things, the following approaches to fairness: (i) selected companies analysis; (ii) selected transactions analysis; (iii) discounted cash flow analysis; and (iv) other qualitative factors with respect to the Arrangement, including but not limited to the form of Consideration to be received, historical trading ranges of the C21 Shares, the relative share price performance of C21 compared to selected large and small cannabis companies, and the results of the market check process conducted by C21.

Needham & Company relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by Needham & Company from public sources, or provided to Needham & Company by C21 or Vireo, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to C21, Vireo, their respective subsidiaries, associates and affiliates, and to the Arrangement. The Fairness Opinion was conditional upon such completeness, accuracy and fair presentation. Needham & Company was not requested to nor, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Needham & Company and used in its analyses, Needham & Company assumed that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflected the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of C21 and Vireo. Needham & Company expressed no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

Recommendation of the C21 Special Committee

The C21 Special Committee, after consultation with C21 management and receipt of advice and assistance from its financial and legal advisors, and after careful consideration of alternatives and a number of factors, including, among others, the Fairness Opinion, unanimously recommended that the C21 Board authorize C21 to enter into the Arrangement Agreement and recommended that C21 Shareholders vote FOR the Arrangement Resolution.

Recommendation of the C21 Board

The C21 Board, after consultation with C21 management and receipt of advice and assistance from its financial and legal advisors, and after careful consideration of alternatives and a number of factors, including, among others, the recommendation of the C21 Special Committee and the Fairness Opinion and the factors set out above under the heading "The Arrangement - Reasons for the Recommendations of the C21 Board", unanimously (with interested directors abstaining) determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of C21 and are fair to the C21 Shareholders and approved and authorized C21 to enter into the Arrangement Agreement. Accordingly, the C21 Board unanimously recommends that the C21 Shareholders vote FOR the Arrangement Resolution.

All members of the C21 Board that hold C21 Shares will vote their C21 Shares, in their capacity as C21 Shareholders, in favour of the Arrangement, pursuant to the terms of the Voting Support Agreements. See "Transaction Agreements - The Voting Support Agreements".

Description of the Arrangement

On June 14, 2026, C21 and Vireo entered into the Arrangement Agreement, pursuant to which, among other things, C21 and Vireo agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Vireo will acquire all of the issued and outstanding C21 Shares. The Arrangement will be effected pursuant to a court-approved arrangement under the BCBCA.

If completed, the Arrangement will result in Vireo acquiring all of the issued and outstanding C21 Shares on the Effective Date and C21 will become a wholly-owned subsidiary of Vireo. Pursuant to the Plan of Arrangement, upon completion of the Arrangement, each C21 Shareholder (other than Dissenting Shareholders) will receive, in exchange for each C21 Common Share (after conversion of all C21 Subordinate Voting Shares into C21 Common Shares in accordance with the Plan of Arrangement), 0.023052 of a Vireo Share. The terms of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of C21, Vireo and their respective advisors.

For further information in respect of Vireo following the Arrangement, see "Appendix G - Information Concerning Vireo Following the Arrangement".

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix B to this Circular.

If approved, the Arrangement will become effective at the Effective Time on the Effective Date. Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any Person, except as otherwise expressly provided in the Plan of Arrangement:

(a) each Dissenting Share shall be and shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to C21 (free and clear of any Liens of any nature whatsoever) for cancellation and shall be cancelled, and upon such transfer:

(i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissenting Share and to have any rights as a C21 Shareholder in respect of such Dissenting Share, other than the right to be paid the fair value by C21 for such Dissenting Share in accordance with the Plan of Arrangement; and

(ii) the name of such Dissenting Shareholder shall be, and shall be deemed to be, removed from the securities register of C21 Shareholders maintained by or on behalf of C21;

(b) each C21 Subordinate Voting Share (other than any Dissenting Share) outstanding immediately prior to the Effective Time shall be exchanged with C21 for 0.000001 C21 Common Shares, and upon such exchange:

(i) each such exchanged C21 Subordinate Voting Share shall be cancelled, and the holder of such exchanged C21 Subordinate Voting Share shall be removed from the securities register of C21 Shareholders maintained by or on behalf of C21, in respect of the C21 Subordinate Voting Shares;

(ii) each holder of such exchanged C21 Subordinate Voting Share shall be entered in the securities register of C21 Shareholders maintained by or on behalf of C21 in respect of the C21 Common Shares issued to such holder pursuant to this subsection (b); and

(iii) C21 shall add an amount to the stated capital account maintained in respect of the C21 Common Shares equal to the aggregate "paid-up capital" (within the meaning of the Tax Act) of the C21 Subordinate Voting Shares immediately prior to the exchange contemplated in this subsection (b);

(c) each C21 Common Share held by a C21 Shareholder (excluding (i) any Dissenting Share or (ii) any C21 Common Shares held by Vireo or any of its affiliates) including, for greater certainty, any C21 Common Shares issued pursuant to subsection (b) above, shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to Vireo (free and clear of any Liens of any nature whatsoever), solely in exchange for the Consideration, less any amounts withheld pursuant to the Plan of Arrangement, and upon such exchange:

(i) each C21 Shareholder of such exchanged C21 Common Share shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a C21 Shareholder other than the right to receive the Consideration issuable in respect of such C21 Common Share in accordance with the Plan of Arrangement;

(ii) the name of each such C21 Shareholder shall be, and shall be deemed to be, removed from the securities register of C21 Shareholders maintained by or on behalf of C21; and

(iii) Vireo shall be, and shall be deemed to be, the legal and beneficial owner of such transferred C21 Common Shares and will be entered in C21's securities register for the C21 Common Shares as the sole holder thereof;

(d) each C21 Option shall (A) in accordance with the terms of the C21 Equity Incentive Plan and without further action on the part of any holder of C21 Options, be deemed fully vested, and (B) be exchanged for a Replacement Option to acquire such number of Vireo Shares as is equal to: (i) that number of C21 Shares that were issuable upon exercise of such C21 Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number of Vireo Shares. The exercise price per Vireo Share subject to a Replacement Option shall be an amount equal to the quotient determined by dividing: (X) the exercise price per C21 Share at which such C21 Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, shall be the same as those of the C21 Option for which it was exchanged, and any certificate or option agreement previously evidencing the C21 Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding any of the foregoing, in respect only of C21 Optionholders who are resident in Canada (within the meaning of the Tax Act) or who received their C21 Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a C21 Option for a Replacement Option, and accordingly, in respect only of such C21 Optionholders, in the event that the In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of subsection (d)) in respect of a Replacement Option exceeds the In-The-Money Amount in respect of the C21 Option for which it is exchanged, then the exercise price per Vireo Share of such Replacement Option will be increased by the minimum amount necessary to ensure that the In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of subsection (d)) in respect of the Replacement Option does not exceed the In-The-Money Amount in respect of such C21 Option. It is further intended that each C21 Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the U.S. Tax Code and further that if such C21 Option is an "incentive stock option" (as defined in Section 422 of the U.S. Tax Code) in a manner compliant with Section 424 of the U.S. Tax Code, and this subsection (d) will be construed consistently with such intent.

Pursuant to the terms of the Arrangement Agreement, each C21 RSU and C21 DSU outstanding immediately prior to the Effective Time shall vest and accelerate in full and be settled in C21 Shares as of immediately prior to the Effective Time.

Each C21 Warrantholder will be entitled to receive upon the exercise of such holder's C21 Warrant, in lieu of C21 Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the Vireo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of C21 Shares to which such holder would have been entitled if such holder had exercised such holder's C21 Warrants immediately prior to the Effective Time. If the foregoing would result in the issuance of a fraction of a Vireo Share upon the exercise of all such C21 Warrants held by a C21 Warrantholder, then the aggregate number of Vireo Shares otherwise issuable pursuant to the exercise of such C21 Warrants will be rounded down to the nearest whole number of Vireo Shares.

Each C21 Debentureholder will be entitled to receive upon the conversion of such holder's C21 Debentures, in lieu of C21 Shares to which such holder was theretofore entitled upon such conversion, the Vireo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of C21 Shares to which such holder would have been entitled if such holder's C21 Debentures had been converted immediately prior to the Effective Time. If the foregoing would result in the issuance of a fraction of a Vireo Share upon the conversion of all such C21 Debentures held by a C21 Debentureholder, then the aggregate number of Vireo Shares otherwise issuable pursuant to the conversion of such C21 Debentures will be rounded down to the nearest whole number of Vireo Shares.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:

• the Required C21 Approval must be obtained;

• the Court must grant the Final Order approving the Arrangement; and

• all conditions precedent to the Arrangement further described in the Arrangement Agreement must be satisfied or waived by the appropriate Party.

Required C21 Approval

At the Meeting, the C21 Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix A to this Circular.

In order for the Arrangement to become effective, as provided in the Interim Order, the Arrangement Resolution must be approved by at least: (i) 66 2/3% of the votes cast on the Arrangement Resolution by the C21 Shareholders present in person or by proxy at the Meeting; and (ii) a simple majority of votes cast on the Arrangement Resolution by C21 Shareholders present in person or represented by proxy at the Meeting, excluding votes cast by C21 Shareholders who are required to be excluded in accordance with Section 8.1 of MI 61-101. See "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101" below.

The Required C21 Approval must be received in order for C21 to seek the Final Order and complete the Arrangement on the Effective Date. See "The Arrangement - Court Approval and Completion of the Arrangement" below.

Should the C21 Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed. Notwithstanding the foregoing, and even if the Required C21 Approval is obtained, the Arrangement Resolution authorizes the C21 Board, without further notice to or approval of C21 Shareholders, subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

After consulting with C21 management and receiving advice and assistance from its financial and legal advisors, and after careful consideration of alternatives and a number of factors, including, among others, the recommendation of the C21 Special Committee, the receipt of the Fairness Opinion and the factors set out in the Circular under the heading "The Arrangement - Reasons for the Recommendations of the C21 Board", the C21 Board unanimously (with interested directors abstaining) determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of C21 and are fair to the C21 Shareholders and approved and authorized C21 to enter into the Arrangement Agreement. Accordingly, the C21 Board unanimously recommends that the C21 Shareholders vote FOR the Arrangement Resolution. See "The Arrangement - Recommendation of the C21 Board" above.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE C21 SHARES REPRESENTED BY PROXIES IN FAVOUR OF C21 NOMINEES WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

Court Approval and Completion of the Arrangement

An arrangement under the BCBCA requires approval of the Court under Division 5 of Part 9 of the BCBCA.

Interim Order

On July 2, 2026, the Court issued the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix C to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by C21 Shareholders at the Meeting in the manner required by the Interim Order, C21 intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently expected to take place on or about August 13, 2026 at 9:45 a.m. (Pacific Time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Any person to whom Consideration Shares or Replacement Options will be issued pursuant to the Arrangement is entitled to appear and be heard at this hearing. Any such person who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a response to petition no later than 4:00 p.m. (Pacific Time) on August 11, 2026, or on the date that is two Business Days prior to the hearing of the application for the Final Order, along with any other documents required, all as set out in the Interim Order and the Notice of Hearing of Petition for the Final Order, the text of which are set out in Appendix C and Appendix D to this Circular, respectively, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. If the hearing is adjourned then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the adjournment.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments and subject to the terms of the Arrangement Agreement, C21 may determine not to proceed with the Arrangement. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the postponement, adjournment or rescheduled date.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Interim Order, attached as Appendix C to this Circular, and the Notice of Hearing of Petition for the Final Order, attached as Appendix D to this Circular. The Interim Order and the Notice of Hearing of Petition for the Final Order constitute notice of the Court hearing of the application for the Final Order and are your only notice of the Court hearing.

The Consideration Shares to be issued to C21 Shareholders in exchange for their C21 Common Shares and the Replacement Options to be issued to C21 Optionholders in exchange for their C21 Options pursuant to the Arrangement have not been registered under the U.S. Securities Act or any applicable state securities laws of the United States, and are being issued in reliance on the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from registration under applicable state securities laws of the United States. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. See "Regulatory Securities Law Matters - United States Securities Law Matters".

All C21 Shareholders and C21 Optionholders are entitled to appear and be heard at the hearing for the Final Order. The Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption with respect to the Consideration Shares to be issued to C21 Shareholders in exchange for their C21 Common Shares and the Replacement Options to be issued to C21 Optionholders in exchange for C21 Options, pursuant to and upon completion of the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Effects of the Arrangement on C21 Shareholders' Rights

The rights of C21 Shareholders are currently governed by the BCBCA and the Articles of C21. C21 Shareholders receiving Vireo Shares under the Arrangement will become shareholders of Vireo, which is also governed by the BCBCA and the constating documents of Vireo.

Treatment of C21 Options

While the Section 3(a)(10) Exemption exempts the issuance of the Replacement Options in exchange for the C21 Options, it does not exempt the issuance of the Vireo Shares upon exercise of the Replacement Options. The Replacement Options may not be exercised in the United States or by or for the account or benefit of a U.S. person or a person in the United States, nor may Vireo Shares be issued upon such exercise, unless they are registered pursuant to an effective registration statement on Form S-8 or exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws of the United States are available (in which case they will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act). Under the Arrangement Agreement, Vireo has agreed that if a registration statement on Form S-8 covering the Vireo Shares issuable on exercise of Replacement Options is not effective in advance of the Effective Date, Vireo shall, as promptly as practicable following the Effective Date, cause a registration statement on Form S-8 to be filed with the SEC which registers the issuance of the Vireo Shares upon exercise of the Replacement Options. See "Regulatory Securities Law Matters - United States Securities Law Matters" in this Circular.

Interests of Certain Persons in the Arrangement

Except as otherwise described in this Circular, no person who has been a director or officer of C21 at any time since the beginning of C21's last financial year, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the approval of the Arrangement.

In considering the recommendation of the C21 Board with respect to the Arrangement, C21 Shareholders should be aware that certain members of the C21 Board and C21's senior management team have interests in the Arrangement that may create actual or potential conflicts of interest in connection with such transactions. All benefits received, or to be received, by the directors and officers of C21 as a result of the Arrangement are, and will be, solely in connection with their services as directors and officers of C21. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the C21 Shares held by such person and no benefit is, or will be, conditional on any person supporting the Arrangement. The C21 Board is aware of these interests and considered them along with other matters described above under the heading "The Arrangement - Reasons for the Recommendations of the C21 Board" in reaching its recommendation. In particular, a number of members of the C21 Board and C21's senior management team will participate in the Arrangement on the same terms as other C21 Shareholders and two individuals will be entitled to a "collateral benefit" for the purposes of MI 61-101 as a result of the Arrangement. See "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101" below.

C21 Shares

As of the Record Date, the directors and officers of C21 beneficially owned, or exercised control or direction, directly or indirectly, over 14,621,770 C21 Shares representing in the aggregate approximately 12.32% of all issued and outstanding C21 Shares (including 100 C21 Subordinate Voting Shares on an as- converted basis). All of the C21 Shares held by such directors and officers of C21 will be treated in the same fashion under the Plan of Arrangement as C21 Shares held by all other C21 Shareholders.

C21 Options

As of the Record Date, the directors and officers of C21 owned an aggregate of 3,450,000 C21 Options (representing in the aggregate approximately 64.19% of all outstanding C21 Options).

Pursuant to the Arrangement, at the Effective Time, each C21 Option will be deemed fully vested, and each C21 Optionholder will receive, in exchange for all of their C21 Options, fully vested Replacement Options to purchase the number of Vireo Shares equal to the Exchange Ratio multiplied by the number of C21 Shares subject to such C21 Option immediately prior to the Effective Time, rounded down to the nearest whole number of Vireo Shares, and at an exercise price per Vireo Share equal to the original exercise price per C21 Share divided by the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, shall be the same as those of the C21 Option for which it was exchanged.

Securities Held by Directors and Officers of C21

The following table sets out (i) the C21 Shares, C21 Options, C21 RSUs and C21 DSUs, beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and officers of C21, or their respective associates or affiliates, as of the Record Date, (ii) the number of Consideration Shares payable pursuant to the Arrangement, and (iii) the number of Vireo Shares issuable upon the valid exercise of any Replacement Options. As of the Record Date, no directors or officers of C21, or their respective associates or affiliates, beneficially owned, directly or indirectly, or exercised control or direction over, any C21 Warrants or C21 Debentures.

Ownership of C21 Shares, C21 Options, C21 RSUs and C21 DSUs

Name, Title	C21 Shares (% of C21 Shares Outstanding)(1)	C21 Options (% of C21 Options Outstanding)(2)	C21 RSUs (% of C21 RSUs Outstanding)(3)	C21 DSUs (% of C21 DSUs Outstanding)(4)	Number of Consideration Shares Issuable Pursuant to the Arrangement(5)	Number of Vireo Shares Issuable Pursuant to the Arrangement on Exercise of Replacement Options(6)
Sonny Newman President and Chief Executive Officer	12,500,000 (10.53%)	500,000 (9.3%)	-	-	288,150	11,526
Michael Kidd Chief Financial Officer, Corporate Secretary and Director	38,155(7) (0.03%)	350,000 (6.51%)	-	200,000 (15.69%)	5,489	8,068
Aron Swan Chief Operating Officer	24,449 (0.02%)	1,500,000 (27.91%)	66,667 (8.0%)	-	2,100	34,578
D. Bruce Macdonald Chairman of the Board and Director	1,440,000 (1.21%)	750,000 (13.95%)	-	675,000 (52.94%)	48,754	17,289
Todd Harrison Director	300,000 (0.25%)	250,000 (4.65%)	-	250,000 (19.61%)	12,678	5,763
Leonard (Will) Werden Director	319,166 (0.27%)	100,000 (1.86%)	-	150,000 (11.76%)	10,815	2,305
TOTAL	14,621,770 (12.32%)	3,450,000 (64.19%)	66,667 (8.0%)	1,275,000 (100%)	367,986	79,529

Notes:

(1) As of the Record Date, 118,679,094 C21 Shares were issued and outstanding (including 100 C21 Subordinate Voting Shares on an as-converted basis).

(2) As of the Record Date, 5,375,000 C21 Options were issued and outstanding.

(3) As of the Record Date, 833,339 C21 RSUs were issued and outstanding.

(4) As of the Record Date, 1,275,000 C21 DSUs were issued and outstanding.

(5) Assuming each C21 RSU and C21 DSU outstanding immediately prior to the Effective Time shall vest and accelerate in full and be settled in C21 Shares.

(6) Each outstanding C21 Option will be exchanged for a Replacement Option. Each Replacement Option will entitle its holder to acquire that number of Vireo Shares equal to the number of C21 Shares underlying the exchanged C21 Option multiplied by the Exchange Ratio.

(7) Includes 100 C21 Subordinate Voting Shares on an as-converted basis.

C21 Special Committee Fees

As compensation for the services provided as Chair of the C21 Special Committee, the C21 Board approved a quarterly cash fee of $15,000 payable to D. Bruce Macdonald commencing in respect of C21's fiscal quarter ended June 30, 2026, with quarterly payments continuing until the earlier of: (i) the closing of the Transaction; (ii) the dissolution of the C21 Special Committee; and (iii) such date as determined by the C21 Board.

Termination and Change of Control Benefits

C21 has not entered into any employment agreements or consulting agreements, as applicable, with any individuals (or any wholly-owned company of such individuals) that grant any benefits to any employees or consultants, as applicable, upon the occurrence of a "change of control" which may occur upon the completion of the Arrangement.

Insurance and Indemnification of Directors and Officers

The Parties agreed in the Arrangement Agreement that all rights to indemnification now existing in favour of the present and former directors and officers of C21 or of any of its Subsidiaries or who acts as a fiduciary under any C21 Plan (each such present or former director or officer of C21 or of any of its Subsidiaries or fiduciary being herein referred to as an "Indemnified Party" and such Persons collectively being referred to as the "Indemnified Parties") as provided in the constating documents of C21 or any of its Subsidiaries in effect as of the date of the Arrangement Agreement or any Contract by which C21 or any of its Subsidiaries is bound and which is in effect as of the date of the Arrangement Agreement (including provisions relating to the advancement of expenses incurred in the defense of any action or suit) will survive the completion of the Plan of Arrangement and continue in full force and effect and without modification for a period of not less than six (6) years from the Effective Time, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time.

Vireo will, or will cause C21 and its Subsidiaries to, maintain in effect for six (6) years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by C21 and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Vireo acknowledges and agrees that prior to the Effective Time, notwithstanding any other provision of the Arrangement Agreement, C21 may, at its option, purchase prepaid run-off directors' and officers' liability insurance on terms substantially similar to the directors' and officers' liability policies currently maintained by C21, but providing coverage for a period of six (6) years from the Effective Date with respect to claims arising from or related to facts or events which occurred on or prior to the Effective Date; provided further, that the premiums for any such policies, including any policy Vireo puts in place, shall not exceed 250% of the current premium paid by C21 and its Subsidiaries (it being understood and agreed that in the event such directors' and officers' liability insurance cannot be obtained for 250% of such last annual premium or less, in the aggregate, Vireo shall only remain obligated to provide the greatest directors' and officers' liability insurance coverage as may be obtained for such amount).

The insurance and indemnification provisions in the Arrangement Agreement are intended for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors, administrators and other legal representatives and such rights will be held by C21, and any successor to C21 (including any surviving corporation), in trust for such Persons and C21 has accepted such trust and has agreed to hold the benefit of and enforce performance of such covenants on behalf of each Indemnified Party, his or her heirs, executors, administrators and other legal representatives.

Furthermore, the insurance and indemnification provisions of the Arrangement Agreement will survive the termination of the Arrangement Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

Depositary

C21 and Vireo have retained the services of the Depositary for the receipt of the Letter of Transmittal and the certificates or DRS Advices (as applicable) representing C21 Shares and for the delivery of the Vireo Shares as Consideration for the C21 Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out of pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

TRANSACTION AGREEMENTS

The Arrangement Agreement

The Arrangement will be carried out pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by C21 on June 22, 2026, with the Canadian securities regulatory authorities and is available under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. C21 Shareholders are urged to read the Arrangement Agreement carefully in its entirety, as well as this Circular, before making any decisions regarding the Arrangement.

Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement.

On June 14, 2026, C21 and Vireo entered into the Arrangement Agreement, pursuant to which, among other things, C21 and Vireo agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Vireo will acquire all of the issued and outstanding C21 Shares. Upon completion of the Arrangement, each C21 Shareholder (other than Dissenting Shareholders) will receive, in exchange for each C21 Common Share (after conversion of all C21 Subordinate Voting Shares into C21 Common Shares in accordance with the Plan of Arrangement), 0.023052 of a Vireo Share. The terms of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of C21, Vireo, and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by C21 to Vireo and representations and warranties made by Vireo to C21. Those representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from that generally applicable to the public disclosure documents filed by C21 and Vireo, as the case may be, and are for the purpose of allocating risk between parties to an agreement. As the representations and warranties are made only to C21 and Vireo, respectively, C21 Shareholders should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by C21 in favour of Vireo relate to, among other things: (1) organization, good standing and qualification; (2) capital structure; (3) corporate authority and approval; (4) vote required; (5) governmental filings, no violations, etc.; (6) securities law matters; (7) U.S. securities laws; (8) the C21 public disclosure record; (9) financial statements; (10) internal controls and financial reporting; (11) suppliers and distributors; (12) restrictions on business activities; (13) absence of certain changes; (14) litigation and liabilities; (15) employees; (16) employee benefits; (17) labour matters; (18) compliance with Laws, Cannabis Licenses; (19) data privacy and security and artificial intelligence; (20) products and inventory; (21) C21 material contracts; (22) real and personal property; (23) leased property; (24) sufficiency of assets; (25) no hedging; (26) environmental matters; (27) taxes; (28) insurance; (29) intellectual property; (30) related party transactions; (31) brokers and finders; (32) anti-corruption; (33) books and records; (34) insolvency; (35) Fairness Opinion; (36) C21 Board approval; (37) collateral benefits; (38) Investment Canada Act; (39) Competition Act; (40) agreements with securityholders; (41) no undisclosed liabilities; and (42) no other representations and warranties.

The representations and warranties provided by Vireo in favour of C21 relate to, among other things: (1) organization, good standing and qualification; (2) capital structure; (3) corporate authority and approval; (4) no vote required; (5) issuance of Consideration Shares under the Arrangement; (6) governmental filings, no violations, etc.; (7) securities law matters; (8) U.S. securities laws; (9) Vireo public disclosure record; (10) litigation and liabilities; (11) financial statements; (12) absence of certain changes; (13) taxes; (14) compliance with Laws, Cannabis Licenses; and (15) no other representations and warranties.

Covenants

In the Arrangement Agreement, each of C21 and Vireo has agreed to certain covenants, including, on the part of C21, customary affirmative and negative covenants relating to the operation of C21's businesses, each Party and using commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement.

Covenants of C21 Relating to the Conduct of Business

C21 covenants and agrees that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, unless Vireo otherwise consents in writing(to the extent that such consent is permitted by applicable Law), or as is otherwise expressly permitted or specifically contemplated by the Arrangement Agreement or the Plan of Arrangement or as is otherwise required by applicable Law:

• the respective businesses of C21 and its Subsidiaries will be conducted, their respective facilities will be maintained, and C21 and its Subsidiaries will continue to operate their respective businesses, only in the Ordinary Course;

• C21 and its Subsidiaries will comply with the terms of all C21 Material Contracts and C21 will use commercially reasonable efforts to maintain and preserve intact its and its Subsidiaries' respective business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its and its subsidiaries' respective officers and employees as a group;

• C21 will cooperate and consult through meetings with Vireo, as the Vireo may reasonably request, to allow Vireo to review and provide input with respect to the direction of activities of C21 and its Subsidiaries;

• C21 will, and will cause each of its Subsidiaries to, maintain all Cannabis Licenses and other Permits held by C21 and its Subsidiaries in good standing;

• C21 will not, and will not permit any of its Subsidiaries to, directly or indirectly:

o alter or amend its articles, charter, by-laws or other constating documents;

o declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the C21 Shares;

o split, divide, consolidate, combine or reclassify any C21 Shares or any other securities of C21;

o issue, authorize, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, authorize, sell, grant, award, pledge, dispose of or otherwise encumber any C21 Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any C21 Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, C21 Options, C21 RSUs, C21 Warrants, C21 Debentures or any other equity-based awards), other than the issuance of C21 Common Shares issuable pursuant to the exercise or vesting, as applicable, of C21 Options, C21 DSUs, C21 RSUs or C21 Warrants, or the conversion of C21 Debentures, as applicable, outstanding on the date of the Arrangement Agreement in accordance with their terms, and the issuance by a Subsidiary of C21 of shares to C21 or a wholly-owned Subsidiary of C21;

o redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, any of its outstanding C21 Shares or other securities or securities convertible into or exchangeable or exercisable for C21 Shares or any such other securities unless otherwise required by the terms of such securities; provided, however, that C21 may repurchase C21 Common Shares pursuant to the NCIB, provided that the aggregate purchase price paid by C21 for all C21 Common Shares repurchased pursuant to the NCIB after the date of the Arrangement Agreement does not exceed $500,000;

o amend the terms of any securities of C21 or its Subsidiaries;

o adopt a plan of liquidation or resolution providing for the liquidation or dissolution of C21 or any of its Subsidiaries;

o reorganize, amalgamate or merge with any other Person;

o make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or under U.S. GAAP;

o make any material change to its general practices and policies relating to the payment of accounts payable or the collection of accounts receivable;

o reduce the stated capital of any class or series of the C21 Shares or any shares of any of its Subsidiaries;

o other than as provided for in the Debenture Indenture or Warrant Indenture, as applicable, take any action to accelerate the vesting of any C21 Options, C21 RSUs or C21 Warrants, or other securities convertible into or exchangeable or exercisable for C21 Shares, or to modify the exercise price of any C21 Options, C21 RSUs or C21 Warrants or other securities convertible into or exchangeable or exercisable for C21 Shares, or otherwise modify the C21 Incentive Plans or any award agreements issuing C21 Options, C21 RSUs or C21 Warrants or other securities convertible into or exchangeable or exercisable for C21 Shares, thereunder;

o sell, pledge, lease, license, dispose of, mortgage or encumber or otherwise transfer any assets or properties of C21 or its Subsidiaries, including, without limitation, with respect to the Real Property and including pursuant to any sale-leaseback or similar transaction;

o (i) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other Person, or (ii) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

o incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances to any other Persons, except to employees pursuant to policies to reimburse expenses in advance or pursuant to or in respect of existing credit facilities or debt instruments or the maintenance or extension thereof (or the agreements, indentures or guarantees governing or relating to such facilities or instruments, or the maintenance or extension thereof);

o pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statement of C21, or voluntarily waive, release, assign, settle or compromise any Action; or settle, release, or compromise (or agree to settle, release or compromise) any Action, claim or other action brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (except where the action, claim or other action is insured and C21's contribution does not exceed its deductible) other than settlements that result solely in monetary obligations involving payment (without the admission of wrongdoing) by C21 or any of its Subsidiaries of an amount not greater than $100,000 (net of insurance proceeds);

o settle or compromise any Action brought by any present, former or purported holder of its securities in connection with the Transaction;

o enter into any material new line of business, enterprise or other activity that is inconsistent with the existing businesses of C21 and its Subsidiaries in the manner such existing businesses generally have been carried on;

o expend or commit to expend any amounts with respect to capital expenses, where such expenditure or commitment exceeds $150,000 individually or in the aggregate, except to the extent reserved for in C21's financial statements;

o abandon or fail to diligently pursue any application for any licences, permits, authorizations or registrations;

o terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing Permit or C21 Material Contract except as required by its terms;

o enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend, extend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

o enter into any Contract containing any provision restricting or triggered by the transactions contemplated by the Arrangement Agreement;

o enter into any Contract with any "related party" (as such term is defined in MI 61-101);

o create any Subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations of C21 or its Subsidiaries, or the appointment of governing bodies, or enter into any joint venture or similar agreement, arrangement or relationship;

o other than in connection with a Transaction Expense or expenses incurred in the Ordinary Course, incur any expenses where such expenditure exceeds $200,000 individually or $400,000 in the aggregate;

o waive, release or limit any restrictive covenant of any current or former employee or independent contractor of C21 or any of its Subsidiaries;

o release any C21 Shareholders from any share transfer restrictions, lock-up or similar trading, transfer or restrictions on encumbrances in respect of the C21 Shares;

o make any payments in respect of any indebtedness of C21 or any of its Subsidiaries (including any premiums or penalties thereon or fees in respect thereof) in advance of when such amounts are due; or

o authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

• without the consent of Vireo, neither C21 nor any of its Subsidiaries will, except in the Ordinary Course, consistent with historical practice, or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date of the Arrangement Agreement, or except as is necessary to comply with applicable Laws:

o enter into or materially modify any employment, severance, separation, change-in-control, retention, collective bargaining or similar agreements or arrangements with, or take any action with respect to or grant any salary increases, bonuses, benefits, retention, severance or termination pay to, any C21 Employees or any consultants or independent contractors of C21 or any of its Subsidiaries;

o terminate the employment of any C21 Employees that are senior managers or officers of C21, other than for cause;

o adopt or amend or make any contribution to or any award under any C21 Plan or other bonus, profit sharing, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of C21 or any of its Subsidiaries;

o except as disclosed in the C21 Disclosure Letter, take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any C21 Plan;

o other than in connection with the issuance of Consideration Shares or Replacement Options pursuant to the Transaction, or the treatment of C21 DSUs or C21 RSUs pursuant to the Arrangement Agreement, communicate with the employees of C21 or any of its Subsidiaries regarding the compensation, benefits or other treatment they will receive following the Effective Time;

o establish, adopt, enter into, amend or terminate any collective bargaining agreement and/or any agreement with any labour union, workers council, or other labour association or organization; or

o take any action requiring notice to employees, or triggering any other obligations, under any applicable WARN Act prior to the Effective Time;

• C21 will not grant to any officer or director of C21 any equity based awards pursuant to any C21 Plan or otherwise;

• C21 will not, and will not permit any of its Subsidiaries to, make any loan to any officer, director, employee or consultant of C21 or any of its Subsidiaries, except for the advance of expenses consistent with past practice;

• C21 will, and will cause each of its Subsidiaries to, maintain all Permits held by C21 and its Subsidiaries in good standing, and shall take all actions necessary to ensure that Vireo receives the benefit therefrom after closing of the Transaction;

• C21 will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by C21 or any of its Subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided, however, that, except as contemplated by the Arrangement Agreement, none of C21 or any of its Subsidiaries will obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months;

• C21 will immediately notify Vireo orally and then promptly notify Vireo in writing of: (i) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on C21, (ii) any breach of the Arrangement Agreement by C21, or (iii) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 6.2 of the Arrangement Agreement would not be satisfied;

• C21 will promptly provide written notice to Vireo of the resignation of any of its senior management employees;

• C21 will, and will cause each of its Subsidiaries to:

o duly and timely file all Tax Returns required to be filed by it on or after the date of the Arrangement Agreement and all such Tax Returns will be true, complete and correct in all material respects;

o timely withhold, collect, remit and pay all material Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable, unless such Taxes are disputed in good faith and C21 has taken adequate reserves therefor in accordance with U.S. GAAP;

o not change in any respect any of its methods of reporting income or deductions or accounting for income Tax purposes from those employed in the preparation of their most recently filed Tax Returns and financial statements except as may be required by applicable Laws or otherwise in the Ordinary Course;

o not make, change, revoke or rescind any election relating to Taxes or make any material amendment with respect to any Tax Return except in the Ordinary Course, or as may be required by applicable Laws;

o not surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

o not consent to any extension or waiver of the limitation period applicable to any material Tax claim, assessment or reassessment (other than as a result of an extension to file any Tax Return);

o not settle, compromise or agree to the entry of judgment with respect to any Action relating to any material Taxes;

o not enter into any tax sharing, tax allocation or tax indemnification agreement; and

o use reasonable best efforts to cause the Arrangement to constitute a reorganization under Section 368(a) of the U.S. Tax Code and not take any action or fail to take any action required hereby that could reasonably be expected to prevent or impede the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code;

• C21 will not, and will not permit any of its Subsidiaries to, enter into or renew any Contract that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement, or take any other action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

• C21 will not, and will not permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

• C21 will pay or cause to be satisfied all Transaction Expenses of C21 and its Subsidiaries on or prior to the Effective Date;

• C21 will not, and will not cause or permit any of its Subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by C21 in the Arrangement Agreement untrue or inaccurate in any material respect at any time prior to the Effective Date if then made;

• C21 shall deliver to Vireo (i) all interim and annual financial statements required under Securities Laws for any periods following the date of the C21 Financial Statements (the "Subsequent Financial Statements"), and (ii) all Tax Returns required to be filed by C21 and any of its Subsidiaries between the date of the Arrangement Agreement and the Effective Time (the "Subsequent Tax Returns"). The Subsequent Financial Statements and the Subsequent Tax Returns shall be delivered to Vireo promptly after such Subsequent Financial Statements and Subsequent Tax Returns are first filed with the applicable Governmental Entity. The Subsequent Financial Statements and the Subsequent Tax Returns shall be prepared in a manner, and shall contain such information, such that the representations and warranties of C21 related thereto set forth in Section 3.1(12) and Section 3.1(30) of the Arrangement Agreement will be true and correct as of the Effective Time (with the applicable substituting references to the Subsequent Financial Statements and Subsequent Tax Returns); and

• upon written request by Vireo at least ten (10) Business Days prior to the Effective Time, C21 will (subject to the terms of the applicable C21 Plan) terminate, effective immediately prior to the Effective Time, all or any C21 Plan covering employees of C21 or any of its Subsidiaries identified by Vireo in its written request, including, without limitation any 401(k) plan sponsored by C21 or any of its Subsidiaries. Upon such termination, C21 shall provide Vireo with evidence reasonably acceptable to Vireo that each such C21 Plan identified by Vireo has been terminated (effective prior to the Effective Time) pursuant to resolutions of the C21 Board.

The Parties acknowledge and agree that (i) nothing contained above shall give Vireo the right to control, directly or indirectly, the operations or the business of C21 or any of its Subsidiaries at any time prior to the Effective Time, (ii) prior to the Effective Time, C21 shall exercise, consistent with the terms and conditions of the Arrangement Agreement, complete control and supervision over its and its Subsidiaries business and operations, and (iii) notwithstanding anything to the contrary set forth in the Arrangement Agreement, no consent of Vireo will be required with respect to any matter set forth in the Arrangement Agreement to the extent the requirement of such consent would violate any applicable Law.

Covenants of C21 Relating to the Arrangement

Subject to the provisions of the Arrangement Agreement, C21 will perform, and will cause its Subsidiaries to perform, all obligations required to be performed by each of them under the Arrangement Agreement, cooperate with Vireo in connection therewith, and to do all such other commercially reasonable acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated thereby and, without limiting the generality of the foregoing, C21 will and, where appropriate, will cause its Subsidiaries to:

• promptly advise Vireo in writing of any event, change or development that has resulted in, or that to C21's knowledge would have, a Material Adverse Effect on C21;

• promptly advise Vireo in writing of any Action commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting C21, its Subsidiaries or its or their respective assets;

• use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act;

• use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities required to be effected by it in connection with the Arrangement required to be completed prior to the Effective Time;

• use reasonable best efforts to obtain all other third Person consents, waivers, Permits, exemptions, orders, approvals, agreements, amendments and modifications to Contracts that are necessary to permit or otherwise required (i) in connection with the consummation of the Transaction, or (ii) to maintain the Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Vireo and provided that C21 may not make any payment to obtain any third party consent (including any consent under any C21 Material Contract) without the consent of Vireo, acting reasonably;

• promptly notify Vireo of: (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Arrangement; (ii) any material communication from any Governmental Entity in connection with the Arrangement; and (iii) any Action or litigation threatened or commenced against or otherwise affecting C21 or any of its Subsidiaries that is related to the Arrangement; provided that, in each such case, C21 shall be required to consult with and adopt the reasonable comments and direction of Vireo before responding to any such communications or Actions, as applicable; and

• using its commercially reasonable efforts to, on prior written approval of Vireo, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement.

Covenants of Vireo Regarding the Arrangement

Subject to the provisions of the Arrangement Agreement, Vireo will perform, and will cause its Subsidiaries to perform, all obligations required to be performed by each of them under the Arrangement Agreement, cooperate with C21 in connection therewith and do all such other commercially reasonable acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, Vireo will and, where appropriate, will cause its Subsidiaries to:

• promptly advise C21 in writing of any event, change or development that has resulted in, or that to Vireo's knowledge would have, a Material Adverse Effect in respect of Vireo;

• obtain any necessary approvals for the listing of the Consideration Shares and Vireo Shares to be issued upon exercise of the Replacement Options following the Effective Date on the CSE or, if applicable, any other stock exchange or market on which the Vireo Shares are to be listed or quoted at or following the Effective Time;

• at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Consideration Shares, and Vireo Shares to be issued upon exercise of the Replacement Options, to meet its obligations under the Plan of Arrangement; and

• oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement.

C21 Covenant Regarding C21 Debentures

C21 covenants and agrees that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, C21 shall not, and shall cause its Subsidiaries not to, without the prior written consent of Vireo (in its sole discretion), directly or indirectly:

• amend, modify, supplement, restate, waive or otherwise vary any term or condition of (i) the Debenture Indenture, (ii) any C21 Debenture issued pursuant thereto, or (iii) any ancillary agreement, certificate, instrument or document entered into in connection with the Debenture Indenture;

• take any action, or fail to take any action, that would, or would reasonably be expected to, result in the acceleration, mandatory prepayment, redemption, repurchase, defeasance, cancellation or early maturity of any C21 Debenture, including triggering any "change of control," "event of default," "put right" or similar provision under the Debenture Indenture;

• make or agree to make any payment (whether of principal, interest, premium, penalty or otherwise) in respect of any C21 Debenture other than regularly scheduled payments of interest payable in accordance with the terms of the Debenture Indenture as in effect on the date of the Arrangement Agreement;

• issue any additional convertible debentures or other debt securities convertible into or exchangeable for C21 Shares or any other equity securities of C21 or its Subsidiaries under or pursuant to the Debenture Indenture or otherwise;

• consent to or approve any conversion of any C21 Debenture into C21 Shares other than a conversion validly elected by a holder thereof in accordance with the terms of the Debenture Indenture as in effect on the date of the Arrangement Agreement, and with respect to any such conversion, C21 shall promptly (and in any event within five (5) Business Days) notify Vireo in writing of such conversion, including the identity of the converting holder, the principal amount of C21 Debentures converted and the number of C21 Shares issued upon such conversion;

• enter into any agreement, arrangement or understanding with Alliance Trust Company or any holder of C21 Debentures, or grant any consent, waiver or forbearance under or in connection with the Debenture Indenture, in each case that could reasonably be expected to adversely affect Vireo's rights or obligations under the Arrangement Agreement or the Plan of Arrangement; or

• take any other action, or fail to take any action, that is inconsistent with the provisions of the Debenture Indenture or that could reasonably be expected to adversely affect the rights of Vireo or the treatment of the C21 Debentures contemplated by the Plan of Arrangement.

C21 shall use reasonable best efforts to comply in all material respects with the terms and conditions of the Debenture Indenture and shall promptly notify Vireo in writing of: (i) any breach or default (or event that, with notice or lapse of time, would constitute a breach or default) under the Debenture Indenture; (ii) any notice received by C21 from Alliance Trust Company or any holder of C21 Debentures in connection with the Debenture Indenture; and (iii) any conversion of C21 Debentures into C21 Shares.

C21 Covenant Regarding C21 Warrants

C21 covenants and agrees that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, C21 shall not, and shall cause its Subsidiaries not to, without the prior written consent of Vireo (in its sole discretion), directly or indirectly:

• amend, modify, supplement, restate, waive or otherwise vary any term or condition of (i) the Warrant Indenture, (ii) any C21 Warrant issued pursuant thereto, or (iii) any ancillary agreement, certificate, instrument or document entered into in connection with the Warrant Indenture;

• take any action, or fail to take any action, that would, or would reasonably be expected to, result in the acceleration, cancellation or early expiration of any C21 Warrant, including triggering any adjustment or similar provision under the Warrant Indenture;

• enter into any agreement, arrangement or understanding with the trustee under the Warrant Indenture or any holder of C21 Warrants, or grant any consent, waiver or forbearance under or in connection with the Warrant Indenture, in each case that could reasonably be expected to adversely affect Vireo's rights or obligations under the Arrangement Agreement or the Plan of Arrangement; or

• take any other action, or fail to take any action, that is inconsistent with the provisions of the Warrant Indenture or that could reasonably be expected to adversely affect the rights of Vireo or the treatment of the C21 Warrants contemplated by the Plan of Arrangement.

C21 shall use reasonable best efforts to comply in all material respects with the terms and conditions of the Warrant Indenture and shall promptly notify Vireo in writing of: (i) any breach or default (or event that, with notice or lapse of time, would constitute a breach or default) under the Warrant Indenture; and (ii) any notice received by C21 from Alliance Trust Company under the Warrant Indenture or any holder of C21 Warrants in connection with the Warrant Indenture.

Vireo Covenants Regarding Convertible Securities

If a Registration Statement on Form S-8 covering the Vireo Shares issuable on exercise of Replacement Options is not effective in advance of the Effective Date, Vireo shall, as promptly as practicable following the Effective Date, cause there to be a registration statement on Form S-8 to be filed with the SEC which registers the issuance of the Vireo Shares upon exercise of the Replacement Options.

Covenants Related to Regulatory Approvals

The Parties will cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on their part under the Arrangement Agreement and Law to consummate and make effective the Transaction as soon as practicable, including, concurrently with the execution of the Arrangement Agreement or as soon as reasonably practicable thereafter, making such applications and submissions as may be required in order to obtain and maintain the Required Regulatory Approvals and such other Regulatory Approvals reasonably deemed by Vireo to be necessary, acting reasonably, or otherwise advisable in connection with the Arrangement and the Arrangement Agreement.

The Parties will: (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals (including the Required Regulatory Approvals) and will promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or the Arrangement Agreement; and (ii) respond, as soon as reasonably practicable, to any requests for information from a Governmental Entity in connection with obtaining the Required Regulatory Approvals.

Each Party will promptly notify the other Party if it becomes aware that any: (i) application, filing, document or other submission for the Required Regulatory Approvals contains a misrepresentation; or (ii) any Required Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties will cooperate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

The Parties will request that the Required Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis where possible and, to the extent that a public hearing is held, the Parties will request the earliest possible hearing date for the consideration of the Required Regulatory Approvals.

If any objections are asserted with respect to the Transaction contemplated by the Arrangement Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the Transaction contemplated by the Arrangement Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Required Regulatory Approvals, the Parties will use their commercially reasonable efforts consistent with the terms of the Arrangement Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

Notwithstanding the foregoing, the Parties will use reasonable best efforts to obtain and maintain the Required Regulatory Approvals and will make or agree to any undertaking, agreement, or action required to obtain and maintain such Required Regulatory Approvals; provided however, that C21 will not make or agree to any undertaking, agreement or action without the consent of Vireo (in its sole discretion).

C21 will be responsible for and will pay or cause to be paid by the applicable Subsidiary any and all filing fees and applicable Taxes payable to a Governmental Entity by any of C21 or its Subsidiaries in connection with any application, notification or filing in respect of any of the Regulatory Approvals to be obtained by C21 or one of its Subsidiaries.

Notwithstanding anything to the contrary in the Arrangement Agreement, Vireo shall not be required to, and shall not be obligated to, divest or agree to the divestiture of any of its assets or the assets of any of its Affiliates or Subsidiaries (including, following the Effective Time, the assets of C21 or any of its Subsidiaries) in order to obtain any Regulatory Approval or Required Regulatory Approval.

Employment Matters

Pursuant to the terms of the Arrangement Agreement, Vireo shall, or shall cause one of its Affiliates to, offer employment to each C21 Employee identified by Vireo in writing prior to the Effective Time as an employee it intends to hire in connection with the Arrangement (each, a "Continuing Employee"). Each such offer shall recognize the Continuing Employee's prior service with C21 and its Subsidiaries for purposes of tenure and shall provide compensation and benefits that are comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time; provided that equity or equity-based compensation, transaction, retention, change in control, severance or similar special or one- time arrangements shall not be taken into account for this purpose unless otherwise expressly agreed by Vireo in writing. Nothing in Section 4.4(2) of the Arrangement Agreement shall, from and after the Effective Time, (a) require Vireo, C21 or any of their Affiliates to maintain any C21 Plan or issue or grant any equity or equity-based awards, (b) limit the right to amend or terminate any C21 Plan in accordance with its terms, the Arrangement Agreement or the Plan of Arrangement, (c) confer any right to continued employment or to the receipt of any particular benefit, or (d) limit the right of Vireo, C21 or any of their Affiliates to terminate any Continuing Employee's employment.

C21 Non-Solicitation Covenants

C21 will, and will cause its Subsidiaries and its Representatives to: (i) immediately cease and cause to be terminated solicitation, encouragement, discussions, negotiations or other activities that may be ongoing with respect to any inquiry, proposal or offer that would reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection therewith, C21 will immediately discontinue access to and disclosure of any of its confidential information, including access to documents and information regarding C21 and/or its Subsidiaries, including through a data room; (ii) as soon as possible, and in any event within two Business Days after the date of the Arrangement Agreement, request, and exercise all rights it has to require, the return or destruction of all confidential information regarding C21 or its Subsidiaries previously provided in connection therewith to any person other than Vireo and its Representatives to the extent such information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled; and (iii) enforce and not waive, release any Persons from, or terminate, modify, amend or waive the terms of any confidentiality agreement or any standstill agreement (or similar covenants contained in any other agreement) to which it (or any of its Subsidiaries) is a party relating to an actual or potential Acquisition Proposal and to promptly and diligently enforce all standstill, non-disclosure and similar covenants that it has entered into prior to the date of the Arrangement Agreement or enters into after the date of the Arrangement Agreement. Except as expressly permitted by Article 5 of the Arrangement Agreement, until the Effective Time or, if earlier, the termination of the Arrangement Agreement in accordance with the terms thereof, C21 will not, and C21 will cause its Representatives, its Subsidiaries and its Subsidiaries' respective Representatives not to, directly or indirectly:

• solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of C21 or any Subsidiary or any site visit) or take any other action that facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

• engage or participate in any discussions or negotiations with any Person (other than Vireo or its Subsidiaries) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; provided however, that C21 may, for a period of seven (7) Business Days following receipt of such Acquisition Proposal, (i) advise any Person of the restrictions of the Arrangement Agreement, (ii) provide a written response (with a copy to Vireo) to the Person for the purposes of seeking clarification of the terms of such Acquisition Proposal, (iii) ascertain facts from the Person making such Acquisition Proposal for the sole purpose of the C21 Board informing itself about such Acquisition Proposal and the Person that made it, and (iv) advise any Person making an Acquisition Proposal that the C21 Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under the Arrangement Agreement is communicated to such Person;

• (i) fail to publicly make, withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, the C21 Board Recommendation or the recommendation of the C21 Special Committee; (ii) make, or permit any Representative of C21 or any of its Subsidiaries to make, any public statement in connection with the Meeting by or on behalf of the C21 Board or the C21 Special Committee that would reasonably be expected to have the same effect; (iii) publicly take no position or a neutral position with respect to an Acquisition Proposal for a period exceeding five (5) Business Days after such Acquisition Proposal has been publicly announced (it being understood that doing so shall be deemed to constitute a withdrawal, modification, qualification or change of the C21 Board Recommendation or recommendation of the C21 Special Committee); (iv) fail to publicly reaffirm the C21 Board Recommendation and the recommendation of the C21 Special Committee (without qualification) that C21 Shareholders vote in favour of the Arrangement Resolution within the earlier of: (A) five (5) Business Days following receipt of a written request from Vireo to do so; and (B) the date of the Meeting, following a written request from Vireo to do so; (v) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; or (vi) accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with the Arrangement Agreement relating to an Acquisition Proposal) (the actions in this clause, an "Adverse Recommendation Change");

• accept, approve, endorse, recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly disclosed or publicly announced Acquisition Proposal (it being understood that taking no position with respect to a publicly disclosed or publicly announced Acquisition Proposal for a period of no more than five

(5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of Section 5.1 of the Arrangement Agreement provided the C21 Board has rejected such Acquisition Proposal and affirmed the C21 Board Recommendation before the end of such five (5) Business Day period); or

• accept, approve, endorse, recommend or enter into or publicly propose to accept approve, endorse, recommend or enter into, any agreement, any letter of intent, understanding, agreement or arrangement (other than a confidentiality agreement entered into in compliance with the Arrangement Agreement relating to an Acquisition Proposal) (an "Alternative Transaction Agreement").

Notwithstanding the above, if at any time prior to obtaining the approval of the Arrangement Resolution, C21 receives from a Person a bona fide written Acquisition Proposal that was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of Section 5.1 of the Arrangement Agreement, C21 and its Representatives may, in response to such Acquisition Proposal: (i) furnish or provide access to information with respect to C21 and its Subsidiaries in response to a request therefor by such Person pursuant to a confidentiality agreement entered into in compliance with the Arrangement Agreement as set forth below, provided that (x) C21 provides a copy of such confidentiality agreement to Vireo promptly upon its execution, and (y) C21 contemporaneously provides to Vireo any non-public information concerning C21 that is provided to such Person which was not previously provided to Vireo or its Representatives; and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, if and only if:

• C21 notifies Vireo of such Acquisition Proposal in accordance with the applicable terms of the Arrangement Agreement;

• prior to the taking of any such action, the C21 Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms, constitute or could reasonably be expected to constitute, a Superior Proposal;

• prior to providing any such information, C21 enters into a confidentiality agreement with such Person that will include a customary standstill provision, and that is otherwise on terms and conditions no less onerous or more beneficial to such Person than those set forth in the Confidentiality Agreement, provided that such agreement need not prohibit the making or amendment of any Acquisition Proposal and may not include provisions granting such Person an exclusive right to negotiate with C21; and

• such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction with C21 or its Subsidiaries.

At any time prior to obtaining the approval of the Arrangement Resolution, the C21 Board may, in response to a bona fide written Acquisition Proposal that was not directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of Article 5 of the Arrangement Agreement, effect an Adverse Recommendation Change or enter into an Alternative Transaction Agreement, if and only if:

• C21 has complied in all material respects with its obligations under Article 5 of the Arrangement Agreement;

• the C21 Board determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal is a Superior Proposal;

• C21 provides Vireo with written notice of its intention to take such action (a "Superior Proposal Notice"), which notice will include all the information with respect to such Acquisition Proposal as set forth below, together with a summary of the material terms of any proposed Alternative Transaction Agreement or other agreement relating to such Superior Proposal, including a notice as to the value in financial terms that the C21 Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

• during the Matching Period, Vireo has had the opportunity (but not the obligation) as further described below, to offer to C21 to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

• if Vireo has proposed to amend the Arrangement Agreement and the Arrangement as set forth below, at the end of the Matching Period, the C21 Board determines in good faith, after consultation with its financial advisors and its outside legal counsel (and taking into account any amendment or modification to the terms of the Arrangement Agreement or the Arrangement that Vireo has agreed in writing to make), that such Acquisition Proposal constitutes a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under Law; and

• prior to or concurrently with taking any such action, C21 terminates the Arrangement Agreement pursuant to the termination provisions of the Arrangement Agreement and pays the Termination Fee.

During the Matching Period or such longer period as C21 may approve in writing for such purpose, in its sole discretion, Vireo will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement as described herein. The C21 Board will, in good faith, review any such offer by Vireo to amend the terms of the Arrangement and the Arrangement Agreement in order to determine, after consultation with its outside legal counsel and financial advisors, whether Vireo's offer to amend the Arrangement and the Arrangement Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal. C21 shall, and shall cause its Representatives to, negotiate in good faith with Vireo to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Vireo to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. C21 agrees that, subject to C21's disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including, without limitation, the person having made the Superior Proposal), other than C21's Representatives, without Vireo's prior written consent. If the C21 Board so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by Vireo, Vireo will amend the terms of the Arrangement Agreement and the Arrangement to reflect such offer made by Vireo, and the Parties will take and cause to be taken all such actions and execute such documents as are necessary to give effect to the foregoing.

Any material amendment or modification to any such Acquisition Proposal will require a new Superior Proposal Notice and Vireo will be afforded a new five (5) Business Day Matching Period from the later of the date on which Vireo received the new Superior Proposal Notice from C21 and the date on which Vireo received a copy of the proposed definitive agreement for the new Superior Proposal from C21.

The C21 Board will promptly reaffirm its C21 Board Recommendation by press release after: (i) any Acquisition Proposal is publicly announced or made and the C21 Board determines it is not a Superior Proposal; or (ii) the C21 Board makes the determination that a proposed amendment to the terms of the Arrangement Agreement and the Arrangement as contemplated herein would result in an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of the Arrangement Agreement and the Arrangement. Vireo will be given a reasonable opportunity to review and comment on the form and content of any such press release and C21 shall accept all reasonable comments of Vireo.

If C21 provides a Superior Proposal Notice to Vireo after a date that is less than seven (7) Business Days before the Meeting, C21 may, and upon request of Vireo, C21 shall postpone or adjourn the Meeting to a date acceptable to both Parties (acting reasonably) that is not more than ten (10) Business Days after the scheduled date of the Meeting, provided, however, that the Meeting shall not be adjourned or postponed to a date later than the fifth (5th) Business Day prior to the Outside Date.

In addition to the obligations of C21 as described above, if C21 or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or any request for non-public information relating to C21 or any Subsidiary (other than requests for information in the Ordinary Course consistent with past practice and unrelated to an Acquisition Proposal) or for discussions or negotiations regarding any Acquisition Proposal, C21 will promptly (and in any event within 24 hours) notify Vireo at first orally and then in writing of such Acquisition Proposal, inquiry, proposal, offer or request, including a copy of any written Acquisition Proposal or written amendment thereto, a description of the material terms and conditions of such inquiry or request or amendment and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide to Vireo such other information concerning such Acquisition Proposal, inquiry or request or amendment as Vireo may reasonably request, including all material or substantive correspondence relating to such Acquisition Proposal. C21 will keep Vireo fully informed (orally and in writing) on a current basis (and in any event at Vireo's request and otherwise no later than 24 hours after the occurrence of any modifications, developments, discussions and negotiations) of the status of any such Acquisition Proposal, inquiry, proposal, offer or request (including the terms and conditions thereof and any modification thereto), and any developments, discussions and negotiations with respect thereto, including furnishing copies of all correspondence and reasonably detailed written summaries of any material inquiries or discussions.

Nothing contained in the Arrangement Agreement will prevent the C21 Board from: (i) complying with Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal; or (ii) making any disclosure to the securityholders of C21, if the C21 Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make such disclosure would be inconsistent with the fiduciary duties of the C21 Board or such other disclosure that is otherwise required under applicable Law.

C21 shall ensure that its subsidiaries and their respective Representatives are aware of the provisions of Article 5 of the Arrangement Agreement, and C21 shall be responsible for any breach of Article 5 of the Arrangement Agreement by any of its subsidiaries or their respective Representatives.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied or waived by the Parties on or prior to the Effective Time:

• Arrangement Resolution. The Arrangement Resolution will have been approved and adopted by the C21 Shareholders entitled to vote thereon at the Meeting in accordance with the Interim Order.

• Illegality. No court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Arrangement (collectively, an "Order").

• Canadian Securities Laws. The distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus requirements of applicable Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws and shall not be subject to resale restrictions in Canada under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 - Resale of Securities).

• U.S. Securities Law Matters. The Consideration Shares and Replacement Options to be issued and exchanged pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws of the United States; provided, however that C21 shall not be entitled to the benefit of this condition, and shall be deemed to have waived such condition, in the event that C21 fails to: (a) advise the Court prior to the hearing in respect of the Interim Order that the Parties intend to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement; or (b) comply with the requirements set forth in Section 2.13 of the Arrangement Agreement.

Additional Conditions Precedent to the Obligations of Vireo

Vireo is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by Vireo on or prior to the Effective Time:

• Representations and Warranties. The representations and warranties of the C21 set forth in: Section 3.1(4) (Organization, Good Standing and Qualification), Section 3.1(5) (Capital Structure), Section 3.1(6) (Corporate Authority; Approval), Section 3.1(7) (Vote Required), Section 3.1(8) (Governmental Filings; No Violations; Etc.), Section 3.1(16) (Absence of Certain Changes), Section 3.1(34) (Brokers and Finders) and Section 3.1(39) (Board Approval) of the Arrangement Agreement will be true and correct as of the date of the Arrangement Agreement and as of the Effective Time, in all respects (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), and all other representations and warranties of C21 set forth in the Arrangement Agreement will be true and correct as of the date of the Arrangement Agreement and as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such time would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of C21 (disregarding any materiality or Material Adverse Effect qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of C21), in each case as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), and C21 shall have delivered a certificate confirming same to Vireo, executed by two officers or directors of C21 (in each case without personal liability), dated the Effective Date.

• Performance of Covenants. C21 will have fulfilled or complied in all material respects with all of the covenants of C21 contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and C21 shall have delivered a certificate confirming same to Vireo, executed by two officers or directors of C21 (in each case without personal liability), dated the Effective Date.

• Dissent Rights. Dissent Rights shall not have been exercised with respect to C21 Shares representing in aggregate more than 5% of votes attached to the issued and outstanding C21 Shares.

• No Legal Action. There shall not be pending or threatened in writing any proceeding by any Governmental Entity or any other person that is reasonably likely to result in any: (a) prohibition or restriction on the acquisition by Vireo of any C21 Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement; (b) prohibition or material limit on the ownership by Vireo of C21 or any of its subsidiaries or any material portion of their respective businesses, including to compel Vireo or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Vireo and its subsidiaries, C21 or any of its Subsidiaries as a result of the Arrangement (or to restrain, enjoin or prohibit any License Transfer); or (c) imposition of limitations on the ability of Vireo to acquire or hold, or exercise full rights of ownership of, any C21 Shares, including the right to vote such C21 Shares.

• Resignations. Vireo shall have received resignations and releases from each director of C21 and its Subsidiaries as of the Effective Date.

• Material Adverse Effect. Since the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect in respect of C21 and C21 shall have delivered a certificate confirming same to Vireo, executed by two officers or directors of C21 (in each case without personal liability), dated the Effective Date.

• Required Regulatory Approvals. Each of the Required Regulatory Approvals will have been obtained or received on terms that are reasonably satisfactory to Vireo, acting reasonably, and each such Required Regulatory Approval shall be in force.

• Transaction Expenses. The aggregate amount of all C21 Transaction Expenses incurred or payable by C21 or any of its Subsidiaries shall not exceed $2,000,000.

Additional Conditions Precedent to the Obligations of C21

C21 is not required to complete the Arrangement unless each of the following conditions is satisfied or waived by C21 on or prior to the Effective Time:

• Representations and Warranties. (a) The representations and warranties of Vireo set forth in: Section 3.2(3) (Organization, Good Standing and Qualification), Section 3.2(4) (Capital Structure), Section 3.2(5) (Corporate Authority; Approval) and Section 3.2(7) (Issuance of Consideration Shares under the Arrangement) of the Arrangement Agreement will be true and correct as of the date of the Arrangement Agreement and as of the Effective Time, in all respects (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), and (b) all other representations and warranties of Vireo set forth in the Arrangement Agreement will be true and correct as of the date of the Arrangement Agreement and as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be true and correct at such time would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Vireo (disregarding any materiality or Material Adverse Effect qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of Vireo), in each case as though made on and as of such date and time (except to the extent that any of such representations and warranties expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), and Vireo shall have delivered a certificate confirming same to C21, executed by two officers or directors of Vireo (in each case without personal liability), dated the Effective Date.

• Performance of Covenants. Vireo will have complied with Section 2.9 of the Arrangement Agreement and will have fulfilled or complied with all other covenants in all material respects contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and Vireo shall have delivered a certificate confirming same to C21, executed by two officers or directors of Vireo (in each case without personal liability), dated the Effective Date.

• Material Adverse Effect. Since the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect of Vireo and Vireo shall have delivered a certificate confirming same to C21, executed by two officers or directors of Vireo (in each case without personal liability), dated the Effective Date.

Termination of the Arrangement Agreement

The Arrangement Agreement will be effective from the date thereof until the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a) the mutual written agreement of the Parties;

(b) either C21 or Vireo, if:

• the Arrangement Resolution is not approved by the C21 Shareholders entitled to vote thereon at the Meeting in accordance with the Interim Order; provided however, that a Party may not terminate the Arrangement Agreement pursuant to this right if the failure of such approval to be obtained was primarily caused by, or is a result of, a breach by such Party of any of its representation or warranties or the failure of such Party to perform any of its obligations under the Arrangement Agreement;

• after the date of the Arrangement Agreement, any court or other Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable Order; provided however, that a Party may not terminate the Arrangement Agreement pursuant to this right if such Order was primarily caused by, or is a result of, a breach by such Party of any of its obligations under the Arrangement Agreement; or

• the Effective Time does not occur on or prior to the Outside Date; provided however, that a Party may not terminate the Arrangement Agreement pursuant to this right if the failure of the Effective Time to so occur was primarily caused by, or is a result of, a breach by such Party of any of its representation or warranties or the failure of such Party to perform any of its obligations under the Arrangement Agreement;

(c) C21 if:

• Vireo will have breached any representation or warranty or failed to perform any covenant or other agreement in the Arrangement Agreement, which breach or failure to perform: (A) is incapable of being cured by Vireo prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; and (B) would cause any condition in Section 6.3(1) Representations and Warranties or Section 6.3(2) Performance of Covenants of the Arrangement Agreement not to be satisfied; provided however, that C21 is not then in breach of the Arrangement Agreement or has not failed to perform any covenant or other agreement in the Arrangement Agreement so as to cause any condition in Section 6.2(1) Representations and Warranties or Section 6.2(2) Performance of Covenants of the Arrangement Agreement not to be satisfied;

• prior to the approval of the Arrangement Resolution, in order to enter into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with the terms of the Arrangement Agreement; provided however, that C21 has complied with its non- solicitation obligations under Article 5 of the Arrangement Agreement and C21 pays the Termination Fee in accordance with the Arrangement Agreement; or

• since the date of the Arrangement Agreement, there has occurred a Material Adverse Effect with respect to Vireo which is incapable of being cured on or prior to the Outside Date;

(d) Vireo if:

• C21 will have breached any representation or warranty or failed to perform any covenant or agreement in the Arrangement Agreement, which breach or failure to perform: (A) is incapable of being cured by C21 prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; and (B) would cause any condition in Section 6.2(1) Representations and Warranties or Section 6.2(2) Performance of Covenants of the Arrangement Agreement not to be satisfied; provided however, that Vireo is not then in breach of the Arrangement Agreement or has not failed to perform any covenant or other agreement in the Arrangement Agreement so as to cause any condition in Section 6.3(1) Representations and Warranties or Section 6.3(2) Performance of Covenants of the Arrangement Agreement to be satisfied;

• prior to the approval of the Arrangement Resolution at the Meeting, the C21 Board has effected an Adverse Recommendation Change;

• C21 has breached its non-solicitation covenants in Article 5 of the Arrangement Agreement in any material respect;

• since the date of the Arrangement Agreement, there has occurred a Material Adverse Effect with respect to C21 which is incapable of being cured on or prior to the Outside Date; or

• an event occurs as a result of which the condition set forth in Section 6.2(3) Dissent Rights of the Arrangement Agreement is not capable of being satisfied by the Outside Date.

Termination Fees

Despite any other provision of the Arrangement Agreement relating to the payment of fees and expenses, if a Termination Fee Event occurs, C21 will pay Vireo the Termination Fee in accordance with the Arrangement Agreement as further described below.

For the avoidance of doubt, C21 shall not be required to pay the Termination Fee more than once.

For the purposes of the Arrangement Agreement:

"Termination Fee" means $3,000,000, and "Termination Fee Event" means:

(a) the termination of the Arrangement Agreement by Vireo pursuant to an Adverse Recommendation Change or a material breach of C21's non-solicitation covenants in Article 5 of the Arrangement Agreement;

(b) the termination of the Arrangement Agreement by C21 pursuant to a Superior Proposal;

(c) the termination of the Arrangement Agreement (A) by C21 or Vireo for failure to obtain the Required C21 Approval for the Arrangement or as a result of the Arrangement not being completed by the Outside Date, or (B) by Vireo as a result of C21's breach of its representations, warranties or covenants, if:

(i) prior to the date of termination, an Acquisition Proposal has been publicly announced or otherwise communicated to C21 or the C21 Shareholders after the date of the Arrangement Agreement and prior to the Meeting; and

(ii) within 12 months following the date of such termination, (A) a transaction in respect of any Acquisition Proposal is consummated or effected; or (B) C21 or any of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal and such Acquisition Proposal is later consummated or effected (whether or not within such period), provided, however, that for the purposes hereof, all references to "20%" in the definition of Acquisition Proposal shall be deemed to be references to "50%"; or

(d) the termination of the Arrangement Agreement by C21 or Vireo for failure to obtain the Required C21 Approval for the Arrangement, if at the time of such termination, Vireo was entitled to terminate the Arrangement Agreement pursuant to an Adverse Recommendation Change or a breach by C21 of the non-solicitation covenants in Article 5 of the Arrangement Agreement in any material respect.

If a Termination Fee Event occurs, the Termination Fee will be paid prior to or concurrently with such Termination Fee Event.

Any Termination Fee will be paid by C21 to Vireo, by wire transfer in immediately available funds to an account designated by Vireo.

Expenses and Expense Reimbursement

In the event that the Arrangement Agreement is terminated by C21 as a result of Vireo's breach of its representations, warranties or covenants, then Vireo shall, within two (2) Business Days of such termination, pay or cause to be paid to C21 by wire transfer of immediately available funds, the Expense Reimbursement Fee.

In the event that the Arrangement Agreement is terminated by Vireo as a result of C21's breach of its representations, warranties or covenants, then C21 shall, within two (2) Business Days of such termination, pay or cause to be paid to Vireo by wire transfer of immediately available funds, the Expense Reimbursement Fee. For the avoidance of doubt, the Expense Reimbursement Fee shall be payable in addition to, and shall not reduce or be credited against, any Termination Fee that may become payable to Vireo pursuant to the Arrangement Agreement. Notwithstanding the foregoing, no Expense Reimbursement Fee shall be payable by C21 to Vireo in the event that the Arrangement Agreement is terminated in connection with a failure to obtain any approval from any applicable State Cannabis Authority (or other regulatory authority) which is required to consummate the Transaction and effect a change in ownership or control of C21's Cannabis Licenses under applicable Cannabis Laws, provided that such failure is not primarily caused by, or the result of, a breach by C21 of its obligations under the Arrangement Agreement.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be modified or amended by mutual written agreement, executed and delivered by duly authorized officers of the respective Parties, without further notice to or authorization on the part of the C21 Shareholders, and any such modification or amendment may, subject to the Interim Order, Final Order and Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify or waive any inaccuracies in any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c) modify or waive any of the covenants contained in the Arrangement Agreement and modify or waive performance of any of the obligations of the Parties; and/or

(d) waive compliance or modify any mutual conditions contained in the Arrangement Agreement,

provided that such modification or amendment does not invalidate the approval of the Arrangement Resolution by the C21 Shareholders.

The Voting Support Agreements

The following summarizes material provisions of the Voting Support Agreements. This summary may not contain all information about such agreements that is important to C21 Shareholders. The rights and obligations of the parties thereto are governed by the express terms and conditions of the Voting Support Agreements, as applicable, and not by this summary or any other information contained in this Circular. C21 Shareholders are urged to read the Voting Support Agreements carefully in their entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is qualified in its entirety by reference to the Voting Support Agreements, a form of which has been filed by C21 on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

As of the date of the Arrangement Agreement, the Supporting C21 Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 14,621,770 C21 Shares (including the C21 Subordinate Voting Shares on an as-converted basis), 3,450,000 C21 Options, 66,667 C21 RSUs and 1,275,000 C21 DSUs, representing approximately 12.32% of the outstanding C21 Shares (including the C21 Subordinate Voting Shares on an as converted basis) on a non-diluted basis and approximately 15.72% of the outstanding C21 Shares on a partially-diluted basis, assuming the exercise and/or settlement, as applicable, of their C21 Options, C21 RSUs and C21 DSUs.

For the purposes of the Voting Support Agreement, "Subject Securities" means, with reference to a Supporting C21 Shareholder, that number of C21 Common Shares set forth on the Supporting C21 Shareholder's signature page attached to each Voting Support Agreement, being all of the C21 Common Shares owned legally or beneficially, either directly or indirectly, by the Supporting C21 Shareholder or over which the Supporting C21 Shareholder exercises control or direction, either directly or indirectly, and shall further include: (a) any C21 Subordinate Voting Shares, C21 Options, C21 RSUs, C21 DSUs, C21 Warrants and C21 Debentures as set forth on each Supporting C21 Shareholder's signature page attached to the Voting Support Agreements, if any, being all of the C21 Subordinate Voting Shares, C21 Options, C21 RSUs, C21 DSUs, C21 Warrants and C21 Debentures owned legally or beneficially, either directly or indirectly, by the Supporting C21 Shareholder or over which the Supporting C21 Shareholder exercises control or direction, either directly or indirectly; (b) C21 Shares issued upon the vesting, conversion or exercise by the Supporting C21 Shareholder of any securities convertible into or exercisable for C21 Shares; or (c) securities of C21 otherwise acquired by the Supporting C21 Shareholder after the date of the Voting Support Agreement.

Pursuant to the Voting Support Agreements, the Supporting C21 Shareholders have covenanted and agreed in favour of Vireo to, among other things:

(a) at any meeting of any securityholders of C21, including the Meeting, called to vote upon the Arrangement or any other transactions contemplated by the Arrangement Agreement (or ancillary thereto) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any other transactions contemplated by the Arrangement Agreement (or ancillary thereto) is sought, the Supporting C21 Shareholder shall cause their Subject Securities having voting rights in respect of such matter to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) their Subject Securities having voting rights in respect of such matter in favour of the approval of the Arrangement and any other transactions contemplated by the Arrangement Agreement (or ancillary thereto) and any other matter necessary for the consummation of the Arrangement, and provide their consent or other approval in respect thereof (as applicable);

(b) at any meeting of any securityholders of C21 or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of C21 is sought (including by written consent in lieu of a meeting), the Supporting C21 Shareholder shall cause their Subject Securities having voting rights at such meeting to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) their Subject Securities having voting rights at such meeting against any arrangement agreement or plan of arrangement (other than the Arrangement), merger agreement or merger, consolidation, business combination, sale or transfer of a material amount of assets, amalgamation, reorganization, recapitalization, dissolution, liquidation or winding up of or by C21 or any other Acquisition Proposal,or any amendment of C21's constating documents or other proposal or transaction involving C21 or any of its subsidiaries, which could reasonably be expected to delay, prevent, impede or frustrate the Meeting or the successful completion of the Arrangement, any of the transactions contemplated by the Arrangement Agreement or the Voting Support Agreement or which would reasonably be expected to result in a Material Adverse Effect;

(c) the Supporting C21 Shareholder agrees not to directly or indirectly without the prior consent of Vireo (such consent not to be unreasonably withheld, conditioned or delayed): (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (including by way of tendering to a take-over bid) (each, a "Transfer"), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of their Subject Securities to any person, other than pursuant to (A) the Arrangement Agreement or the Voting Support Agreement, (B) the exercise of Subject Securities for C21 Shares, or (C) to a person controlled by the Supporting C21 Shareholder who, prior to any such Transfer, executes an agreement in favour of Vireo in the same form as the Voting Support Agreement; (ii) grant any proxies or power of attorney, deposit any of their Subject Securities into any voting trust or enter into any voting arrangement, whether formal or informal or by proxy, voting agreement or otherwise, with respect to their Subject Securities, other than pursuant to the Voting Support Agreement; (iii) otherwise enter into any agreement or arrangement with any person or entity or commit any act that could limit, restrict or affect the Supporting C21 Shareholder's legal power, authority, or right to vote any of their Subject Securities or otherwise prevent or prohibit the Supporting C21 Shareholder from performing any of its obligations under the Voting Support Agreement; or (iv) requisition or join in the requisition of any meeting of any of the securityholders of C21 for the purpose of considering any resolution;

(d) the Supporting C21 Shareholder shall not exercise any Dissent Rights or similar rights in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto and shall not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate law or other legislation with respect to the Arrangement; and

(e) (i) no later than ten (10) Business Days prior to the date of the Meeting, the Supporting C21 Shareholder shall duly complete and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities having voting rights in respect of the Arrangement to be validly delivered to C21 (or as otherwise directed on such forms prepared by C21 and with a copy to Vireo) to cause the Subject Securities to be voted in favour of the approval of the Arrangement and any other matter necessary for the consummation of the Arrangement; and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless the prior written consent from Vireo has been obtained or the Voting Support Agreement is terminated in accordance with its terms.

Pursuant to the terms of the Voting Support Agreements, in the event that C21 and Vireo mutually conclude after entering into the Voting Support Agreements that it is necessary or desirable to proceed with a form of transaction other than the Arrangement (including, without limitation, a take-over bid) whereby Vireo and/or its affiliates would effectively acquire all the Supporting C21 Shareholders' C21 Common Shares (after conversion of all C21 Subordinate Voting Shares) for consideration of at least the Consideration and otherwise on economic terms and other terms and conditions (including tax) having consequences to the Supporting C21 Shareholders that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an "Alternative Transaction"), the Supporting C21 Shareholders agreed to support the completion of the Alternative Transaction in the same manner as the Voting Support Agreements provide with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Supporting C21 Shareholders' Subject Securities, as applicable, to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take- over bid, and to not withdraw the Supporting C21 Shareholders' Subject Securities from such take-over bid except as expressly otherwise provided in the Voting Support Agreements.

In accordance with the terms of the Voting Support Agreement, nothing in the Voting Support Agreement shall prevent, limit or restrict the Supporting C21 Shareholders in any way from taking any actions necessary to discharge his or her fiduciary duties and other legal obligations as a director and/or officer of C21 or its affiliates or subsidiaries under applicable Law or that is expressly permitted by and done in compliance with the Arrangement Agreement, and any such actions by any director or officer of C21 or its affiliates or subsidiaries shall not constitute a violation of the Voting Support Agreement.

The Voting Support Agreements may be terminated by a written instrument executed by each of Vireo and the Supporting C21 Shareholder. Each Voting Support Agreement shall terminate automatically, without any required notice, and be of no further force or effect on the earlier of: (a) the Effective Time; and (b) the date on which the Arrangement Agreement is terminated in accordance with its terms.

Each Voting Support Agreement may also be terminated by the Supporting C21 Shareholder if, without the Supporting C21 Shareholder's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Arrangement Agreement is amended in any manner that would result in a material decrease in the amount of Consideration payable to the Supporting C21 Shareholder (provided that neither a decrease in the market price of the subordinate voting shares of Vireo nor an increase in the market price of the C21 Common Shares will constitute a decrease in the amount of Consideration payable for the Subject Securities).

Each of the parties to the Voting Support Agreements shall pay its respective legal, financial advisory and accounting costs and expenses incurred by it in connection with the preparation, execution and delivery of the Voting Support Agreements and all documents and instruments executed or prepared pursuant thereto and any other costs and expenses whatsoever and howsoever incurred.

REGULATORY AND SECURITIES LAW MATTERS

Other than the Required Regulatory Approvals, the Required C21 Approval and the Final Order, C21 is not aware of any material approval, consent or other action by any Governmental Entity that would be required to be obtained in order to complete the Arrangement. If any such approval or consent is determined to be required, such approval or consent will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. There can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained.

Required Regulatory Approvals

The Required Regulatory Approvals are required to be obtained as a condition precedent to completion of the Arrangement. See "Transaction Agreements - The Arrangement Agreement - Covenants - Covenants Related to Regulatory Approvals".

Stock Exchange Listing

The C21 Common Shares are listed and posted for trading on the CSE under the trading symbol "CXXI" and are quoted on the OTCQX under the symbol "CXXIF". The Vireo Shares are listed and posted for trading on the CSE under the trading symbol "VREO" and are quoted on the OTCQX under the symbol "VREOF".

Pursuant to the Arrangement Agreement, Vireo has agreed to make the required filings with the CSE to list the Consideration Shares on the CSE.

Pursuant to the Arrangement Agreement, C21 and Vireo have agreed to use their commercially reasonable efforts to take, or cause to take, all actions necessary to cause (i) the C21 Common Shares to be delisted from the CSE and the OTCQX after the Effective Time, (ii) the deregistration of the C21 Common Shares under the U.S. Exchange Act after the Effective Time, and (iii) C21 to cease to be a reporting issuer under applicable Securities Laws as promptly as practicable.

Canadian Securities Law Matters

Status under Canadian Securities Laws

C21 is a reporting issuer in each of the provinces and territories of Canada. The C21 Common Shares currently trade on the CSE and are quoted on the OTCQX. Following closing of the Arrangement, C21 will be a wholly-owned subsidiary of Vireo and it is expected that the C21 Common Shares will be delisted from the CSE and no longer quoted on the OTCQX. Furthermore, following completion of the Arrangement, it is anticipated that C21 will apply to the applicable Canadian securities regulators to have C21 cease to be a reporting issuer in each of the applicable provinces and territories of Canada.

Vireo is a reporting issuer under Canadian Securities Laws in each of the provinces of Alberta, British Columbia, and Ontario. The Vireo Shares currently trade on the CSE under the symbol "VREO" and are quoted on the OTCQX under the symbol "VREOF". It is anticipated that, following completion of the Arrangement, the Vireo Shares will continue to be listed and posted for trading on the CSE under the symbol "VREO" and quoted on the OTCQX under the symbol "VREOF".

Distribution and Resale of Vireo Shares under Canadian Securities Laws

The distribution of the Vireo Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to, the registration requirements under applicable Canadian Securities Laws. The Vireo Shares received pursuant to the Arrangement will not be legended pursuant to Canadian Securities Laws and may generally be resold through registered dealers in each of the provinces and territories of Canada provided that: (i) the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities, (ii) no unusual effort is made to prepare the market or to create a demand for Vireo Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling securityholder is an insider or officer of Vireo, the selling securityholder has no reasonable grounds to believe that Vireo is in default of applicable Canadian Securities Laws. Each C21 Shareholder is urged to consult the holder's professional advisors with respect to restrictions applicable to trades in Consideration Shares under Canadian Securities Laws.

MI 61-101

As a reporting issuer in all of the provinces and territories of Canada, C21 is subject to MI 61-101, which regulates certain transactions to ensure equality of treatment among securityholders where there are persons who could have an actual or perceived conflict of interest or informational advantage. If MI 61-101 applies to a proposed transaction, the applicable reporting issuer may be required to, among other things: (i) provide enhanced disclosure in documents sent to securityholders, (ii) obtain the approval of securityholders excluding the votes of Interested Parties (as defined below), or (iii) obtain a formal valuation of the securities being acquired.

The protections of MI 61-101 apply to a reporting issuer proposing to carry out, among other things, a "business combination" (as defined in MI 61-101), which includes an arrangement which may terminate the interest of the holder of an equity security of the issuer (such as the C21 Shares) without the holder's consent, regardless of whether the equity security is replaced with another security.

A transaction such as the Arrangement will constitute a "business combination" for purposes of MI 61-101 if, at the time the Arrangement is agreed to, a "related party" (as defined in MI 61-101) of C21 (such as a director or senior officer, or a holder of 10% or more of the C21 Shares): (a) directly or indirectly, as a consequence of the Arrangement acquires the issuer, whether alone or with joint actors; (b) is party to a "connected transaction" (as defined in MI 61-101) to the Arrangement; or (c) is entitled to receive, directly or indirectly, as a consequence of the Arrangement (i) consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, or (ii) a "collateral benefit" (as defined in MI 61-101) (each such "related party" referred to as an "Interested Party" and together, "Interested Parties").

"Connected transactions", as defined in MI 61-101, are two or more transactions that have at least one party in common, directly or indirectly, other than transactions related solely to services as an employee, director or consultant, and (i) are negotiated or completed at approximately the same time, or (ii) the completion of at least one of the transactions is conditional on the completion of each of the other transactions.

A "collateral benefit", as defined in MI 61-101, subject to certain specified exclusions, means any benefit that a related party of the issuer is entitled to receive, directly or indirectly, as a consequence of the transaction, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer or of another Person. However, a benefit received by a related party of C21 is not considered to be a collateral benefit for purposes of the Arrangement if the benefit is received solely in connection with the related party's services as an employee, director or consultant of C21 and: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit are disclosed in this Circular; and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding C21 Shares (the "De Minimis Exemption"); or (B) (1) the related party disclosed to an independent committee of the C21 Board established for the purposes of considering this matter, the amount of consideration that the related party expects they will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the equity securities beneficially owned by them, and (2) such committee, acting in good faith, determined that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (1) (the "Independent Committee Exemption").

If the Arrangement constitutes a "business combination" for the purposes of MI 61-101, the minority approval requirements of MI 61-101 will also apply in connection with the Arrangement. In determining minority approval for a business combination, C21 is required to exclude the votes attached to C21 Shares that, to the knowledge of C21, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all (a) Interested Parties, (b) any related party of an Interested Party (subject to limited exceptions) or (c) any "joint actor" (as defined in MI 61-101) of any of the foregoing. This approval is in addition to the requirements that the Arrangement Resolution be approved by at least 66 2/3% of the votes cast by the C21 Shareholders present in person or represented by proxy at the Meeting and entitled to vote.

Benefits to C21 Related Parties

C21 Options

All C21 Options held by directors and senior officers of C21 are fully vested as of the date hereof. As the C21 Options were exercisable prior to the Arrangement being agreed to, no incremental benefit arises from the Arrangement with respect to such options and accordingly they do not give rise to a "collateral benefit" for purposes of MI 61-101.

Acceleration of Vesting of C21 RSUs and C21 DSUs

Pursuant to the terms of the Arrangement Agreement, each C21 RSU and C21 DSU outstanding immediately prior to the Effective Time shall vest and accelerate in full and be settled in C21 Shares as of immediately prior to the Effective Time. The accelerated vesting of such C21 RSUs and C21 DSUs (the "Accelerated Vesting Entitlements") is generally considered to be a "collateral benefit" accruing to "related parties" of C21, unless excluded under the De Minimis Exemption or the Independent Committee Exemption.

At the time the Arrangement was agreed to, to the knowledge of C21, after reasonable inquiry, each of Michael Kidd, Todd Harrison and Leonard (Will) Werden beneficially owned less than 1% of the outstanding C21 Shares (calculated in accordance with the requirements of MI 61-101) and accordingly fall within the De Minimis Exemption. The Accelerated Vesting Entitlements are therefore not considered a "collateral benefit" in respect of such individuals.

Mr. Swan (Chief Operating Officer) is entitled to the accelerated vesting of 66,667 unvested C21 RSUs and Mr. Macdonald (Chairman of the Board and Director) is entitled to the accelerated vesting of 675,000 unvested C21 DSUs. As each of Messrs. Swan and Macdonald beneficially owns more than 1% of the outstanding C21 Shares (calculated in accordance with the requirements of MI 61-101), neither qualifies for the De Minimis Exemption. C21 is not relying on the Independent Committee Exemption in connection with the collateral benefits determinations. Accordingly, the Accelerated Vesting Entitlements received by each of Messrs. Swan and Macdonald constitute a "collateral benefit" for the purposes of MI 61-101, making each of them an Interested Party whose votes must be excluded from the minority approval.

Minority Approval

As described above, since each of Messrs. Swan and Macdonald is a "related party" of C21 receiving a collateral benefit, the Arrangement constitutes a "business combination" for C21 for the purposes of MI 61-101.

Accordingly, for the purposes of obtaining minority approval in accordance with MI 61-101, a total of 1,464,449 C21 Shares (representing approximately 1.23% of the issued and outstanding C21 Shares as of the Record Date) will be excluded, consisting of 24,449 C21 Shares held by Aron Swan and 1,440,000 C21 Shares held by D. Bruce Macdonald.

Valuation Requirements

C21 is exempt from the formal valuation requirement in MI 61-101 and can rely on the exemption contained in Section 4.4(1)(a) of MI 61-101, as C21 does not have securities listed on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada or the United States.

United States Securities Law Matters

C21 is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act. Neither the C21 Shares nor the Vireo Shares are listed for trading on a national securities exchange that has registered with the SEC under Section 6 of the U.S. Exchange Act in the United States ("national securities exchange").

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to C21 Shareholders and C21 Optionholders. All C21 Shareholders and C21 Optionholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Consideration Shares to be received in exchange for their C21 Common Shares or Replacement Options to be received in exchange for their C21 Options pursuant to the Arrangement complies with applicable Securities Laws.

Further information applicable to C21 Shareholders and C21 Optionholders in the United States is disclosed under the heading "Introduction - Note to United States Securityholders".

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Consideration Shares to C21 Shareholders in exchange for their C21 Common Shares or to the issue of Replacement Options to C21 Optionholders in exchange for their C21 Options, or the resale of any Consideration Shares received in exchange for C21 Common Shares within Canada by C21 Shareholders. C21 Shareholders reselling any such securities in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Consideration Shares to be issued to C21 Shareholders in exchange for their C21 Common Shares and the Replacement Options to be issued to C21 Optionholders in exchange for their C21 Options pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws of the United States, and will be issued and exchanged in reliance upon the Section 3(a)(10) Exemption and similar exemptions provided under the state securities laws of each state in which C21 Shareholders and C21 Optionholders reside. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. All Persons to whom it is proposed to issue the securities are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order.

The Court granted the Interim Order on July 2, 2026, and, subject to the approval of the Arrangement by C21 Shareholders, a hearing on the Arrangement is expected to be held on or about August 13, 2026, by the Court. Accordingly, the Final Order, if granted, will constitute the basis for the Section 3(a)(10) Exemption with respect to the Consideration Shares to be issued to C21 Shareholders in exchange for their C21 Common Shares and the Replacement Options to be issued to C21 Optionholders in exchange for their C21 Options pursuant to the Arrangement. The Court has been informed of this effect of the Final Order.

Resales of Consideration Shares after the Effective Date

The manner in which a C21 Shareholder may resell Consideration Shares issued to such C21 Shareholder at the Effective Time will depend on whether such C21 Shareholder is an "affiliate" of Vireo at the Effective Date or was an affiliate of Vireo within 90 days of the Effective Date. As defined in Rule 144, an "affiliate" of an issuer is a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, Persons who are directors or executive officers, as well as Persons who beneficially own 10% or more of the voting securities of an issuer, are considered to be its "affiliates".

Persons who are affiliates of Vireo after the Effective Date, or were affiliates of Vireo within 90 days immediately preceding the Effective Date may not sell their Consideration Shares that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from such registration is available, such as the exemptions provided by Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S.

The United States federal resale rules applicable to C21 Shareholders are summarized below.

Resales by Persons Who Are Non-Affiliates Before and After the Effective Time

C21 Shareholders who are not affiliates of Vireo within 90 days of the Effective Date and who will not be affiliates of Vireo at the Effective Date may resell the Consideration Shares issued to them at the Effective Date without restriction under the U.S. Securities Act.

Resales by Persons Who Are Affiliates Pursuant to Rule 144, if Available

In general, pursuant to Rule 144 under the U.S. Securities Act, if available, Persons who are "affiliates" of Vireo at the Effective Date, or were "affiliates" of Vireo within 90 days of the Effective Date, will be entitled to sell those Consideration Shares that they receive pursuant to the Arrangement, provided that, during any three-month period, the number of such Consideration Shares sold does not exceed the greater of one percent of the then-outstanding Vireo Shares or, if such Vireo Shares are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such Vireo Shares during the four calendar week period preceding the date of sale, subject to specified manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about Vireo. The restrictions prescribed in Rule 144, if available, will continue to apply to a Person for a period of 90 days after they cease to be an "affiliate" of Vireo.

Resales by Persons Who Are Affiliates Pursuant to Regulation S

In general, pursuant to Regulation S, persons who are "affiliates" of Vireo after the Effective Date or were "affiliates" of Vireo at any time during the 90-day period immediately prior to the Effective Date solely by virtue of their status as an officer or director of Vireo, may sell their Consideration Shares outside the United States in an "offshore transaction" if none of the seller, an affiliate or any person acting on their behalf engages in "directed selling efforts" in the United States with respect to such Consideration Shares, and provided that no selling concession, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, "directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered.

Also, for purposes of Regulation S, an offer or sale of securities is made in an "offshore transaction" if the offer is not made to a Person in the United States and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a "designated offshore securities market" (which would include a sale through the CSE), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States.

Certain additional restrictions set forth in Rule 903 of Regulation S are applicable to sales outside the United States by a holder of Consideration Shares who is an "affiliate" of Vireo after the Effective Date or was an "affiliate" of Vireo at any time during the 90-day period immediately prior to the Effective Date other than by virtue of his or her status as an officer or director of Vireo.

Resales of Replacement Options after the Effective Date

The Replacement Options are not generally transferable other than by will or the laws of descent and may be exercised during the lifetime of the optionee only by the optionee pursuant to an exemption or exclusion from registration requirements of the U.S. Securities Act and any applicable state securities laws of the United States or pursuant to a registration statement that is effective under the U.S. Securities Act.

Exercise of Replacement Options and Resales of Vireo Shares Issuable Thereunder

The Vireo Shares issuable upon exercise of the Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption. The Replacement Options may only be exercised pursuant to an effective registration statement on Form S-8 or another available exclusion or exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws of the United States. Prior to the issuance of any Vireo Shares pursuant to any such exercise of Replacement Options after the Effective Time, Vireo may require evidence (which may include an opinion of counsel of recognized standing) reasonably satisfactory to Vireo to the effect that the issuance of such Vireo Shares does not require registration under the U.S. Securities Act or applicable state securities laws of the United States.

Exercise of Assumed C21 Debentures and C21 Warrants and Resale of Vireo Shares Issuable Thereunder

The assumed C21 Debentures and C21 Warrants may only be converted or exercised, as applicable, pursuant to an available exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws of the United States. Prior to the issuance of any Vireo Shares pursuant to any such conversion of assumed C21 Debentures or exercise of assumed C21 Warrants after the Effective Time, Vireo may require evidence (which may include an opinion of counsel of recognized standing) reasonably satisfactory to Vireo to the effect that the issuance of such Vireo Shares does not require registration under the U.S. Securities Act or applicable state securities laws of the United States.

Vireo Shares issuable upon the exercise of the assumed C21 Debentures or C21 Warrants after the Effective Time will be "restricted securities", as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws of the United States or unless an exemption from such registration requirements is available. You should consult your own securities law advisor with respect to your own particular circumstances with respect to applicable resale restrictions, if any.

The foregoing discussion is only a general overview of certain requirements of federal U.S. securities laws applicable to the issuance and resale of securities issuable pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY U.S. STATE OR ANY CANADIAN PROVINCE OR TERRITORY, NOR HAS ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

RISK FACTORS

C21 Shareholders should carefully consider the following risk factors before deciding to vote or instruct their vote to be cast to approve the Arrangement Resolution. In addition to the risk factors set out below, C21 Shareholders should also carefully consider the risk factors applicable to the businesses of C21 and Vireo set out under the heading "Information Concerning C21 - Risk Factors" in this Circular and "Risk Factors" in the C21 Annual Report and C21 Annual MD&A, copies of which are available under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following risk factors are not an exhaustive list of all of the risk factors associated with the Arrangement Agreement, the Arrangement and the related transactions. Additional risks and uncertainties, including those currently unknown or considered immaterial by C21 and Vireo, may also adversely affect the holders of the C21 Shares, the Vireo Shares and the business of Vireo following completion of the Arrangement. All of the risk factors described in this Circular and incorporated by reference in this Circular should be considered by C21 Shareholders in conjunction with the other information included in this Circular, including the appendices hereto and the documents incorporated by reference herein.

Risks Relating to the Arrangement

C21 could fail to complete the Arrangement or the Arrangement may be completed on different terms

There can be no assurance that the Arrangement will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Arrangement Agreement. The completion of the Arrangement is subject to the satisfaction of a number of conditions, some of which are outside of the control of the Parties, which include, among others, obtaining necessary approvals and performance by C21 and Vireo of their respective obligations and covenants in the Arrangement Agreement. If these conditions are not satisfied (or waived) or the Arrangement is not completed for any other reason, C21 Shareholders will not receive the Consideration Shares.

If the Arrangement is not completed, the ongoing business of C21 may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Arrangement, and C21 could experience negative reactions from the financial markets, which could cause a decrease in the market price of C21 Shares, particularly if the current market price reflects market assumptions that the Arrangement will be completed or completed on certain terms. C21 may also experience negative reactions from its employees and there could be negative impact on C21's ability to attract future business opportunities. Failure to complete the Arrangement or a change in the terms of the Arrangement could each have a material adverse effect on C21's business, financial condition and results of operations.

Without limiting the generality of the foregoing, if the Arrangement is not completed, absent an alternative strategic transaction being completed, C21 will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects, such as those described under the heading "The Arrangement - Background to the Arrangement" and "Risk Factors - Risks if the Arrangement is Not Completed".

Risks associated with the Exchange Ratio

Upon completion of the Arrangement, C21 Shareholders will receive a fixed number of Vireo Shares, rather than Vireo Shares with a fixed dollar value. Because the number of Vireo Shares to be received by C21 Shareholders pursuant to the Arrangement will not be adjusted to reflect any change in the market value of the Vireo Shares between the Announcement Date and the Effective Date, the market value of Vireo Shares received by C21 Shareholders upon completion of the Arrangement may vary significantly from the market value of such Vireo Shares at the Announcement Date. If the market price of the Vireo Shares increases or decreases, the value of the Vireo Shares that C21 Shareholders will receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the Vireo Shares at the Effective Date will not be lower than the market price of such Vireo Shares on the Announcement Date.

In addition, the number of Vireo Shares to be issued to C21 Shareholders in connection with the Arrangement will not change despite decreases or increases in the market price of the C21 Shares or the Vireo Shares. Many of the factors that affect the market price of the Vireo Shares and the C21 Shares are beyond the control of Vireo and C21, respectively. These factors include, but are not limited to, changes in, the business, operations or prospects of C21 and Vireo, regulatory considerations, general market and economic conditions, changes in Cannabis Laws and other factors over which neither C21 nor Vireo has control.

In the event that the market value of the Vireo Shares decreases subsequent to the Announcement Date and prior to the Effective Date, this may have a negative impact on the value that holders of C21 Shares will realize upon completion of the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

The Arrangement Agreement may be terminated by C21 or Vireo in certain circumstances. Accordingly, there is no certainty, nor can C21 provide any assurance, that the Arrangement Agreement will not be terminated by C21 or Vireo before the completion of the Arrangement. Failure to complete the Arrangement could materially negatively impact the market price of the C21 Shares. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the C21 Board will be able to find a party willing to pay an equivalent or greater price for the C21 Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.

The Termination Fee, if triggered, may discourage other parties from attempting to acquire C21 Shares or otherwise make an Acquisition Proposal

Under the Arrangement Agreement, C21 is required to pay a termination fee of $3 million in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire the C21 Shares or otherwise making an Acquisition Proposal, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. The Termination Fee could become payable by C21 in circumstances in which it does not have a party willing to pay such amount (for instance, if there is no alternative transaction available) or does not otherwise have funds available to satisfy such payment, in which case C21 would be in default of this obligation, which could result in a material adverse effect on C21's business, financial condition and results of operations.

C21 expects to incur substantial transaction-related costs in connection with the Arrangement

C21 has incurred, and expects to continue to incur, material non-recurring transaction-related expenses in connection with the Arrangement, including costs relating to obtaining the Required C21 Approval. Additional unanticipated costs may be incurred by C21 prior to the Effective Date or the date of termination of the Arrangement Agreement in connection with the Arrangement. Even if the Arrangement is not completed, C21 will be obliged to pay certain costs relating to the Arrangement, such as legal, accounting, financial advisory, proxy solicitation and printing fees and in certain circumstances, will be required to pay the Termination Fee or the Expense Reimbursement Fee, as applicable, in accordance with the terms of the Arrangement Agreement. Such costs may be significant and could have an adverse effect on C21's future results of operations, cash flows and financial condition.

While the Arrangement is pending, C21 is restricted from taking certain actions

The Arrangement Agreement restricts C21 from taking specified actions until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms without the consent of Vireo which may adversely affect the ability of C21 to execute certain business strategies. These restrictions may prevent C21 from pursuing certain business opportunities that may arise prior to the Effective Time.

The Arrangement may divert the attention of C21's management, impact C21's ability to attract or retain key personnel or impact C21's third-party business relationships

The pending Arrangement could cause the attention of C21's management to be diverted from the day-to- day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of C21 regardless of whether the Arrangement is ultimately completed. Because the completion of the Arrangement is subject to uncertainty, officers and employees of C21 may experience uncertainty about their future roles, which may adversely affect C21's ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement. In addition, third parties with which C21 currently has business relationships, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with C21 or Vireo following completion of the Arrangement, as applicable. Such uncertainty could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of C21 and Vireo following completion of the Arrangement.

C21 directors and officers may have interests in the Arrangement that are different from those of the C21 Shareholders

In considering the unanimous recommendation of the C21 Board to vote in favour of the Arrangement Resolution, C21 Shareholders should be aware that certain members of the C21 Board and management team have certain "collateral benefits" for the purposes of MI 61-101 that provide them with benefits in connection with the Arrangement that differ from, or are in addition to, those of C21 Shareholders generally. See "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101".

The Fairness Opinion will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of such Fairness Opinion

Needham & Company rendered its oral opinion to the C21 Board on June 14, 2026. As the Fairness Opinion has not been, nor will it be, updated prior to the completion of the Arrangement, it does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the Fairness Opinion. A summary of the Fairness Opinion, and the limitations and qualifications contained therein, can be found under the heading "The Arrangement - Fairness Opinion". Please refer to the full text of the Fairness Opinion, which is attached to this Circular as Appendix H.

The Fairness Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Needham & Company as of the date of the Fairness Opinion. The opinion does not speak to conditions as of the time the Arrangement will be completed or as of any date other than the date of such opinion. Although subsequent developments may affect the opinion, Needham & Company does not have any obligation to update, revise or reaffirm its opinion. These developments may include changes to the operations and prospects of C21, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of C21.

Negative publicity

Political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting C21. Adverse press coverage and other adverse statements could negatively impact the ability of C21 to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on C21's business, financial condition and results of operations.

C21 Shares may not trade at prices that reflect the Exchange Ratio and will not trade at an intrinsic value

Until the Effective Date, there is no guarantee that the C21 Shares will trade at a price that reflects the performance of C21 or at a price relative to the trading price of the Vireo Shares based upon the Exchange Ratio. Given the uncertainties regarding the completion of the Arrangement, it is possible the C21 Shares will trade at a significant discount to the Exchange Ratio. Moreover, the intrinsic value of the C21 Shares is indeterminate.

Due diligence

While C21 conducted due diligence with respect to entering into the Arrangement Agreement with Vireo, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Vireo for which C21 is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect C21's financial performance and results of operations. It is currently anticipated that the Arrangement will be accretive; however, the outcome of such a transaction may be materially different. C21 could encounter additional transaction and enforcement-related costs and may fail to realize all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on C21's business, financial conditional and results of operations.

C21 and Vireo may be the targets of legal claims, securities class action, derivative lawsuits and other claims and any such claims may delay or prevent the Arrangement from being completed

C21 and Vireo may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against C21 or Vireo seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. In addition, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

Deadline to complete the Arrangement

Either C21 or Vireo may terminate the Arrangement Agreement if the Arrangement has not been completed by the Outside Date and the Parties do not mutually agree to extend the Outside Date in the Arrangement Agreement.

Completion of the Arrangement may trigger change of control or other provisions in certain agreements to which C21 is a party

The completion of the Arrangement may trigger change of control or other provisions in certain agreements to which C21 is a party. If C21 is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements or seeking monetary damages. Even if C21 is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favourable to C21 or Vireo following completion of the Arrangement.

The exercise of Dissent Rights may impact Vireo's cash resources or result in the Arrangement not being completed

Registered C21 Shareholders entitled to vote at the Meeting have the right to exercise Dissent Rights and demand payment of the fair value of their C21 Shares in connection with the Arrangement. If C21 Shareholders exercise Dissent Rights in respect of a significant number of C21 Shares, a substantial aggregate cash payment may be required if ordered by the Court, which could have an adverse effect on Vireo's cash resources, cash flows and financial condition following completion of the Arrangement. In addition, if the aggregate number of C21 Shares in respect of which C21 Shareholders have validly exercised Dissent Rights exceeds 5% of the votes attached to the issued and outstanding C21 Shares, Vireo is entitled, in its discretion, not to complete the Arrangement. See "Dissent Rights" and "Transaction Agreements - The Arrangement Agreement - Conditions Precedent".

Tax consequences of the Arrangement may differ from anticipated treatment

There can be no assurance that the CRA or the IRS or other applicable taxing authorities will agree with the interpretation of the Canadian federal income tax consequences and the U.S. federal income tax consequences of the Arrangement as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian or U.S. tax laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to C21, Vireo or their respective shareholders following completion of the Arrangement. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Risks if the Arrangement is Not Completed

The market price for the C21 Shares may decline

The current price of the C21 Shares may reflect a market assumption that the transactions contemplated under the Arrangement Agreement will occur, meaning that a failure to complete the transactions contemplated therein could result in a material decline in the price of the C21 Shares. If the Arrangement Agreement is not approved and C21 raises additional financing through the issuance of C21 Shares (including securities convertible or exchangeable into C21 Shares), such issuances may substantially dilute the interest of C21 Shareholders.

Financial markets may experience significant price and volume fluctuations that affect the market prices of equity securities of companies that are unrelated to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price and volume will not occur.

Ability to access public and private capital

The continued development of C21's business may require additional financing. In the event that the Arrangement is not completed, there can be no assurance that additional capital or other types of financing will be available or that, if available, the terms of such financing will be favourable to C21. If the Arrangement is not completed, risks may materialize (including, but not limited to, requirement to fund the Termination Fee and the Expense Reimbursement Fee) and may materially and adversely affect C21's business, financial results and the price of the C21 Shares. This could result in the delay or postponement of C21's current business objectives. If C21 is able to raise additional equity financing through the issuance of C21 Shares, such issuances may substantially dilute the interests of C21 Shareholders. If C21 is able to raise additional debt financing, payment of the associated interest costs is likely to impose a substantial financial burden on C21 and may involve restrictions on C21's financing and operating activities. Debt financing may be convertible into securities of C21 which may result in immediate or resulting dilution. In either case, additional financing may not be available to C21.

Risks Relating to Vireo following completion of the Arrangement

C21 and Vireo may not realize the currently anticipated benefits of the Arrangement due to challenges associated with integrating the operations, technologies and personnel of C21 with Vireo

The anticipated success of Vireo following the Arrangement will depend in large part on the success of management of Vireo in integrating the operations, technologies and personnel of C21 with those of Vireo in an efficient and effective manner after the Effective Date and will pose special risks, including possible unanticipated liabilities, unanticipated costs, significant onetime write-offs or restructuring charges, diversion of management's attention and the loss of key employees. Although C21, Vireo, and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Vireo will be aware of any and all liabilities of C21 or the Arrangement. There can be no assurance that there will be operational or other synergies realized by Vireo, or that the integration of C21's operations, systems, management and cultures will be timely or effectively accomplished or ultimately will be successful in increasing earnings and reducing costs. As a result of these factors, it is possible that certain benefits expected from the Arrangement may not be realized. The failure of Vireo to achieve such integration could result in the failure of Vireo to realize the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of Vireo following completion of the Arrangement.

Following completion of the Arrangement, Vireo may issue additional equity securities

Following completion of the Arrangement, Vireo may issue equity securities to finance its activities, including acquisitions. If Vireo were to issue Vireo Shares, a holder of Vireo Shares may experience dilution in Vireo's cash flow or earnings per share. Moreover, as Vireo's intention to issue additional equity securities becomes publicly known, the Vireo Share price may be materially adversely affected.

Vireo will be subject to the risks currently affecting the businesses of Vireo and C21

Upon the completion of the Arrangement, Vireo will face the same risk factors that Vireo currently faces with respect to its business and affairs. See "Appendix F - Information Concerning Vireo - Risk Factors" and risks described in other documents incorporated by reference herein.

Upon the completion of the Arrangement, C21 will become a wholly-owned subsidiary of Vireo and will continue to face the same risk factors that C21 currently faces with respect to its business and affairs. See "Information Concerning C21 - Risk Factors" and risks described in other documents incorporated by reference herein.

Risks Related to C21

See "Information Concerning C21 - Risk Factors" and risks described in other documents incorporated by reference herein.

Risks Relating to Treatment of C21 and Vireo for Tax Purposes

Adverse Canadian federal income tax consequences

For Canadian federal income tax purposes, unless a Resident Holder chooses to treat the exchange of C21 Shares for Vireo Shares as a taxable transaction by including any portion of the gain or loss in computing its income, the exchange is generally expected to occur on a tax deferred basis under Section 85.1 of the Tax Act. However, if Section 85.1 of the Tax Act is found not to be applicable, Resident Holders will be considered to have disposed of their C21 Shares pursuant to the Arrangement and will generally be considered to have realized a capital gain (or capital loss) equal to the amount by which the fair market value of the Vireo Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the C21 Shares exchanged and any reasonable costs of disposition.

A Non-Resident Holder may also be subject to income tax under the Tax Act in respect of any capital gain realized on the disposition of C21 Shares, but only if (i) the C21 Shares constitute "taxable Canadian property" of the Non-Resident Holder for purposes of the Tax Act and are not "treaty protected property" within the meaning of the Tax Act, and (ii) either Section 85.1 of the Tax Act is found not to be applicable to the Non-Resident Holder or the Non-Resident Holder has opted to treat the exchange of C21 Shares for Vireo Shares as a taxable transaction.

Although it is intended that Subsection 7(1.4) of the Tax Act apply to the exchange of C21 Options for Replacement Options by C21 Optionholders resident in Canada who received their C21 Options in respect of their employment with C21 or one of its subsidiaries, no assurances can be made in this regard. If Subsection 7(1.4) of the Tax Act does not apply to an exchange of C21 Options by a C21 Optionholder, the C21 Optionholder may be required to include an amount in their income as a result of the exchange.

For additional information, see the section entitled "Certain Canadian Federal Income Tax Considerations".

U.S. Domestic Corporation for U.S. Federal Income Tax Purposes

Vireo is deemed to be a resident of Canada for Canadian federal income tax purposes by virtue of being organized under the laws of a Province of Canada. Accordingly, Vireo is subject to Canadian taxation on its worldwide income, in accordance with the rules in the Tax Act generally applicable to corporations resident in Canada. Notwithstanding that Vireo is deemed to be a resident of Canada for Canadian federal income tax purposes, Vireo is treated as a United States corporation for United States federal income tax purposes, pursuant to Section 7874(b) of the U.S. Tax Code, and will be subject to United States federal income tax on Vireo's worldwide income. As a result, Vireo is subject to taxation both in Canada and the United States, which could have a material, adverse effect on Vireo's business, financial condition, or results of operations.

For additional information, see the section entitled "Certain United States Federal Income Tax Considerations".

New legislation and tax risks in certain operating jurisdictions

Taxation Laws are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course, which could result in an increase in Vireo's taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to Vireo following completion of the Arrangement. No assurance can be given that new tax Laws, rules or regulations will not be enacted or that existing tax Laws will not be changed, interpreted or applied in a manner that could result in Vireo's profits being subject to additional taxation, result in Vireo not recovering certain taxes on a timely basis or at all, or that could otherwise have a Material Adverse Effect on Vireo.

Withholding Tax on Dividends

Vireo does not currently anticipate paying any dividends on any of the Vireo Shares in the foreseeable future. To the extent dividends are paid on the Vireo Shares, dividends received by holders of Vireo Shares who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. A foreign tax credit or a deduction under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder. See "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada

- Dividends on Vireo Shares".

Dividends received by Non-Resident Holders of Vireo Shares who are U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Since Vireo will be considered to be a U.S. domestic corporation for U.S. federal income tax purposes, dividends paid by Vireo will be characterized as U.S. source income for purposes of the foreign tax credit rules under the U.S. Tax Code. See "Certain United States Federal Income Tax Considerations".

A holder that is both a Non-Resident Holder and a Non-U.S. Holder may be subject to (a) Canadian withholding tax (see "Certain Canadian Federal Income Tax Considerations"), and (b) United States withholding tax (see "Certain United States Federal Income Tax Considerations") on dividends received on the Vireo Shares. Non-Resident Holders and Non-U.S. Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions in respect of any Canadian or United States withholding tax applicable to dividends on the Vireo Shares.

The foregoing discussion is subject in its entirety to the summaries set forth under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

U.S. Tax Classification - United States Real Property Holding Corporation

Vireo is treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of the Non-U.S. Holders upon a disposition of Vireo Shares generally depends on whether Vireo is classified as a USRPHC for U.S. federal income tax purposes. Vireo does not believe that it is currently a USRPHC and does not anticipate becoming one in the foreseeable future. However, Vireo has not sought and does not intend to seek formal confirmation of its status as a non-USRPHC from the IRS. If Vireo ultimately is determined by the IRS to constitute a USRPHC, its Non-U.S. Holders may be subject to U.S. federal income tax on any gain associated with the disposition of the Vireo Shares. See "Certain United States Federal Tax Considerations".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date of this Circular, the principal Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement to a beneficial owner of C21 Shares who, at all relevant times, for purposes of the Tax Act: (i) holds such C21 Shares, and will hold any Vireo Shares acquired pursuant to the Arrangement, as capital property; (ii) deals at arm's length with C21 and Vireo; and (iii) is not affiliated with C21 or Vireo (a "Holder"). C21 Shares and Vireo Shares will generally constitute capital property to a Holder unless the Holder holds or uses, or is deemed to hold or use such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a "financial institution" (as such term is defined in the Tax Act) for the purposes of the "mark-to-market" rules contained in the Tax Act; (ii) that is a "specified financial institution" (as such term is defined in the Tax Act); (iii) an interest in which is a "tax shelter investment" (as such term is defined in the Tax Act); (iv) that has elected to report its "Canadian tax results" in a functional currency other than Canadian currency; (v) that has entered into or will enter into a "derivative forward agreement" or "synthetic disposition agreement" (as such terms are defined in the Tax Act) in respect of C21 Shares or Vireo Shares; (vi) that receives dividends on the C21 Shares or Vireo Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); (vii) that is a "foreign affiliate" (as such term is defined in the Tax Act) of a taxpayer resident in Canada; (viii) that is exempt from tax under the Tax Act; or (ix) that, immediately following the Arrangement, will, either alone or together with persons with whom such Holder does not deal at arm's length, beneficially own Vireo Shares which have a fair market value in excess of 50% of the fair market value of all outstanding Vireo Shares. Any such Holder should consult its own tax advisor with respect to the Arrangement.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada that is or becomes (or a corporation that does not deal at arm's length for purposes of the Tax Act, with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person or group of non- resident persons not dealing with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary does not apply to a C21 Debentureholder or a C21 Warrantholder. Such holders should consult with their tax advisors as to the tax consequences of the Arrangement to them.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the "Regulations"), in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from federal income tax legislation.

Vireo is a Canadian corporation for the purposes of the Tax Act. As referenced under the headings "Certain United States Federal Income Tax Considerations" and "Risk Factors - U.S. Domestic Corporation for U.S. Federal Income Tax Purposes", Vireo is also classified as a U.S. domestic corporation for United States federal income tax purposes, with related consequences and potential consequences to Vireo and its shareholders. For the purposes of the discussion of Canadian federal income tax considerations below, it has been assumed that Vireo is and will be classified as a U.S. domestic corporation for United States federal income tax purposes at all relevant times. No legal opinion or tax ruling has been sought or obtained in this regard or with respect to any other assumptions made for purposes of this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of the Arrangement, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences to them of the Arrangement in their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the exchange of C21 Shares and the acquisition, holding, or disposition (or deemed disposition) of any Vireo Shares must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in that regard.

Residents of Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (a "Resident Holder").

Certain Resident Holders who might not otherwise be considered to hold their C21 Shares or Vireo Shares as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their C21 Shares, Vireo Shares acquired under the Arrangement and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years be deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

Exchange of C21 Subordinate Voting Shares for C21 Common Shares

Pursuant to the Arrangement, a Resident Holder, other than a Dissenting Resident Holder (as defined below), who holds C21 Subordinate Voting Shares will exchange their C21 Subordinate Voting Shares for C21 Common Shares. Such Resident Holder will be deemed to have disposed of their C21 Subordinate Voting Shares on a tax-deferred basis under section 86 of the Tax Act. More specifically, the Resident Holder will be deemed to have disposed of their C21 Subordinate Voting Shares for proceeds of disposition equal to the adjusted cost base of such C21 Subordinate Voting Shares to the Resident Holder, determined immediately before the Effective Time, and the Resident Holder will be deemed to have acquired the C21 Common Shares received pursuant to the Arrangement at a cost equal to such adjusted cost base of the C21 Subordinate Voting Shares. The cost of C21 Common Shares so acquired will be averaged with the adjusted cost base of any other C21 Common Shares, if any, held by the Resident Holder as capital property immediately prior to such exchange for the purpose of determining the adjusted cost base of each C21 Common Share held by the Resident Holder.

Exchange of C21 Common Shares for Vireo Shares

Pursuant to the Arrangement, subsequent to the exchange of C21 Subordinate Voting Shares for C21 Common Shares described above under "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Exchange of C21 Subordinate Voting Shares for C21 Common Shares", a Resident Holder, other than a Dissenting Resident Holder (as defined below), who receives the Vireo Shares in exchange for their C21 Common Shares pursuant to the Arrangement will generally be eligible to treat the exchange as an automatic tax-deferred rollover under the provisions of section 85.1 of the Tax Act, with the result that such Resident Holder will be deemed to have disposed of their C21 Common Shares for proceeds of disposition equal to the adjusted cost base of such C21 Common Shares immediately before the disposition, and to have acquired the Vireo Shares received by them pursuant to the Arrangement at a cost equal to such adjusted cost base of the C21 Common Shares unless such Resident Holder chooses to recognize a capital gain (or a capital loss) as described in the immediately following paragraph. The cost of Vireo Shares so acquired will be averaged with the adjusted cost base of any other Vireo Shares, if any, held by the Resident Holder as capital property immediately prior to the Effective Time for the purpose of determining the adjusted cost base of each Vireo Share held by the Resident Holder.

The automatic tax-deferral treatment described above in connection with a Resident Holder's exchange of their C21 Common Shares for Vireo Shares pursuant to the Arrangement will not apply where the Resident Holder has, in their income tax return for the taxation year in which the exchange takes place, included in computing their income for the year any portion of the gain or loss otherwise determined from the disposition of such exchanged C21 Common Shares. A Resident Holder that includes in income any portion of the gain or loss otherwise determined in respect of the disposition of their C21 Common Shares in exchange for the Vireo Shares pursuant to the Arrangement will be deemed to have disposed of such exchanged C21 Common Shares for proceeds of disposition equal to the fair market value of the Vireo Shares received in exchange therefor, and to have acquired such Vireo Shares at a cost equal to the fair market value of such exchanged C21 Common Shares. In that case, the Resident Holder will generally realize a capital gain (or capital loss) equal to the amount by which the Resident Holder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the C21 Common Shares disposed of immediately before the disposition and any reasonable costs of disposition. See "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Taxation of Capital Gains and Capital Losses" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Dividends on Vireo Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Vireo Shares during such taxation year.

In the case of a Resident Holder that is an individual (including certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to "taxable dividends" received from a "taxable Canadian corporation" (each as defined in the Tax Act). Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of Vireo to designate dividends as "eligible dividends".

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividends that are included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will apply to treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a tax under Part IV of the Tax Act (which may be refundable, subject to the detailed rules in the Tax Act) on dividends received or deemed to be received on the Vireo Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

As Vireo is treated as a U.S. corporation for U.S. federal income tax purposes pursuant to section 7874 of the U.S. Tax Code, a Resident Holder may be subject to United States withholding tax on dividends received on the Vireo Shares (see "Risk Factors" and "Certain United States Federal Income Tax Considerations"). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Vireo Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Vireo Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes, such that a foreign tax credit under the Tax Act may not be available in respect of any United States withholding tax applicable to dividends on the Vireo Shares in certain circumstances. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Vireo Shares.

Disposition of Vireo Shares

A disposition or deemed disposition of a Vireo Share by a Resident Holder (other than in a tax-deferred transaction or a disposition to Vireo that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Vireo Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder's adjusted cost base of the Vireo Share immediately before the disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the income of the Resident Holder for that year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on a disposition or deemed disposition of a share may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share), to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns any such share, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

As Vireo is treated as a U.S. corporation for U.S. federal income tax purposes pursuant to section 7874 of the U.S. Tax Code, a Resident Holder may be subject to United States federal income tax on a gain realized on the disposition of a Vireo Share if Vireo is classified as an USRPHC under the U.S. Tax Code (see "Risk Factors" and "Certain United States Federal Income Tax Considerations"). United States federal income tax, if any, levied on any gain realized on a disposition of a Vireo Share may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of a Vireo Share by a Resident Holder may not be treated as income sourced in the United States for these purposes, such that a foreign tax credit under the Tax Act may not be available in respect of any United States withholding tax applicable to the disposition of the Vireo Shares in certain circumstances. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights (a "Dissenting Resident Holder") will be deemed under the Arrangement to have transferred such Dissenting Resident Holder's C21 Shares to C21 and will be entitled to be paid the fair value of the Dissenting Resident Holder's C21 Shares. The Dissenting Resident Holder will be deemed to have received a taxable dividend equal to the amount, if any, by which the amount paid by C21 for the Dissenting Resident Holder's C21 Shares (less an amount in respect of interest, if any, awarded by the Court) exceeds the paid-up capital for the purposes of the Tax Act of such shares (as determined under the Tax Act).

Where a Dissenting Resident Holder is an individual, any deemed dividend will be included in computing that Dissenting Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. In the case of a Dissenting Resident Holder that is a corporation, any deemed dividend will be included in its income and generally will be deductible in computing its taxable income. However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be treated as proceeds of disposition or as a capital gain and not as a dividend under subsection 55(2) of the Tax Act. Dissenting Resident Holders that are corporations should consult their own tax advisors in this regard.

A Dissenting Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on any dividend that it is deemed to have received to the extent that the dividend is deductible in computing the corporation's taxable income.

A Dissenting Resident Holder will also be considered to have disposed of such Dissenting Resident Holder's C21 Shares for proceeds of disposition equal to the amount, if any, paid by C21 to such Dissenting Resident Holder less (i) an amount in respect of interest, if any, awarded by the Court and (ii) the amount of any deemed dividend (as described above). A Dissenting Resident Holder may realize a capital gain (or sustain a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the C21 Shares to the Dissenting Resident Holder and reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatments as described above under the heading "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Taxation of Capital Gains and Capital Losses".

Interest (if any) awarded by a Court to a Dissenting Resident Holder will be included in the Dissenting Resident Holder's income for the purposes of the Tax Act.

Resident Holders who wish to exercise Dissent Rights should consult their own tax advisors with respect to the income tax consequences applicable to their particular circumstances.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder (including a Dissenting Resident Holder) that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or at any time in the taxation year a "substantive CCPC" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of taxable capital gains, interest and certain dividends. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax on Resident Holders who are Individuals

Capital gains realized and dividends received or deemed to be received, by a Resident Holder (including a Dissenting Resident Holder) that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Exchange of C21 Options for Replacement Options

The following portion of this summary is applicable to a C21 Optionholder who, for purposes of the Tax Act and at all relevant times, (i) received their C21 Options in respect of, in the course of, or by virtue of, their employment with C21 or one of its subsidiaries, and (ii) is or is deemed to be resident in Canada (a "Resident Optionholder").

Provided the Replacement Option In-The-Money Amount in respect of a Replacement Option received by a Resident Optionholder in exchange for a C21 Option does not exceed the C21 Option In-The-Money Amount in respect of the C21 Option so exchanged, subsection 7(1.4) of the Tax Act should apply to the exchange of such option such that (i) the Resident Optionholder will be deemed not to have disposed of the C21 Option so exchanged, (ii) the Replacement Option received by the Resident Optionholder will be deemed to be the same option as and a continuation of the C21 Option so exchanged, and (iii) the Resident Optionholder will not be required to include any amount in their income as a result of the exchange of such C21 Option for the Replacement Option.

It is intended that the Replacement Option In-The-Money Amount in respect of the Replacement Option received by a Resident Optionholder will not exceed the C21 Option In-The-Money Amount in respect of the C21 Option exchanged for such Replacement Option, however, no assurances can be made in this regard. C21 Optionholders should consult their own tax advisors with respect to the income tax consequences applicable to their particular circumstances.

Eligibility for Investment

A Vireo Share received under the Arrangement would be, if issued on the Effective Date, a "qualified investment" under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP"), registered disability savings plan ("RDSP"), tax-free savings account ("TFSA"), first home savings account ("FHSA" and, together with RRSP, RRIF, RESP, RDSP and TFSA, "Registered Plans") or deferred profit sharing plan, provided that the Vireo Shares are listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the CSE) or Vireo is otherwise a "public corporation" (other than a "mortgage investment corporation") (both as defined in the Tax Act).

Notwithstanding the foregoing, if the Vireo Shares are a "prohibited investment" for a Registered Plan, the holder, subscriber or annuitant of the particular Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Vireo Shares will generally not be a "prohibited investment" provided that such holder, subscriber or annuitant, as the case may be, deals at arm's length with Vireo and does not have a "significant interest" in Vireo (as defined in the Tax Act for the purposes of the prohibited investment rules). In addition, the Vireo Shares will not be a prohibited investment if they are "excluded property" (as defined in subsection 207.01(1) of the Tax Act) for a Registered Plan.

Resident Holders that intend to hold the Vireo Shares in a Registered Plan or a deferred profit sharing plan should consult their own tax advisors in regard to their particular circumstances.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, C21 Shares or Vireo Shares in the course of carrying on a business in Canada (a "Non-Resident Holder"). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere or an "authorized foreign bank" (as such term is defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends on Vireo Shares

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Vireo Shares generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention. For example, under the Convention Between the U.S. and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), a Non-Resident Holder who is resident in the U.S. for purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividends, and who is fully entitled to the benefits under the Canada-U.S. Tax Convention (a "U.S. Treaty Holder") will generally be subject to Canadian withholding tax at a reduced rate of 15% of the amount of such dividends (or 5% of the amount of such dividends received by a U.S. Treaty Holder that is a company that holds at least 10% of the voting stock of Vireo). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI") of which Canada is a signatory, affects many of Canada's bilateral tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors in this regard.

Exchange of C21 Shares for Vireo Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of their C21 Shares pursuant to the Arrangement, nor will any capital losses arising therefrom be recognized under the Tax Act, unless the C21 Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non- Resident Holder at the time of such disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention, including as a result of the application of the MLI.

Provided that the C21 Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes the CSE) at the time of disposition, such shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any particular time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied concurrently: (a) more than 50% of the fair market value of the C21 Shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable properties situated in Canada, (ii) "timber resource property" (as such term is defined in the Tax Act), (iii) "Canadian resource property" (as such term is defined in the Tax Act), or (iv) options in respect of, or interests in, or for civil law, rights in, any of the foregoing property, whether or not the property exists; and (b) 25% or more of the issued shares of any class or series of the capital stock of C21 were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm's length, or (iii) partnerships in which the Non-Resident Holder or a person referred to in (ii) holds a membership interest directly or indirectly through one or more partnerships. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, C21 Shares may be deemed to be "taxable Canadian property".

In the event that the C21 Shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, such Non-Resident Holder may be entitled to relief under the provisions of an applicable income tax treaty or convention if the C21 Shares are "treaty protected property" to the Non- Resident Holder. C21 Shares owned by a Non-Resident Holder will generally be treaty protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, be exempt from tax under Part I of the Tax Act.

Exchange of C21 Subordinate Voting Shares for C21 Common Shares

If the C21 Subordinate Voting Shares are considered to be taxable Canadian property, but not treaty protected property to a Non-Resident Holder at the time of disposition, such Non-Resident Holder will generally be subject to the same income tax considerations as those discussed above with respect to Resident Holders under "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Exchange of C21 Subordinate Voting Shares for C21 Common Shares", including the potential for the deferral of any capital gain or loss that would otherwise be realized on the disposition of C21 Subordinate Voting Shares in exchange for C21 Common Shares under the provisions of section 86 of the Tax Act.

Exchange of C21 Common Shares for Vireo Shares

If the C21 Common Shares are considered to be taxable Canadian property, but not treaty protected property to a Non-Resident Holder at the time of disposition, such Non-Resident Holder will generally be subject to the same income tax considerations as those discussed above with respect to Resident Holders under "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Exchange of C21 Common Shares for Vireo Shares", including the potential for the deferral of any capital gain or loss that would otherwise be realized on the disposition of C21 Common Shares in exchange for Vireo Shares under the provisions of section 85.1 of the Tax Act. In addition, if section 85.1 of the Tax Act applies, Vireo Shares that are acquired by the Non-Resident Holder in exchange for C21 Common Shares that were taxable Canadian property of the Non-Resident Holder will be deemed to be, at any time that is within 60 months after such exchange, taxable Canadian property of the Non-Resident Holder.

If the C21 Shares are "taxable Canadian property" to a Non-Resident Holder, the Non-Resident Holder may in certain circumstances be required to file a Canadian tax return reporting the disposition of their C21 Shares pursuant to the Arrangement, even if no gain is realized by the Non-Resident Holder on the disposition or the gain is otherwise exempt from Canadian tax under the provisions of an applicable income tax treaty or convention.

Non-Resident Holders whose C21 Shares are, or may be, taxable Canadian property should consult their own tax advisors for advice regarding their particular circumstances, including whether their C21 Shares constitute treaty protected property, and any resulting Canadian tax reporting obligations.

Disposition of Vireo Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any gain realized on the disposition or deemed disposition of its Vireo Shares acquired pursuant to the Arrangement, nor will any capital losses arising therefrom be recognized under the Tax Act, unless the Vireo Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non- Resident Holder at the time of such disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention, including as a result of the application of the MLI.

Provided that the Vireo Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes the CSE) at the time of disposition, such shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any particular time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied concurrently: (a) more than 50% of the fair market value of the Vireo Shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable properties situated in Canada, (ii) "timber resource property" (as such term is defined in the Tax Act), (iii) "Canadian resource property" (as such term is defined in the Tax Act), or (iv) options in respect of, or interests in, or for civil law, rights in, any of the foregoing property, whether or not the property exists; and (b) 25% or more of the issued shares of any class or series of the capital stock of Vireo were owned by one or any combination of (i) the Non- Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm's length, or (iii) partnerships in which the Non-Resident Holder or a person referred to in (ii) holds a membership interest directly or indirectly through one or more partnerships. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Vireo Shares may be deemed to be "taxable Canadian property".

In circumstances where a Vireo Share is, or is deemed to be, taxable Canadian property of the Non-Resident Holder, any capital gain that would be realized on the disposition of such security that is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention will generally be subject to the same Canadian income tax consequences discussed above for a Resident Holder. See "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Taxation of Capital Gains and Capital Losses". Such Non-Resident Holders should consult their tax advisors about their particular circumstances.

Non-Resident Holders whose Vireo Shares may constitute taxable Canadian property should consult their own tax advisors with respect to the Canadian federal income tax consequences of disposing of their Vireo Shares, including any resulting Canadian tax reporting obligations.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights (a "Dissenting Non-Resident Holder") will be deemed to have transferred its C21 Shares to C21 and will be entitled to be paid the fair value of such C21 Shares. The Dissenting Non-Resident Holder will be deemed to have received a taxable dividend equal to the amount by which the amount paid by C21 to the Dissenting Non-Resident Holder for the C21 Shares (less an amount in respect of interest, if any, awarded by a Court to the Dissenting Non-Resident Holder) exceeds the paid-up capital of such shares (as determined under the Tax Act). The amount of the deemed dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and a country in which the Dissenting Non-Resident Holder is resident as discussed above under the heading "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada - Dividends on Vireo Shares".

A Dissenting Non-Resident Holder will also be considered to have disposed of its C21 Shares for proceeds of disposition equal to the amount paid by C21 to such Dissenting Non-Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend (as described above). A Dissenting Non-Resident Holder may realize a capital gain (or sustain a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the C21 Shares to the Dissenting Non-Resident Holder and reasonable costs of disposition. A Dissenting Non- Resident Holder generally will not be subject to tax under the Tax Act on any capital gain realized on the disposition of C21 Shares to C21, provided that the C21 Shares are not taxable Canadian property (as discussed above under the heading "Certain Canadian Federal Income Tax Considerations - Non- Residents of Canada - Exchange of C21 Shares") of the Dissenting Non-Resident Holder at the time of the disposition or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act. If such C21 Shares constitute "taxable Canadian property" of the Dissenting Non-Resident Holder, such Dissenting Non-Resident Holder generally will be subject to the same Canadian income tax consequences as described under the above heading "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada - Disposition of Vireo Shares".

Where a Dissenting Non-Resident Holder receives interest in connection with the exercise of Dissent Rights, such amount will generally not be subject to Canadian withholding tax.

Non-Resident Holders who wish to exercise Dissent Rights should consult their own tax advisors with respect to the income tax consequences applicable to their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) arising from the Arrangement and the ownership and disposition of the Vireo Shares received pursuant to the Arrangement, as well as to a Non-U.S. Holder (as defined below) arising from the ownership and disposition of Vireo Shares received pursuant to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from the Arrangement or the ownership or disposition of Vireo Shares received pursuant to the Arrangement or to a Non-U.S. Holder arising from the ownership and disposition of Vireo Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular C21 Shareholder that may affect the U.S. federal income tax considerations applicable to such C21 Shareholder including, without limitation, specific tax considerations applicable to a C21 Shareholder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular C21 Shareholder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders arising from the Arrangement or the ownership or disposition of Vireo Shares received pursuant to the Arrangement or to Non-U.S. Holders arising from the ownership or disposition of Vireo Shares received pursuant to the Arrangement. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local and non-U.S. tax considerations arising from the Arrangement and the ownership or disposition of Vireo Shares received pursuant to the Arrangement, and each Non-U.S. Holder should consult its own tax advisors regarding the foregoing tax considerations arising from the ownership and disposition of Vireo Shares received pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the United States Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations described herein. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary is based upon the provisions of the U.S. Tax Code, U.S. Department of the Treasury regulations (whether final, temporary, or proposed) promulgated thereunder ("Treasury Regulations"), published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

C21 Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to C21 Shareholders that are subject to special provisions of the U.S. Tax Code, including without limitation, C21 Shareholders that: (a) are tax-exempt or governmental organizations or entities, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker- dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own C21 Common Shares (or, after the Arrangement, Vireo Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire C21 Common Shares (or, after the Arrangement, Vireo Shares) in connection with the exercise or cancellation of C21 Options, C21 RSUs, C21 DSUs, other similar securities of C21 or otherwise as compensation for services; (g) hold C21 Common Shares (or, after the Arrangement, Vireo Shares) other than as a capital asset within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships or other "pass-through" entities (and investors in such partnerships or entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 5% or more of the total combined voting power or value of the outstanding shares of C21 (or, after the Arrangement, Vireo); (l) are U.S. expatriates or former long- term residents of the United States; or (m) hold the C21 Common Shares (or, after the Arrangement, Vireo Shares) in connection with a trade or business, permanent establishment, or fixed base outside the United States. C21 Shareholders that are subject to special provisions under the U.S. Tax Code, including, without limitation, C21 Shareholders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations arising from the Arrangement and the ownership and disposition of Vireo Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds C21 Common Shares (or, after the Arrangement, Vireo Shares), the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax considerations applicable to any such entity, arrangement or partner (or other owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as other pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from the Arrangement and the ownership and disposition of Vireo Shares received pursuant to the Arrangement.

U.S. Holders

For purposes of this summary, a "U.S. Holder" means a beneficial owner of C21 Common Shares (or, after the Arrangement, Vireo Shares) that participates in the Arrangement or exercises Dissent Rights in connection with the Arrangement that is, for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

• an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

As used in this summary, a "Non-U.S. Holder" means a beneficial owner of C21 Common Shares (or, after the Arrangement, Vireo Shares) that participates in the Arrangement or exercises Dissent Rights in connection with the Arrangement that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Certain Transactions Not Addressed

This summary does not address the U.S. federal income tax considerations of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including without limitation, the following:

• any vesting, conversion, assumption, disposition, exercise, exchange or other transaction involving any rights to acquire C21 Shares or Vireo Shares, including C21 Options, C21 RSUs, C21 DSUs, C21 Warrants and C21 Debentures;

• any exchange or conversion of C21 Subordinate Voting Shares into C21 Common Shares; and

• any transaction, other than the Arrangement, in which C21 Shares or Vireo Shares are acquired.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL UNITED STATES TAX CONSIDERATIONS ARISING FROM THE ARRANGEMENT OR THE OWNERSHIP AND DISPOSITION OF VIREO SHARES RECEIVED PURSUANT TO THE ARRANGEMENT. C21 SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS ARISING FROM THE ARRANGEMENT AND THE OWNERSHIP AND DISPOSITION OF VIREO SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Classification of Vireo as a U.S. Domestic Corporation

For U.S. federal income tax purposes, Vireo is treated as a U.S. domestic corporation pursuant to Section 7874(b) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder notwithstanding that Vireo is organized under the provisions of the BCBCA.

Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from Vireo being treated as a U.S. domestic corporation for U.S. federal income tax purposes. For example, it is not clear whether Vireo qualifies for certain benefits under the Canada-U.S. Tax Convention, which could have a material adverse effect on its financial condition and results of operations. In addition, dividends paid by Vireo to holders of Vireo Shares will be subject to Canadian or U.S. income tax withholding, depending on the tax residence of the applicable holder, and such dividend payments may not be eligible for a reduced rate of withholding under the Canada-U.S. Tax Convention or eligible for a foreign tax credit with respect to any foreign income taxes paid. A Non-U.S. Holder that is not treated as a resident of either the United States or Canada may be subject to both U.S. and Canadian withholding tax. This summary does not attempt to describe all such U.S. federal income tax considerations of Vireo's treatment as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax considerations applicable to Vireo and holders of Vireo Shares.

Generally, Vireo is subject to U.S. federal income tax on all of its worldwide income (regardless of its source) and is required to file a U.S. federal income tax return annually with the IRS. Vireo is also subject to income tax in Canada. It is unclear how the foreign tax credit rules under the U.S. Tax Code will apply in certain circumstances, given the treatment of Vireo as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of Vireo in Canada. Accordingly, it is possible that Vireo will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that Vireo Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes. The remainder of this summary assumes that Vireo continues to be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

U.S. Federal Income Tax Considerations of the Arrangement to U.S. Holders

Passive Foreign Investment Company Rules - Pre-February 1, 2020 Shareholders Not Addressed

C21 believes it was not a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297(a) of the U.S. Tax Code for each of its tax years ending January 31, 2020 through January 31, 2024 and ending March 31, 2024 through March 31, 2026. Based on current business plans and financial expectations, C21 does not anticipate that it will be a PFIC for its current tax year. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. No opinion of legal counsel or ruling from the IRS concerning the status of C21 as a PFIC has been obtained or is currently planned to be requested. Accordingly, there can be no assurance that the IRS will not challenge any determination made by C21 concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of C21 and the tax considerations applicable to such U.S. Holder if C21 is classified as a PFIC.

C21 has not made, and has no plans to make, a formal determination as to whether it was a PFIC for tax years prior to February 1, 2020. U.S. Holders should be aware that C21 may have been a PFIC for tax years prior to February 1, 2020. If C21 was a PFIC at any time during a U.S. Holder's holding period for C21 Common Shares, then (absent certain elections) it would continue to be a PFIC as to such U.S. Holder and as to those C21 Common Shares. The tax considerations applicable to U.S. Holders for whom C21 may be a PFIC are beyond the scope of this discussion. This discussion addresses only the U.S. federal income tax considerations applicable to U.S. Holders who acquired their C21 Common Shares after January 31, 2020.

U.S. Holders who acquired C21 Common Shares before February 1, 2020, or after that date by gift or inheritance, should consult their own tax advisors regarding the PFIC rules and their application to the Arrangement.

Exchange of C21 Common Shares for Vireo Shares by U.S. Holders in the Arrangement

The exchange of C21 Common Shares for Vireo Shares pursuant to the Arrangement (the "Share Exchange") is intended to qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the U.S. Tax Code (a "Reorganization"). Provided the exchange of C21 Common Shares for Vireo Shares qualifies as a Reorganization, a U.S. Holder of C21 Common Shares will not recognize any gain or loss on the exchange of its C21 Common Shares for Vireo Shares. Neither C21 nor Vireo has sought or obtained either a ruling from the IRS or an opinion of legal counsel regarding the U.S. federal income tax considerations of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the treatment of the Share Exchange as a Reorganization or that U.S. courts will uphold the status of the Share Exchange as a Reorganization in the event of an IRS challenge. The U.S. federal income tax considerations of the Share Exchange qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own tax advisors regarding the proper tax treatment of the Share Exchange.

If the Share Exchange qualifies as a Reorganization, the U.S. federal income tax considerations of the Arrangement applicable to a U.S. Holder of C21 Common Shares (other than a Dissenting U.S. Holder (as defined below)) will be as follows:

• a U.S. Holder would not recognize gain or loss as a result of the Arrangement;

• a U.S. Holder's aggregate tax basis in the Vireo Shares received pursuant to the Share Exchange would generally be the same as such U.S. Holder's aggregate tax basis in the C21 Common Shares surrendered in exchange therefor; and

• a U.S. Holder's holding period for the Vireo Shares received in the Share Exchange would include such U.S. Holder's holding period for the C21 Common Shares surrendered in exchange therefor.

If a U.S. Holder holds different blocks of C21 Common Shares (generally as a result of having acquired different blocks of C21 Common Shares at different times or at different costs), such U.S. Holder's tax basis and holding period in its Vireo Shares may be determined with reference to each block of C21 Common Shares for which they are exchanged.

If the Share Exchange does not qualify as a Reorganization, the U.S. federal income tax considerations of the Arrangement to a U.S. Holder of C21 Common Shares should be as follows:

• a U.S. Holder would recognize gain or loss on the Share Exchange equal to the difference, if any, between (a) the fair market value (expressed in U.S. dollars) of the Vireo Shares received in exchange for the C21 Common Shares and (b) the adjusted tax basis (expressed in U.S. dollars) in the C21 Common Shares surrendered;

• a U.S. Holder's aggregate tax basis of the Vireo Shares received pursuant to the Share Exchange would generally be equal to the fair market value of the C21 Common Shares on the date of receipt; and

• a U.S. Holder's holding period for the Vireo Shares would begin on the day after the Share Exchange.

Any gain or loss described in the first bullet point immediately above would be capital gain or loss, which would be long-term capital gain or loss if such C21 Common Shares were held for longer than one year on the date of the Share Exchange. Preferential U.S. federal income tax rates currently apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There are currently no preferential U.S. federal income tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

Exercise of Dissent Rights by U.S. Holders

For U.S. federal income tax purposes, a U.S. Holder that receives a payment for its C21 Common Shares pursuant to the exercise of Dissent Rights (a "Dissenting U.S. Holder") will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the U.S. dollar value of the cash received by such Dissenting U.S. Holder (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) such Dissenting U.S. Holder's adjusted tax basis (expressed in U.S. dollars) in the C21 Common Shares surrendered in exchange therefor. Such recognized gain or loss would generally constitute capital gain or loss, which will be long- term capital gain or loss if such C21 Common Shares have been held for longer than one year as of the date of the Share Exchange. Preferential U.S. federal income tax rates currently apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. There are currently no preferential U.S. federal income tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

U.S. Federal Income Tax Considerations to U.S. Holders of the Ownership and Disposition of Vireo Shares Received Pursuant to the Arrangement

Distributions on Vireo Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Vireo Share will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of Vireo, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Vireo, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in its Vireo Shares and thereafter as gain from the sale or exchange of such Vireo Shares (see "Sale or Other Taxable Disposition of Vireo Shares" below). Distributions on the Vireo Shares constituting dividend income paid to U.S. Holders that are U.S. corporations may qualify for the dividends received deduction, subject to various limitations. Subject to applicable limitations, dividends paid by Vireo to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Vireo Shares

Upon the sale or other taxable disposition of Vireo Shares, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in such Vireo Shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other taxable disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such Vireo Shares are held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

Foreign Tax Credits and Limitations

Because it is anticipated that Vireo will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Vireo Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all non-U.S. income taxes paid by the U.S. Holder during the tax year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer's U.S. federal income tax that the taxpayer's foreign-source taxable income bears to the taxpayer's worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign-source or U.S.-source. The status of Vireo as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by Vireo to be treated as U.S.-source rather than foreign-source income for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from Vireo. Similarly, to the extent a sale or disposition of the Vireo Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Vireo Shares constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In addition, Treasury Regulations that apply to non-U.S. taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The U.S. Department of the Treasury has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations. In each case, however, the U.S. Holder should be able to deduct the U.S. Holder's Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in foreign currency to a U.S. Holder in connection with the ownership of Vireo Shares following the Arrangement, or on the sale, exchange or other taxable disposition of Vireo Shares following the Arrangement, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution or proceeds, or, if applicable, the date of settlement if the Vireo Shares are traded on an established securities market, regardless of whether the foreign currency is converted into U.S. dollars at that time. These same rules would generally apply to any foreign currency received by a Dissenting U.S. Holder pursuant to the exercise of Dissent Rights. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.- source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of foreign currency.

Information Reporting and Backup Withholding

Payments of dividends on, and proceeds arising from the sale or other taxable disposition of, Vireo Shares will generally be subject to information reporting and backup withholding, currently at a rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

U.S. Federal Income Tax Considerations to Non-U.S. Holders of the Ownership and Disposition of Vireo Shares Received Pursuant to the Arrangement

Distributions on Vireo Shares

Generally, distributions (including constructive distributions) treated as dividends as described above under "U.S. Federal Income Tax Considerations to U.S. Holders of the Ownership and Disposition of Vireo Shares Received Pursuant to the Arrangement - Distributions on Vireo Shares" paid to a Non-U.S. Holder of Vireo Shares following the Share Exchange will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E, or other applicable documentation, certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation for a reduced treaty rate, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. In the case of any constructive distribution, it is possible that this tax would be withheld from any amount owed to the Non-U.S. Holder, including, but not limited to, distributions of cash, Vireo Shares or sales proceeds subsequently paid or credited to such Non-U.S. Holder. If Vireo is a USRPHC (as defined below) and the Vireo Shares are not "regularly traded", as defined by applicable Treasury Regulations, on an established securities market, distributions which constitute a return of capital will be subject to withholding tax unless an application for a withholding certificate is filed to reduce or eliminate such withholding.

Distributions that are treated as effectively connected with a trade or business conducted by a Non-U.S. Holder within the United States are generally not subject to the 30% withholding tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI stating that the distributions are not subject to withholding because they are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If a Non-U.S. Holder is engaged in a trade or business in the United States and the distribution is effectively connected with the conduct of that trade or business (or, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the distribution will generally be subject to U.S. federal income tax at the regular U.S. federal income tax rates applicable to U.S. persons (subject to any modification provided under an applicable income tax treaty). Any U.S. effectively connected income received by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition of Vireo Shares

Subject to the discussions below under "Information Reporting and Backup Withholding" and "FATCA", a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Vireo Shares following the Share Exchange unless:

• the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (or, if required, by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States);

• the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

• the Vireo Shares constitute a U.S. real property interest (a "USRPI") by reason of Vireo's status as a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes.

A Non-U.S. Holder which has gain that is described in the first bullet point immediately above will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular U.S. federal income tax rates generally in the same manner as if such Non-U.S. Holder were a U.S. Holder. In addition, a corporate Non-U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, Vireo believes that it has not been, is not currently, and does not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, because the determination of whether Vireo is a USRPHC depends on the fair market value of Vireo's USRPIs relative to the fair market value of Vireo's non-U.S. real property interests and other business assets, there can be no assurance Vireo will not become a USRPHC in the future. Even if Vireo were to become a USRPHC following the Arrangement, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of the Vireo Shares following the Arrangement will not be subject to U.S. federal income tax if the Vireo Shares are "regularly traded", as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of the Vireo Shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on the Vireo Shares following the Arrangement generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on the Vireo Shares paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds from the sale or other taxable disposition of the Vireo Shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Vireo Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting and backup withholding.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed under Sections 1471 to 1474 of the U.S. Tax Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, the Vireo Shares paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the U.S. Tax Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners", as defined in the U.S. Tax Code, or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the U.S. Tax Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on the Vireo Shares. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of such stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders should consult their own tax advisors regarding the potential application of withholding under FATCA to their holding of Vireo Shares.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER'S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO YOU ARISING FROM THE ARRANGEMENT AND THE HOLDING AND DISPOSING OF VIREO SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

PROCEDURES FOR DELIVERY OF VIREO CONSIDERATION

Letter of Transmittal

At the time of sending this Circular to each C21 Shareholder, C21 is also sending to each Registered C21 Shareholder the Letter of Transmittal. In order to receive a share certificate or DRS Advice representing Vireo Shares, a Registered C21 Shareholder must properly complete and return the enclosed Letter of Transmittal, all documents required thereby in accordance with the instructions set out therein, and such additional documents and instruments as the Depositary may reasonably require. Registered C21 Shareholders can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Failure to submit the Letter of Transmittal as required within six (6) years of the Effective Date will result in loss of entitlement of a C21 Shareholder to receive Vireo Shares.

C21 and Vireo reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected C21 Shareholder. The granting of a waiver to one or more C21 Shareholders does not constitute a waiver for any other C21 Shareholder. C21 and Vireo reserve the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificate(s) or DRS Advice(s) representing C21 Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. C21 recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

The Letter of Transmittal is for use by Registered C21 Shareholders only and is not to be used by Beneficial C21 Shareholders. Beneficial C21 Shareholders should contact their Intermediary for instructions and assistance in receiving the Consideration for their C21 Shares. See "Procedures for Delivery of Vireo Consideration - Procedure for Exchange of C21 Shares" below. C21 Shareholders must instruct their brokers or other Intermediaries promptly in order to receive the Consideration to which they are entitled under the Arrangement as soon as possible after the Effective Date.

If you have any questions relating to the Letter of Transmittal and the deposit of C21 Shares, please contact the Depositary at (587) 885-0960 or by email at corp.actions@odysseytrust.com.

Procedure for Exchange of C21 Shares

To receive Consideration Shares, Registered C21 Shareholders must deposit with the Depositary their certificate(s) or DRS statement(s) representing their C21 Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require. If a Registered C21 Shareholder wishes to register the Consideration Shares in a name other than the name in which the C21 Shares are registered at the Effective Time, such Registered C21 Shareholder must also provide the applicable transfer documentation noted in the instructions to the Letter of Transmittal.

The Letter of Transmittal is for use by Registered C21 Shareholders only and is not to be used by Beneficial C21 Shareholders. Beneficial C21 Shareholders should contact their broker or other Intermediary for instructions and assistance in receiving the Consideration in respect of their C21 Shares.

Following receipt of the Final Order and prior to the Effective Date, Vireo will deposit sufficient Vireo Shares with the Depositary to satisfy the Consideration issuable to the C21 Shareholders (other than with respect to Dissenting Shares held by Dissenting Shareholders who have duly and validly exercised their Dissent Rights and have not withdrawn their notice of objection).

As soon as reasonably practicable after the Effective Date (but subject to the Plan of Arrangement), the Depositary will forward to each C21 Shareholder that submitted a duly completed Letter of Transmittal to the Depositary, together with the certificate(s) or DRS Advice(s) (if applicable) representing the C21 Shares held by such C21 Shareholder, the certificate(s), DRS Advice(s) (or other electronic evidence of issue) representing the Vireo Shares issuable to such C21 Shareholder pursuant to the Plan of Arrangement, which shares will be registered in such name or names as set out in the Letter of Transmittal and either (i) e-mailed to the C21 Shareholder at the e-mail address specified in the Letter of Transmittal, (ii) delivered to the address or addresses as such C21 Shareholder directed in their Letter of Transmittal, (iii) if no address or e-mail address has been specified in the Letter of Transmittal, forwarded to the address of the C21 Shareholder on the register of the C21 Shares, or (iv) made available for pick up at the offices of the Depositary in accordance with the instructions of the C21 Shareholder in the Letter of Transmittal.

Treatment of Fractional Shares

No fractional Vireo Shares will be issued to C21 Shareholders. Where the aggregate number of Vireo Shares to be issued to a C21 Shareholder as consideration under the Arrangement would result in a fraction of a Vireo Share being issuable, the number of Vireo Shares to be received by such C21 Shareholder shall be rounded down to the nearest whole Vireo Share without any payment or compensation in lieu of such fractional Vireo Share.

Lost Certificates

In the event any certificate, which immediately prior to the Effective Time represented one or more outstanding C21 Common Shares that were transferred to Vireo pursuant to the Plan of Arrangement, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Consideration Shares deliverable in accordance with such holder's duly completed and executed Letter of Transmittal less any amounts withheld pursuant to the Plan of Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the holder to whom such Consideration Shares are to be delivered shall, as a condition precedent, give a bond satisfactory to Vireo and the Depositary (each acting reasonably) in such sum as Vireo may direct or otherwise indemnify C21, Vireo and the Depositary in a manner satisfactory to C21, Vireo and the Depositary , each acting reasonably, against any claim that may be made against any one or all of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Termination of Rights after Six Years

Any former C21 Shareholder who fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary in order to receive the Consideration Shares to which such former holder is entitled pursuant to the Plan of Arrangement on or before the sixth anniversary of the Effective Date will cease to have any claim or interest of any nature whatsoever in such Consideration Shares or in any certificate or DRS Advice representing C21 Shares formerly held by such former C21 Shareholder. Any Consideration Shares, together with any distributions or dividends thereon, to which such former holder would otherwise have been entitled shall be deemed to have been surrendered for no consideration to Vireo.

Withholding Rights

Vireo, C21, and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable, issuable or otherwise deliverable to any C21 Shareholder or any other securityholder of C21 under the Plan of Arrangement (including any payment to Dissenting Shareholders), such amounts as C21, Vireo or the Depositary, as the case may be, is required to deduct or withhold with respect to such payment under any provision of any federal, provincial, territorial, state, local or foreign tax Law as counsel may advise is required to be so deducted or withheld by C21, Vireo or the Depositary, as the case may be. For the purposes of the Plan of Arrangement and of the Arrangement Agreement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person under the Plan of Arrangement, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of C21, Vireo or the Depositary, as the case may be. Each of C21, Vireo and the Depositary, as applicable, is authorized to sell or otherwise dispose of, on behalf of such person in respect of which a deduction or withholding was made, such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds to C21, Vireo or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and C21, Vireo or the Depositary shall notify such person and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. None of C21, Vireo or the Depositary will be liable for any loss arising out of any sale under the Plan of Arrangement.

Treatment of Dividends

All dividends and distributions made after the Effective Time with respect to any Vireo Shares allotted and issued pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the holder of such Vireo Shares. Subject to the Plan of Arrangement, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

OTHER BUSINESS

The management of C21 does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in the Meeting Materials.

DISSENT RIGHTS

Registered C21 Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their C21 Shares in cash. If Dissent Rights are exercised in respect of a significant number of C21 Shares, a substantial cash payment may be required to be made to such C21 Shareholders, which could have an adverse effect on C21's financial condition and cash resources.

The following is a summary of the provisions of the BCBCA relating to a C21 Shareholder's dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its C21 Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (collectively, the "Dissent Procedures").

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendix E, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights. The Interim Order expressly provides Registered C21 Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted) of all, but not less than all, of the holder's C21 Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, C21 Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the Beneficial C21 Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depositary, such as CDS, of which the Intermediary is a participant. Accordingly, a Beneficial C21 Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the C21 Shares are re-registered in the Beneficial C21 Shareholder's name).

With respect to C21 Shares in connection with the Arrangement, pursuant to the Interim Order, a Registered C21 Shareholder may exercise rights of dissent under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, provided that, notwithstanding Section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to C21, Attention: Chief Financial Officer, at its registered office located at 1900 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H4, by no later than 5:00 p.m. (Pacific Time) on August 5, 2026, or at least two Business Days prior to any adjournment or postponement of the Meeting.

To exercise Dissent Rights, a C21 Shareholder must dissent with respect to all C21 Shares of which it is the registered or beneficial owner. A Registered C21 Shareholder who wishes to dissent must deliver written Notice of Dissent to C21 as set forth above and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. Any failure by a C21 Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder's Dissent Rights. Beneficial C21 Shareholders who wish to exercise Dissent Rights must cause each Registered C21 Shareholder holding their C21 Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered C21 Shareholder.

To exercise Dissent Rights, a Registered C21 Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other Beneficial C21 Shareholder who beneficially owns C21 Shares registered in the C21 Shareholder's name and on whose behalf the C21 Shareholder is dissenting; and must dissent with respect to all of the C21 Shares registered in his, her or its name or if dissenting on behalf of a Beneficial C21 Shareholder, with respect to all of the C21 Shares registered in his, her or its name and beneficially owned by the Beneficial C21 Shareholder on whose behalf the C21 Shareholder is dissenting. The Notice of Dissent must set out the number of C21 Shares in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such Notice Shares constitute all of the C21 Shares of which the C21 Shareholder is both the registered and beneficial owner and the C21 Shareholder owns no other C21 Shares beneficially, a statement to that effect; (b) if such Notice Shares constitute all of the C21 Shares of which the C21 Shareholder is both the registered and beneficial owner, but the C21 Shareholder owns additional C21 Shares beneficially, a statement to that effect and the names of the Registered C21 Shareholders who hold those other C21 Shares, the number of C21 Shares held by each such Registered C21 Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other C21 Shares; or (c) if the Dissent Rights are being exercised by a Registered C21 Shareholder on behalf of the beneficial owner of such C21 Shares who is not the Registered C21 Shareholder, a statement to that effect and the name and address of the Beneficial C21 Shareholder and a statement that the Registered C21 Shareholder is dissenting with respect to all C21 Shares of the Beneficial C21 Shareholder registered in such Registered C21 Shareholder's name.

If the Arrangement Resolution receives the Required C21 Approval, and C21 notifies a registered holder of Notice Shares of C21's intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such C21 Shareholder must, within one month after C21 gives such notice, send to C21 a written notice that such C21 Shareholder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered C21 Shareholder on behalf of a Beneficial C21 Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the C21 Shareholder becomes a Dissenting Shareholder, and is bound to sell and C21 is bound to purchase those C21 Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a C21 Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution, does not constitute a Notice of Dissent.

Dissenting Shareholders who are:

(a) ultimately entitled to be paid fair value for their C21 Shares, will be deemed to have transferred their C21 Shares to C21 as of the Effective Time, without any further act or formality and free and clear of all Liens, and shall be entitled to receive an amount equal to such fair value and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such C21 Shares; or

(b) ultimately not entitled, for any reason, to be paid fair value for such C21 Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of C21 Shares; but in no case will C21 be required to recognize such persons as holding C21 Shares on or after the Effective Date.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissenting Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissenting Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or C21, may apply to the Court, and the Court may determine the payout value of the Dissenting Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on C21 to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value of the C21 Shares as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted. After a determination of the fair value of the Dissenting Shares, C21 must then promptly pay that amount to the Dissenting Shareholder.

In no circumstances will C21, the Depositary or any other person be required to recognize Dissenting Shareholders as C21 Shareholders after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register as C21 Shareholders at the Effective Time. In no circumstances will C21 or any other person be required to recognize a person as a Dissenting Shareholder:

(i) unless such person is the holder of the C21 Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with C21's written consent. If any of these events occur, C21 must return the share certificates or book-entry advice statements representing the C21 Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a C21 Shareholder.

If you dissent, there can be no assurance that the amount you receive as fair value for your C21 Shares will be more than or equal to the Consideration under the Arrangement.

Each C21 Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendices C and E, respectively, and seek his, her or its own legal advice.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of Vireo to complete the Arrangement that Dissent Rights shall not have been exercised with respect to C21 Shares representing in the aggregate more than 5% of the votes attached to the issued and outstanding C21 Shares. If Dissent Rights are exercised in respect of C21 Shares representing in the aggregate more than 5% of the votes attached to the issued and outstanding C21 Shares, the Arrangement will not proceed unless Vireo waives such condition.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a Registered C21 Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures, will result in the loss of your Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Canadian Federal Income Tax Considerations - Residents of Canada - Dissenting Resident Holders", "Certain Canadian Federal Income Tax Considerations - Non-Residents of Canada - Dissenting Non- Resident Holders", and "Certain United States Federal Income Tax Considerations - Payments Related to Dissent Rights".

INFORMATION CONCERNING VIREO

Information relating to Vireo is contained in Appendix F to this Circular.

INFORMATION CONCERNING VIREO FOLLOWING THE ARRANGEMENT

Upon completion of the Arrangement, each C21 Shareholder will become a shareholder of Vireo. Information relating to Vireo after completion of the Arrangement is contained in Appendix G to this Circular.

INFORMATION CONCERNING C21

The following information is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the business, financial and share capital position of C21 as at the date of the Circular (unless otherwise stated). Such information should be read together with the information described below under "Information Concerning C21 - Documents Incorporated by Reference" and the information concerning C21 elsewhere in the Circular.

Certain statements contained in this section "Information Concerning C21", and in the documents incorporated by reference herein, constitute forward-looking statements. Such forward-looking statements relate to future events or C21's future performance and readers are cautioned that actual results may vary. See "Introduction - Cautionary Note Regarding Forward-looking Statements and Risks". Readers should also carefully consider the matters and cautionary statements discussed under the heading "Risk Factors" in this Circular, under the heading "Risk Factors" in this section "Information Concerning C21" and under the heading "Risk Factors" in the C21 Annual Report and C21 Annual MD&A.

Documents Incorporated by Reference

Information in respect of C21 and its Subsidiaries has been incorporated by reference in this Circular from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from C21 at info@cxxi.ca. These documents are also available under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following documents of C21, filed by C21 with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into and form an integral part of this Circular.

(a) the C21 Annual Report;

(b) audited annual consolidated financial statements for the years ended March 31, 2026 and 2025, together with the notes thereto and the independent auditor's report thereon;

(c) the C21 Annual MD&A;

(d) management information circular dated August 21, 2025 prepared in connection with the annual general meeting of C21 Shareholders held on September 23, 2025; and

(e) material change report dated June 22, 2026, with respect to the entering into of the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus (excluding confidential material change reports) filed by C21 with a securities commission or any similar regulatory authority in Canada after the date of this Circular and prior to the Effective Date, are deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

Overview

C21 was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987, as Empire Creek Mines Inc. On May 11, 1987, C21 changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, C21 changed its name to C21 Investments Inc.

On June 15, 2018, the C21 Common Shares were delisted from the TSX Venture Exchange and on June 18, 2018, the C21 Common Shares commenced trading on the CSE under the symbol "CXXI". C21 registered the C21 Common Shares in the United States and on May 6, 2019, and the C21 Common Shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol "CXXIF".

On August 23, 2019, C21 announced it had been approved for trading on the OTCQB Venture Market, and on September 28, 2020 C21 commenced trading on the OTCQX under the symbol "CXXIF".

C21's corporate office and principal place of business is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4. C21's telephone number is +1 833-289-2994 and its corporate website is www.cxxi.ca.

Intercorporate Relationships

C21 conducts its business primarily in the United States through subsidiary companies. The following table lists C21's material direct subsidiaries, their jurisdiction of incorporation, and percentage owned by C21 directly, indirectly or beneficially.

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
Silver State Culativation LLC	USA	100%	USD	Cannabis Producer
Silver State Relief LLC	USA	100%	USD	Cannabis Retailer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

Description of the Business

C21 is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in Nevada, U.S.A. C21 is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential and multi-market branded consumer packaged goods ("CPG").

C21 focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) retail operational excellence and expanding its retail footprint through value-add acquisitions in existing markets, and (ii) branded CPG expansion through both captive retail and wholesale channels. C21 focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

C21 currently holds licenses in Nevada, spanning the entire cannabis supply chain. C21 is operated by a management team that has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology, healthcare, and venture capital. C21's management team also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

Further information relating to C21 is contained in the C21 Annual Report and the C21 Annual MD&A, which are incorporated by reference into this Circular, and are available under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See "Information Concerning C21 - Documents Incorporated by Reference".

Consolidated Capitalization

Other than the following, there have been no material changes in C21's share and loan capitalization, on a consolidated basis, since March 31, 2026, the date of C21's most recently filed consolidated financial statements incorporated by reference in this Circular:

• On May 1, 2026, C21 issued an aggregate of 287,134 C21 Common Shares in connection with the settlement of certain C21 RSUs; and

• On May 27, 2026, pursuant to the terms of a settlement agreement entered into by C21 with respect to certain actions filed in the Oregon State Circuit Court for Clackamas County and the Oregon Court of Appeals by two owners of Proudest Monkey Holdings, LLC ("Proudest Monkey") and an action filed in the Supreme Court of British Columbia by Proudest Monkey and one of its owners, C21 issued 555,793 C21 Common Shares to certain owners of Proudest Monkey (the "Proudest Monkey Settlement").

Description of Share Capital

C21 Common Shares

C21 is authorized to issue an unlimited number of C21 Common Shares without par value of which 118,678,994 C21 Common Shares are issued and outstanding as at the date hereof. Each C21 Common Share ranks equally with all other C21 Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of C21 and payment of dividends. The holders of C21 Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the C21 Board. The holders of C21 Common Shares have no pre-emptive or conversion rights. No right or special right attached to issued C21 Common Shares may be prejudiced or interfered with unless the holders of C21 Common Shares consent by a separate special resolution of the holders of shares of that class, being the affirmative vote of at least two- thirds of the votes cast at a meeting of holders of C21 Common Shares called for that purpose.

C21 Subordinate Voting Shares

Effective as of September 8, 2025, C21 completed certain transactions pursuant to which, among other things, C21 amended its Articles and Notice of Articles to create a new class of shares designated as "Subordinate Voting Shares".

The creation and issuance of the C21 Subordinate Voting Shares was undertaken in order to minimize the proportion of the outstanding voting securities of C21 that are held by "U.S. persons" (as defined in Regulation S) for purposes of determining whether C21 is a "foreign private issuer" as defined under the U.S. Exchange Act. This has been accomplished by way of a private placement issuance of 100,000,000 C21 Subordinate Voting Shares to a single officer of C21 who is resident in Canada. As each C21 Subordinate Voting Share is initially convertible at the option of the holder, under certain circumstances and subject to certain restrictions as further set forth in the Special Rights and Restrictions attaching to the C21 Subordinate Voting Shares, into 0.000001 of a C21 Common Share (the "Conversion Ratio"), the creation and issuance of the C21 Subordinate Voting Shares resulted in the significant increase in the number of voting securities of C21 held by non-U.S. persons. Each C21 Subordinate Voting Share entitles the holder thereof to one vote in respect of each C21 Common Share into which such C21 Subordinate Voting Share could ultimately be converted which, pending adjustments to the Conversion Ratio, would be equal to 0.000001 votes per C21 Subordinate Voting Share. The Conversion Ratio is subject to change based on certain adjustments pursuant to the Special Rights and Restrictions attaching to the C21 Subordinate Voting Shares. For additional information, readers should refer to the full text of the Special Rights and Restrictions attaching to the C21 Subordinate Voting Shares which can be found in C21's amended Articles available under C21's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

C21 Convertible Securities

In addition, as of the date of this Circular, there are: (i) 5,375,000 C21 Shares issuable upon the exercise of outstanding C21 Options, which have an exercise price of C$0.53 per share; (ii) 833,339 C21 Shares issuable pursuant to the settlement of outstanding C21 RSUs; (iii) 1,275,000 C21 Shares issuable pursuant to the settlement of outstanding C21 DSUs; (iv) 1,422,222 C21 Shares issuable upon the exercise of outstanding C21 Debentures; and (v) 4,000,000 C21 Shares issuable upon the exercise of outstanding C21 Warrants, which have an exercise price of $0.55 per share.

Prior Sales

In the twelve-month period prior to the date of this Circular, C21 has issued the following C21 Shares, and securities convertible into C21 Shares:

Date of Issuance	Type of Security	Issue Price	Number Issued
September 10, 2025(1)	Common shares	C$0.45	90,666
October 31, 2025(1)	Common shares	C$0.45	108,443
December 31, 2025(1)	Common shares	C$0.45	119,644
May 1, 2026(2)	Common shares	-	287,134
May 6, 2026(3)	Common shares	-	555,793

Notes:

(1) Issued pursuant to the conversion of C21 Debentures.

(2) Issued pursuant to the settlement of C21 RSUs.

(3) Issued in connection with the Proudest Monkey Settlement.

Trading Price and Volume

The C21 Shares are listed and posted for trading on the CSE under the symbol "CXXI".

The following table sets forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the C21 Shares on the CSE from July 1, 2025, up to and including July 2, 2026:

Month	Price (C$)
	High	Low	Volume
June 2025	0.24	0.19	395,049
July 2025	0.34	0.20	1,004,889
August 2025	0.68	0.28	2,169,167
September 2025	0.55	0.395	942,449
October 2025	0.63	0.47	1,570,269
November 2025	0.56	0.29	778,851
December 2025	0.68	0.34	2,017,992
January 2026	0.54	0.40	444,597
February 2026	0.46	0.37	452,227
March 2026	0.445	0.295	682,940
April 2026	0.54	0.335	998,540
May 2026	0.425	0.34	770,784
June, 2026	0.47	0.325	1,257,031
July 1 - 2, 2026	0.35	0.33	69,000

The closing price of the C21 Shares on the CSE as of July 2, 2026, the last trading day prior to the date of this Circular was C$0.335. The closing price of the C21 Shares on the CSE on June 12, 2026, the last trading day prior to the Announcement Date, was C$0.365. The table above provides trading details regarding trades in C21 Shares made through the facilities of the CSE and is not indicative of any trades of the C21 Shares made through any platform or exchange other than the CSE.

If the Arrangement is completed, all of the C21 Shares will be owned by Vireo and the C21 Shares will be delisted from the CSE, subject to the rules and policies of the CSE.

Ownership of Securities

Please see "The Arrangement - Interests of Certain Persons in the Arrangement - Securities Held by Directors and Officers of C21" for a table outlining, as at the Record Date, the number of C21 Shares, C21 Options, C21 RSUs and C21 DSUs beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and officers of C21, or their respective associates or affiliates.

Intentions With Respect to the Arrangement

The Supporting C21 Shareholders have agreed, subject to the terms and conditions of their respective Voting Support Agreements, to vote all of the C21 Shares held by such Supporting C21 Shareholder, either directly or indirectly, in favour of the Arrangement Resolution. See "Transaction Agreements - The Voting Support Agreements".

Dividends

C21 has not declared or paid any dividends on the C21 Common Shares since the date of its incorporation. C21 intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the foreseeable future. The C21 Board may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the C21 Board considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the C21 Board and will depend on C21's capital requirements, results of operations and such other factors as the C21 Board considers relevant.

Material Contracts

Other than the Arrangement Agreement, the Debenture Indenture and the Warrant Indenture, there are no contracts that are material to C21 that were entered into within the last financial year of C21 or before the last financial year but is still in effect (other than contracts entered into in the ordinary course of business of C21). See "Transaction Agreements - The Arrangement Agreement" for a description of the Arrangement Agreement.

Risk Factors

The operations of C21 are subject to risks due to the nature of its business. An investment in C21 Shares involves significant risks, which should be carefully considered by C21 Shareholders. In addition to information set out elsewhere, or incorporated by reference, in this Circular (see "Risk Factors"), C21 Shareholders should carefully consider the following risk factors which are the most applicable to C21. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which C21 spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the cannabis business, C21 strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Risks Related to the Cannabis Industry

While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm.

Ninety-four percent (94%) of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult- use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 ("CSA"), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, C21 may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on C21's business and operations.

Individual U.S. state laws do not always conform to U.S. federal regulatory standards, or to other U.S. state laws. A number of states have decriminalized marijuana to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalized and/or created medical marijuana exemptions. Several states have also legalized the recreational use of cannabis. Variations exist among states that have legalized, decriminalized or created medical marijuana exemptions. For example, Oregon and Colorado have limits on the number of marijuana plants that can be home grown. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of a medical marijuana license or that person's caregiver. Even in those states in which the use and commercialization of marijuana has been legalized, its use remains a violation of U.S. federal law.

C21 is currently aware of 47 states of the United States, the District of Columbia, and four out of five U.S. territories, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Additionally, the sale and adult-use of recreational cannabis is legal in 24 U.S. states and the District of Columbia, including: Alaska, Arizona, California, Colorado, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Rhode Island, Vermont, Virginia, and Washington. At the federal level, however, adult-use cannabis currently remains a Schedule I controlled substance under the CSA while state-legal medical marijuana and drugs containing marijuana which have been approved by the Food and Drug Administration ("FDA") have recently been rescheduled to Schedule III. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. Schedule III drugs have currently accepted medical use in treatment in the United States and abuse of the drug may lead to moderate or low physical dependence or high psychological dependence, As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. Even with the rescheduling of state-medical marijuana and FDA approved drugs, if those substances are not manufactured, possessed, and distributed pursuant to the CSA, these activities remain illegal.

Although C21's activities are in compliance with applicable state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve C21 of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against C21. Any such proceedings brought against C21 may adversely affect C21's operations and financial performance.

C21 could face a number of operational risks and may not be adequately insured for such risks.

C21 will be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws or regulations, natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, C21's properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on C21's operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on C21's future cash flows, earnings and financial condition.

Proceeds from C21's financings could be considered proceeds of crime which may restrict C21's ability to pay dividends or effect other distributions to its shareholders.

Currently, C21 engages in the manufacture, distribution, possession and sale of cannabis in the U.S. medical and adult-use cannabis markets, and therefore the enforcement of U.S. federal laws is a significant risk to C21. Unless and until the U.S. Congress amends the CSA (or the Drug Enforcement Agency ("DEA") reschedules all forms of cannabis and establishes a pathway for state-legal cannabis operators to comply with the CSA or de-schedules cannabis), there is a risk that U.S. federal authorities, including the United States Attorney's Office for the District of Nevada, may enforce current federal law, and C21 may be deemed to be possessing, manufacturing, and trafficking marijuana in violation of U.S. federal law. Such activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the U.S. Currency and Foreign Transactions Reporting Act of 1970 ("Bank Secrecy Act"). Additionally, C21 may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law with respect to C21's current or proposed business operations. As to the timing or scope of any such potential amendments to the CSA, there can be no assurances to when or if any potential amendments will be enacted. Active enforcement of the current federal statutory laws and regulatory rules regarding cannabis may thus directly and/or indirectly and adversely affect C21's future operations, cash flows, earnings, and financial condition.

C21 could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of C21 who are not U.S. citizens face the risk of being barred from entry into the United States for life.

Management may not be able to predict all new emerging risks or how such risks may impact actual results of C21 in the highly regulated, highly competitive and rapidly evolving U.S. cannabis industry.

As a result of the conflicting views between individual state governments and the U.S. federal government regarding cannabis, investments in U.S. cannabis businesses are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then U.S. Deputy Attorney General, James Cole, authorized a memorandum (the "Cole Memo") addressed to all United States Attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several U.S. states have enacted laws relating to cannabis for medical purposes. The Cole Memo outlined certain priorities for the U.S. Department of Justice ("DOJ") relating to the prosecution of cannabis offenses. In particular, the Cole Memo noted that in jurisdictions that have enacted laws legalizing cannabis in some form, and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, that conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

On January 4, 2018, Jeff Sessions, the U.S. Attorney General at the time, issued a memorandum (the "Sessions Memo") to all United States Attorneys, which rescinded the Cole Memo in its entirety. The Sessions Memo provided that in deciding which marijuana activities to prosecute under U.S. federal laws, prosecutors should follow the same well-established principles that govern all U.S. federal prosecutions. Following the release of the Sessions Memo, the fate of state-legal cannabis is uncertain, and the risk of prosecution varies from state to state based on the posture, priorities and resources of each United States Attorney's Office for each applicable state.

Although the Cole Memo was rescinded, one legislative safeguard for the medical cannabis industry, appended to federal appropriations legislation, remains in place. Currently referred to as the "Rohrabacher- Blumenauer Amendment", this so-called "rider" provision has been appended to the Consolidated Appropriations Acts every year since fiscal year 2015. Under the terms of the Rohrabacher-Blumenauer rider, the federal government is prohibited from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. There can be no assurances that the Rohrabacher-Blumenauer Amendment will be included in future appropriations bills to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law.

In October of 2022, the Biden Administration announced its intention to review the regulation of cannabis under the CSA by directing the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to expeditiously review marijuana's Schedule I status. On August 29, 2023, the Secretary of Health and Human Services ("HHS") delivered a recommendation to move cannabis from Schedule I to Schedule III to the DEA.

On May 21, 2024, the DEA published a proposed rule in the Federal register by which it proposed to transfer marijuana from Schedule I of the Controlled Substances Act to Schedule III. The DEA stated that the re- scheduling would be "consistent with the view of the Department of Health and Human Services that marijuana has a currently accepted medical use as well as HHS's views about marijuana's abuse potential and level of physical or psychological dependence." The DEA further stated that "if the transfer to Schedule III is finalized, the regulatory controls applicable to Schedule III controlled substances would apply, as appropriate, along with existing marijuana-specific requirements and any additional controls that might be implemented, including those that might be implemented to meet U.S. treaty obligations. If marijuana is transferred to Schedule III, the manufacture, distribution, dispensing, and possession of marijuana would remain subject to the applicable criminal prohibitions of the Controlled Substances Act. Any drugs containing a substance within the Controlled Substances Act's definition of 'marijuana' would also remain subject to the applicable prohibitions in the Federal Food, Drug, and Cosmetic Act."

On August 29, 2024, the DEA announced in the Federal Register that it would be holding a hearing on December 2, 2024, to address procedural and scheduling matters. Merits-based hearings were set to begin on January 1, 2025, with testimony from government witnesses, but these hearings were stayed indefinitely and later terminated. Meanwhile, federal litigation alleging impropriety by DEA in connection with the rescheduling remains pending. On December 18, 2025, President Trump signed an executive order directing U.S. Attorney General Pam Bondi to complete the rescheduling process in an "expeditious manner."

On April 23, 2026, the DOJ announced that it placed FDA-approved marijuana products and products containing medical marijuana subject to a qualifying state-issued license in Schedule III and announced that the DEA would be withdrawing the prior notice of hearing and terminating those proceedings. The DEA will hold new administrative hearings beginning on June 29, 2026.

On April 28, 2026, the DEA issued rules in the Federal Register rescheduling FDA-approved marijuana products and products containing medical marijuana from a state medical marijuana license from Schedule I to Schedule III of the CSA ("Rescheduling Rule"). The Rescheduling Rule also created an expedited process for state medical marijuana licensees to register with the DEA enabling these entities holding state medical marijuana licenses to engage in the manufacture, distribution, and/or dispensing of marijuana for medical purposes under federal law. The Rescheduling Rule did not appear to address or amend the legality of adult-use marijuana which are subject to the new administrative hearings beginning on June 29, 2026.

Given the conflict of laws and regulations, there is no certainty as to how the DOJ, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurance that the Trump Administration would not change the current enforcement policies, priorities and resources and choose to enforce the subject federal laws. C21 regularly monitors ongoing developments in this regard.

Violations of any laws and regulations could result in significant fines, penalties, administrative sanctions, forfeiture, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on C21, including its reputation and ability to conduct business, its title (directly or indirectly) to cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, its operating results, and profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for C21 to estimate the time or resources that would be needed for the investigation of any such matters or the final resolution of such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested and degree of enforcement by the applicable authorities involved, and such time or resources could be substantial.

As a company listed on the CSE, C21 accesses the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its U.S. holdings that operate in the U.S. cannabis industry. There is no assurance that C21 will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from residents, citizens, venture capital, private equity and banks in the United States may be limited due to their unwillingness to be associated with activities that violate U.S. federal laws. Notwithstanding the above, the Secure and Fair Enforcement Banking Act of 2019 (the "SAFE Banking Act") would be a positive development for the industry and access to more affordable banking and lending.

Changes to current laws and regulation may impose substantial costs on C21.

Local, state and federal cannabis laws and regulations in the United States are broad in scope and subject to evolving interpretations, which could require C21 to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of C21's business plan and result in a material adverse effect on certain aspects of C21's planned operations. Furthermore, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of C21's cannabis business. C21 cannot predict the nature of any future laws, rules, regulations, resolutions, declarations, policy positions, interpretations or applications, nor can it determine what affect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on C21's business.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, C21's business, results of operations, financial condition and prospects would be materially adversely affected.

C21 is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect on C21's business, results of operations, financial condition and prospects.

Beginning in September 2019, the United States media began reporting on potential vape related illnesses and death based on conditions resembling pneumonia, that consumers of flavored nicotine and flavored THC vaping products were experiencing. Vaping product sales are a material source of revenue for C21. Although there has been no conclusive medical or scientific determination as to the cause of the subject conditions, management believes that C21's products do not contain any of the components or chemicals, including but not limited to vitamin E acetate, which were implicated as possible sources of the condition, and which were identified by the United States Centers for Disease Control based on laboratory findings released on November 8, 2019. Out of an abundance of caution, governors of certain US states took precautionary, short-term actions until a more conclusive link between vaping products and the condition is determined.

The cannabis industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants, including C21.

C21 operates in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks. C21 incurs ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of C21.

Further, C21 may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect its ability to conduct its business.

Litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact on C21's financial statements could also occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

The cannabis industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of C21 and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce C21's earnings on investments and could make future capital investments or C21's operations uneconomic.

The cannabis industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants in the industry, such as C21, which cannot be readily predicted.

Regulatory scrutiny of C21's industry may negatively impact its ability to raise additional capital.

C21's business activities rely on newly established and/or developing laws and regulations. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect C21's profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, the SEC, the DOJ, the Financial Industry Regulatory Authority or other federal, applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding C21's industry may adversely affect the business and operations of C21, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, which could reduce, delay or eliminate any return on investment in C21.

C21's operations in the U.S. are subject to applicable anti-money laundering laws and regulations.

C21 is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial record keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

C21's operations and any proceeds thereof may be considered proceeds of crime since cannabis remains illegal federally in the United States. This restricts the ability of C21 to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while C21 has no current intention to declare or pay dividends on its shares in the foreseeable future, C21 may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time in response to factors outside of C21's control.

C21 may have difficulty accessing the services of banks and processing credit card payments in the future, which may make it difficult to operate. To mitigate this risk, C21 has maintained banking relations with three banks and credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), FFB-First Fresno Bank (California) and Greater Nevada Credit Union (Nevada). Through these banks and credit unions, C21 is able to access banking services to support its Nevada cannabis operations.

Losing access to traditional banking, or bank-specific liquidity risks, could have a significant effect on our ability to operate, conclude financings and achieve returns.

Since the use of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. The inability to open or maintain traditional bank accounts may make it difficult to operate C21's cannabis business. To mitigate this risk, C21 has maintained banking relations with three private credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), Salal (Washington State) and Greater Nevada Credit Union (Nevada). Through these private credit union banks, C21 can access comprehensive banking services including cash management checking accounts, ACH transfer processing, cash pick-up and delivery services, debit card and credit card processing, online banking, and processing of bank wires and transfers.

The recent closures of Silicon Valley Bank, Signature Bank and First Republic Bank and their placement into receivership with the Federal Deposit Insurance Corporation ("FDIC") have identified bank-specific liquidity risks and concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at Silicon Valley Bank and Signature Bank would have access to their funds, even deposit amounts that exceed FDIC deposit insurance limits, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages.

The February 2014 U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN") guidance advising prosecutors of money laundering and other financial crimes not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities are being violated (such as keeping marijuana away from children and out of the hands of organized crime) (the "FinCEN Guidance"), sets forth certain circumstances whereby it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. However, as discussed above, most banks and other financial institutions do not feel comfortable providing banking services to cannabis-related businesses, or relying on the FinCEN guidance which could be revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis- related businesses.

Accordingly, C21 may have limited or no access to banking or other financial services in the U.S. in the future and may have to operate C21's U.S. business on a cash-only basis. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. While the United States House of Representatives has passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, it remains under consideration by the Senate, and if Congress fails to pass the SAFE Banking Act, C21's inability, or limitations on C21's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for C21 to operate and conduct its business as planned or to operate efficiently. The prospects of the SAFE Banking Act, or some permutation thereof, becoming law is uncertain as of the date of this Circular.

C21's operations in the United States may be subject to heightened scrutiny.

C21's existing operations in the United States cannabis market, and any future interests, may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies or other authorities in Canada. As a result, C21 may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on C21's ability to invest in the United States or any other jurisdiction.

Given the heightened risk profile associated with cannabis in the United States, it was previously reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS, refuse to settle trades for cannabis issuers that have investments in the United States. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017, reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis- related activities in the United States, despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (the "TMX MOU") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange (the "TSXV"). The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States.

The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of C21 Shareholders to make and settle trades. In particular, the C21 Common Shares would become highly illiquid and until an alternative was implemented investors would have no ability to affect a trade of C21 Common Shares through the facilities of a stock exchange.

Unfavorable publicity or consumer perception of cannabis may have an adverse effect on the demand for C21's products.

C21 believes the adult-use and medical cannabis industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical cannabis and on the business, results of operations, financial condition, cash flows or prospects of C21. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or associating the consumption of adult-use and medical cannabis with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports, findings or other media attention will not arise.

Public opinion may result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public's perception of cannabis in the United States, or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which C21 could expand. Any limits on future expansion may have a material adverse effect on C21's business, financial condition, and results of operations.

State and local laws and regulations may heavily regulate brands and forms of cannabis products and there is no guarantee that C21's current and proposed brands and products will remain or be approved for sale and distribution in any state.

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance notice of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While C21 will continue to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such future products will be approved to the extent necessary. For the products that are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise.

The business premises of C21 are a target for theft, which may have an adverse impact on its financial condition and results of operations.

The business premises of C21 are a target for theft. While C21 has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing, distribution and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and C21 fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, cannabis products, cultivation and processing equipment, and cash could have a material adverse impact on the business, financial condition, results of operation and property of C21.

As consumer perceptions of cannabis evolve, C21 may face unfavorable publicity or consumer perception.

The state-legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and will continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of C21. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medical and adult-use cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the nature of legalization (for example, support for legalization of medical versus recreational cannabis). C21's ability to maintain and increase market acceptance of its company and products may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful, and their failure may have an adverse effect on C21.

Product liability claims or regulatory actions against C21 could result in increased costs, could adversely affect C21's reputation with its clients and consumers generally, and could have a material adverse effect on the business.

As a manufacturer and distributor of products designed to be ingested by humans, C21 faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. This is particularly true in light of the United States media news, beginning in September 2019, regarding potential vaporizer (vape) related illnesses and deaths. C21 closely monitors the news reports on this topic, including results from the investigations being conducted by the CDC, and put out a statement over its social media feed on September 11, 2019 confirming its commitment to consumer safety, discussing the rigorous quality control and testing of its products, and explaining that none of its vape products are manufactured with vitamin E acetate, or any other additives, thickeners or agents. C21 further disclosed its complete ingredient list for all of its vape products. In addition, the manufacture and sale of marijuana involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, C21 may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against C21 could result in increased costs, could adversely affect C21's reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of C21. There can be no assurances that C21 will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of C21's potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of C21.

As the cannabis industry is nascent, expectations regarding the development of the market may not be accurate and may change.

Due to the early stage of the state-legal cannabis industry, forecasts regarding the size of the industry and the sales of products are inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of C21.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs which relies on a healthy supply chain.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of an operator. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a single source supplier were to go out of business, an operator might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an operator, and consequently, C21. Given the recent, systemic issues with the global supply chain, there is an increased risk of interruption or negative change in the availability of key inputs C21 relies upon which could materially adversely impact C21 in the current supply chain environment and into the foreseeable future.

Operational and General Business Risks

C21 (and the third parties with whom it works) is subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Its actual or perceived failure (or that of the third parties with whom it works) to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

C21's employees and personnel may use generative artificial intelligence ("AI") technologies to assist with their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. C21's use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If C21 are unable to use generative AI, this could make its business less efficient and result in competitive disadvantages.

Obligations related to data privacy and security (and consumer's data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires C21 to devote significant resources and may necessitate changes to its services, information technologies, systems, and practices and to those of any third parties with whom it works.

C21 may at times fail, or be perceived to have failed, in its efforts to comply with its data privacy and security obligations. Moreover, despite its efforts, C21's personnel or third parties with whom it works may fail to comply with such obligations, which could negatively impact its business operations. If C21 or the third parties with whom it works fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, it could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

Any of these events could have a material adverse effect on C21's reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize its products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to its business model or operations.

C21may face litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities.

C21's participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against C21. Litigation, complaints and enforcement actions involving C21 could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on C21's future cash flows, earnings, results of operations and financial condition.

Should any litigation in which C21 is or becomes involved be determined against C21, such a decision could adversely affect C21's ability to continue operating and the market price for its common shares. Even if C21 wins current or future litigation, such litigation can redirect significant resources.

C21 has identified material weaknesses in its internal control over financial reporting, and if it is unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, C21 may be at risk to accurately report financial results or detect fraud, which could have a material adverse effect on C21's business.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company's internal controls over financial reporting and an attestation report by C21's independent auditors addressing this assessment, if applicable. Based on a review of C21's internal controls over financial reporting, management concluded that C21's internal controls over financial reporting was not effective due to the existence of material weaknesses related to inadequate segregation of duties in certain financial reporting processes, lack of evidence and review of certain internal controls processes, and partly due to C21's small size insufficient personnel with an appropriate level of technical accounting knowledge and experience relative to C21's complexity and financial accounting and reporting requirements resulting in certain errors within C21's consolidated financial statements in accordance with U.S. GAAP. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls. Management intends on expanding the scope of services with C21's independent outside accounting consultants in order to remediate this weakness, among other measures.

C21 cannot provide any assurances that it will be able to remediate its existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist, reoccur or otherwise be discovered, a risk that is significantly increased in light of the complexity of C21's business. If C21's efforts to remediate this material weakness, as described in the C21 Annual Report, is not successful or if other deficiencies occur, its ability to accurately and timely report its financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in late filings of C21's annual or interim reports under the U.S. Exchange Act, restatements of C21's consolidated financial statements or other corrective disclosures. C21's failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm C21's business and negatively impact the trading price of the C21 Common Shares. In addition, future changes in C21's accounting, financial reporting, and regulatory environment may create new areas of risk exposure. Failure to modify C21's existing control environment accordingly may impair C21's controls over financial reporting and cause C21's investors to lose confidence in the reliability of its financial reporting, which may adversely affect C21's share price, suspension of trading or removal of the C21 Common Shares from the OTCQX International Market, or other material adverse effects on C21's business, reputation, results of operations, financial condition or liquidity. Furthermore, if C21 continues to have this existing material weakness, other material weaknesses or significant deficiencies in the future, it could create a perception that C21's financial results do not fairly state its financial condition or results of operations. Any of the foregoing could have an adverse effect on the value of the C21 Common Shares.

C21's operations are subject to environmental regulation in the various jurisdictions in which it operates, which may adversely affect C21's operations.

C21's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect C21's operations.

C21 is dependent on governmental approvals, licenses and permits to operate, and failure to obtain or maintain such approvals, licenses and permits may adversely affect C21's operations.

Government approvals and permits are currently, and may in the future, be required in connection with C21's operations or future operations. To the extent such approvals are required and not obtained or maintained, C21 may be curtailed or prohibited from its current or proposed production, manufacturing, processing, distribution or sale of cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. C21 may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production or manufacturing of cannabis, or more stringent implementation thereof, could have a material adverse impact on C21 and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production or manufacturing or require abandonment or delays in development.

Further, C21 may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate its marijuana business. In addition, C21 may not be able to comply fully with the wide variety of laws and regulations applicable to the marijuana industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on C21's ability to operate the marijuana business, which could have a material adverse effect on C21's business. Further, should any state in which C21 considers a license important not grant, extend or renew such license or should it renew such license on different terms or decide to grant more than the anticipated number of licenses, the business, financial condition and results of operations of C21 could be materially adversely affected.

C21 may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to C21, could subject C21 to significant liabilities and other costs.

C21's success may likely depend on its ability to use and develop new extraction technologies, recipes, know-how and new strains of marijuana without infringing the intellectual property rights of third parties. C21 cannot assure that third parties will not assert intellectual property claims against it. C21 is subject to additional risks if entities licensing to its intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against C21, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which C21 may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject C21 to injunctions prohibiting the development and operation of its applications.

C21 may need to incur significant expenses to enforce its proprietary rights, and if C21 is unable to protect such rights, its competitive position could be harmed.

C21 regards proprietary methods and processes, domain names, trade names, trade secrets, recipes and other intellectual property as critical to its success. C21's ability to protect its proprietary rights is critical for the success of its business and its overall financial performance. C21 has taken certain measures to protect its intellectual property rights. However, C21 cannot assure that such measures will be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary information and intellectual property is difficult and expensive. Any steps C21 has taken to prevent misappropriation of its proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in the cannabis industry is uncertain and still evolving. In particular, the laws and enforcement procedures in some developing countries are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in Canada, the United States and other developed countries.

C21's operations are impacted by general economic trends.

Any worldwide economic slowdown and tightening of credit in the financial markets may impact the business of C21's customers, which could have an adverse effect on C21's business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States and elsewhere could adversely affect C21's business, financial condition, results of operations and property.

C21 faces significant costs in order to gain and increase market acceptance of its products.

C21's ability to gain and increase market acceptance of its products depends on its ability to educate the public on the benefits of its marijuana products. It also requires C21 to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful, and their failure may have an adverse effect on C21's operations.

C21 may not have adequate insurance coverage, which may adversely impact C21's business, results of operations and profitability.

C21 requires insurance coverage for a number of risks, including business interruption, environmental matters and contamination, product liability, personal injury and property damage. Although C21 believes that the events and amounts of liability covered by its insurance policies will be reasonable, considering the risks relevant to its business, and the fact that agreements with users contain limitations of liability, there can be no assurance that such coverage will be available or sufficient to cover claims to which C21 may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, C21's financial resources, results of operations and prospects could be adversely affected. Further, because C21 is engaged in the cannabis industry, there may be additional difficulties and complexities associated with such insurance coverage that could cause C21 to suffer uninsured losses, which could adversely impact C21's business, results of operations and profitability.

C21 faces risks related to tax credits and deductions.

Currently, U.S. state licensed adult-use cannabis businesses are assessed at a comparatively high effective U.S. federal income tax rate due to Section 280E of the U.S. Tax Code, which prohibits businesses associated with trafficking in Schedule I and II substance from deducting certain expenses. The IRS has invoked Section 280E of the U.S. Tax Code in tax audits against various cannabis businesses in the United States that are permitted under applicable U.S. state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. In addition, on June 28, 2024, the IRS published a press release reminding taxpayers that cannabis remains a Schedule I controlled substance until a final rule is published that reschedules cannabis and, therefore, cannabis is still subject to the limitations of Section 280E of the U.S. Tax Code, and stating that taxpayers that have filed amended returns seeking a refund of taxes paid related to Section 280E of the U.S. Tax Code are not entitled to a refund or payment and that the IRS is taking steps to address these claims. While there are currently several pending cases before various U.S. administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E of the U.S. Tax Code favourable to cannabis businesses. Given these facts, the impact of any such challenges cannot be reliably estimated; however, it may be significant to the financial condition and/or the overall operations of C21.

C21 has taken the position that it does not owe taxes attributable to the application of Section 280E of the U.S. Tax Code, including the planned refiling of amended U.S. federal income tax returns in the next few months. The refiling of tax returns will be for the years ended January 31, 2022, January 31, 2023, January 31, 2024, and March 31, 2024, based on legal interpretations that challenge its tax liability under Section 280E of the U.S. Tax Code. Because C21's tax positions could be challenged by the IRS and other taxing authorities and C21 may not be wholly successful in defending its tax positions, C21 records reserves for unrecognized tax benefits based on its assessment of the probability of successfully sustaining its tax filing positions. Management exercises significant judgment when assessing the probability of successfully sustaining C21's tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount.

C21 may be at risk of increased scrutiny from the IRS on past and future tax filings and, in the normal course of business, C21 receives notices, from time to time, from various local, state, and federal tax agencies. If the IRS makes a determination that C21 is not in compliance with Section 280E of the U.S. Tax Code, C21 may be required to pay any difference in the amounts owed, in addition to penalties and interest, which could equal or exceed the amounts reserved by C21, exceed the amount of cash on hand and materially impact C21's financial condition or results of operations.

The Rescheduling Rule has moved FDA approved drugs containing cannabis and state-licensed medical cannabis to Schedule III making 280E inapplicable to these forms of marijuana. Unless and until adult-use marijuana is rescheduled, 280E continues to apply to that form of marijuana. On April 23, 2026, the IRS announced that it will issuing guidance in light of Rescheduling. It is currently unclear how Rescheduling will impact C21's operations.

Results of future clinical research may negatively impact demand for C21's products.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although C21 believes that the articles, reports and studies to date support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for C21's products with the potential to lead to a material adverse effect on C21's business, financial condition, results of operations or prospects.

C21 faces risks inherent in an agricultural business, including adverse weather conditions and rising energy costs.

Adult-use and medical marijuana are agricultural products. There are risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of C21's products. The occurrence of severe adverse weather conditions, especially droughts, fires, storms or floods is unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply of cannabis. Adverse weather conditions may be exacerbated by the effects of climate change and may result in the introduction and increased frequency of pests and diseases. The effects of severe adverse weather conditions may reduce C21's yields or require C21 to increase its level of investment to maintain yields. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects and pests, which could negatively affect cannabis crops. Future droughts might reduce the yield and quality of C21's cannabis production, which could materially and adversely affect C21's business, financial condition and results of operations.

Adult-use and medical marijuana growing operations consume considerable energy, making C21 potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of C21.

C21 relies on third-party contractors to maintain its information technology systems.

C21 relies on information technology ("IT") systems and networks in its operations which are provided and maintained by third-party contractors. The availability, capacity, reliability and security of these IT systems could be subject to network disruptions caused by a variety of malicious sources, including computer viruses, security breaches, cyber-attacks and theft, as well as network and/or hardware disruptions resulting from unexpected failures such as human error, software or hardware defects, natural disasters, fire, flood or power loss. C21's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support C21's business in the event of any such failure and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that if such an event were to occur, C21's response may not be adequate to immediately address all of the potential repercussions of the incident. In the event of a disaster affecting C21's IT systems, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. The failure of C21's IT systems or a component thereof could, depending on their nature, materially impact its financial condition, results of operations, reputation and share price.

Unauthorized access to C21's IT systems as a result of cyber-attacks could lead to exposure, corruption or loss of confidential information, and disruption to C21's communications, operations, business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could expose C21 to financial losses and regulatory or legal action. C21's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber- security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

C21 applies technical and process controls in line with industry-accepted standards to protect information, assets and systems. Although these measures are robust, they cannot possibly prevent all types of cyber- threat. There is no assurance that C21 will not suffer losses associated with cyber-security breaches in the future, and C21 may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber-threats continue to evolve, C21 may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Prolonged periods of inflation could increase costs, have an adverse effect on general economic conditions and impact consumer spending, which could impact C21's profitability and have a material adverse effect on C21's business and results of operations.

Inflation has risen on a global basis and countries around the world are experiencing historically high levels of inflation. If the inflation rate continues to increase, it can also push up the costs of labor and other expenses. There is no assurance that C21's revenues will increase at the same rate to maintain the same level of profitability. Inflation and government efforts to combat inflation, such as raising the benchmark interest rate, could increase market volatility and have an adverse effect on the financial market and general economic conditions. Such adverse conditions could negatively impact demand for C21's products, which could adversely affect C21's profitability, results of operations and cash flow.

Currency fluctuations may have a material adverse effect on C21's business, financial condition and operating results.

Due to C21's present operations in the United States, and its intention to continue future operations outside Canada, C21 is expected to be exposed to significant currency fluctuations. All or substantially all of C21's revenue will be earned in U.S. dollars, but operating expenses are incurred in both U.S. and Canadian dollars. C21 does not have currency hedging arrangements in place, and there is no expectation that C21 will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar may have a material adverse effect on C21's business, financial condition and operating results. C21 may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if C21 develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of C21 at any time since the beginning of C21's last financial year and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

See "The Arrangement - Interests of Certain Persons in the Arrangement" and "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the commencement of C21's most recently completed financial year has a director or executive officer of C21, an associate of any such director or executive officer (including companies controlled by them), an employee of C21 or any of its subsidiaries, or a former executive officer, director or employee of C21 or any of its subsidiaries, been indebted to C21 or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or been indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by C21 or any of its Subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under "Regulatory Securities Law Matters - Canadian Securities Law Matters - MI 61-101", no informed person (i.e. insider) of C21 and no associate or affiliate of any informed person has had any material interest, direct or indirect, in any transaction since April 1, 2025 or in any proposed transaction which has materially affected or would materially affect C21.

INTEREST OF EXPERTS

Needham & Company is named as having prepared or certified a report, statement or opinion in this Circular, specifically the Fairness Opinion. See "The Arrangement - Fairness Opinion".

Except for the fees to be paid to Needham & Company, to the knowledge of C21, the designated professionals of Needham & Company responsible for providing financial advice with respect to the Arrangement and preparing the Fairness Opinion beneficially own, directly or indirectly, less than 1% of the outstanding securities of C21 or any of its associates or affiliates, have not received and will not receive any direct or indirect interests in the property of C21 or any of its associates or affiliates, and are not expected to be elected, appointed or employed as a director, officer or employee of C21 or any associate or affiliate thereof.

Davidson & Company LLP, Chartered Professional Accountants, are the auditors for C21. The annual consolidated financial statements of C21 for the years ended March 31, 2026 and 2025, incorporated by reference in this Circular have been audited by Davidson & Company LLP. Davidson & Company LLP have confirmed with respect to C21 that they have complied with the SEC's rules on auditor independence.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement have been reviewed and passed upon, on behalf of C21, by Koffman with respect to Canadian Law, and by Dorsey & Whitney LLP, with respect to U.S. Law.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditors of C21 are Davidson & Company LLP, located at 1200 609 Granville St., PO Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6, Canada.

C21's registrar and transfer agent is Computershare at its principal office in Vancouver, British Columbia.

ADDITIONAL INFORMATION

Additional information relating to C21 is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Financial information relating to C21 is provided in C21's comparative annual financial statements and management's discussion and analysis for its financial year ended March 31, 2026 which are available on SEDAR+ and may also be obtained by sending a written request to the Chief Financial Officer of C21 at C21's office located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Meeting, have been approved and authorized by the C21 Board.

DATED as of the 3rd day of July, 2026.

BY ORDER OF THE BOARD

"Bruce Macdonald"

BRUCE MACDONALD

Chairman of the Board of Directors

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A. The arrangement (as it may be modified or amended, the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving C21 Investments Inc. (the "Company"), its shareholders and Vireo Growth Inc. ("Purchaser"), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the "Plan of Arrangement") attached as Appendix B to the management information circular of the Company dated July 3, 2026 (the "Information Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B. The Arrangement Agreement dated as of June 14, 2026 between the Company and the Purchaser, as it may be amended, modified or supplemented from time to time (the "Arrangement Agreement"), and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C. The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

D. Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any securityholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

E. Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

A-1

APPENDIX B

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"affiliate" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions;

"Arrangement" means the arrangement of the Company pursuant to Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Purchaser and the Company, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated June 14, 2026 between the Company and the Purchaser to which this Plan of Arrangement is attached as Schedule A, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of Company Shareholders approving the Plan of Arrangement considered at the Company Meeting;

"BCBCA" means the Business Corporations Act (British Columbia), as amended, and the regulations promulgated thereunder, as amended;

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Vancouver, British Columbia, or New York, New York are closed for business;

"Closing Certificate" means a certificate in the form attached hereto as Appendix "A" which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented and is effective in accordance with its terms;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"Company" means C21 Investments Inc., a company existing under the laws of the Province of British Columbia;

"Company Common Shares" means the issued and outstanding common shares of the Company;

"Company Debentures" means the 12.0% convertible debentures issued pursuant to the Debenture Indenture;

"Company Equity Incentive Plan" means the equity incentive plan of the Company adopted by the board of directors of the Company on March 17, 2026, which replaced the Company RSU Plan and the Company Stock Option Plan;

"Company Meeting" means the annual general and special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

"Company Optionholder" means a holder of one or more Company Options.

"Company Options" means the outstanding options to purchase Company Common Shares, issued pursuant to the Company Equity Incentive Plan and the Company Stock Option Plan;

"Company RSU Plan" means the Restricted Share Unit Plan of the Company adopted by the board of directors of the Company on July 17, 2018;

"Company Shareholder" means the registered and/or beneficial holders of the Company Shares, as the context requires;

"Company Shares" means the Company Common Shares and the Company Subordinate Voting Shares;

"Company Stock Option Plan" means the Stock Option Plan of the Company adopted by the board of directors of the Company on February 23, 2018, as amended on July 9, 2021, as last approved by the Company Shareholders on April 26, 2024;

"Company Subordinate Voting Shares" means the issued and outstanding subordinate voting shares of the Company;

"Company Warrants" means the 4,000,000 currently issued and outstanding warrants to purchase Company Shares, each exercisable at $0.55 per share and expiring on November 6, 2026;

"Consideration" means the consideration to be received by Company Shareholders (other than Dissenting Shareholders) pursuant to this Plan of Arrangement in consideration for their Company Common Shares (after conversion of all Company Subordinate Voting Shares into Company Common Shares), consisting of such number of Consideration Shares per Company Common Share equal to the Exchange Ratio;

"Consideration Shares" means the Purchaser Subordinate Voting Shares to be issued in exchange for Company Common Shares (after conversion of all Company Subordinate Voting Shares into Company Common Shares pursuant to the Arrangement) pursuant to Section 3.1(c);

"Court" means the Supreme Court of British Columbia;

"CSE" means the Canadian Securities Exchange;

"Depositary" means Odyssey Trust Company, or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser for the purpose of, among other things, exchanging Company Shares for the Consideration Shares in connection with the Arrangement;

"Debenture Indenture" means the trust indenture dated May 6, 2024 between the Company and Alliance Trust Company governing the Company Debentures, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

"Dissent Rights" has the meaning specified in Section 7.1;

"Dissent Shares" means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

"Dissenting Shareholder" means a registered Company Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

"Effective Date" means the date specified as the "Effective Date" on the Closing Certificate upon which the Arrangement becomes effective;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing in the Closing Certificate;

"Exchange Ratio" means 0.023052 of a Purchaser Subordinate Voting Share for each Company Common Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.14 of the Arrangement Agreement.

"Final Order" means the final order of the Court made pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

"Former Company Shareholders" means, at and following the Effective Time, the holders of Company Shares immediately prior to the Effective Time;

"Governmental Authority" means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or regulatory body (including the CSE or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

"Intended Tax Treatment" has the meaning specified in Section 3.1(e);

"Interim Order" means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

"In-The-Money Amount" means, in respect of a Company Option or Replacement Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to such option exceeds the aggregate exercise price under such option;

"Letter of Transmittal" means the letter of transmittal to be delivered by the Company Shareholders to the Depositary as described therein;

"Liens" means any mortgage, deed of trust, charge, pledge, hypothec, security interest, license, covenant, charge, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute;

"Parties" means, collectively, the Company and the Purchaser and "Party" means any one of them;

"Plan" or "Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and Article 8 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

"Purchaser" means Vireo Growth Inc., a company incorporated under the laws of the Province of British Columbia;

"Purchaser Subordinate Voting Shares" means the subordinate voting shares of the Purchaser;

"Released Parties" means the Purchaser, the Purchaser's affiliates, the Company and its subsidiaries and each of their respective present and former directors, officers, employees, auditors, financial advisors and legal counsel;

"Replacement Options" means the options to purchase Purchaser Subordinate Voting Shares granted by the Purchaser in replacement of the Company Options outstanding immediately prior to the Effective Time, on the basis set forth in Section 3.1(d);

"Tax Act" means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

"Warrant Indenture" means the warrant indenture governing the Company Warrants, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction, meaning or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms "herein", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.3 Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, trusts, estates, trustees, executors, administrators, legal representatives, governments (including any Governmental Authority), regulatory authorities, syndicate or other entities, whether or not having legal status.

1.4 Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute and all rules and regulations made or promulgated thereunder, as it or they may have been or may from time to time be amended, substituted or re-enacted, unless stated otherwise.

1.6 Currency

In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of the United States.

1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8 Time

Time shall be of the essence in every matter or action contemplated hereunder. All references to time are to local time, Vancouver, British Columbia. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the next Business Day if the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in Division 5 of Part 9 of the BCBCA. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2 Effect of the Arrangement

At the Effective Time, this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon the Purchaser, the Company, the Depositary, all registered and beneficial holders of Company Shares, including Dissenting Shareholders, all registered and beneficial holders of Company Options, Company Warrants and Company Debentures outstanding immediately prior to the Effective Time, the registrar and transfer agent in respect of the Company Shares and all other persons.

ARTICLE 3

ARRANGEMENT

3.1 The Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

(a) each Dissent Share shall be and shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to the Company (free and clear of any Liens of any nature whatsoever) for cancellation and shall be cancelled, and upon such transfer:

(i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Company Shareholder in respect of such Dissent Share, other than the right to be paid the fair value by the Company for such Dissent Share in accordance with Section 7.1; and

(ii) such Dissenting Shareholder's names shall be, and shall be deemed to be, removed from the securities register of Company Shareholders maintained by or on behalf of the Company3.1(a);

(b) each Company Subordinate Voting Share (other than any Dissent Share) outstanding immediately prior to the Effective Time shall be exchanged with the Company for 0.000001 Company Common Shares, and upon such exchange:

(i) each such exchanged Company Subordinate Voting Share shall be cancelled, and the holder of such exchanged Company Subordinate Voting Share shall be removed from the securities register of Company Shareholders maintained by or on behalf of the Company 7.1in respect of the Company Subordinate Voting Shares;

(ii) each holder of such exchanged Company Subordinate Voting Share shall be entered in the securities register of Company Shareholders maintained by or on behalf of the Company in respect of the Company Common Shares issued to such holder pursuant to this Section 3.1(b); and

(iii) the Company shall add an amount to the stated capital account maintained in respect of the Company Common Shares equal to the aggregate "paid-up capital" (within the meaning of the Tax Act) of the Company Subordinate Voting Shares immediately prior to the exchange contemplated in this Section 3.1(b);

(c) each Company Common Share held by a Company Shareholder (excluding (i) any Dissent Share or (ii) any Company Common Share held by the Purchaser or any of its affiliates) including, for greater certainty, any Company Common Shares issued pursuant to Section 3.13.1(b), shall be and shall be deemed to be transferred and assigned by the holder thereof, without any further act or formality on its part, to the Purchaser (free and clear of any Liens of any nature whatsoever), solely in exchange for the Consideration, less any amounts withheld pursuant to Section 6.6, and upon such exchange:

(i) each Company Shareholder of such exchanged Company Common Share shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Company Shareholder other than the right to receive the Consideration issuable in respect of such Company Common Share in accordance with this Plan of Arrangement;

(ii) the name of each such Company Shareholder shall be, and shall be deemed to be, removed from the securities register of Company Shareholders maintained by or on behalf of the Company; and

(iii) the Purchaser shall be, and shall be deemed to be, the legal and beneficial owner of such transferred Company Common Shares and will be entered in the Company's securities register for the Company Common Shares as the sole holder thereof;

(d) each Company Option shall (A) in accordance with the terms of the Company Equity Incentive Plan and without further action on the part of any holder of Company Options, be deemed fully vested, and (B) be exchanged for a Replacement Option to acquire such number of Purchaser Subordinate Voting Shares as is equal to: (i) that number of Company Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Subordinate Voting Shares. The exercise price per Purchaser Subordinate Voting Share subject to a Replacement Option shall be an amount equal to the quotient determined by dividing: (X) the exercise price per Company Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, shall be the same as those of the Company Option for which it was exchanged, and any certificate or option agreement previously evidencing the Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding any of the foregoing, in respect only of Company Optionholders who are resident in Canada (within the meaning of the Tax Act) or who received their Company Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option, and accordingly, in respect only of such Company Optionholders, in the event that the In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of Section 3.1(d)) in respect of a Replacement Option exceeds the In-The-Money Amount in respect of the Company Option for which it is exchanged, then the exercise price per Purchaser Subordinate Voting Share of such Replacement Option will be increased accordingly with the effect at and from the time of this step set forth in this Section 3.1(d) by the minimum amount necessary to ensure that the In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of this Section 3.1(d)) in respect of the Replacement Option does not exceed the In-The-Money Amount in respect of such Company Option. It is further intended that each Company Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Company Option is an "incentive stock option" (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, and this Section 3.1(d) will be construed consistently with such intent.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

(e) Intended Tax Treatment

The Purchaser and the Company acknowledge and agree that it is intended that, for U.S. federal income Tax purposes, (a) the Arrangement shall qualify as a Tax-deferred "reorganization" within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and (b) the Arrangement Agreement, together with the Plan of Arrangement, shall constitute a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g) (the "Intended Tax Treatment"). The Purchaser and the Company shall not take any reporting position inconsistent with the Intended Tax Treatment on any Tax Return, unless otherwise required by a "determination" within the meaning of Section 1313 of the Code that such treatment is not correct. Each Party agrees to (i) act in good faith, consistent with the intent of the Parties and the Intended Tax Treatment of the Arrangement as set forth herein, (ii) to use reasonable best efforts to cause the Arrangement to constitute a reorganization within the meaning of Section 368(a) of the Code, and (iii) to use reasonable best efforts to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a Tax-deferred reorganization within the meaning of Section 368(a) of the Code.

ARTICLE 4

COMPANY WARRANTS

4.1 Company Warrants

(a) Each holder of a Company Warrant, to the extent such Company Warrant has not expired by the Effective Time and the holder of such Company Warrant has not exercised its rights of acquisition thereunder prior to the Effective Time, shall, upon the exercise of such rights, in accordance with the terms of the Warrant Indenture, be entitled to be issued and receive and shall accept, for the same aggregate consideration, upon such exercise, in lieu of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, the kind and aggregate number of Purchaser Subordinate Voting Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants.

(b) Each Company Warrant, if applicable, shall continue to be governed by and be subject to the terms of the Warrant Indenture.

(c) This Article 4 is subject to adjustment in accordance with the terms of the Warrant Indenture.

ARTICLE 5

COMPANY DEABENTURES

5.1 Company Debentures

(a) Each holder of a Company Debenture, to the extent such Company Debenture has not matured or been redeemed or purchased by the Effective Time and the holder of such Company Debenture has not exercised its rights of conversion thereunder prior to the Effective Time, shall, upon the exercise of such right of conversion, in accordance with the terms of the Debenture Indenture, be entitled to be issued and receive and shall accept, for the same aggregate consideration upon such conversion, in lieu of the number of Company Shares to which such holder was theretofore entitled upon conversion of such Company Debentures, the kind and aggregate number of Purchaser Subordinate Voting Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon conversion of such Company Debentures.

(b) Each Company Debenture shall continue to be governed by and be subject to the terms of the Debenture Indenture.

(c) This Article 5 is subject to adjustment in accordance with the terms of the Debenture Indenture.

ARTICLE 6

CERTIFICATES AND PAYMENTS

6.1 Payment and Delivery of Consideration Shares

(a) As soon as practicable following the later of the Effective Date and the surrender to the Depositary by a registered Former Company Shareholder for cancellation of a certificate or direct registration statement (DRS) advice which immediately prior to the Effective Time represented one or more outstanding Company Shares held by such Former Company Shareholder immediately before the Effective Time, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the Former Company Shareholder represented by such surrendered certificate or DRS advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Company Shareholder, the certificate(s) or DRS advice recorded on a book-entry basis representing the Consideration Shares that such Former Company Shareholder has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts withheld pursuant to Section 6.6, and any certificate or DRS advice so surrendered shall forthwith be cancelled.

(b) After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a), each certificate or DRS advice, if any, that immediately prior to the Effective Time represented one or more Company Shares (other than Dissent Shares or Company Shares held by the Purchaser or any of its affiliates) shall be deemed after the Effective Time to represent only the right to receive in exchange therefor the Consideration Shares that the holder of such certificate or DRS advice is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 6.6.

6.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were transferred to the Purchaser pursuant to Section 3.1(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Consideration Shares deliverable in accordance with such holder's duly completed and executed Letter of Transmittal less any amounts withheld pursuant to Section 6.6. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration Shares is to be delivered shall as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Depositary, the Purchaser and the Company in a manner satisfactory to the Depositary, the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Depositary, the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3 No Fractional Purchaser Subordinate Voting Shares

In no event shall any Company Shareholder be entitled to a fractional Purchaser Subordinate Voting Share. Where the aggregate number of Consideration Shares to be issued to a Company Shareholder under this Plan of Arrangement would result in a fraction of a Purchaser Subordinate Voting Share being issuable, the number of Purchaser Subordinate Voting Shares to be received by such Company Shareholder shall be rounded down to the nearest whole Purchaser Subordinate Voting Share without any additional compensation.

6.4 Adjustment to Consideration Shares

Notwithstanding any restriction or any other matter in the Arrangement Agreement to the contrary, the Consideration issuable to a Company Shareholder pursuant to Section 3.1(c) shall be adjusted in accordance with the terms of Section 2.14 of the Arrangement Agreement.

6.5 Post-Effective Time Dividends and Distributions

All dividends and distributions made after the Effective Time with respect to any Purchaser Subordinate Voting Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the holder of such Purchaser Subordinate Voting Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 6.5, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

6.6 Withholding Rights

(a) The Company, the Purchaser, the Depositary, and their respective agents, as applicable, will be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration payable or deliverable to any Person in connection with the Arrangement Agreement or this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders, if applicable) such amounts as the Company, the Purchaser, the Depositary, or their respective agents, as applicable, is required to deduct and withhold with respect to such payment or delivery under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign Tax Law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser, the Depositary, or their respective agents, as the case may be. For the purposes hereof, and of the Arrangement Agreement, all such deducted and withheld amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as applicable.

(b) Each of the Company, the Purchaser or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of such portion of Purchaser Subordinate Voting Shares payable as Consideration Shares as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as applicable, to enable it to implement such deduction or withholding described in Section 6.6(a) or as described in the Arrangement Agreement, and the Company, the Purchaser or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale. In addition to the foregoing, with the consent of the Purchaser, acting reasonably, the Company, the Purchaser or the Depositary may enter into such other arrangements with any Company Shareholder and any other person under this Plan of Arrangement as will enable the Purchaser, the Company or the Depositary, as the case may be, to satisfy any deduction, withholding and remittance obligations of the Purchaser, the Company or the Depositary, as the case may be, arising under this Plan of Arrangement or the Arrangement Agreement.

6.7 Extinction of Rights

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 6.1 or Section 6.2 in order for such Former Company Shareholder to receive the Consideration Shares which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) any Consideration Shares to which such former holder would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 6.5, shall be deemed to have been surrendered for no consideration to the Purchaser, and (b) any certificate or DRS advice representing Company Shares formerly held by such Former Company Shareholder will cease to represent a claim or interest of any nature whatsoever. None of the Company, the Purchaser or any of their respective successors, will be liable to any person in respect of any Consideration Shares (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

6.8 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

6.9 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to any Company Shares, Company Options, Company Warrants and Company Debentures issued or outstanding prior to the Effective Time; (b) the rights and obligations of the holders of Company Shares (other than the Purchaser or any of its affiliates), Company Options, Company Warrants and Company Debentures, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company Warrants or Company Debentures shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 7

DISSENTING SHAREHOLDERS

7.1 Dissent Rights

(a) In connection with the Arrangement, each registered Company Shareholder may exercise rights of dissent ("Dissent Rights") with respect to the Company Shares held by such Company Shareholder in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA and this Section 7.1, as modified by the Interim Order and the Final Order and this Section 7.1; provided that the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) at least two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise such Dissent Rights and who are:

(i) ultimately determined to be entitled to be paid fair value from the Company for the Dissent Shares in respect of which they have exercised Dissent Rights (A) shall be deemed not to have participated in the transactions contemplated by the Arrangement (other than pursuant to Section 3.13.1(a)), and (B) notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be deemed to have irrevocably transferred such Dissent Shares to the Company (free and clear of any Liens) to be cancelled pursuant to Section 3.13.1(a), and shall receive in consideration thereof such fair value to be paid by the Company with Company funds, not funds provided directly or indirectly by Purchaser or any affiliate of Purchaser, which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted, and shall not be entitled to any other payment or consideration, including any payment or consideration that such Dissenting Shareholder would have been entitled to receive under the Arrangement had they not exercised Dissent Rights in respect of such Dissent Shares; or

(ii) ultimately not entitled, for any reason, to be paid by the Company the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be entitled to receive only the Consideration Shares from the Purchaser in the same manner as such non-dissenting Company Shareholders.

(b) In no event shall the Company, the Purchaser or their respective affiliates pay, or be required to pay, any consideration in respect of Dissent Shares other than the Consideration Shares as provided in Section 7.1(a)(ii).

(c) In no event shall the Purchaser or the Company or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Company Shares or any interest therein (other than the rights set out in this Section 7.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the securities register of the Company, and each Dissenting Shareholder shall cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights as and from the Effective Time.

(d) For greater certainty, in addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (ii) holders of Company Options, Company Warrants, Company Debentures or any other securities of the Company convertible into Company Common Shares.

ARTICLE 8

AMENDMENTS

8.1 Amendments

(a) The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Purchaser and the Company (each acting reasonably) and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court; and (ii) communicated to or approved by the Company Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 8.1(a), if agreed to by the Purchaser and the Company (each acting reasonably), may be proposed by the Purchaser or the Company at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if: (i) it is agreed to in writing by each of the Purchaser and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company, the Purchaser or any Company Shareholder.

ARTICLE 9

FURTHER ASSURANCES

9.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 10

U.S. SECURITIES LAW EXEMPTION

10.1 U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration Shares and Replacement Options issued and exchanged under the Arrangement will be issued by the Purchaser in exchange for Company Shares and Company Options (including, for greater certainty, any Company Common Shares issued pursuant to Section 3.13.1(b)) outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

 Appendix "A" to the Plan of Arrangement

CLOSING CERTIFICATE

Re: Arrangement Agreement dated as of June 14, 2026 between C21 Investments Inc. and Vireo Growth Inc. (the "Arrangement Agreement")

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is effective as of 12:01 a.m. (Vancouver time) on _____________, 2026 (the "Effective

Date").

C21 INVESTMENTS INC.

By:     _________________________________________

           Name:

           Title:

VIREO GROWTH INC.

By:     _________________________________________

           Name:

           Title:

APPENDIX C

INTERIM ORDER

(See attached)

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

JUL 02 2026

ENTERED

No. S264876
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

C21 INVESTMENTS INC.

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

BEFORE	ASSOCIATE JUDGE	)	02/ July / 2026
	Robertson	)	
		)	

UPON THE APPLICATION of the Petitioner, C21 Investments Inc. ("**C21**"), without notice, for an Interim Order pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**Act**") in connection with a proposed arrangement (the "**Arrangement**") with Vireo Growth Inc. ("**Vireo Growth**") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "**Plan of Arrangement**"), coming on for hearing in person at 800 Smithe Street, Vancouver, British Columbia, on the 2nd day of July, 2026, and on hearing Amy Laverdure, counsel for the Petitioner, AND UPON READING the Affidavit #1 of Michael Kidd sworn on June 29, 2026 (the "**Kidd Affidavit**") and the materials filed herein);

THIS COURT ORDERS that:

Definitions

1. For the purposes of this Interim Order, unless otherwise defined, terms that begin with capital letters have the respective meanings set out in the draft information circular (the "**Circular**")

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relating to the special meeting of the shareholders of the Petitioner attached as Exhibit "B" to the Kidd Affidavit.

Special Meeting

2. The Petitioner is authorized and directed to call, hold and conduct a special meeting (the "**C21 Meeting**") of the holders of common shares and subordinate voting shares of the Petitioner (the "**C21 Shareholders**") to be held at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on August 7, 2026, to consider, and if thought advisable, to pass, with or without variation:

   (b) to transact such other business as may properly come before the C21 Meeting or any adjournment(s) or postponement(s) thereof.

3. The record date for determining the C21 Shareholders entitled to receive notice of, attend and vote at the C21 Meeting shall be June 25, 2026 (the "**Record Date**").

Adjournments

4. Notwithstanding the provisions of the *BCBCA* and the articles of C21, and, subject to the terms of the Arrangement Agreement, C21, if it deems advisable, is specifically authorized to adjourn or postpone the C21 Meeting, on one or more occasions (whether or not a quorum is present), and for such period or periods of time as C21 deems advisable, without the necessity of first convening the C21 Meeting or first obtaining any vote of the C21 Shareholders respecting the adjournment or postponement, and without the need of approval of the Court. Notice of any such adjournment(s) or postponement(s) shall be given by such method as the Board of Directors of C21 may determine is appropriate in the circumstances, including without limitation, by press release, news release, newspaper advertisement, or by notice sent to the C21 Shareholders by one of the methods specified in this Interim Order. This provision shall not limit the authority of the Chair of the C21 Meeting in respect of adjournments and postponements.

5. Any adjournment or postponement of the C21 Meeting will not change the Record Date for the C21 Shareholders entitled to notice of and to vote at the C21 Meeting.

6. At any subsequent reconvening of the C21 Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the C21 Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the C21 Meeting.

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Notice of the C21 Meeting

7. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of s. 290(1)(a) of the *BCBCA*, and C21 shall not be required to send to the C21 Shareholders any other or additional statement pursuant to s. 290(1)(a) of the *BCBCA*.

8. C21 shall mail the Circular, form of proxy and letter of transmittal in substantially the form as contained at Exhibits "B", "D" and "E" of the Kidd Affidavit (collectively, the "**Meeting Materials**"), with such deletions, amendments or additions thereto as counsel to C21 may determine are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, and will be sent:

   (a) to registered C21 Shareholders, as determined as at the Record Date, at least twenty-one (21) days prior to the date of the C21 Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail, addressed to the registered C21 Shareholders at its address as it appears in C21's central securities register as at the Record Date; and

   (b) to non-registered C21 Shareholders by providing, in accordance with *National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to those non-registered C21 Shareholders, and substantial compliance with this paragraph shall constitute sufficient notice of the C21 Meeting; and

   (c) to the directors and auditors of C21 by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the C21 Meeting, excluding the date of mailing or delivery, and substantial compliance with this paragraph shall constitute good and sufficient notice of the C21 Meeting.

9. The Meeting Materials need not be sent to registered C21 Shareholders where mail previously sent to such holders by C21 or its registrar and transfer agent has been returned to C21 or its registrar and transfer agent on two or more previous consecutive occasions.

10. The Petitioner is directed to distribute, or cause to be distributed, to the C21 Optionholders, the C21 RSU Holders, the C21 DSU holders, the C21 Warrantholders and the C21 Debentureholders (collectively, the "**Additional C21 Securityholders**"), the Notice of Hearing of Petition for final Order substantially in the form of Exhibit "C" to the Kidd Affidavit (the "**Notice of Hearing of Petition**"), the Circular and all appendices attached thereto (the "**Notice Materials**") , with such deletions, amendments and inclusions thereto as counsel for C21 may deem necessary or desirable, provided that such deletions, amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be mailed by registered mail, prepaid ordinary mail, facsimile or email, at least twenty-one (21) days prior to the date of the C21 Meeting, excluding the date of mailing or delivery, at the addresses which appear on the books of C21 on the Record Date.

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11. Notice of further revisions, amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the C21 Meeting, to C21 Shareholders, directors, auditors and the Additional C21 Securityholders by press release, news release, newspaper advertisement or notice sent to those persons or entities by the means specified in paragraphs 8 and 10 and as determined by the Petitioner to be the most appropriate method of communication.

12. The sending of the Meeting Materials in accordance with paragraphs 8 and 10 of this Interim Order shall constitute good and sufficient service of the Meeting Materials on all persons who are entitled to receive notice of this proceeding and no other form of service need be made and no other material need be served on such persons in respect of these proceedings. Provided that the provision of the Meeting Materials takes place in compliance with this Interim Order, the requirement of s. 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the C21 Meeting is waived.

13. The accidental failure or omission by C21 to give notice of the C21 Meeting, or the non-receipt of such notice or of any of the Meeting Materials by any one or more of the C21 Shareholders, Additional C21 Securityholders or any person entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of C21 (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the C21 Meeting, and shall not invalidate any resolution passed or proceeding taken at the C21 Meeting, but if such failure or omission is brought to the attention of C21, then it will use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Deemed Receipt of Notice

14. The Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been received:

    (a) in the case of mailing, the third day, Saturdays and holidays excepted, following the date of mailing;

    (b) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch;

    (c) in the case of non-registered holders of C21 Shares, three (3) days after delivery thereof to intermediaries and registered nominees; and

    (d) in the case of any press release or advertisement, at the time of publication of the press release or advertisement.

15. Sending of the Meeting Materials in accordance with paragraphs 8 and 10 of this Interim Order shall constitute good and sufficient service of notice of the within proceedings on all persons who are entitled to be served. No other form of service need be made. No other materials need be served on such persons in respect of these proceedings, and service of the affidavits in support is dispensed with.

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Conduct of the C21 Meeting

16. Except as provided for in this Interim Order or further Order of the Court, the C21 Meeting shall be called, held and conducted in all respects, including quorum requirements and other matters, in accordance with the provisions of the Act and the Articles of the Petitioner.

17. The only persons entitled to attend the C21 Meeting shall be the C21 Shareholders as of the Record Date or their valid proxyholders, the Petitioner's directors, officers, auditor and advisors, representatives of Vireo Growth and any other person admitted on the invitation of the Chairperson of the C21 Meeting.

18. The chairperson of the C21 Meeting shall be determined in accordance with the Articles of the Petitioner.

19. The Arrangement Resolution attached as Appendix A to the Circular will be effective if passed by at least:

    (b) a simple majority of the votes cast on the Arrangement Resolution by C21 Shareholders, excluding for this purpose the votes for C21 Shares held or controlled by persons required to be excluded pursuant to Section 8.1 of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*.

20. To be voted at the C21 Meeting, any instrument of proxy, substantially in the form set forth in Exhibit "D" to the Kidd Affidavit, must be received by the office of Computershare Investor Services Inc. at Proxy Department 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 or the proxy vote is otherwise registered in accordance with the instructions on the proxy form prior to 10:00 a.m. (Vancouver time) on August 5, 2026, or, if the C21 Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting, subject to the discretion of the chairperson of the C21 Meeting to accept proxies deposited after this deadline, provided that if the chairperson accepts any proxies after this deadline, the chairperson must accept all proxies deposited after this deadline.

21. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the C21 Shares represented by such spoiled votes, illegible votes, defective votes or abstentions shall not be counted in determining the number of C21 Shares represented at the Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

22. In all other respects, the terms, restrictions and conditions of C21's constating documents, including quorum requirements, apply in respect of the C21 Meeting.

Amendments

23. Prior to the C21 Meeting, the Petitioner is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine, provided it has obtained

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any required consents under the Arrangement Agreement or otherwise, without any additional notice to the C21 Shareholders, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the C21 Meeting and which will thereby become the subject of the Arrangement Resolution. Amendments, revisions and/or supplements to the Plan of Arrangement may also be made following the C21 Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Plan of Arrangement.

Scrutineer

24. Computershare Investor Services Inc. will be authorized to act as scrutineer for the C21 Meeting. The duties of the scrutineer shall include:

(a) reviewing and reporting to the Chair on the deposit and validity of proxies;

(b) reporting to the Chair on the quorum of the Meeting;

(c) reporting to the Chair on the polls taken or ballots cast, if any, at the Meeting; and

(d) providing to the Company and to the Chair written reports on matters related to their duties.

Solicitation of Proxies

25. C21 is authorized to use the form of proxy in connection with the Meeting, in substantially the form attached at Exhibit D to the Kidd Affidavit. C21 may in its sole discretion, but is not required to, waive generally the time limits for deposit of proxies by the C21 Shareholders in the circumstances contemplated by the Arrangement Agreement (as described in the Circular) if C21 otherwise deems it reasonable to do so. C21 is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

26. The procedure for the delivery, revocation and use of proxies at the Meeting shall be as set out in the Meeting Materials.

Dissent Rights

27. Each Registered C21 Shareholder as at the Record Date may exercise dissent rights in respect of the resolution approving the Arrangement pursuant to and in the manner set forth in sections 237 to 247 of the Act as modified by this Interim Order and by Article 7 of the Plan of Arrangement and to seek the fair value for their C21 Shares.

28. Notwithstanding anything in the Act, a registered C21 Shareholder who wishes to exercise dissent rights must ensure that a written dissent notice is received by the Petitioner at its registered office at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4 on or before 5:00 p.m. (Vancouver time) on August 5, 2026, or in the case of the postponement or adjournment of the C21 Meeting date, on or before 5:00 p.m. (Vancouver

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time) on the date that is two business days immediately preceding the date of the postponed or adjourned C21 Meeting date and, in either case, must strictly comply with the dissent procedures set out in the Circular and in the Arrangement.

29. Only the C21 Shareholders who are registered C21 Shareholders shall be entitled to exercise the dissent rights in respect of the resolution approving the Arrangement.

30. A dissenting registered C21 Shareholder shall not have voted his, her or its C21 Shares at the C21 Meeting, either by proxy or in person, in favour of the Arrangement Resolution.

31. A vote against the Arrangement Resolution or an abstention shall not constitute the written objection required under sections 237 to 247 of the Act as modified by this Interim Order and by Article 7 of the Plan of Arrangement.

32. A dissenting registered C21 Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting C21 Shareholder's C21 Shares, but may dissent only with respect to all of the C21 Shares held by such person.

33. Notice to the C21 Shareholders of their dissent rights with respect to the Arrangement Resolution will be given by including information with respect to dissent rights in the Circular to be sent to C21 Shareholders in accordance with this Interim Order.

34. Subject to further order of this Court, the rights available to the C21 Shareholders under the Act and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient dissent rights for the C21 Shareholders with respect to the Arrangement.

35. Registered C21 Shareholders who duly exercise Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their C21 Shares shall be deemed to have transferred such C21 Shares as of the Effective Time (as defined below) to C21 in consideration for a payment of such fair value. In no case shall C21 be required to recognize such C21 Shareholders as holders of C21 Shares at and after 12:01 a.m. (Vancouver time) (the "**Effective Time**") on the Effective Date (as defined in the Plan of Arrangement), the names of such C21 Shareholders shall be removed from C21's register of shareholders as of the Effective Date and the dissenting C21 Shareholders will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such C21 Shares. If a dissenting C21 Shareholder ultimately is not entitled, for any reason, to be paid fair value for such C21 Shares, such dissenting C21 Shareholder will be deemed to have participated in the Arrangement on the same basis as a non-dissenting C21 Shareholder.

36. If the Arrangement is approved by the C21 Shareholders at the C21 Meeting, the Petitioner shall be at liberty to apply to this Court on August 13, 2026, or such other date as may be set by this Court, for a final Order approving the Arrangement and for related orders and declarations.

37. The delivery of the Meeting Materials (including the Notice of Hearing of Petition) and the Notice Materials to the C21 Shareholders and Additional C21 Securityholders, respectively, in

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accordance with the terms of this Interim Order, shall constitute good and sufficient service of notice of the date of hearing of the application for the final Order and no other material need to be served on any person unless a response to petition substantially in the form of Form 67 of the *Rules of Court* (the "**Response to Petition**") is filed and served in accordance with the terms of this Order.

38. Any C21 Shareholders and Additional C21 Securityholders may appear on the application for the final Order provided they file the Response to Petition with this Court and deliver the filed Response to Petition to the lawyers for the Petitioner by 4:00 p.m. (Vancouver time) on August 11, 2026 or on the date that is two business days prior to the date of the hearing of the application for the final Order.

39. Any materials to be filed by the Petitioner in support of the within Application for final approval of the Plan of Arrangement may be filed up to one (1) day prior to the hearing of the application without further order of this Honourable Court.

40. In the event the application for a final Order does not proceed on the date set forth on the Notice of Hearing of Petition, and is adjourned, only those persons who served a Response to Petition and the solicitors for Vireo Growth shall be entitled to be given notice of the adjourned application date.

41. The provisions of Rule 16-1 and Rule 8-1 are hereby dispensed with for the purposes of any further application to be made pursuant to this Petition, including the application for the Final Order and any application to vary this Interim Order.

Extra-Territorial Assistance

42. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province or territory and any court or any judicial, regulatory or administrative body of the United States, or any other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance and General Provisions

43. The Petitioner shall, subject to the terms of the Arrangement Agreement, be entitled to seek leave to vary the terms of this Interim Order and apply for such other orders and direction from the Court as may be appropriate.

44. To the extent there is any inconsistency or discrepancy between this Interim Order and the Circular, the Act, applicable securities laws, the articles of C21 or any instrument creating, governing or collateral to the securities of C21, this Interim Order shall govern.

45. Rules 4-3, 4-5, 8-1, 8-2 and 16-1(4) and (8) of the *Supreme Court Civil Rules* will not apply to any further applications in respect of this proceeding, including the application for the final Order and any application to vary this Order.

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46. Endorsement of the Interim Order by counsel appearing on this Petition, except for counsel for the Petitioner, is hereby dispensed with.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for the Petitioner
Amy Laverdure

BY THE COURT

Registrar

CHECKED

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APPENDIX D

NOTICE OF HEARING OF PETITION FOR THE FINAL ORDER

(See attached)

No. S264876

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF

THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C. 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING C21 INVESTMENTS INC.,

ITS SHAREHOLDERS AND VIREO GROWTH INC.

C21 INVESTMENTS INC.

PETITIONER

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

TO: The Shareholders, Directors and Auditors of C21 Investments Inc.

TAKE NOTICE that a petition of the Petitioner herein, C21 Investments Inc. ("C21") will be heard at the courthouse at 800 Smithe Street, Vancouver, BC V6Z 2E1 on August 13, 2026, at 9:45 a.m. or as soon thereafter as counsel may be heard.

 ☒ This matter is not an application for judicial review.

1 Date of hearing

 ☒ The petition is unopposed, by consent or without notice.

2 Duration of hearing

 ☒ It has been agreed by the parties that the hearing will take 20 minutes.

3 Jurisdiction

 ☒ This matter is not within the jurisdiction of an associate judge.

NOTICE IS HEREBY GIVEN that a Petition will be made by the Petitioner to the presiding judge in the Supreme Court of British Columbia (the "Court") at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on August 13, 2026 at 9:45 a.m. (Vancouver Time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct, for an order (the "Final Order") approving a plan of arrangement (the "Arrangement"), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the "BCBCA") and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable;

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated July 2, 2026, has given directions as to the calling of a meeting (the "Meeting") of the holders of common shares of C21 (the "C21 Common Shareholders") and the holders of subordinate voting shares of C21 (the "C21 Subordinate Voting Shareholders", and together with the C21 Common Shareholders, the "C21 Shareholders") of the Petitioner for the purpose of, inter alia, considering, voting upon and approving the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is substantively and procedurally fair, will serve as a basis for the exemption from the registration requirements provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, and available exemptions from applicable U.S. state securities laws with respect to the securities of Vireo which may be issued in exchange for the securities of the Petitioner pursuant to the Arrangement.

IF YOU WISH TO BE HEARD, any C21 Shareholder, or any director or auditor of C21, and any other interested person may appear (either in person or by counsel) and make submissions at the hearing of the petition for the Final Order if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("Response") pursuant to Rule 16-1(4) of, and in the form prescribed by, the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all material on which such person intends to rely at the hearing of the Final Order, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver Time) on August 11, 2026:

Koffman Kalef LLP Business Lawyers
19th Floor, 885 West Georgia Street
Vancouver, British Columbia V6C 3H4
Attention: Amy Laverdure
akl@kkbl.com

With a copy to counsel for Vireo Growth Inc.'s solicitors at:

DLA Piper (Canada) LLP

1133 Melville Street, Suite 2700
Vancouver, British Columbia V6E 4E5
Attention: Derek Bell
derek.bell@dlapiper.com

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL HEARING, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a form of Response at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE FINAL HEARING the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AND DELIVER A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the legal rights of C21 Shareholders.

A copy of the said Petition and other documents in the proceedings will be furnished to any C21 Shareholder, any other securityholder of C21, any director of C21, or the auditor of C21, upon request in writing addressed to the solicitors for the Petitioner at its address for delivery set out below.

DATED this 3rd day of July, 2026.

Koffman Kalef LLP

Solicitors for the Petitioner

APPENDIX E

SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

(iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX F

INFORMATION CONCERNING VIREO

The following additional information concerning Vireo should be read in conjunction with the documents incorporated by reference into this Appendix F.

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See "Appendix F - Cautionary Note Regarding Forward-Looking Statements".

Cautionary Note Regarding Forward-Looking Statements

The following section of this Circular contains or incorporates by reference "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward- looking information" within the meaning of applicable Canadian Securities Laws. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Vireo or its Subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this section of the Circular. Forward-looking statements and forward-looking information are generally identified by their use of such terms and phrases as "intend," "goal," "strategy," "estimate," "expect," "project," "projections," "forecasts," "plans," "seeks," "anticipates," "potential," "proposed," "will," "should," "could," "would," "may," "likely," "designed to," "foreseeable future," "believe," "scheduled" and other similar expressions. Examples of such statements include statements with respect to the timing and outcome of the Arrangement; the satisfaction or waiver of the closing conditions set out in the Arrangement Agreement, including receipt of all regulatory approvals, Court approval and Shareholder approvals.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks relating to the dilutive impact of the Arrangement and future resales of the Vireo Shares in the public market by the Shareholders, which may negatively affect the price of the Vireo Shares; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approval, Court approval and Required C21 Approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement; the effective integration of Vireo's and C21's businesses and the ability to achieve the anticipated synergies contemplated by the Arrangement; risks related to the value of Vireo Shares to be issued pursuant to the Arrangement; the diversion of management time on Arrangement-related issues; risks relating to the overall macroeconomic environment, which may impact customer spending, costs and margins, including tariffs (and related retaliatory measures); the levels of inflation, and interest rates; expectations regarding future investment, growth and expansion of Vireo's and C21's operations; regulatory and licensing risks; changes in general economic, business and political conditions, including changes in the financial and stock markets; legal and regulatory risks inherent in the cannabis industry, including the global regulatory landscape and enforcement related to cannabis, risks related to the integration of acquired businesses; the timing and manner of the legalization of cannabis in the United States, if at all; additional dilution; political risks and risks relating to regulatory change; risks relating to anti-money laundering laws; compliance with extensive government regulation and the interpretation of various laws, regulations and policies; public opinion and perception of the cannabis industry; and such other risks contained in the public filings of Vireo filed with Canadian securities regulators and available under Vireo's profile on SEDAR+ at www.sedarplus.ca and with the SEC through EDGAR at www.sec.gov, including the factors discussed under the heading "Risk Factors" in Vireo's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "Vireo Annual Report") and the risk factor discussed under the heading "Item 1A. Risk Factors" in Vireo's Form 10-Q for the quarterly period ended March 31, 2026, and in the public filings of C21 filed with Canadian securities regulators and available under C21's profile on SEDAR+ at www.sedarplus.ca and with the SEC through EDGAR at www.sec.gov.

Certain of the forward-looking statements or forward-looking information contained or incorporated by reference herein concerning the industries in which Vireo conducts its business are based on estimates prepared using data from publicly available governmental sources, market research, industry analysis and on assumptions based on data and knowledge of these industries, which management of Vireo believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. The conduct of Vireo's business involves risks and uncertainties that are subject to change based on various factors, including those described below and in the Vireo Annual Report.

In respect of the forward-looking statements and information contained in this section of the Circular, Vireo has provided such statements and information in reliance on certain assumptions that Vireo believes are reasonable at this time. The forward-looking statements and forward-looking information contained and incorporated by reference herein are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including: (i) management's perceptions of historical trends, current conditions and expected future developments; (ii) Vireo's ability to generate cash flow from operations; (iii) general economic, financial market, regulatory and political conditions in which Vireo operates; (iv) the production and manufacturing capabilities and output from Vireo's facilities and equity investments; (v) consumer interest in Vireo's products; (vi) competition; (vii) anticipated and unanticipated costs; (viii) government regulation of Vireo's activities and products including but not limited to the areas of taxation and environmental protection; (ix) the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; (x) Vireo's ability to obtain qualified staff, equipment and services in a timely and cost-efficient manner; (xi) Vireo's ability to conduct operations in a safe, efficient and effective manner; (xii) Vireo's ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations; and (xiii) other considerations that management believes to be appropriate in the circumstances.

While management considers these assumptions to be reasonable based on information currently available to them, there is no assurance that such expectations will prove to be correct. Accordingly, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Should one or more of the foregoing risks or uncertainties materialize, or should assumptions underlying the forward-looking statements or forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Vireo has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The forward-looking statements and forward-looking information included in this section of the Circular are made as of the date hereof and Vireo does not undertake any obligation to publicly update such forward-looking statements or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable Securities Laws.

General

Vireo is a reporting issuer in the provinces of Ontario, British Columbia and Alberta, with its securities listed for trading on the CSE under the symbol "VREO" and quoted on the OTCQX under the symbol "VREOF". Vireo is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. Vireo is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale, retail and agricultural supply business lines. With its core operations strategically located in ten markets, Vireo cultivates and manufactures cannabis products and distributes these products through its growing network of retail dispensaries that it owns or operates, as well as third-party dispensaries in the markets in which Vireo's subsidiaries hold operating licenses.

As of July 3, 2026, Vireo, through its Subsidiaries, has licenses and operates its cannabis business in ten states, consisting of California, Colorado, Florida, Maryland, Minnesota, Missouri, New Mexico, Nevada, New York, and Utah. As of July 3, 2026, Vireo sells cannabis products in dispensaries located across California, Colorado, Florida, Maryland, Minnesota, Missouri, New Mexico, Nevada, New York, and Utah and wholesales cannabis products through third-party companies in the foregoing states.

Vireo's registered office is located at Suite 2200-1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. Its corporate office is located at 207 South Ninth Street, Minneapolis, Minnesota 55402.

Recent Developments

Acquisition of Assets of Schwazze

On October 10, 2025, Vireo Health of Colorado, LLC ("VHC"), a wholly owned subsidiary of Vireo, entered into a restructuring support agreement (the "RSA") with Medicine Man Technologies, Inc. d/b/a Schwazze ("Schwazze") and certain related entities in connection with Vireo's acquisition of a majority of the outstanding 13% Senior Secured Convertible Notes due December 7, 2026 (the "Senior Secured Notes") of Schwazze. The RSA contemplated the restructuring of Schwazze's operations and capital structure through a series of transactions, including the acquisition of substantially all of Schwazze's operating assets (the "Asset Sale") by a newly formed entity, Vireo Health of Rocky Mountain, LLC ("Vireo Health of Rocky Mountain"), followed by the winding down and liquidation of Schwazze's remaining operations. Prior to the closing of the Asset Sale, a wholly owned subsidiary of Vireo, CO Acquisition Vehicle, LLC acquired the remaining Senior Secured Notes, and as of the closing of the Asset Sale, Vireo indirectly held all of the issued and outstanding Senior Secured Notes.

On November 13, 2025, a public auction of Schwazze's collateral was conducted pursuant to the Uniform Commercial Code, at which the collateral agent, acting at the direction of VHC, submitted a winning credit bid of approximately $111 million in aggregate principal amount of Senior Secured Notes (the "Credit Bid"). Following the auction, Schwazze entered into an asset purchase agreement with Vireo Health of Rocky Mountain (the "Schwazze APA").

During the year ended December 31, 2025, Vireo entered into Convertible Note Secondary Sale and Purchase Agreements with certain holders of the Senior Secured Notes, pursuant to which Vireo acquired Senior Secured Notes having a value of approximately $94 million (consisting of principal and accrued interest) in consideration for issuing 117,905,205 pre-Share Consolidation Vireo Shares with a fair value of $77,976,015.

On March 19, 2026, pursuant to the Schwazze APA and in connection with the Asset Sale, Vireo Health of Rocky Mountain acquired 45 retail dispensaries in Colorado and New Mexico and two manufacturing facilities (one in each state) in consideration for the Credit Bid and the assumption of certain specified liabilities of Schwazze. The Credit Bid resulted in the full discharge of the Senior Secured Notes upon closing of the transaction. As a result of the Asset Sale and certain related transactions, Vireo indirectly holds a majority ownership interest in Vireo Health of Rocky Mountain.

In connection with the foregoing transactions, on March 19, 2026, Vireo Health of Rocky Mountain entered into a loan and security agreement (the "LSA") with Chicago Atlantic Financial Services, LLC, as administrative agent, the lenders party thereto, and Vireo Health of Rocky Mountain's existing subsidiaries, as guarantors. The LSA provides for a senior secured term loan facility comprised of two tranches:

• Tranche A Term Loan: approximately $50.0 million in aggregate principal amount, maturing on December 31, 2031; and

• Tranche B Term Loan: approximately $12.7 million in aggregate principal amount, maturing on December 31, 2033.

The loan proceeds from both tranches were advanced in full on the closing date and bear interest at a fixed rate of 12.0% per annum, payable semi-annually. The outstanding principal balance of each tranche is due in full on its respective maturity date. CO Acquisition Vehicle, LLC, a wholly owned subsidiary of Vireo, holds approximately $5.5 million of the Tranche A Term Loan and holds the Tranche B Term Loan in its entirety. The loans are secured by a first-priority lien on substantially all of the assets of Vireo Health of Rocky Mountain and its existing subsidiaries, subject to certain excluded assets.

Chicago Atlantic Financial Services, LLC serves as administrative agent under the LSA. Chicago Atlantic Admin, LLC serves as collateral agent under the indenture formerly governing the Senior Secured Notes and as administrative agent under the loan facility. John Mazarakis, Vireo's Chief Executive Officer, is a partner of Chicago Atlantic Group, LP, an affiliate of each of these entities.

Management Services Agreement with PharmaCann Inc.

On December 16, 2025, Vireo Health, a wholly owned subsidiary of Vireo, entered into an asset purchase agreement with PharmaCann Inc. ("PharmaCann") and certain of its subsidiaries (the "PharmaCann APA") to acquire certain retail assets and properties of PharmaCann in the State of Colorado for aggregate consideration equal to approximately $49 million, payable in Vireo Shares. In connection with the transactions contemplated by the PharmaCann APA, the parties entered into a management services agreement (the "MSA") pursuant to which an affiliate of Vireo agreed to provide certain affiliates of PharmaCann with management services related to PharmaCann's retail assets in Colorado during the pendency of the acquisition.

On March 22, 2026, the MSA became effective. In connection therewith, and pursuant to the terms of the PharmaCann APA, Vireo delivered 90,740,741 pre-Share Consolidation Vireo Shares from treasury into escrow with Odyssey Trust Company, as escrow agent. Such Vireo Shares are being held in escrow pending their potential release and delivery as consideration under the PharmaCann APA upon the closing of the asset acquisition, which is expected to occur during the third quarter of 2026, subject to regulatory approval.

Strategic Partnership with Ace Ventures

On March 31, 2026, Vireo Health and Ace Venture of NY LLC ("Ace") entered into a Second Amended and Restated Limited Liability Company Operating Agreement (the "Operating Agreement") for Vireo Health of New York LLC ("Vireo NY") as a strategic partnership to establish New York's first minority- owned vertically integrated medical cannabis operator. Under the Operating Agreement, Ace holds 51% and Vireo Health holds 49% of the issued and outstanding membership interests in Vireo NY, with distributions of available cash made first to Vireo Health until recovery of specified amounts and thereafter pro rata. Vireo NY is managed by a two-person board of managers, with one manager designated by Vireo Health and one manager designated by Ace, and with deadlocks resolved by Vireo's Chief Financial Officer. Concurrently, Vireo NY issued an intercompany promissory note in favour of Vireo Health in the principal amount of approximately $16 million, bearing interest at 7% per annum, with all outstanding amounts due on October 13, 2031.

John Mazarakis, as Chief Executive Officer of Vireo Health, and Steven Acevedo, as manager of Ace, currently serve on the board of managers of Vireo NY.

Acquisition of Eaze Inc.

On April 1, 2026, Vireo completed its previously announced merger with Eaze Inc. ("Eaze"), with Eaze surviving as a wholly owned subsidiary of Vireo (the "Eaze Merger"). At closing, Vireo issued 90,379,591 pre-Share Consolidation Vireo Shares to former Eaze stockholders, representing the estimated closing merger consideration of approximately $47,040,000 (based on a price of $0.56 per Vireo Share (on a pre- Share Consolidation basis)), subject to post-closing purchase price adjustments. Former Eaze stockholders may be entitled to receive additional Vireo Shares pursuant to earnout payments following December 31, 2026, based on an imputed Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA") figure of $76,800,000 less the base consideration, as adjusted for certain items described in the merger agreement dated December 22, 2025 by and among Vireo, Eaze and the other parties thereto. The Vireo Shares issued on closing of the transaction are subject to a lock-up with releases of 20% on each of March 1, June 1, September 1 and December 1, 2027, and March 1, 2028.

Election of Director

On April 3, 2026, Vireo's board of directors approved an increase in the size of the board to six directors and appointed Michael Steiner as the sixth director. Mr. Steiner was elected at Vireo's annual general and special meeting of shareholders held on May 29, 2026.

Amendment to Chief Executive Officer Employment Agreement

Effective April 1, 2026, Vireo entered into a second amendment to the employment agreement with John Mazarakis, Chief Executive Officer and Co-Executive Chairman (the "Amended Employment Agreement"). Under the Amended Employment Agreement, Mr. Mazarakis's annual base salary will increase from $1.00 to $2,250,000 as of the earlier of (i) the first day of the month following the date that Vireo achieves a market capitalization of not less than $1 billion (based on 90-day VWAP), or (ii) January 1, 2027. Beginning January 1, 2027, and continuing for each of the next four subsequent calendar years, Vireo will also issue Mr. Mazarakis 333,333 Vireo Shares, which will be fully vested when issued, subject to a minimum trading volume threshold. Vireo's board of directors also approved the grant of conditional performance-vesting restricted share unit awards (the "Growth Equity Awards") to Mr. Mazarakis, which was subject to Vireo Shareholder approval, representing up to 9.0% of Vireo's fully diluted equity across three phases, with vesting tied to Vireo's market capitalization milestones ranging from $1 billion to $2 billion, adjusted EBITDA thresholds ranging from $100 million to $200 million, net leverage, trading volume and, for later phases, total shareholder return hurdles. The Growth Equity Awards are subject to clawback and accelerated vesting provisions. The Amended Employment Agreement and Growth Equity Awards were approved at Vireo's annual general and special meeting of shareholders held on May 29, 2026.

Acquisition of HGC

On April 8, 2026, Prolific Supply LLC, an indirect wholly owned subsidiary of Vireo, completed the acquisition of all of the issued and outstanding equity interests of HGC (the "Hawthorne Transaction"), including its subsidiaries HGCI LLC and Hawthorne Hydroponics LLC (collectively, the "Hawthorne Companies"), from SMG Growing Media LLC, a wholly owned indirect subsidiary of SMG, pursuant to a securities purchase agreement dated April 8, 2026 (the "Hawthorne SPA"). The Hawthorne Companies are a leading provider of nutrients, lighting and other materials used for indoor and hydroponic gardening in North America.

Pursuant to the Hawthorne SPA, Vireo issued Good Dog Holdings LLC ("Good Dog"), as designee of SMG Growing Media LLC, 213 million pre-Share Consolidation Vireo Shares at a deemed value of $0.60 per share (on a pre-Share Consolidation basis), subject to customary post-closing purchase price adjustments, with 5 million of such pre-Share Consolidation Vireo Shares delivered to Odyssey Trust Company, as escrow agent, for satisfaction of such adjustments. Additionally, Vireo issued Good Dog a warrant to purchase 80 million pre-Share Consolidation Vireo Shares at an exercise price of $0.85 per share (on a pre-Share Consolidation basis), exercisable for a period of five years from April 8, 2026. As a result of the Hawthorne Transaction, Vireo acquired $35 million of cash held by the Hawthorne Companies, approximately $58 million of net working capital and $20 million of inventory (primarily growing media) to be supplied to Vireo over two years. Immediately, following the closing of the Hawthorne Transaction, Good Dog held approximately 14% of the outstanding Vireo Shares (or approximately 19% on a partially diluted basis, assuming exercise of all warrants held by Good Dog).

The Vireo Shares issued to Good Dog are subject to a lock-up with releases of 10% at six months post- closing, 30% at 12 months post-closing, 30% at 18 months post-closing and 30% at 24 months post-closing. The Vireo Shares issuable upon exercise of the Vireo Warrants held by Good Dog are subject to the same lock-up release schedule.

In connection with the Hawthorne Transaction, Vireo and Good Dog entered into an investor rights agreement providing Good Dog with (i) certain resale and piggyback registration rights, (ii) the right to designate one nominee for election to Vireo's board of directors for so long as Good Dog (together with SMG and its affiliates) holds at least 5% of Vireo's outstanding Vireo Shares, and (iii) participation rights allowing Good Dog to purchase additional Vireo Shares in certain future offerings to maintain its ownership percentage. Chris Hagedorn, Executive Vice President of SMG and Executive Lead of the Hawthorne Companies business, was designated as the initial board nominee and was elected to Vireo's board of directors at Vireo's annual general and special meeting of shareholders held on May 29, 2026.

Joint Venture with Glass House Brands

On April 13, 2026, Vireo announced a joint venture with Glass House Brands Inc. ("Glass House") to build one of California's largest and most strategically positioned cannabis retail platforms. Following regulatory and certain closing conditions, each company will contribute its California dispensary operations to the joint venture in exchange for a 50% ownership interest in the joint venture. The joint venture will also leverage the Eaze delivery platform to extend distribution into regions with limited retail access.

Beginning five years after closing, Vireo will have the option to acquire Glass House's equity interest in the joint venture, and Glass House will have a reciprocal put right.

Cory Azzalino, Vireo's President of California, has been appointed CEO of the joint venture, where he will oversee operations and lead the platform's retail acquisition and expansion strategy.

FLUENT Arrangement

On April 29, 2026, Vireo entered into an arrangement agreement (as amended on June 8, 2026, the "FLUENT Arrangement Agreement") with FLUENT Corp. ("FLUENT"), pursuant to which Vireo will acquire all of the issued and outstanding common shares of FLUENT (after conversion of all proportionate voting shares and non-voting, non-participating exchangeable shares of FLUENT) (the "FLUENT Shares") by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "FLUENT Arrangement"). Pursuant to the FLUENT Arrangement, each holder of FLUENT Shares will receive 0.002351197 of a Vireo Share (on a post-Share Consolidation basis) in exchange for each FLUENT Share held.

In connection with the FLUENT Arrangement, FLUENT entered into a credit equitization agreement (the "FLUENT Credit Equitization Agreement") with certain lenders (the "FLUENT Lenders") to its existing senior secured credit agreement dated November 26, 2024, as amended (the "FLUENT Credit Agreement"), administered by Chicago Atlantic Financial Services, LLC. Pursuant to the FLUENT Credit Equitization Agreement, FLUENT and the FLUENT Lenders have agreed to exchange an aggregate of $30 million of outstanding indebtedness under the FLUENT Credit Agreement for FLUENT Shares (the "FLUENT Credit Equitization"). Such FLUENT Shares will be issuable to the FLUENT Lenders immediately prior to the closing of the FLUENT Arrangement and will thereafter be exchanged into Vireo Shares upon completion of the FLUENT Arrangement. Assuming completion of the FLUENT Credit Equitization, FLUENT expects to issue 1,701,261,364 FLUENT Shares to the applicable FLUENT Lenders in satisfaction thereof, which will thereafter be exchanged for approximately 4.0 million post-Share Consolidation Vireo Shares.

The FLUENT Arrangement Agreement includes customary deal protection provisions, including non- solicitation covenants, "fiduciary out" and "right to match" provisions in favor of FLUENT, as well as a termination fee of $2 million payable by FLUENT to Vireo in certain specified circumstances. The outside date for completion of the FLUENT Arrangement is March 31, 2027, subject to automatic extension to June 30, 2027 in certain circumstances.

New York Property Acquisition

On May 26, 2026, Vireo announced that 256 County Route 117 Perth LLC (the "256 County Route"), an indirect subsidiary of Vireo, entered into a Premises Purchase Agreement (the "NY Purchase Agreement") with IIP-NY 2 LLC ("IIP-NY"), pursuant to which 256 County Route acquired from IIP-NY all right, title and interest in and to certain real property having a street address of 256 County Route 117, Perth, NY (the "NY Property"). The acquisition resulted from Vireo NY's exercise of an option to purchase the NY Property contained in a Lease Agreement dated October 23, 2017 between Vireo NY, as tenant, and 256 County Route, as landlord.

The purchase price for the NY Property was $88.5 million. Pursuant to the terms of the NY Purchase Agreement, IIP-NY provided seller financing to 256 County Route in the principal amount of $49 million (the "NY Seller Note"). The NY Seller Note bears interest at 15% per annum, matures on May 25, 2027, and is subject to two one-year extension options. The NY Seller Note is secured by a first priority mortgage on the NY Property and is guaranteed by Vireo. The balance of the purchase price, together with closing costs, was funded by a loan from Chicago Atlantic Financial Services, LLC in the amount of $41.0 million, which is secured by a second priority mortgage on the NY Property, subordinate to the NY Seller Note pursuant to an intercreditor agreement, and is guaranteed by Vireo Health.

Share Consolidation

At the annual general and special meeting of Vireo Shareholders held on May 29, 2026, Vireo Shareholders, on a class basis, approved a proposal to allow the Vireo board of directors to proceed with a share consolidation of the Vireo Shares and Vireo Multiple Voting Shares on the basis of not less than 20 for-1 and not more than 40-for-1 with the exact ratio of the share consolidation to be determined by the board of directors of Vireo (the "Share Consolidation").

On June 1, 2026, the board of directors of Vireo approved the Share Consolidation ratio of 30-for-1 and the Share Consolidation became effective at market open on June 5, 2026.

Appointment of Director

At the annual general and special meeting of Vireo Shareholders held on May 29, 2026, Vireo Shareholders approved a motion to fix the number of directors of Vireo to be elected at seven, and approved the election of Christopher Hagedorn to Vireo's board of directors as the seventh director.

Acquisition of Bridgewell Agribusiness LLC

On June 5, 2026, Vireo acquired all of the issued and outstanding equity interests (the "Bridgewell Transaction") of Agribusiness Holdings Limited Partnership ("Agribusiness Holdings"), which indirectly owns all of the issued and outstanding membership interests of Bridgewell Agribusiness LLC ("Bridgewell"), from the holders of the outstanding equity interests of Agribusiness Holdings (the "Ultimate Sellers") and in consideration thereof Vireo issued unsecured, subordinated convertible notes to the Ultimate Sellers in the aggregate principal amount of approximately $13.6 million (collectively, the "Bridgewell Convertible Notes"). The Bridgewell Convertible Notes will convert on or after the second anniversary of closing into Vireo Shares at a deemed price of $0.62 per Vireo Share (on a pre-Share Consolidation basis), subject to final adjustment and the policies of the CSE.

Plan to Acquire Nevada Dispensary

On June 5, 2026, Vireo announced that Deep Roots Harvest, Inc. ("Deep Roots"), an indirect wholly owned subsidiary of Vireo, entered into an asset purchase agreement (the "M3 Purchase Agreement") with M3 Wellness, LLC ("M3 Wellness"), a Nevada limited liability company, pursuant to which Deep Roots will acquire certain assets (collectively, the "Purchased Assets") related to the proposed operation of a licensed retail cannabis establishment at 1081 Highway 95, Hawthorne, Nevada (the "M3 Location"), including Conditional Adult-Use Retail Store License No. RD673 awarded by the Nevada Cannabis Compliance Board (the "CCB"), contracts, permits, books and records, goodwill, and related intangible assets (the "M3 Transaction").

As consideration for the M3 Transaction, Deep Roots will pay to M3 Wellness a purchase price of $500,000, consisting of (a) $290,000 in cash at closing, and (b) 13,888 Vireo Shares at a deemed price of $15.12 per Vireo Share (the "M3 Share Consideration"). In addition, M3 Wellness may be entitled to an earnout payment based on the actual "four wall" EBITDA of the business at the M3 Location for the calendar year ended December 31, 2029, which may, at Deep Roots' election, be paid in cash or in additional Vireo Shares calculated in accordance with the terms of the M3 Purchase Agreement. Completion of the M3 Transaction is subject to regulatory approval from the CCB, as well as customary conditions, including receipt of necessary approvals.

Acquisition of Maryland Dispensary Interests

On June 18, 2026, Vireo completed the acquisition (the "HA-MD Transaction") of an aggregate 49% equity interest in HA-MD, LLC ("HA-MD"), a Maryland limited liability company and the sole owner of Chesapeake Integrated Health Institute, LLC ("Chesapeake") and Maryland Alternative Relief, LLC ("Maryland Alternative"), which are Maryland Cannabis Administration dispensary licensees operating cannabis dispensary locations in Baltimore and Rockville, Maryland, pursuant to a membership interest purchase agreement dated November 3, 2025 (the "MIPA") among Vireo Health, HA-MD, and each of the members of HA-MD.

The total consideration for the HA-MD Transaction was $1,550,000, consisting of (a) $400,000 in cash at closing, (b) $400,000 pursuant to a promissory note payable over a term of five years at 8% annual interest, and (c) 37,035 Vireo Shares at a deemed price of $20.25 per Vireo Share.

PhytoNatural Transaction

On July 2, 2026, Vireo announced that it has entered into a Securities Purchase Agreement (the "SPA") to acquire, jointly with Vive Penn, LLC ("Vive"), a joint venture between Vireo and Hive Holdings, Inc., all of the issued and outstanding limited liability company membership interests of FarmX, LLC d/b/a PhytoNatural ("PhytoNatural"), which owns a non-operational retail permit that would, subject to regulatory approval, allow Vive to open up to six retail stores in Pennsylvania (the "PhytoNatural Transaction"). Total consideration for the acquired licenses is approximately $20.0 million, with $8.0 million payable by Vive in cash at closing and the remaining $12.0 million payable through the issuance of approximately 645,161 Vireo Shares, to be issued two years following the closing date, subject to the terms of the SPA. The PhytoNatural Transaction is expected to close two business days following the date the parties satisfy all conditions precedent to the SPA, including the receipt of all required regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

Further information regarding the business of Vireo and its operations can be found in the Vireo Annual Report and other documents incorporated by reference herein.

Vireo Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the Canadian Securities Authorities and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of Vireo at 207 South 9th Street, Minneapolis, Minnesota, 55402, United States of America, telephone (612) 314-8995 and email legal@vireohealth.com, and are also available electronically under Vireo's SEDAR+ profile at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of Vireo through SEDAR+ and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by Vireo with the Canadian Securities Authorities and the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) the Vireo Annual Report, which report contains the audited consolidated financial statements of Vireo as at December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024, and the notes thereto, together with the auditors' report thereon and the related management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2025 (including comparative discussion for prior periods), as filed on March 17, 2026 (excluding the exhibits thereto);

(b) the Quarterly Report on Form 10-Q of Vireo, for the three months ended March 31, 2026, which report contains the unaudited consolidated financial statements of Vireo as at March 31, 2026 and 2025 and for the three months ended March 31, 2026 and 2025 and the notes thereto and the related management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2026 and 2025, as filed on May 12, 2026 (excluding the exhibits thereto);

(c) Vireo's material change report dated March 19, 2026 relating to the closing of the Schwazze asset acquisition as filed on March 25, 2026;

(d) Vireo's material change report dated June 11, 2026 relating to the Share Consolidation as filed on June 11, 2026; and

(e) Vireo's Notice of Annual General and Special Meeting of the Shareholders of Vireo on Friday May 29, 2026, dated April 16, 2026, and related proxy statement/management information circular; and any documents that Vireo files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act, as amended after the date of this Circular and before the Meeting.

To the extent that any information contained in any document, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it is made.

Consolidated Capitalization

The following tables and narrative describe the material changes in the share and loan capital of Vireo, on a consolidated basis, since March 31, 2026, being the date of Vireo's most recently completed fiscal quarter, each on a pre-Share Consolidation basis, unless otherwise noted.

Share Capital

The following table sets forth the material issuances of Vireo Shares since March 31, 2026 (on a pre-Share Consolidation basis, unless otherwise noted):

Date	Transaction	Shares Issued
April 1, 2026	Eaze Merger	90,379,591(1)
April 8, 2026	Hawthorne Transaction	213,000,000(2)
June 18, 2026	HA-MD Transaction	37,035(3)

Notes:

(1) 9,037,959 of these pre-Share Consolidation Vireo Shares are held in escrow. Former Eaze stockholders may receive additional Vireo Shares following December 31, 2026, based on an imputed EBITDA figure of $76,800,000 less the base consideration, as adjusted pursuant to the Eaze merger agreement. The number of Vireo Shares issuable in respect of earnout payments may not exceed the number of Vireo Shares issued as closing merger consideration (90,379,591 pre- Share Consolidation Vireo Shares).

(2) 5,000,000 pre-Share Consolidation Vireo Shares held in escrow.

(3) On a post-Share Consolidation basis.

In addition, in connection with the Hawthorne Transaction, Vireo issued Good Dog a warrant to purchase 80 million pre-Share Consolidation Vireo Shares at an exercise price of $0.85 per share (on a pre-Share Consolidation basis), exercisable for a period of five years from April 8, 2026.

Pursuant to the Amended Employment Agreement with John Mazarakis, Chief Executive Officer and Co- Executive Chairman, effective April 1, 2026: (i) beginning January 1, 2027, and continuing for each of the next four subsequent calendar years, Vireo will issue Mr. Mazarakis 333,333 Vireo Shares, which will be fully vested when issued, subject to a minimum average daily trading volume threshold of 30,000 shares for the 20-day trading period preceding the date of issuance; and (ii) the board of directors of Vireo approved the grant of Growth Equity Awards to Mr. Mazarakis, which was subject to Vireo Shareholder approval, representing up to 9.0% of Vireo's fully diluted equity across three phases, with vesting tied to specified market capitalization, adjusted EBITDA, net leverage and trading volume thresholds, all on a pre- Share Consolidation basis. The Amended Employment Agreement and Growth Equity Awards were approved at Vireo's annual general and special meeting of shareholders held on May 29, 2026.

Additionally, pursuant to the Bridgewell Transaction, 22,036,528 pre-Share Consolidation Vireo Shares are issuable upon conversion of the Bridgewell Convertible Notes.

Loan Capital

The following table sets forth the material changes in Vireo's loan capital since March 31, 2026:

Security	Interest Rate	Maturity	Outstanding as at March 31, 2026	Outstanding as at the date hereof
NY Seller Note(1)	15% per annum	May 25, 2027(2)	Nil	$49 million
Loan from Chicago Atlantic Financial Services, LLC(3)	Prime + 5.75%	May 28, 2028	Nil	$41 million
Bridgewell Convertible Notes	N/A	On or after June 5, 2028(4)	Nil	Approx. $13.6 million(5)
HA-MD promissory note(6)	8% per annum	June 18, 2031	Nil	$400,000

Notes:

(1) Incurred in connection with the NY Purchase Agreement. Secured by a first priority mortgage on the NY Property and guaranteed by Vireo.

(2) Subject to two one-year extension options.

(3) Incurred in connection with the NY Purchase Agreement. Following the issuance of the NY Seller Note, the balance of the purchase price for the NY Property, together with closing costs, was funded through this loan from Chicago Atlantic Financial Services, LLC, which is secured by a second priority mortgage on the NY Property, subordinate to the NY Seller Note pursuant to an intercreditor agreement, and is guaranteed by Vireo Health.

(4) The Bridgewell Convertible Notes will convert on or after the second anniversary of closing into Vireo Shares at a deemed price of $0.62 per Vireo Share (on a pre-Share Consolidation basis), subject to final adjustment and the policies of the CSE.

(5) The aggregate principal amount is estimated based on the conversion price of $0.62 per Vireo Share (on a pre-Share Consolidation basis) and is subject to final adjustment in accordance with the terms of the Bridgewell Convertible Notes and the policies of the CSE.

(6) Incurred in connection with the HA-MD Transaction.

Description of Share Capital

The following summary description of the shares of Vireo is based on the provisions of the Notice of Alteration of the Notice of Articles of Vireo (the "Vireo Articles"). This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Vireo Articles, which are available on Vireo's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Vireo is authorized to issue an unlimited number of Vireo Shares and an unlimited number of Vireo Multiple Voting Shares. As of July 3, 2026, Vireo's issued and outstanding capital consisted of: (i) 48,537,449 Vireo Shares; and (ii) 7,718 Vireo Multiple Voting Shares.

The liquidation and dividend rights are identical among the Vireo Shares and Vireo Multiple Voting Shares and the holders equally participate in Vireo earnings and losses on an as converted basis.

Holders of Vireo Shares are entitled to one vote in respect of each Vireo Share held.

Holders of Vireo Multiple Voting Shares each have the restricted right to convert to one hundred Vireo Shares, subject to adjustments for certain customary corporate changes.

As of July 3, 2026, Vireo's authorized capital also consists of stock options providing for the issuance of: (i) 1,165,355 Vireo Shares upon the exercise thereof; (ii) 2,098,159 Vireo RSUs; (iii) Vireo Warrants providing for the issuance of up to 3,183,464 Vireo Shares upon the exercise thereof in accordance with their terms; and (iv) a Vireo Convertible Note providing for the issuance of Vireo Shares upon the conversion thereof in accordance with its terms.

Price Range and Trading Volumes of the Vireo Shares

The Vireo Shares are listed and posted for trading on the CSE under the symbol "VREO" and quoted on OTCQX under the symbol "VREOF".

The following table sets forth information relating to the trading of the Vireo Shares on the CSE for the months indicated. Figures reflected in the table below prior to June 5, 2026 represent pre-Share Consolidation figures, and figures on or after June 5, 2026 reflect post-Share Consolidation figures.

Month	High (C$)	Low (C$)	Volume

June 2025	0.60	0.49	397,824

July 2025	0.77	0.56	331,880

August 2025	1.08	0.70	1,731,103

September 2025	1.08	0.455	4,006,902

October 2025	1.05	0.77	902,662

November 2025	0.90	0.53	602,685

December 2025	1.00	0.59	3,315,144

January 2026	0.86	0.65	1,272,046

February 2026	0.78	0.59	650,821

March 2026	0.64	0.485	992,873

April 2026	0.90	0.53	602,685

May 2026	0.64	0.50	1,138,395

June 1, 2026 to June 4, 2026	0.61	0.54	249,240

June 5, 2026 to June 30, 2026	18.30	12.57	121,081

July 1, 2026 to the date hereof	14.30	13.90	5,886

Prior Sales

For the 12-month period prior to the date of this Circular, Vireo issued Vireo Shares as listed in the table below. Other than the issuances listed in the table below, Vireo has not issued any Vireo Shares within the 12 months preceding the date of this Circular. Figures reflected in the table prior to June 5, 2026 represent pre-Share Consolidation figures, and figures on or after June 5, 2026 reflect post-Share Consolidation figures. Vireo did not issue any Vireo Multiple Voting Shares in the last 12 months.

Date of Issuance	Issue Price	Number of Vireo Shares Issued

June 5, 2025(1)	$0.52	196,212,265

June 6, 2025(2)	$0.52	251,210,053

June 13, 2025(3)	N/A	1,853,800

June 26, 2025(4)	$0.40	547,906

September 2, 2025(5)	$0.60	59,619

October 10, 2025(7)	$0.54	114,807,815

November 18, 2025(8)	N/A	2,644,000

December 29, 2025(9)	$0.60	697,731

December 29, 2025(10)	$0.60	215,000

December 29, 2025(11)	$0.60	2,469,910

December 29, 2025(12)	$0.60	4,340,881

December 29, 2025(13)	$0.60	4,960,036

December 30, 2025(14)	$0.54	3,097,390

March 16, 2026(15)	N/A	70,200

March 24, 2026(16)	~$0.54	~90,740,741

April 1, 2026(17)	$0.56	90,379,591

Date of Issuance	Issue Price	Number of Vireo Shares Issued

April 8, 2026(18)	$0.60	213,000,000

May 15, 2026(19)	$0.41	3,695,216

June 18, 2026(20)	$20.25	37,035

Notes:

(1) Issued in connection with Vireo's acquisition of Proper Holdings Management Inc. and NGH Investments Inc.

(2) Issued in connection with Vireo's acquisition of Deep Roots Holdings, Inc.

(3) Issued in connection with the conversion of Vireo Multiple Voting Shares to Vireo Shares.

(4) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(5) Issued pursuant to the exercise of stock options pursuant to Vireo's 2019 Equity Incentive Plan.

(6) Issued pursuant to the exercise of stock options pursuant to Vireo's 2019 Equity Incentive Plan.

(7) Issued in connection with the acquisition of 86% of the total outstanding senior secured notes of Medicine Man Technologies, Inc. d/b/a Schwazze.

(8) Issued in connection with the conversion of Vireo Multiple Voting Shares to Vireo Shares.

(9) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(10) Issued pursuant to the exercise of stock options pursuant to Vireo's 2019 Equity Incentive Plan.

(11) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(12) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(13) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(14) Issued in connection with the acquisition of additional outstanding senior secured notes of Medicine Man Technologies, Inc. d/b/a Schwazze.

(15) Issued in connection with the conversion of Vireo Multiple Voting Shares to Vireo Shares.

(16) Issued in escrow connection with Vireo's acquisition of certain assets of Pharmacann. The number of securities to be issued and the price at which they are to be issued are subject to adjustment and to be determined at the closing date of the acquisition.

(17) Issued in connection with Vireo's acquisition of Eaze.

(18) Issued in connection with Vireo's acquisition of HGC.

(19) Issued pursuant to the exercise of stock options pursuant to Vireo's 2019 Equity Incentive Plan and issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(20) Issued in connection with Vireo's acquisition of the HA-MD interests.

During the 12-month period before the date of this Circular, Vireo has issued the following securities convertible into Vireo Shares, on a pre-Share Consolidation basis:

Date of Issuance	Type of Security	Exercise Price or Conversion Price	Number Issued

August 31, 2025(1)	Restricted Share Units	N/A	675,200

September 19, 2025(2)	Restricted Share Units	N/A	400,00

December 23, 2025(3)	Stock Options	$0.620	7,000,000

December 29, 2025(4)	Restricted Share Units	N/A	7,445,311

April 8, 2026(5)	Warrant to Purchase	$0.85	80,000,000

May 15, 2026(6)	Restricted Share Units	N/A	6,852,973

May 15, 2026(7)	Stock Options	$0.413	285,930

June 5, 2026(8)	Convertible Note	$0.62	22,036,528

Notes:

(1) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(2) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(3) Issued pursuant to the exercise of stock options pursuant to Vireo's 2019 Equity Incentive Plan,

(4) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(5) Issued in connection with the Hawthorne Transaction to Good Dog.

(6) Issued pursuant to the settlement of restricted share units pursuant to Vireo's 2019 Equity Incentive Plan.

(7) Issued pursuant to the exercise of stock options pursuant to Vireo's 2019 Equity Incentive Plan.

(8) Bridgewell Convertible Notes issued pursuant to the Bridgewell Transaction.

Auditors, Transfer Agent and Registrar

The independent auditors of Vireo are BDO USA, P.C.

The transfer agent and registrar of Vireo is Odyssey Trust Company at its office in Calgary, Alberta.

Available Information

Vireo files reports and other information with securities commissions or similar authorities in Canada and the United States of America. These reports containing additional information with respect to Vireo's business and operations are available to the public free of charge at www.sedarplus.ca and www.sec.gov.

Risk Factors

There are a number of risk factors that could cause future results to differ materially from those described herein and in Vireo's filings, including without limitation, the risk factors described under the heading "Risk Factors" in Part I, Item 1A in the Vireo Annual Report which is available on EDGAR at www.sec.gov/edgar and under Vireo's profile on SEDAR+ at www.sedarplus.ca (together with any material changes thereto contained in subsequently filed Quarterly Reports on Form 10-Q) and those contained in Vireo's other filings that are incorporated by reference in this Circular. See "Vireo Documents Incorporated by Reference". Such risk factors include, without limitation, adult-use marijuana remains illegal under U.S. federal law, exposing Vireo to significant risk including possible enforcement actions; Vireo operates in a highly regulated sector with complex and at times opposing regulatory regimes and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where Vireo conducts business; as adult use marijuana and adult use marijuana related activities remain illegal under U.S. federal law and, in certain state jurisdictions, Vireo may be unable to enforce, or may face significant challenges enforcing, Vireo contracts, including those relating to pending transactions that Vireo is a party to; as adult use marijuana is illegal under U.S. federal law, Vireo may be unable to gain access to U.S. bankruptcy protections in the event of Vireo's bankruptcy or a bankruptcy of an entity in which Vireo invests; U.S. state licensing regimes, collateral rules, and ownership limits could materially and adversely affect Vireo's business; local regulation in U.S. states where cannabis is legal may impose additional or more restrictive requirements that could materially and adversely affect Vireo's operations; regulatory uncertainty and potential enforcement by the U.S. Food and Drug Administration and other authorities with respect to hemp-derived products could materially and adversely affect Vireo's business; Vireo's business could be materially adversely affected by the Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026, and related federal restrictions on hemp-derived products; Vireo's pending transactions are subject to numerous conditions, including regulatory approvals and termination rights, and may not be completed on the anticipated terms or timeline, or at all, which could adversely affect the market price of the Vireo Shares and Vireo's business, financial condition and prospects; Vireo and the assets or businesses acquired in connection with pending transactions that Vireo is a party to may not integrate successfully; the counterparties in certain pending transactions that Vireo is a party to have agreed to indemnify Vireo for certain damages arising from certain of the representations, warranties, covenants, and agreements of the counterparties in pending transactions that Vireo is a party to, however, there can be no assurance that these indemnities will be sufficient to make

Vireo whole for the full amount of such damages, or that such indemnifying parties' ability to satisfy their respective indemnification obligation will not be impaired in the future; there can be no assurance that each or any of the pending transactions that Vireo is a party to will not be terminated by Vireo or the relevant counterparty in certain circumstances; the uncertainty surrounding pending transactions that Vireo is a party to could negatively impact Vireo's current and future operations, financial condition and prospects; it may be challenging for the resulting company after completion of Vireo's pending transactions to service the additional indebtedness incurred; Vireo Shareholders may not realize a benefit from the pending transactions that Vireo is a party to that is commensurate with the ownership dilution they will experience in connection with such pending transactions; if the pending transactions that Vireo is a party to do not close, Vireo will not benefit from the expenses incurred in their pursuit; Vireo's ability to use net operating loss carryforwards and other tax attributes may be limited as a result of the pending transactions that Vireo is a party to; Vireo incurred net losses in fiscal years 2025 and 2024 and may not achieve profitability or generate positive operating cash flows in the future; Vireo anticipates requiring additional financing to operate its business and may be unable to obtain such financing on acceptable terms or at all; Vireo is a holding company whose earnings depend on the earnings and distributions of its subsidiaries; the cannabis industry is rapidly evolving and highly competitive, including competition from licensed, unlicensed and well-capitalized participants; competition for suitable cannabis properties may limit growth opportunities or increase costs; public opinion, consumer perception and adverse publicity regarding cannabis may negatively affect demand for Vireo's products and Vireo's business; Vireo's business depends on brand recognition and reputation in an industry influenced by volatile public opinion; Vireo's business may be adversely affected by supplier disruptions; reliance on management agreements with third-party license holders exposes Vireo to regulatory, operational and counterparty risks; security risks inherent in the predominantly cash-based cannabis industry may adversely affect Vireo; agricultural risks, supply chain reliance and labor availability may impact Vireo's operations; energy cost volatility and environmental regulation may increase Vireo's costs or result in enforcement actions against Vireo; cybersecurity, data privacy and healthcare information compliance risks could result in penalties levied against Vireo, litigation and reputational harm; loss of key personnel or inability to attract and retain skilled employees may negatively impact Vireo's operations; Vireo may be required to disclose personal information to regulatory authorities; limitations in insurance coverage may expose Vireo to uninsurable risks; fraudulent or illegal conduct by employees or agents could subject Vireo to investigations and liability; growth-related risks, intellectual property protection challenges, infringement claims, product liability and recall risks may materially adversely affect Vireo; Vireo's internal controls over financial reporting may not be effective; indemnification and limitation of liability provisions under British Columbia law may result in substantial costs; enforcement of foreign judgments may be uncertain; global economic conditions, disease outbreaks or epidemics may adversely affect Vireo's business performance; heightened regulatory scrutiny may impair liquidity and marketability of the Vireo Shares; emerging growth company status and eventual loss thereof may affect Vireo's disclosure obligations and costs; issuance or sale of the Vireo Shares may dilute shareholders or depress market prices of the Vireo Shares; volatility and limited liquidity of the Vireo Shares in the trading market may impair Vireo's ability to raise capital; Vireo's Chief Executive Officer's significant influence over Vireo as both a major shareholder and an affiliate of Vireo's principal lending sources creates substantial actual and potential conflicts of interest and permits him, directly and indirectly, to exercise effective control over Vireo, which could adversely affect Vireo's business and the value of the Vireo Shares; the pending transactions that Vireo is a party to, if completed, may dilute existing shareholders without providing commensurate benefits; public company compliance costs may adversely affect Vireo's financial condition; suitability determinations by licensing authorities with respect to substantial shareholders of Vireo may require redemption of Vireo's securities using Vireo's cash or debt; Vireo does not intend to pay dividends; substantial secured indebtedness and variable-rate exposure may limit flexibility and increase financial risk; substantial sales of the Vireo Shares by selling shareholders could affect the market price of the Vireo Shares; Vireo is subject to Canadian and U.S. taxation, including the limitation on deductions under Section 280E of the U.S. Tax Code; tax audits, tax law changes and taxation of dispositions or dividends may adversely affect Vireo and its shareholders; cannabis-specific taxation may materially impact Vireo's profitability; ERISA imposes additional obligations on certain investors; and the additional factors discussed under the heading "Risk Factors" in Vireo's Annual Report and the risk factor discussed under the heading "Item 1A. Risk Factors" in Vireo's Form 10-Q for the quarterly period ended March 31, 2026. These risks and uncertainties and those described in the Vireo Annual Report are not the only ones Vireo faces. Additional risks and uncertainties, including those that Vireo does not currently know about or that it currently deems immaterial, may also adversely affect Vireo's business. If any of the following risks actually occur, Vireo's business may be harmed, and its financial condition and results of operations may suffer significantly.

APPENDIX G

INFORMATION CONCERNING VIREO FOLLOWING THE ARRANGEMENT

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See "Cautionary Note Regarding Forward-Looking Statements and Risks" and Appendix F - "Information Concerning Vireo".

Overview

On completion of the Arrangement, Vireo will own all of the outstanding C21 Shares.

Following the completion of the Arrangement, the business and operations of C21 will be managed and operated as a subsidiary of Vireo. The head and registered office of Vireo will remain Vireo's current offices, located at Suite 2200-1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

Directors and Executive Officers of Vireo Following the Completion of the Arrangement

The directors and officers of Vireo following the completion of the Arrangement are expected to remain the directors and officers of Vireo. The directors and officers of C21 and its subsidiaries will tender their resignation on the Effective Date.

Description of Share Capital

The authorized share capital of Vireo following the completion of the Arrangement will continue to be as described in Appendix F - "Information Concerning Vireo" and the rights and restrictions of the Vireo Shares and the Vireo Multiple Voting Shares will remain unchanged. The issued share capital of Vireo will change as a result of the consummation of the Arrangement, to reflect the issuance of the Consideration Shares contemplated in connection with the Arrangement.

Based on the outstanding securities of C21 as of the Record Date and assuming the acceleration and settlement of C21 RSUs and C21 DSUs as contemplated by the Arrangement Agreement and Plan of Arrangement, Vireo expects to issue approximately 2,784,391 Vireo Shares as Consideration Shares in connection with the Arrangement. In addition, pursuant to the Plan of Arrangement: (i) each outstanding C21 Option will vest in full and be exchanged for a Replacement Option to acquire such number of Vireo Shares as is equal to the number of C21 Common Shares issuable upon exercise of such C21 Option immediately prior to the Effective Time multiplied by the Exchange Ratio, with the exercise price per Vireo Share adjusted by dividing the original exercise price per C21 Common Share by the Exchange Ratio, resulting in Replacement Options to acquire up to approximately 123,904 Vireo Shares; (ii) the C21 Warrants outstanding at the Effective Time will be assumed in accordance with the terms of the Warrant Indenture and, upon exercise, each holder thereof will be entitled to receive the kind and aggregate number of Vireo Shares it would have received had it held the underlying C21 Common Shares immediately prior to the Effective Time; and (iii) the C21 Debentures outstanding at the Effective Time will be assumed in accordance with the terms of the Debenture Indenture and, upon conversion, each holder thereof will be entitled to receive the kind and aggregate number of Vireo Shares it would have received had it held the underlying C21 Common Shares immediately prior to the Effective Time.

On completion of the Arrangement, assuming (i) that the current number of C21 Shares, Vireo Shares and Vireo Multiple Voting Shares outstanding does not change from the respective dates of the information provided herein, (ii) the acceleration and settlement of all outstanding C21 RSUs and C21 DSUs into C21 Common Shares immediately prior to the Effective Time, and (iii) no exercise or conversion of C21 Options, C21 Warrants or C21 Debentures prior to the Effective Time, it is expected that approximately 51,321,840 Vireo Shares and 7,718 post-Share Consolidation Vireo Multiple Voting Shares convertible into an additional 771,800 post-Share Consolidation Vireo Shares, for a total of 52,093,640 post-Share Consolidation Vireo Shares on a fully converted basis will be issued and outstanding.

G-1

Post-Arrangement Shareholdings

Following the completion of the Arrangement, C21 will be a wholly owned subsidiary of Vireo.

To the knowledge of the directors and executive officers of Vireo, following completion of the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of Vireo carrying 10% or more of the voting rights attached to any class of voting securities of Vireo.

However, as described under "Recent Developments - FLUENT Arrangement" above, Vireo has entered into the FLUENT Arrangement Agreement pursuant to which, among other things, the FLUENT Credit Equitization will be completed immediately prior to the closing of the FLUENT Arrangement. Upon completion of the FLUENT Arrangement (including the FLUENT Credit Equitization), which is expected to close in the fourth quarter of 2026, Chicago Atlantic Opportunities, LLC is expected to beneficially own, directly or indirectly, or exercise control or direction over, voting securities of Vireo carrying 10% or more of the voting rights attached to any class of voting securities of Vireo, as set forth below:

Name of Shareholder	Number and Percentage of Vireo Shares(1)	Number and Percentage of Vireo Multiple Voting Shares(1)	Total(2)	Total Percentage of Voting Power(2)
Chicago Atlantic Opportunities, LLC	6,191,079 (10.90%)	Nil	6,191,079	10.75%

Notes:

(1) The percentages above are based on (i) 48,537,449 Vireo Shares and 7,718 Vireo Multiple Voting Shares issued and outstanding as of July 3, 2026, (ii) the issuance of 2,784,391 Vireo Shares in connection with the Arrangement, and (iii) the issuance of 5,500,000 Vireo Shares in connection with the FLUENT Arrangement (including the FLUENT Credit Equitization), for a total of 56,821,840 Vireo Shares and 7,718 Vireo Multiple Voting Shares.

(2) Assumes all outstanding Vireo Multiple Voting Shares have been converted to Vireo Shares on a 1:100 basis.

Auditors, Transfer Agent and Registrar

The auditors of Vireo following the completion of the Arrangement will continue to be BDO USA, P.C. and the transfer agent and registrar for the Vireo Shares and the Vireo Multiple Voting Shares will continue to be Odyssey Trust Company at its office in Calgary, Alberta.

Risk Factors

The business and operations of Vireo following completion of the Arrangement will continue to be subject to the risks currently faced by Vireo and C21, as well as certain risks unique to Vireo following completion of the Arrangement, including those set out in this Circular under the heading "Risk Factors". Readers should also carefully consider the risk factors related to Vireo described in the Vireo Annual Report and Vireo's Form 10-Q for the quarterly period ended March 31, 2026 as well as the risk factors related to C21 described in the C21 Annual Report and C21 Annual MD&A, each of which is incorporated by reference in this Circular.

G-2

APPENDIX H

FAIRNESS OPINION

(See attached)

June 14, 2026

The Special Committee of the Board of Directors and the Board of Directors of C21 Investments Inc.
885 West Georgia Street, Suite 1900

Vancouver, British Columbia
V6C 3H4, Canada

To the Special Committee (the "Special Committee") of the Board of Directors (the "Board") of C21 Investments Inc.:

Needham & Company, LLC ("Needham & Company" or "we" or "us") understands that C21 Investments Inc. ("C21" or the "Company" and which term shall, to the extent required or appropriate in the context, include the affiliates of C21 Investments Inc.) and Vireo Growth Inc. (the "Acquiror" or "Vireo") have entered into an arrangement agreement dated June 14, 2026 (the "Arrangement Agreement") that contemplates, among other things, the acquisition by the Acquiror of all of the issued and outstanding common shares ("C21 Common Shares") and subordinate voting shares of the Company ("C21 SVS" and, together with the C21 Common Shares, the "C21 Shares") for consideration equal to 0.023052 Vireo subordinate voting shares (the "Vireo Shares") for each C21 Common Share (after conversion of all C21 SVS into C21 Common Shares in accordance with the plan of arrangement) (the "Exchange Ratio"), representing a 100% stock transaction (the "Consideration"), pursuant to an arrangement (the "Arrangement").

Also, in connection with the Arrangement, Needham & Company further understands that:

• C21 RSUs and DSUs will vest and accelerate in full and be settled in Company common shares as of immediately prior to the Effective Time of the Arrangement, and then exchanged into Vireo subordinate voting shares at the Exchange Ratio;

• Holders of C21 stock options will receive replacement options to purchase Vireo subordinate voting shares, with the number of Vireo shares and exercise price adjusted to reflect the Exchange Ratio;

• Each C21 warrant outstanding immediately prior to the Effective Time will remain outstanding in accordance with the terms of the warrant indenture, and each holder of a C21 warrant will be entitled to receive upon the exercise of such warrant, in lieu of C21 Shares, the Vireo Shares which the holder would have been entitled to receive had the holder exercised such warrant immediately prior to the Effective Time;

• Each C21 convertible debenture outstanding immediately prior to the Effective Time will remain outstanding in accordance with the terms of the debenture indenture, and each holder of a C21 convertible debenture will be entitled to receive upon the conversion of such debenture, in lieu of C21 Shares, the Vireo Shares which the holder would have been entitled to receive had the holder converted such debenture immediately prior to the Effective Time; and

• C21 shall pay Vireo a termination fee of US$3,000,000 if the Arrangement Agreement is terminated in certain circumstances.

The above description of the Arrangement is summary in nature. The specific terms of, and conditions necessary to complete, the Arrangement are set forth in the Arrangement Agreement and will be described in the management information circular of the Company (the "Circular") to be mailed to the C21 shareholders (the "C21 Shareholders") in connection with the special meeting of C21 Shareholders.

We have been retained to provide financial advice to the Special Committee and the Board, including our opinion (the "Opinion") to the Special Committee and the Board as to the fairness, from a financial point of view, of the Consideration to be received by the C21 Shareholders.

Engagement of Needham & Company

The Company initially contacted Needham & Company regarding a potential advisory assignment. Needham & Company was formally engaged by the Company as exclusive financial advisor pursuant to an engagement agreement dated March 30, 2026 (the "Engagement Agreement"). The Engagement Agreement provides the terms upon which Needham & Company has agreed to provide the Special Committee and the Board with various advisory services in connection with the Arrangement including, among other things, the Opinion.

Needham & Company will receive a fixed fee for rendering the Opinion. This Opinion fee is not contingent upon, and is payable regardless of, whether the Arrangement is completed or the conclusion reached in the Opinion. In addition to the fixed fee received for rendering the Opinion, Needham & Company will also receive a work fee covering a three-month period commencing April 1, 2026, payable in advance. Needham & Company will also receive a fixed transaction fee equal to a percentage of the amount by which the aggregate purchase price paid in connection with the Arrangement exceeds a specified threshold. The fixed transaction fee is earned upon the execution of a definitive agreement with respect to the Arrangement, and is payable regardless of, whether the Arrangement is completed or the conclusion reached in the Opinion. If the Arrangement Agreement is terminated, Needham & Company is entitled to receive an additional fixed fee. The Company has also agreed to reimburse Needham & Company for reasonable out-of-pocket expenses (subject to a cap, unless the Company provides prior written consent) and to indemnify, among others, Needham & Company in respect of certain liabilities that might arise out of our engagement. The fee payable to Needham & Company for rendering the Opinion is not contingent on the outcome of the Arrangement or the conclusions contained in the Opinion. The fees payable to Needham & Company pursuant to the Engagement Agreement are not, in the aggregate, financially material to Needham & Company and do not give Needham & Company any material financial incentive in respect of either the conclusions reached in the Opinion or the outcome of the Arrangement. Needham & Company consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada and the United States.

Credentials of Needham & Company

Needham & Company, LLC is a leading full-service investment bank with operations in equity research, sales and trading, investment banking, and private wealth management. Needham & Company is a member of FINRA and SIPC. The opinion expressed herein is the opinion of Needham & Company, and the individuals primarily responsible for preparing this Opinion are professionals of Needham & Company experienced in merger, acquisition, divestiture and fairness opinion matters.

The Opinion represents the opinion of Needham & Company, the form and content of which have been approved for release by a committee of senior Needham & Company personnel who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of Needham & Company

Needham & Company is not an insider, associate, or affiliate (as those terms are defined in applicable securities laws) of the Company or Acquiror or any of their respective associates or affiliates (collectively, the "Interested Parties"). Needham & Company has not entered into any other agreements or arrangements with the Company or Acquiror or any of its affiliates with respect to any future dealings.

Needham & Company acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or Acquiror or any of its respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In the ordinary course of trading and brokerage activities, Needham & Company, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of the Company, the Acquiror or related assets or derivative securities. As an investment bank, Needham & Company conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Acquiror or with respect to the Arrangement.

Needham & Company has not acted as agent or underwriter in any financing involving the Company or Acquiror or any of its associates or affiliates during the 24-month period preceding the date that Needham & Company was first contacted in respect of the Arrangement.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between Needham & Company and the Interested Parties with respect to future business dealings. Needham & Company may, in the future, in the ordinary course of its business, perform financial advisory, investment banking or other financial services to one or more of the Interested Parties from time to time.

Overview of C21 Investments Inc.

The Company is a U.S. cannabis company focused on the cultivation, processing, and distribution of cannabis products for the recreational and medical markets. The Company operates in the State of Nevada, with operations subject to the approval of the State of Nevada Cannabis Compliance Board and local regulatory authorities. As of the close of markets on June 12, 2026, the Company had a market capitalization of approximately US$31 million based on its trading price on the Canadian Securities Exchange (the "CSE") of US$0.26 per share. The C21 Common Shares are also traded on the US OTC markets.

Overview of Vireo Growth Inc.

Vireo is a multi-state cannabis operator headquartered in the United States that produces, distributes, and sells a diverse range of cannabis and cannabis-related products. Vireo, through its Subsidiaries, has licenses and operates its cannabis business in ten states, consisting of California, Colorado, Florida, Maryland, Minnesota, Missouri, New Mexico, Nevada, New York, and Utah. As of the close of markets on June 12, 2026, Vireo had a market capitalization of approximately US$620 million based on its trading price on the CSE of US$12.83 per share. The Vireo Shares are also quoted on the US OTC markets.

Scope of Review

In connection with rendering the Opinion, Needham & Company reviewed, analysed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

(a) the executed memorandum of understanding between C21 and Vireo dated April 23, 2026;

(b) a draft of the Arrangement Agreement and other ancillary agreements dated June 14, 2026;

(c) certain financial forecasts of C21 Investments Inc. prepared by management of C21 Investments Inc.;

(d) certain financial forecasts of Vireo prepared by management of Vireo;

(e) the audited consolidated financial statements of the Company for the fiscal years ended March 31, 2026 and March 31, 2025, and notes thereto, and the related management's discussion and analysis of financial condition and operating results for such financial periods;

(f) certain publicly available financial information and other public filings, including those submitted by the Company and Vireo to the applicable securities commissions or securities regulatory authorities in Canada and the United States, which are available for viewing on SEDAR+ and EDGAR, respectively;

(g) certain publicly available information related to the business, operations, financial conditions and trading history of the Company and Vireo, and other selected publicly available information Needham & Company considered relevant;

(h) internal forecasts, projections, estimates and budgets prepared or provided by or on behalf of the management of the Company and management of Vireo;

(i) other internal financial, operating, corporate, and other information concerning the Company and its subsidiaries and Vireo and its subsidiaries, that was prepared and provided by the respective management teams of the Company and Vireo;

(j) discussions with management of the Company regarding the Company's past and current business plan, operations, financial conditions and prospects, including discussions concerning their financial forecasts;

(k) discussions with members of management of Vireo concerning their financial forecasts;

(l) a comparison of certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company;

(m) a review of the financial terms of certain business combinations that we deemed generally relevant;

(n) a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by the senior management of the Company; and

(o) such other information, investigations, analysis and discussion as we considered necessary or appropriate in the circumstances.

Needham & Company has not, to the best of its knowledge, been denied access by the Company to any information under the Company's control requested by Needham & Company.

In addition, we have participated in discussions with members of the senior management team of the Company regarding business operations, the financial condition and future prospects of the Company. We have also participated in discussions with the Company's external legal counsel concerning the Arrangement, the Arrangement Agreement and related matters.

Needham & Company did not meet with the auditors of the Company and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

Prior Valuations

The Company has represented to Needham & Company that there are no independent appraisals or valuations or material non-independent appraisals or valuations of the Company or any of its material assets known to the Company prepared as of a date within 24 months preceding the date hereof and no such valuation or appraisal has been commissioned by the Company or any of its subsidiaries or is known to the Company to be in the course of preparation.

Assumptions and Limitations

With the approval and agreement of the Special Committee and the Board and as provided for in the Engagement Agreement, and subject to the exercise of our professional judgement, we have relied upon and assumed, the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations (collectively referred to as the "Information") obtained by us from public sources, or provided to us by the Company, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Company, their respective subsidiaries, associates and affiliates, and to the Arrangement. This Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such Information and assume no responsibility or liability in connection therewith. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company. We express no opinion as to the results of any financial results or estimates that may be released prior to or following completion of the Arrangement or the market reaction to the results of any such financial results.

The Company has represented to us, in a certificate from senior management of the Company dated as of the date hereof, among other things, that the Information provided orally by or in writing by the Company or any of its subsidiaries or their respective agents to Needham & Company for the purpose of preparing the Opinion, was, at the date the Information was provided to Needham & Company by the Company, and is at the date hereof, complete, true and correct in all material respects and did not and does not contain any untrue statement of material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was made.

The Company further represented that all financial materials, documentation and other data concerning the Arrangement, the Company and its subsidiaries, including any budgets, forecasts, projections, or estimates provided to Needham & Company by the Company were prepared on a basis consistent in all material respects with the accounting policies applied in the audited consolidated financial statements of the Company for the fiscal years ended March 31, 2026 and March 31, 2025. Additionally, the Company represented that such financial materials, documentation and other data or any statement contained therein does not contain any untrue statement of material fact or omit to state any material fact necessary to make such financial materials, documentation and other data or any statement contained therein not misleading in light of the circumstances in which such financial materials, documentation and other data was provided to Needham & Company. We express no view as to such financial materials, documentation and other data or the assumptions on which they were based.

With respect to all financial and other information, data, advice, opinions and representations provided to Needham & Company by Vireo or its subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives, Needham & Company has not been requested to, and has not attempted to, independently verify the completeness, accuracy or fair presentation of any such information, and Needham & Company has assumed such information to be complete, true and correct in all material respects for purposes of this Opinion.

In preparing this Opinion, we have made several assumptions, including that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, all of the conditions required to complete the Arrangement will be met, the Arrangement will be completed substantially in accordance with the terms of the Arrangement Agreement and all applicable laws and that the disclosure provided by the Company in respect of the Arrangement will be accurate in all material respects.

We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect on the Company or on the contemplated benefits of the Arrangement.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Opinion for your purposes.

This Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing and the Information as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information provided by the Company and as they were represented to us in our discussions with the management of the Company and certain of their respective consultants, advisors and representatives. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise, or reaffirm this Opinion. We are expressing no opinion herein as to the price at which the Vireo Shares will trade at any future time. In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Needham & Company and any party involved in the Arrangement.

We have not been asked to prepare and have not prepared a valuation of the Company or any of the securities or assets thereof and this Opinion should not be construed as a "formal valuation" (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions), nor have we been furnished with any such valuations or appraisals in respect of the Company.

This Opinion is provided for the use of the Special Committee and the Board only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written approval. Needham & Company consents to the inclusion of this Opinion, and a summary thereof, in the Circular. Needham & Company disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Needham & Company after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Needham & Company reserves the right to change, modify or withdraw the Opinion.

Needham & Company believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In connection with rendering its Opinion, Needham & Company did not assess any income tax consequences that any particular shareholder may face in connection with the Arrangement.

Approach to Financial Fairness

In considering the fairness of the Consideration under the Arrangement Agreement from a financial point of view to the C21 Shareholders, Needham & Company performed certain value analyses on the Company, based on the methodologies and assumptions that Needham & Company considered appropriate in the circumstances for the purposes of its Opinion including, but not limited to, the following principal methodologies: (a) Selected Companies Analysis; (b) Selected Transactions Analysis; and (c) Discounted Cash Flow Analysis.

Selected Companies Analysis

Needham & Company calculated a range of implied values of the C21 Common Shares based on an analysis of selected companies that Needham & Company believed to be generally relevant to the Company. The selected relevant companies included both large cannabis companies (such as Curaleaf Holdings, Trulieve Cannabis Corp., Green Thumb Industries, Glass House Brands, and Cresco Labs) and small cannabis companies (such as Verano Holdings, TerrAscend, Ascend Wellness Holdings, Jushi Holdings, MariMed, and Vext Science). For this approach, Needham & Company considered a number of valuation metrics, which included the multiples of enterprise value to last twelve months ("LTM") revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA"), as well as enterprise value to forecasted calendar year 2026 and 2027 revenue and EBITDA. Based on the selected small cannabis companies analysis, the enterprise value multiple ranges derived from the selected relevant companies were approximately 1.0x-1.1x calendar year 2026 revenue and 4.8x-4.9x calendar year 2026 EBITDA. Based on the foregoing, the analysis yielded a range of approximately US$0.24 to US$0.30 for each C21 Share.

Selected Transactions Analysis

Needham & Company also compared the financial terms of the Arrangement to certain financial terms of other completed transactions in the cannabis industry that Needham & Company considered relevant, and for which certain financial metrics were publicly available, or could be derived based on publicly available information. Recent relevant transactions included acquisitions by Hive Holdings, VP Investment Holdings, Terrascend Corp., and Verano Holdings Corp., as well as recent Vireo transactions including acquisitions of Medicine Man Technologies, Eaze, Deep Roots Harvest, Proper Holdings (New Growth Horizon), and Wholesome Therapy. Based on Needham & Company's professional judgment, the multiples of enterprise value to LTM revenue and LTM Adjusted EBITDA were considered the most relevant valuation metrics. The enterprise value multiple ranges derived from the selected precedent transactions were approximately 0.9x-1.1x LTM revenue and 3.3x-4.7x LTM Adjusted EBITDA. Based on the foregoing, the analysis yielded a range of approximately US$0.13 to US$0.30 for each C21 Share.

Discounted Cash Flow Analysis

The discounted cash flow ("DCF") approach utilized by Needham & Company is a present value calculation of the unlevered free cash flow ("UFCF") expectations of the Company, to be generated during the Company's fiscal years ending March 31, 2027, March 31, 2028, and March 31, 2029, as well as present value calculations for a terminal value. Needham & Company reviewed historical and projected financial information and analyses provided by management of the Company to determine the UFCF projections for the applicable fiscal years. The DCF approach required that certain assumptions were made, including an estimated weighted average cost of capital ("WACC"), which was calculated in the range of 18.5%-22.8% based on the Company's cost of debt and equity, and weighted based upon the Company's capital structure. Needham & Company also performed a range of sensitivity analysis on a variety of factors including, but not limited to, the WACC and perpetuity growth rates (ranging from 1.0% to 3.0%). Based on the foregoing, the analysis yielded a range of approximately US$0.12 to US$0.16 per C21 Common Share.

Consideration Analysis

In evaluating the Vireo Shares to be issued as the Consideration, Needham & Company considered the trading price of the Vireo Shares as a proxy for the value of the Vireo Shares. The implied transaction price is approximately US$0.30 per C21 Common Share based on the Exchange Ratio of 0.023052 Vireo Shares per C21 Common Share and Vireo's current share price of US$12.83. Needham & Company also analyzed the implied transaction premia relative to C21's trading prices over various periods. Based on this analysis, the Consideration represents a premium of approximately 13.2% to C21's current share price of US$0.26, a premium of approximately 101.0% to the 52-week prior share price of US$0.15, and a premium of approximately 106.8% to the 52-week low closing price of US$0.14.

Transaction Overview

The implied transaction multiples based on the Consideration include enterprise value to LTM revenue of 1.0x, enterprise value to fiscal year 2027 estimated revenue of 1.1x, enterprise value to LTM Adjusted EBITDA of 7.9x, and enterprise value to fiscal year 2027 estimated Adjusted EBITDA of 6.0x. The transaction represents a 100% stock transaction with a total consideration of 2,766,666 Vireo subordinate voting shares to be issued to C21 Shareholders. Based on C21's fully diluted share count of approximately 120.0 million shares and Vireo's pro forma fully diluted share count of approximately 61.7 million shares (post-transaction), C21 Shareholders will own approximately 4.5% of the combined company.

Other Factors Considered

Needham & Company also considered a number of other factors in connection with the Opinion, including, but not limited to, the following:

(p) historical trading ranges of the C21 Common Shares on the CSE and US OTC markets during the 24-month period ending June 12, 2026;

(q) the relative share price performance of C21 compared to selected large and small cannabis companies over the last 12 and 24 months;

(r) the historical ratio of the Company to Vireo share prices over the last 24 months;

(s) the relative trading volume of C21 and Vireo shares on both Canadian and US exchanges;

(t) the results of the market check process conducted by the Company, including discussions with other potential acquirors; and

(u) other factors or analyses that were relevant based on Needham & Company's professional judgement.

Conclusion

Based upon and subject to the foregoing and such other factors as Needham & Company considered relevant, Needham & Company is of the opinion that, as of the date hereof, the Consideration to be received by C21 Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the C21 Shareholders.

Yours truly,

NEEDHAM & COMPANY, LLC